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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 15, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BATS GLOBAL MARKETS, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	6200 (Primary Standard Industrial Classification Code Number)	46-3583191 (I.R.S. Employer Identification Number)

8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214
(913) 815-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Eric Swanson, Esq.
Executive Vice President, General
Counsel and Secretary
BATS Global Markets, Inc.
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214
(913) 815-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Gregory A. Fernicola, Esq. Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$100,000,000	$10,070

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes offering price of shares that the underwriters have the option to purchase.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued December 15, 2015

              Shares

BATS Global Markets, Inc.

COMMON STOCK

        BATS Global Markets, Inc. is offering            shares of common stock, and the selling stockholders identified in this prospectus are offering            shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. This is the initial public offering of our shares, and no public market exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

        Upon completion of this offering, our principal investors will collectively own approximately      % of our common stock. See "Principal and Selling Stockholders."

        We intend to list the common stock on BATS Exchange, Inc. (BZX) under the symbol "BATS."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 17.

PRICE $            A SHARE

	Per Share	Total

Price to public	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to BATS	$	$

Proceeds to selling stockholders	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses. See "Underwriters (Conflicts of Interest)."

        We have granted the underwriters the option to purchase an additional            shares of common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to purchasers on                    , 2016.

Morgan Stanley	Citigroup

BofA Merrill Lynch              Credit Suisse              Goldman, Sachs & Co.              J.P. Morgan

Jefferies                     Barclays              Nomura        Sandler O'Neill + Partners, L.P.

                    , 2016

        We, the selling stockholders and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements included in this prospectus.

        In this prospectus, unless the context otherwise requires, "BATS," the "company," "we," "us" and "our" refer to BATS Global Markets, Inc. (or prior to the acquisition of Direct Edge Holdings LLC, or Direct Edge, in January 2014, BATS Global Markets Holdings, Inc.) and its consolidated subsidiaries: BZX, BYX, EDGX and EDGA (each, a national securities exchange), BATS Trading, Inc. (a U.S. broker-dealer), BATS Trading Limited (a U.K. operator of our multilateral trading facility and our Regulated Market, under its Recognised Investment Exchange status, and known as "BATS Chi-X Europe"), Chi-X Europe Limited (a stand-alone U.K. broker-dealer) and BATS Hotspot (operator of our institutional spot foreign currency, or FX, market). We have defined certain industry-related and other terms in a glossary appended to this prospectus. Please see the glossary for our definition of "market share" and other terms.

Our Company

        We are a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. We provide trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Our principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Our asset class focus currently comprises listed cash equity securities in the United States and Europe, listed equity options in the United States and institutional spot FX globally, as well as exchange-traded products, or ETPs, including exchange-traded funds, or ETFs, in the United States and Europe. Trade execution comprised 44.7% of our revenues less cost of revenues, and market data and connectivity, or non-transaction revenues, comprised 55.3% of our revenues less cost of revenues for the nine months ended September 30, 2015.

        We are the second largest exchange operator in U.S. listed cash equity securities trading by market share, the largest exchange operator of ETFs and other ETPs by market share, and the largest European exchange operator as measured by notional value traded. In addition, for each of the four consecutive months ended November 30, 2015, we were the largest equities market operator globally as measured by notional value traded. Moreover, during 2015 we operated the fastest growing market in the United States for exchange traded options as measured by market share.

        We improve markets by maximizing efficiency and mitigating trade execution risk, in part by offering low-cost, innovative pricing and low-latency trade execution enabled by resilient and robust proprietary technology. For example, during the three months ended September 30, 2015, our net capture, including auctions, in the U.S. equities market was approximately 40% of the rate reported by NASDAQ Group's U.S. equities operations and Intercontinental Exchange's New York Stock Exchange, or NYSE, operations, while our net capture, including auctions, in the European listed equity securities market was approximately 54% of the rate reported by the London Stock Exchange's European equities operations. During the third quarter of 2015, our net capture in the U.S. listed equity options market was 6% to 20% of the rate reported by the Chicago Board Options Exchange, or CBOE, NYSE Arca, NYSE MKT, NASDAQ Options Market and NASDAQ PHLX.

        We develop, own and operate the BATS trading platforms, which deploy our proprietary technology designed to offer some of the fastest and most reliable trading systems available. Our diverse exchange platforms are designed to facilitate price discovery by encouraging the quoting of competitive displayed, or lit, prices, but also offer opportunities to post undisplayed, or dark, trading interest on our U.S. and European order books. The core offerings and products driving our volume and leading market positions include:

  •
  U.S. Listed Cash Equity Securities.  In the United States, we operate four national securities exchanges, BZX, BYX, EDGX and EDGA. All four BATS exchanges trade listed cash equity securities and ETPs, while offering different pricing alternatives. BZX also serves as a listing destination for ETPs.

  •
  European Listed Cash Equity Securities.  In Europe, BATS Chi-X Europe operates both a Multilateral Trading Facility, or MTF, and a Regulated Market, or RM, under its Recognised Investment Exchange, or RIE, status. BATS Chi-X Europe operates two lit books, a periodic auctions book and two dark books on its MTF and operates one lit book and one dark book on its RM. On these books, we offer trading in listed cash equity securities from within 23 European indices and 15 major European markets, in addition to ETFs, exchange-traded commodities and international depositary receipts.

  •
  U.S. Listed Equity Options.  In the United States, each of BZX and EDGX also operates a market for trading listed equity options.

  •
  Global FX.  We operate separate New York and London area matching engines that offer access to trading in more than 60 currency pairs and gold and silver bullion.

        For the nine months ended September 30, 2015, we had a 21.1% share of the overall U.S. equity market, a 22.4% share of the trading of ETPs and a 9.9% share of the U.S. equity options market. In Europe, for the nine months ended September 30, 2015, we had a 24.2% share of European trading in the securities available for trading on BATS Chi-X Europe. In addition, we had $27.8 billion average daily notional value, or ADNV, in our Global FX segment from the BATS Hotspot Acquisition on March 13, 2015 to September 30, 2015. Globally, for the nine months ended September 30, 2015, we had an 11.5% share of the publicly reported institutional spot FX market.

        Our revenue consists primarily of transaction fees, regulatory fees, market data fees and port fees. On a consolidated basis, our revenues less cost of revenues were $285.8 million for the nine months ended September 30, 2015, which represents a 27.7% increase from the $223.8 million generated for the nine months ended September 30, 2014. Non-transaction revenues were 55.3% of revenues less cost of revenues for the nine months ended September 30, 2015. On a consolidated basis, we generated $307.5 million in revenues less cost of revenues for the year ended December 31, 2014. Adjusting for growth through acquisitions, our organic compound annual growth rate of revenues less cost of revenue for the last four years was 12.8%. For the nine months ended September 30, 2015, our Normalized EBITDA margin was 60.4%, an increase from 54.1% for the nine months ended September 30, 2014. We use the non-GAAP measure of Normalized EBITDA margin to measure our performance. Normalized EBITDA margin is a non-GAAP measure that is reconciled to net income in the section titled "—Summary Historical and Pro Forma Financial and Operating Data."

Our History

        We were formed in 2005 as an alternative to the NYSE and the NASDAQ Stock Market, or NASDAQ, in response to increased consolidation among U.S. listed cash equity market centers. Since our founding, we have achieved the following milestones:

  •
  January 2006: Launched our electronic communication network, or ECN, a type of alternative trading system, or ATS, which initially focused on the trading of NASDAQ-listed securities.

  •
  May 2006: Began trading in American Stock Exchange (now NYSE MKT)-listed securities and, in February 2007, NYSE-listed securities.

  •
  March 2008: Entered the European markets by launching an MTF to compete on a pan-European basis against the incumbent securities exchanges, formally launching BATS Chi-X Europe, then known as BATS Europe, in October 2008.

  •
  November 2008: Converted our ECN to a national securities exchange, BZX, which allowed us to participate in, and earn market data fees from, the U.S. tape plans, reduce our clearing costs and operate a primary listings business.

  •
  February 2010: Expanded into a new asset class by offering trading of listed equity options on BZX.

  •
  October 2010: Launched BYX, a second national securities exchange for trading listed cash equity securities.

  •
  November 2011: Acquired Chi-X Europe and it became a wholly-owned subsidiary and changed its name to BATS Chi-X Europe.

  •
  December 2011: Launched a primary listings business in the United States on BZX.

  •
  May 2013: Received approval from the United Kingdom regulators to convert our pan-European MTF into an RIE, and in December 2013, BATS Chi-X Europe acquired a 25% interest in European Central Counterparty N.V., or EuroCCP, the largest equities central clearing counterparty in Europe.

  •
  January 2014: Acquired Direct Edge Holdings LLC, or the Direct Edge Acquisition, which included the two exchanges, EDGX and EDGA.

  •
  March 2015: Acquired Hotspot FX Holdings, LLC, or the BATS Hotspot Acquisition, which owned KCG Hotspot FX LLC, the operator of an electronic trading platform for institutional spot FX, or the BATS Hotspot Platform.

  •
  November 2015: Launched EDGX Options successfully.

Industry Developments

        Significant regulatory and technological developments have transformed the markets in which we operate and have been the primary drivers of our growth and development:

  •
  U.S. Listed Cash Equity Securities.  Several regulatory developments, together with innovations in technology and improvements in the speed of communication, have fundamentally changed the way U.S. listed cash equity markets operate. Notable developments that encouraged the creation of alternative markets, like our original ECN, included:

  •
  the adoption of the "order handling" rules in 1996, which facilitated the growth of ECNs as alternatives to national securities exchanges for displaying and executing orders;

  •
  the adoption of Regulation ATS in 1998, which provides an exemption from exchange registration for ATSs that comply with certain conditions;

  •
  the move to decimal pricing in 2000, which resulted in narrower trading spreads, providing automated market makers with an advantage over traditional market makers; and

  •
  the adoption of Regulation NMS in 2005, which provided price protection for each exchange's best displayed quotes that are electronically accessible for immediate trade execution, and resulted in a dramatic shift to electronic trading as exchanges automated their trading systems to take advantage of this price protection.

  •
  European Listed Cash Equity Securities.  The implementation of the Market in Financial Instruments Directive, or MiFID, in 2007 marked a fundamental change in the European market for trading listed cash equity securities. MiFID was designed to increase competition in pan-European trading and authorized the creation of MTFs. In particular, to create competition among markets, MiFID abolished the "concentration rule," which required firms to route orders only to national stock exchanges, and extended the concept of "passporting," which allowed firms authorized to carry on business in one European Economic Area, or EEA, member state to carry on business in other EEA member states.

  •
  U.S. Listed Equity Options.  The most significant changes within the U.S. listed equity options market have been the move to penny-increment price quotes for many options and the shift away from the traditional pricing model, pursuant to which both sides pay a fee, for executing trades to a pricing model common in the U.S. listed cash equities market. We believe these changes have contributed to significant growth in overall options market volume and have encouraged more aggressive competition and better price discovery.

  •
  Global FX.  While the global institutional spot FX market remains largely unregulated, the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, and its related regulations in the United States and the ongoing implementation of the Market in Financial Instruments Directive II, or MiFID II, and Markets in Financial Instruments Regulation, or MiFIR, in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on an organized trading venue such as a swap execution facility, or SEF, or designated contract market, or DCM, in the United States or on an MTF or organized trading facility, or OTF, in Europe. Trading on these venues has also been enabled by technological developments that facilitate the electronic trading of spot FX and currency derivatives.

  •
  Shifting Investment Styles.  Investors are allocating increasing amounts of capital to passive investment products, such as ETPs, and are seeking exposure to a wider range of asset classes. Passive investment products have proliferated due to investor demand for transparency, lower costs and greater liquidity. We believe these trends will persist, generating significant growth opportunities for our product offerings.

  •
  Continued Customer Need for Data/Risk Management Offerings.  New global regulations are driving not only increased electronic trading but also higher capital requirements, enhanced risk management and reporting and compliance requirements. In addition, regulations are driving market participants to gather more timely, relevant and complete data to improve transparency. With these new regulations, and as regulatory authorities globally continue to establish stricter standards, we believe our customers will continue to strengthen their compliance capabilities, manage greater volumes of data and improve their risk functions.

Our Competitive Strengths

        As a result of these industry developments, newer trading centers like ours are better able to compete against competing exchanges based on technology, price and customer experience. We believe that the following competitive strengths position us well to capitalize on these industry dynamics:

  •
  Leading and Attractive Market Positions.  We are a leading global operator of securities exchanges and other electronic markets and have an attractive market share in the markets we serve. In U.S. listed cash equities, we are the second largest exchange, with a market share of 21.1% of the overall U.S. equity market for the nine months ended September 30, 2015. Our U.S. exchanges also execute the largest share of trading in ETPs, including ETFs and exchange-traded notes, with a 22.4% share of the trading of ETPs for the nine months ended September 30, 2015. In European listed equities, we execute the largest notional value of pan-European equities traded by a single market operator RIE, with a market share of 24.2% of European trading in the securities available for trading on BATS Chi-X Europe for the nine months ended September 30, 2015. In addition, we have a substantial presence in the FX markets with our recent BATS Hotspot Acquisition, with an 11.5% market share of the publicly reported institutional spot FX market for the nine months ended September 30, 2015. The combination of our attractive market positions, the quality of our markets and the expertise of our teams have enabled us to grow our market share across our markets over the last four years.

  •
  Leading Proprietary Technology Platform.  We develop, own and operate a proprietary technology platform, which we designed to optimize reliability, speed, scalability and versatility across all of our markets.

  •
  Our trading platforms have experienced very low operational downtime, as demonstrated by the fact that for the nine months ended September 30, 2015 and the year ended December 31, 2014, all of our global markets were immediately and automatically accessible (i.e., fully operational) 99.992% and 99.991% of the time, respectively. For the nine months ended September 30, 2015, five of our global exchanges were fully operational 100% of the time. We believe that this reliability gives our customers an additional incentive to use our platforms to mitigate trade execution risk, especially in times of extreme market volatility.

  •
  Our average latency, which measures the time that it takes for us to process an order message, has decreased 94% from over 930 microseconds in January 2007 to approximately 54 microseconds for the nine months ended September 30, 2015.

  •
  We use the same technology platform across all of our equities and options markets, which optimizes efficiency, versatility, resiliency and scalability and maximizes uniformity of customer experience. We acquired an additional proprietary trading platform with the BATS Hotspot Acquisition in March 2015, and we are evaluating its migration to our existing BATS technology platform in the coming years. In order to continuously implement new enhancements to our trading platforms, new software releases are deployed to our markets multiple times per month.

  •
  Highly Attractive Operating Model.  The scalability of our technology platforms and the efficiency of our operations allow us to continue to grow with limited additional capital investment. We use technology to leverage our products and employees across multiple asset classes and geographies. As a result, we are able to operate with lower overhead than many competing exchanges. In addition, unlike competing exchanges, we are not burdened by legacy infrastructure. With 284 employees globally as of September 30, 2015, we have captured substantial market share from traditional exchanges in the United States and Europe while maintaining substantially lower fixed costs. This scalability and our low cost structure have driven our Normalized EBITDA margins to 60.4% for the nine months ended September 30, 2015, which is up 6.3 percentage points from the nine months ended September 30, 2014. Along with the substantial amount of non-transactional revenue we generate, our operating leverage provides us with opportunities to continuously improve our operating margins and generate significant operating cash flows.

  •
  Commitment to Competitive and Innovative Pricing.  Due to our operating leverage, we are able to profitably employ an aggressive, low-spread pricing strategy, which we believe provides us with an important competitive advantage. In addition, we have employed innovative, and in some cases, disruptive pricing strategies to increase our market share and improve net capture across our markets.

  •
  Proven Ability to Rapidly Execute on Market Opportunities.  Since our inception, we have demonstrated a unique ability to efficiently expand into new products and new markets, through our effective navigation of dynamic regulatory environments and our identification and successful execution of transformational acquisitions. We do so by leveraging our vast industry expertise and through a continuous dialogue with regulators and key market participants. For example:

    •
    we launched trading in the United States within seven months of our initial incorporation, executed our first trades in the European market within seven months of receiving board approval, began trading listed equity options within eight months of receiving board approval and launched our first ETF listings within three months of receiving final approval from the Securities and Exchange Commission, or the SEC; and

    •
    we successfully executed the transformational acquisitions of Chi-X, Direct Edge and Hotspot in 2011, 2014 and 2015, respectively, in an effort to accelerate our expansion into new products and geographies. Our rapid integration of these businesses and our realization of synergies from them have strengthened our competitive position and improved our financial results.

  •
  Unique Partnership-Driven Product Design and Delivery.  We are structured and committed to deliver a differentiated experience to our customers, through our offering of innovative order types, risk management tools and other products and services. In part due to our strong relationships with our principal investors and their affiliates, we benefit from access to the strategic insights and industry expertise of some of the most active market participants. For example, we offer several products that enable our customers to monitor their order handling on our markets in real-time, such as our user dashboard and latency reports, both of which are web-based tools designed to provide customers with real-time information about their connectivity to our platform and the speed at which their orders are processed and executed within our markets. We also operate one of the few market centers in Europe that offer routing services to other venues that publicly display quotes, or lit venues, which we believe provides an added incentive to use our market. Additionally, EDGX has typically been the preferred exchange destination for retail limit orders as we provide a service model for the retail trading community's unique needs, competitive rates and a general advocacy and support for retail investors.

  •
  Seasoned Management Team with a Core Focus on Technology.  Our management team has extensive experience in financial market operations with a strong background in technology. In addition, a significant portion of our management team has worked together for several years, and several of our founding employees continue to be employed with us. We believe that our management team has demonstrated its ability to grow our business through continued product and technological innovations and that our team of technology professionals is among the best in the industry.

Our Growth Strategies

        We believe that we are well positioned to leverage our competitive strengths to enhance our market position, develop new products and services and continue expanding into new asset classes and geographies. We continually analyze new opportunities and, in particular, intend to pursue the following growth strategies:

  •
  Increase Penetration in U.S. Options with New Products and Services.  We believe there are significant opportunities to generate additional revenue from U.S. listed options by expanding the functionality and pricing models available on our exchanges to attract order flow from new customer segments. In November 2015, we launched our second options exchange, EDGX Options, with a customer-priority, "pro rata" market model as a complement to our existing BZX Options exchange featuring a price/time-priority model. We intend to compete in the larger "pro rata" segment of the options market with EDGX by offering very competitive pricing, a robust technology platform and superior customer service. We plan to develop new functionality on the platform to specifically target more marketable flow from retail customers, more auction flow and growing complex order flow from institutional investors. In addition, we are continuing to explore the development of index and other higher-margin proprietary options products to trade on our exchanges.

  •
  Expand Global FX Platform into Other Currency Instruments.  In March 2015, we acquired the BATS Hotspot Platform, which expanded our reach into foreign currency, the world's largest asset class. We believe the September 2015 launch of the BATS Hotspot matching engine in the United Kingdom will provide us with better access to Asian- and European-based customers and therefore allow us to compete more directly against other platforms in London, the center of global FX trading. We also intend to leverage this expanded footprint in institutional spot FX trading to offer BATS Hotspot customers other non-spot FX instruments such as forwards, swaps and options that make up the majority of the over $5 trillion in global daily notional value traded. As regulatory and other structural changes continue to evolve in the FX industry, we intend to enhance our offering to support additional automation and algorithmic trading, enhance client workflow and execution quality and increase penetration into new customer segments.

  •
  Grow U.S. Equities by Leveraging Position in ETPs to Expand Listings.  We have been the number one market by volume for ETP trading for every month of 2015 while remaining the number two U.S. market by volume for overall listed cash equity trading during the same period. We believe this trading market share leadership can be used to attract new ETP listings to BATS or transfers to BATS of existing ETPs listed on other exchanges in both the United States and Europe. In addition to generating more revenues from increased trading volume in ETPs during the trading day, we believe listing ETPs offers us the opportunity to generate higher-margin fees from opening and closing auctions, as well as value-added market data and analytics. In Europe, we intend to capitalize on expected changes to regulatory transparency requirements that can encourage ETP trading to migrate from the more opaque over-the-counter, or OTC, market to regulated exchange markets like BATS Chi-X Europe. We also expect continued global industry expansion in ETP launches, trading volumes and assets, which we hope will create additional opportunities for us to serve issuers, liquidity providers and investors.

  •
  Fully Monetize the Value of Market Data and Connectivity.  As market share and volumes on our exchanges and trading platforms continue to rise, we believe that additional proprietary market data, analytics and connectivity revenues can be generated while continuing to be a leader on price versus competing platforms across all of our segments. In our Global FX segment, we are considering introducing market data products and connectivity fees to our BATS Hotspot Platform. In Europe, we intend to leverage our position as the leading exchange and OTC reporting facility to use our market data to develop indices and other information services.

  •
  Pursue Strategic Opportunities.  We intend to seek additional opportunities to grow through strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform, offer significant cost synergies and operational efficiencies and are consistent with our corporate culture. We believe that the establishment of a public trading market for our common stock will enhance our ability to pursue strategic opportunities by providing a currency with which to execute future acquisitions.

Recent Developments

        In November 2015, we launched our second options exchange, EDGX Options, with a customer priority, "pro rata" market model as a complement to our existing BZX Options exchange featuring a price/time-priority model. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Our Model" for further information on our pricing models.

        In October 2015, we launched in the United States "The BATS ETF Marketplace," a market specifically structured and designed for ETF issuers and their investors, introducing the BATS ETP Issuer Incentive Program and the BATS Lead Market Maker, or LMM, Program. The BATS ETP Issuer Incentive Program is an innovative program that rewards issuers as their ETP listings grow on BZX. Traditionally, ETP issuers have paid an annual exchange fee to the listing venue that increases as the product becomes more successful. The BATS ETP Issuer Incentive Program rewards ETP issuers for their product's success with a rebate based on the product's consolidated average daily volume, or CADV. The BATS LMM Program is a rewards-based program that incentivizes market makers for their participation in BZX-listed ETPs. First, LMMs receive larger incentives for providing liquidity and reduced costs for removing liquidity in their assigned ETPs. Second, LMMs receive additional economic incentives for making markets in additional ETP products listed on BATS. The BATS LMM Program is supplemented by BATS' Competitive Liquidity Provider, or CLP, program, which is also a rewards-based program designed to incent market makers to make tighter quotes spreads with increased liquidity for BZX-listed ETPs.

Risk Factors

        Investing in our common stock involves substantial risk. Please read "Risk Factors" beginning on page 17 for a discussion of certain factors you should consider in evaluating an investment in our common stock. Some of these risks include:

  •
  intense competition, including price competition, with a broad range of market participants globally, including our principal investors, and further consolidation and alliances among our securities trading competitors could impair our competitive position;

  •
  market data fees and net transaction fees may be reduced due to declines in our market share, trading volumes or regulatory changes, and our lack of revenue diversification, which may adversely affect our operating results and place us at a competitive disadvantage;

  •
  revenues are positively correlated with overall market volume, which can be adversely impacted by a number of factors, including market prolonged diminished volatility;

  •
  system limitations, failures or security breaches could harm our business;

  •
  regulatory changes and changes in market structure, which could have a material adverse effect on our business and those of many of our clients;

  •
  a significant percentage of our total revenues that is generated from, and significant liquidity in our markets that is provided by, customers who are affiliates of our principal investors, who are not contractually obligated to continue to use our services or purchase our products and who also use the services of our competitors; and

  •
  we may have difficulty executing our growth strategy and managing our growth effectively.

Principal Investors

        Immediately prior to this offering, thirteen affiliates of our customers, as well as International Securities Exchange Holdings, Inc. (owned by Deutsche Börse), or ISE, and BGM Holding, L.P., collectively owned                     shares of our common stock, representing approximately           % of our common stock. We refer to these investors as our "principal investors." Upon completion of this offering, our principal investors will collectively own approximately                     shares of our common stock, representing approximately        % of our common stock. See "Principal and Selling Stockholders." These principal investors are affiliates of Bank of America Merrill Lynch, Citadel,

Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Instinet, J.P. Morgan, KCG, Lime, Morgan Stanley, Tradebot Ventures and WEDBUSH.

Conflicts of Interest

                            , underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. As such, any underwriter that has a conflict of interest pursuant to FINRA Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to the Financial Industry Regulatory Authority, or FINRA, Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. See "Underwriters (Conflicts of Interest)."

Corporate Information

        BATS Global Markets Holdings, Inc. was incorporated in Delaware in August 2013. In connection with the Direct Edge Acquisition, BATS Global Markets Holdings, Inc. changed its name to BATS Global Markets, Inc. and became a single new holding company. Concurrently, Direct Edge and BATS Global Markets, Inc. (which was renamed BATS Global Markets Holdings, Inc.) each became intermediate holding companies held by the new BATS Global Markets, Inc.

        We are headquartered in the Kansas City area with additional offices in New York, London, Chicago and Singapore. Our principal executive offices are located at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, and our telephone number is (913) 815-7000. Our website is www.bats.com. Information contained on or accessible from our website is not incorporated by reference into this prospectus.

 THE OFFERING

Common stock offered:
Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Total	shares
Common stock to be outstanding after this offering	shares
Option to purchase additional common stock	We have granted the underwriters the option to purchase an additional shares from us. The underwriters may exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds

We estimate that our net proceeds from this offering will be approximately $              million, based on an assumed initial public offering price of $              per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $              million.

We intend to use the net proceeds received by us in connection with this offering to pay down our Amended 2014 Loan (as defined herein) in the amount of $            and for general corporate purposes, including funding potential future strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services.

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering. See "Use of Proceeds."
Dividend policy

The board of directors is expected to adopt a policy with respect to the payment of dividends on common stock following this offering. We currently expect that we will pay quarterly cash dividends following the offering, with the annual amount initially determined based on a payout ratio of earnings within a determined range. Notwithstanding the current expectations for our future dividend policy, the timing, declaration, amount and payment of any dividends are within the discretion of the board of directors and will depend upon many factors, including our financial condition, earnings, corporate strategy, debt covenants, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by the board of directors.

BZX symbol	BATS

Conflicts of interest

        , underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. As such, any underwriter that has a conflict of interest pursuant to FINRA Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. See "Underwriters (Conflicts of Interest)."

        Unless the context requires otherwise, all references to the number of shares of our common stock outstanding include 275,586 shares of unvested restricted stock as of September 30, 2015, but exclude:

  •
  668,754 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2015 with a weighted average exercise price of $27.84 per share; and

  •
  an aggregate of 811,655 shares of common stock reserved for future issuance under our equity incentive plans as of September 30, 2015.

        Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to                additional shares of common stock from us.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following summary historical and pro forma financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma financial statements and the accompanying notes, and the consolidated financial statements and the accompanying notes, in each case included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2015 and 2014 and the statement of financial condition data as of September 30, 2015 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the statement of financial condition data as of December 31, 2014 and 2013 from our audited consolidated financial statements and related notes included elsewhere in this prospectus.

        We have derived the summary unaudited pro forma consolidated statements of operations data for the nine months ended September 30, 2015 and for the year ended December 31, 2014 from the unaudited consolidated pro forma financial statements and related notes included in this prospectus. The unaudited pro forma condensed combined statement of operations is intended to provide information about how the Direct Edge and BATS Hotspot acquisitions might have affected our historical statement of operations if they had been consummated as of January 1, 2014. The following unaudited pro forma condensed combined statement of operations is provided for informational purposes only and does not necessarily reflect the results of operations that would have actually resulted had the Direct Edge Acquisition and BATS Hotspot Acquisition occurred as of January 1, 2014, nor should it be taken as necessarily indicative of our future results of operations.

	Nine Months Ended September 30,			Year Ended December 31,
	Pro Forma 2015(2)	2015	2014	Pro Forma 2014(2)	2014	2013	2012
	(in millions, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Transaction fees	$979.1	$970.1	$707.7	$1,095.3	$1,009.9	$612.8	$645.3
Regulatory transaction fees(1)	207.0	207.0	186.5	282.0	272.0	127.4	148.1
Market data fees	99.4	99.4	81.2	114.3	110.3	59.4	60.3
Port fees and other	58.8	58.7	49.0	68.7	66.0	41.9	31.0

Total revenues	1,344.3	1,335.2	1,024.4	1,560.3	1,458.2	841.5	884.7
Cost of revenues:
Liquidity payments	805.7	805.7	578.5	858.4	831.4	474.7	508.2
Section 31 fees(1)	207.0	207.0	186.5	282.0	272.0	127.4	148.1
Routing, clearing and other fees	36.7	36.7	35.6	55.4	47.3	42.6	51.5

Total cost of revenues	1,049.4	1,049.4	800.6	1,195.8	1,150.7	644.7	707.8

Revenues less cost of revenues	294.9	285.8	223.8	364.5	307.5	196.8	176.9
Operating expenses:
Compensation and benefits	61.8	58.4	66.2	102.4	87.0	41.5	48.4
Other operating expenses	101.3	92.4	73.3	135.4	100.9	53.7	69.2

Total operating expenses	163.1	150.8	139.5	237.8	187.9	95.2	117.6

	Nine Months Ended September 30,					Year Ended December 31,
	Pro Forma 2015(2)	2015		2014		Pro Forma 2014(2)	2014		2013		2012
	(in millions, except per share data)
Operating income	131.8	135.0		84.3		126.7	119.6		101.6		59.3
Interest and investment expense and other	(34.6)	(31.6)		(32.7)		(46.8)	(39.3)		(26.0)		(1.2)

Income before income tax provision	97.2	103.4		51.6		79.9	80.3		75.6		58.1
Income tax provision	40.2	42.9		20.7		30.9	31.1		28.8		26.5

Net income	$57.0	$60.5		$30.9		$49.0	$49.2		$46.8		$31.6

Earnings per share:
Basic	$1.75	$1.86		$0.98		$1.51	$1.56		$2.07		$1.40
Diluted	$1.74	$1.85		$0.98		$1.50	$1.55		$2.06		$1.39
Pro forma earnings per share(3):
Basic			*		*			*		*		*
Diluted			*		*			*		*		*
Weighted average shares outstanding:
Basic	32.5	32.5		31.4		32.5	31.6		22.6		22.5
Diluted	32.7	32.7		31.5		32.6	31.8		22.7		22.7
Distributions per share		$0.31		$7.67			$7.82		$—		$17.62

(1)
As national securities exchanges, BZX, BYX, EDGX and EDGA are assessed fees pursuant to Section 31 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

(2)
Represents the effects of the Direct Edge and BATS Hotspot acquisitions as if they had occurred on January 1, 2014. All acquisition related costs directly attributable to the transaction, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees are reflected as pro forma adjustments to derive pro forma net income. The pro forma adjustments do not reflect any cost savings or synergies we expect to realize after we integrate Direct Edge's and BATS Hotspot's operations.

(3)
Gives pro forma effect to this offering, the Direct Edge Acquisition and the BATS Hotspot Acquisition.

		As of December 31,
	As of September 30, 2015
		2014	2013
	(in millions)
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents	$77.9	$122.2	$87.2
Financial investments	0.5	68.4	25.2
Goodwill and intangible assets, net	993.7	598.2	247.0
Total assets	1,288.8	1,006.6	456.9
Total liabilities	924.8	702.4	316.9
Long-term debt	737.2	474.4	246.0
Stockholders' equity	364.0	304.2	140.0

Selected Operating Data

        The following table presents selected operating data for our four segments: U.S. Equities, European Equities, U.S. Options and Global FX for the periods presented. The information set forth below is not necessarily indicative of our future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions except for trading days, percentages and as noted below)
U.S. Equities:
Market average daily volume (ADV)	6,864.8	6,214.0	6,414.2	6,187.0	6437.2
Number of trading days	188	188	252	252	250
Net capture per one hundred touched shares(1)	$0.021	$0.022	$0.022	$0.024	$0.023
Market share(2)	21.1%	18.9%	19.4%	10.4%	11.9%
European Equities:
Average daily notional value (ADNV)	€52,394.2	€38,124.1	€39,659.3	€32,613.6	€30,857.6
Number of trading days	192	192	256	256	257
Net capture per matched notional value (in basis points)(1)	0.132	0.164	0.162	0.167	0.113
Market share(2)	24.2%	21.3%	21.6%	23.1%	24.6%
U.S. Options:
Market average daily value (in thousands of contracts)	16,271.1	16,281.5	16,586.3	15,934.2	15,651.6
Number of trading days	188	188	252	252	250
Net capture per touched contract(1)	$0.024	$0.049	$0.046	$0.058	$0.063
Market share(2)	9.9%	4.2%	4.8%	3.7%	3.3%
Global FX:
ADNV (in billions)	$27.8	*	*	*	*
Number of trading days	194	*	*	*	*
Net capture per one million dollars traded(1)	$3.01	*	*	*	*
Other Data:
EBITDA(3)	$166.1	$92.8	$136.0	$116.6	$75.7
EBITDA margin(4)	58.1%	41.5%	44.2%	59.2%	42.8%
Normalized EBITDA(3)	$172.5	$121.0	$168.1	$124.1	$101.3
Normalized EBITDA margin(5)	60.4%	54.1%	54.7%	63.1%	57.3%
Pro Forma EBITDA(3)	$173.1	$119.0	$183.0	*	*
Pro Forma EBITDA margin(6)	58.7%	44.6%	50.2%	*	*
Non-transaction revenue as a percentage of revenues less cost of revenues	55.3%	58.2%	57.3%	51.5%	51.6%
Capital expenditures	$12.3	$17.6	$25.2	$3.6	$6.9

*
Not meaningful.

(1)
Please see the glossary for our definitions of "net capture per one hundred touched shares," "net capture per matched notional value," "net capture per touched contract" and "net capture per one million dollars traded."

(2)
Please see the glossary for our definition of "market share."

(3)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, initial public offering, or IPO, costs, loss on extinguishment of debt and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. Pro Forma EBITDA is defined as EBITDA before costs related to the Direct Edge Acquisition and the BATS Hotspot Acquisition, had such acquisitions been completed on January 1, 2014. EBITDA, Normalized EBITDA and Pro Forma EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA, Normalized EBITDA and Pro Forma EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA, Normalized EBITDA and Pro Forma EBITDA differently than we do. EBITDA, Normalized EBITDA and Pro Forma EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA, Normalized EBITDA and Pro Forma EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Net income	$60.5	$30.9	$49.2	$46.8	$31.6
Interest	34.2	20.3	27.3	25.8	0.6
Income tax provision	42.9	20.7	31.1	28.8	26.5
Depreciation and amortization	28.5	20.9	28.4	15.2	17.0

EBITDA	166.1	92.8	136.0	116.6	75.7
Acquisition-related costs	6.4	14.6	18.5	5.2	19.3
IPO costs	0.5	—	—	0.6	6.3
Loss on extinguishment of debt	—	13.6	13.6	—	—
Other one-time items	(0.5)	—	—	1.7	—

Normalized EBITDA	$172.5	$121.0	$168.1	$124.1	$101.3

	Nine Months Ended September 30,				Year Ended December 31,
	2015		2014		2014
	(in millions)
Pro forma net income	$57.0		$23.0		$49.0
Pro forma interest	36.2		35.6		48.4
Pro forma income tax provision	40.2		15.4		30.9
Pro forma depreciation and amortization	39.3		36.5		44.7
Acquisition costs	0.4	(7)	8.5	(8)	10.0	(9)

Pro Forma EBITDA	$173.1		$119.0		$183.0

(4)
EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(5)
Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(6)
Pro Forma EBITDA margin represents Pro Forma EBITDA divided by revenues less cost of revenues.

(7)
Represents all acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees, of $4.3 million for the nine months ended September 30, 2015. Expenses related to retention payments to employees of $0.4 million for us were not reflected in the pro forma adjustments as these expenses are not directly attributable to the Direct Edge Acquisition and the BATS Hotspot Acquisition.

(8)
Represents all acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors, equity award change in control payments and severance to employees, of $6.0 million and $26.6 million for us and Direct Edge, respectively, for the nine months ended September 30, 2014. Expenses related to retention payments to employees of $8.5 million for us were not reflected in the pro forma adjustments as these expenses are not directly attributable to the Direct Edge Acquisition.

(9)
Represents all acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors, equity award change in control payments and severance to employees, of $8.5 million and $26.6 million for us and Direct Edge, respectively, for the year ended December 31, 2014. Expenses related to retention payments to employees of $10.0 million for us were not reflected in the pro forma adjustments as these expenses are not directly attributable to the Direct Edge Acquisition.

RISK FACTORS

        You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock.

Risks Relating to Our Business

We face intense competition and compete with a broad range of market participants globally, including our principal investors. Further consolidation and alliances among our securities trading competitors could impair our competitive position.

        The market for trade execution services is intensely competitive in the asset classes and geographies in which we operate. Increased competition may result in a decline in our share of trading activity and a decline in our revenues from transaction fees and market data fees, thereby adversely affecting our operating results.

        In the United States, the competition among securities exchanges and other securities execution venues has become more intense with regulatory changes. The U.S. listed cash equity securities marketplace has evolved dramatically in the years following the SEC's adoption of Regulation NMS. We compete in the U.S. listed cash equity securities market against NYSE and NASDAQ, other regional exchanges and several ATSs. Market participants now have multiple venues for the execution of orders, including national securities exchanges as well as numerous off-exchange venues, including ATSs operating "dark pools" that do not publicly display quotations, "lit" ATSs that publicly display quotations operating as ECNs and broker-dealers who internalize orders off-exchange. For example, dark pool venues compete with us by offering low cost executions and differ from "lit" ATSs in the degree of transparency with respect to quotes and trades they offer and in restrictions on who may access these systems. Unlike "lit" venues that publicly display orders, dark pools do not display orders publicly or privately. In addition, while dark pools are required to publicly report trade executions, unlike lit venues that are national securities exchanges, such as BZX, BYX, EDGX and EDGA, those public reports do not immediately identify the dark pool responsible for the trade execution. Hence, dark pools are less transparent than lit venues. Moreover, dark pools with trading volume below certain levels have discretion to offer access on discriminatory terms, effectively blocking access to certain types of market participants. These features of dark pools, which are not available to national securities exchanges, such as BZX, BYX, EDGX and EDGA, can appeal to trading participants who seek to minimize the public disclosure of their trading interest or limit the types of other trading participants that can access their orders. In addition, various broker-dealers internalize their order flow or route their orders to third-party ATSs. Based on publicly available data regarding reported trades, for the nine months ended September 30, 2015, off-exchange trading accounted for approximately 35.3% of consolidated U.S. listed equity volume, and for the year ended December 31, 2014, off-exchange trading accounted for approximately 36.2% of consolidated U.S. equity volume. If off-exchange trading expands further, it will adversely affect our market share in the United States. In addition, newer market entrants with different models may seek status as national securities exchanges, further competing with our exchange business. For example, on August 21, 2015, a subsidiary of an ATS operator, IEX Group, Inc. filed an application with the SEC to register as a national securities exchange.

        The market for execution services within listed cash equity securities in Europe has become significantly more competitive since MiFID came into effect in 2007. MiFID will be superseded and enhanced by MiFID II, which is expected to be implemented at the beginning of 2017. MiFID created a structure for pan-European competition versus other exchange monopolies throughout the E.U. countries. As a result, new MTFs emerged that have captured significant market share from existing national exchanges. Our major competitors in Europe include the London Stock Exchange Group, or

LSE, which also includes an MTF, Turquoise, Euronext, Deutsche Börse, NASDAQ, SIX Swiss Exchange and Bolsas y Mercados Españoles, or BME.

        The market for the trading of U.S. listed equity options is also intensely competitive, with thirteen authorized U.S. options exchanges as of September 30, 2015, and a fourteenth currently pending approval, competing for market share. Our primary competitors in the U.S. options market are CBOE, NYSE, NASDAQ, ISE and Boston Options Exchange Group, LLC, or BOX. As a result of our size and limited product offerings, certain of our competitors have advantages in terms of greater market share and name recognition in the market for trading U.S. listed equity options. These advantages enable our competitors to provide products and services we do not offer, including proprietary products. For instance, some products offered uniquely by CBOE (for example, products based on the VIX volatility index) are not traded on our platform. Additionally, a rule change recently adopted by the Options Clearing Corporation, or the OCC, concerning a proposed capital plan that, if affirmed on review by the SEC, could effectively allow its shareholder exchanges, which include CBOE, ISE, NASDAQ and NYSE, to monetize for their benefit the OCC's monopoly over options clearing. We believe that the proposed capital plan has the potential to result in a wealth transfer from options investors to the OCC's shareholder exchanges, stifling future competition in the options market and increasing the costs of trading listed options.

        The spot FX market remains severely fragmented, with transparent automated marketplaces such as BATS Hotspot challenging ICAP plc (Electronic Booking System), or ICAP, and Thomson Reuters (Reuters Matching, FXall). While the spot FX market recently has been experiencing a shift from competing interbank platforms to ECNs, the electronification of spot FX may encounter resistance from clients that still prefer to utilize the phone, Reuters Conversational Dealing, Instant Bloomberg Chat, Bloomberg terminals and key banking relationships for price discovery and trading. Furthermore, electronification of FX appears to be experiencing more resistance outside the United States. The electronic FX market is also intensely competitive, with multiple venues such as EBS, Reuters Matching, FXall, FX Connect, CME Group, Currenex, 360T, Bloomberg, FastMatch, Gain GTX and others competing for market share. Additionally, exchange operators are actively expanding into the global FX market. For example Deutsche Börse has recently completed its acquisition of 360T and NASDAQ has announced its plans to launch an FX trading market. Moreover, the current market may experience consolidation, such as the recent acquisition of Molten Markets by ICAP.

        We compete in the spot FX market based on our ability to execute our customers' trades at competitive prices, to retain our existing customers and to attract new customers. Certain of our competitors have larger customer bases, more established name recognition, and a greater market share in certain markets, such as Europe. These advantages may enable them, among other things, to:

  •
  provide products and services we do not offer;

  •
  offer products and services at prices below ours to gain market share and to promote other businesses, such as FX options listed securities, contracts for difference including contracts for precious metals, energy and stock indices, and OTC derivatives;

  •
  more efficiently engage in and expand existing relationships with strategic alliances;

  •
  market, promote and sell their products and services more efficiently; and

  •
  develop stronger relationships with customers.

        In recent years, the securities trading industry has witnessed increased consolidation among market participants, such as the November 2013 acquisition of NYSE by Intercontinental Exchange and our own acquisition of Direct Edge in January 2014. Additional consolidations and alliances among market participants may create larger internal liquidity pools that may attract trading volume and liquidity away from BZX, BYX, EDGX, EDGA and BATS Chi-X Europe's exchanges and, therefore, lead to decreased revenues. In addition, consolidations or alliances among our current competitors may achieve cost reductions or other increases in efficiency, which may allow our competitors to offer lower prices or better customer service than we do. These post-merger competitors may be able to achieve efficiencies that allow them to offer lower transaction fees or other financial incentives, which may hinder our ability to stay competitive in the listed cash equity securities market and to further penetrate the options market. In addition, these mergers may result in stronger competitors for us than the premerger entities as stand-alone businesses in other markets that we may decide to enter, such as futures and other derivative products.

        In addition, BATS is dependent upon certain third parties for its ETP listings business, some of which are direct competitors of BATS. For example, BATS does not currently offer intraday net asset values, or INAVs, calculation services for ETP issuers, which the SEC requires ETP issuers to calculate and distribute for their funds. NYSE Arca, owned by Intercontinental Exchange, is the primary provider of INAVs for equity ETP issuers. In October 2015, Intercontinental Exchange announced it agreed to acquire financial market data provider Interactive Data Corp., or IDC, by the end of 2015. IDC provides data and calculation services for ETP issuers to generate INAVs for fixed-income funds. As a result of Intercontinental Exchange's acquisition of IDC, Intercontinental Exchange would increase its competitive advantage in the INAV calculation space, which could result in ETP issuers listing on BZX not to be able to obtain comparable commercial terms from IDC for IDC's provision of INAV calculation services for BZX-listed ETPs.

        Further, we may face competition from our principal investors. Our principal investors or their affiliates may already have or may acquire an ownership interest in competing businesses (including national securities exchanges, dark pools, MTFs, ATSs or ECNs). These businesses may compete with us, either in relation to existing product and service offerings or any diversification of our product and service offerings into new asset classes and/or new geographic locations. For example, certain of our principal investors have a material interest in another MTF, Turquoise, and are planning to launch a new trading venue, "Plato." Furthermore, many of our principal investors operate off-exchange market-making desks, internalization platforms, dark pools, "lit" ATSs and ECNs and smart order routers, each of which potentially competes with us.

        If we are unable to compete successfully in this environment, our business, financial condition and operating results may be adversely affected. Also, if our share of total trading volumes decreases relative to our competitors, we may be less attractive to market participants as a source of liquidity, and we may lose additional trading volume and associated transaction fees, market data fees and connectivity fees as a result.

Our market data fees and net transaction fees may be reduced due to declines in our market share, trading volumes or regulatory changes, and our lack of revenue diversification may adversely affect our operating results and place us at a competitive disadvantage.

        We derived 34.8% and 44.7% of our revenues less cost of revenues from market data fees and net transaction fees, respectively, for the nine months ended September 30, 2015. We derived 35.9% and 42.7% of our revenues less cost of revenues from market data fees and net transaction fees, respectively, for the year ended December 31, 2014. Approximately 84.5% and 83.5% of our market data fees for the nine months ended September 30, 2015 and for the year ended December 31, 2014, respectively, represent our share of tape fees from the U.S. tape plans based on a formula, required by Regulation NMS, which takes into account both trading and quoting activity. For purposes of calculating this percentage, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. Transaction fees represent fees that we earn for trade execution on BZX (including our U.S. listed equity options market), BYX, EDGX (including our U.S. listed equity options market), EDGA and BATS Chi-X Europe, whether a trade is executed internally on BZX, BYX, EDGX, EDGA or BATS Chi-X Europe or routed to another market center.

Net transaction fees represent transaction fees less the liquidity payments and routing and clearing costs that we incurred to earn those transaction fees.

        The occurrence of any event that reduces the amount of market data fees or transaction fees that we receive, whether as a result of fee reductions, fewer members subscribing to the U.S. tape plans, declines in market share or trading volumes (or notional volume in the case of BATS Chi-X Europe) or regulatory changes, will have a direct negative impact on our operating results and future profitability. For example, if our market share of U.S. listed cash equities and U.S. listed equity options trading, or our European cash equities trading, were to decline, our share of market data fees could also decline. In addition, if the amount of trading volume on BZX, BYX, EDGX or EDGA or notional value traded on BATS Chi-X Europe decreases, we will lose transaction fees. Moreover, market data fees could decline as a result of a reduction in the numbers of market data users, for example because of consolidation among market data subscribers or due to a decline in professional subscriptions as a result of staff reductions in the financial services industry or otherwise. For a discussion of the factors that may impact trading volumes, see "—Current economic conditions could adversely affect our business and financial condition." Regulatory changes could also impact the manner in which we set our transaction fees, the fees we receive from market data, or our cost in providing such services. See "—We operate in a highly regulated industry. Regulatory changes and changes in market structure could have a material adverse effect on our business and those of many of our clients."

        In addition, our dependence upon revenues derived primarily from our transaction-based businesses may place us at a competitive disadvantage. Some of our competitors derive a more significant portion of their revenues from more than one source as a result of more diversified product and service offerings and in more numerous geographies. For example, NYSE, LSE, Euronext and NASDAQ may realize substantial revenue from listing fees and index licensing fees, and some of our FX competitors may realize substantial revenue from market data and port fees. In addition, many of our competitors also offer technology outsourcing. As a result, lower transaction fees or market data fees may impact our operating results and future profitability more significantly than our competitors', providing them with a competitive advantage in pricing their products and services or withstanding a reduction in trading volume.

Our industry is characterized by intense price competition.

        The securities trading industry and FX market are characterized by intense price competition. We may be required to adjust pricing to respond to actions by new or existing competitors, which could adversely impact operating results. We also compete with respect to the pricing of market data and with respect to value-added market data such as historical market data. If we are unable to compete successfully with respect to the pricing of our services and products, our business, financial condition and operating results may be adversely affected. Furthermore, to attract market share, we may offer "inverted" pricing specials or no-transaction fee trading from time to time. For example, our BATS Hotspot Platform has at times offered trading of spot gold and silver pairs without any transaction fee, or waived taker fees for certain currency pairs, and has agreed to offer free trading for all transactions on BATS Hotspot's London-based matching engine until the end of 2015. In addition, BZX recently began offering to pay an incentive fee to exchange-traded investment funds that list their shares on BZX. These forms of promotions may adversely affect our profitability.

Our revenues are positively correlated with overall market volume, which can be impacted by a number of factors, including market prolonged diminished volatility.

        A significant percentage of our revenue is tied directly to the volume of securities traded on our markets. Trading volume on our markets can be influenced by a number of factors, including market volatility. The U.S. listed cash equity market has seen an overall decline in trading volume for the past three years, with the market ADV falling approximately 17.9% from 2011 to 2012 and remaining flat from 2012 through 2014. In addition, other events may affect overall market volume on a sustained basis, including rule-making under Dodd-Frank. For example, the provision commonly known as the Volcker Rule restricts banking entities from engaging in certain kinds of proprietary trading, including with respect to listed equity securities and listed equity options. Still in its early stages of adoption, the Volcker Rule could have an adverse impact on U.S. equity market volumes and BATS' U.S. equity exchanges. For example, if banking entities reduce their trading activity and that activity is not replaced by other market participants, we may face a decline in our trading volumes, which could lower our revenues and may adversely affect our operating results.

        Revenue from our FX business is influenced by the general level of trading activity in the FX market. Our FX revenue and operating results may vary significantly from period to period due primarily to movements and trends in the world's currency markets and to fluctuations in trading levels. We have generally experienced greater trading volume and higher revenue in periods of volatile currency markets. Significant swings in the market volatility can also result in increased customer trading losses, higher turnover and reduced trading volume. In the event we experience lower levels of currency volatility, our revenue and profitability may be negatively affected.

        Like other financial services firms, our FX business and profitability are directly affected by factors that are beyond our control, such as economic and political conditions, government or central bank actions like the unexpected actions of the Swiss National Bank on January 15, 2015, broad trends in business and finance, changes in the volume of foreign currency transactions, changes in supply and demand for currencies, movements in currency exchange rates, changes in the financial strength of market participants, legislative and regulatory changes, changes in how such transactions are processed and disruptions due to terrorism, war or extreme weather events. Any one or more of these factors, or other factors, may adversely affect our FX business and results of operations and cash flows. A weakness in equity markets could result in reduced trading activity in the FX market and therefore could have a material adverse effect on our FX business, financial condition and results of operations and cash flows.

System limitations, failures or security breaches could harm our business.

        Our business depends on the integrity and performance of our computer and communications systems. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in trading outages, lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions. Our markets have experienced occasional systems failures and delays in the past and could experience future systems failures and delays.

        For example, on March 23, 2012, we experienced a serious technical failure on BZX, forcing us to cancel our planned IPO. The failure resulted from a software bug that appeared during the BATS IPO auction. In addition to forcing us to cancel our IPO, the technological failure played a role in the halting of another issuer's stock for five minutes. These technical failures damaged our reputation and resulted in increased regulatory scrutiny of the event by the SEC and other governmental authorities.

        Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, cyber attacks, sabotage or terrorism, computer viruses, unauthorized access, intentional acts of vandalism and similar events. Persons who circumvent security measures could wrongfully access and use our information or our customers' information or cause interruptions or malfunctions in our operations. Although we currently maintain and expect to maintain security measures designed to protect the integrity of our systems, multiple computer facilities designed to provide redundancy and back-up to reduce the risk of system disruptions and facilities expected to maintain service during a system disruption, such security measures, systems and facilities may prove inadequate. Any breach in security or system failure that allows unauthorized access, causes an interruption in service or decreases the responsiveness of our systems could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

We operate in a highly regulated industry. Regulatory changes and changes in market structure could have a material adverse effect on our business and those of many of our clients.

        Our securities markets and their participants are highly regulated and are subject to extensive regulation in the United States and Europe. In recent years, the securities trading industry and, in particular, the securities markets have also been subject to significant regulatory changes. Moreover, in the past several years, the securities markets have been the subject of increasing governmental and public scrutiny in response to the global economic crisis. For example, on July 21, 2010, Dodd-Frank was enacted, introducing significant changes to financial industry regulation. Dodd-Frank may also affect the structure, size, depth and liquidity of the financial markets generally and will require that certain standardized derivative products, likely including currency derivative products, be traded on a Swap Execution Facility, or SEF, or designated contract market, or DCM. Similarly, in Europe, the European Commission, or E.C., has proposed a draft delegated regulation in the context of the MiFID II reforms which would introduce a harmonized definition of currency derivative products across the European Union. If the proposed regulation is adopted in its current draft form, it would likely mean that a number of currency products which may have been treated as spot transactions (and outside the scope of the MiFID and certain other derivative rules) would thereafter be treated as derivative products (and consequently within the scope of the MiFID and certain other derivative rules). This may adversely impact the overall level of activity conducted in such products, although, to the extent that any such products are declared by the European Securities Markets Authority, or ESMA, to be subject to an obligation to trade on certain trading venues, this could lead to a greater proportion of the remaining activity taking place on trading venues.

        In addition, Congress, regulators and some media have been increasingly scrutinizing electronic trading and the structure of equity markets in recent years. The SEC continues to consider various potential market structure changes, which could result in reduced trading volumes, or which could negatively affect our business. For example, in June 2014, the Chair of the SEC announced that the SEC was conducting a comprehensive review of market structure. As part of that review, in January 2015, the SEC appointed a special market structure advisory committee of industry participants to review possible regulatory changes. In response to the SEC's efforts, many market participants, including BATS, have publicly announced recommendations for regulatory changes. Reforms recommended by various market participants have included: (i) the elimination of maker-taker pricing or a drastic reduction in access fees charged by exchanges, (ii) increased transparency around order handling practices, (iii) implementation of a so-called trade-at prohibition, which would restrict execution of a trade by a market center that was not displaying the best available quotation, such as off-exchange trading in listed equities, (iv) limitations on high frequency trading and restrictions on, and enhanced oversight of, broker-dealers' automated trading algorithms, (v) limitations on the distribution of direct, or proprietary, market data feeds by exchanges, (vi) changes to the governance models of the consolidated market data national market system plans, or SIPs, including potentially providing for increased representation by non-SROs, as well as increasing the SIPs' technological capacity, (vii) elimination of Self Regulatory Organization, or SRO, status for securities exchanges, and (ix) limitations on or elimination of Rule 611 of Regulation NMS, which currently requires all market participants to execute trades at prices no worse than the best bid or offer displayed by an exchange or other automated trading center. To the extent the SEC decides to adopt some or all of these recommendations, our business could be negatively impacted. For example, elimination of maker-taker pricing or a reduction in access fees could make it more difficult to incentivize market makers to display orders on our exchanges, and could reduce our net transaction fees. Implementation of a trade-at prohibition could restrict our ability to execute non-displayed orders on our exchanges. New restrictions on high frequency trading or broker-dealers' use of automated trading algorithms could result in decreases in market volumes which could negatively affect our revenue. Additional restrictions on our ability to distribute proprietary market data could make it more difficult to derive revenue from the sale of such market data. Changes to the SIPs, including by providing for greater non-SRO participation or mandating further technological investments, could negatively impact the costs and revenues of the SIPs, which in turn could negatively impact the amount of revenue we receive from the SIPs. Elimination of SRO status for securities exchanges could have the effect of eliminating our ability to assert the legal defense of quasi-governmental immunity to shield us from civil liability for actions we take in furtherance of our SRO responsibilities, which in turn could subject us to liability for monetary damages in lawsuits. Elimination or limitation on Rule 611 could reduce market participants' need to execute trades on our exchanges when such exchange is displaying the best available price, reducing our trading volumes and revenues.

        Over the last several years the SEC and other regulators have proposed various specific market structure changes in addition to those described above. See "Regulation." Actions on any of the specific regulatory issues currently under review in the United States and Europe could have a material impact on our business. The SEC, FINRA and the national securities exchanges have proposed, adopted, or are in the process of implementing several initiatives aimed at addressing the oversight, integrity and resilience of the markets. These include large trader reporting, market access risk control rules, limit up/limit down trading price bands and market-wide circuit-breakers, among other initiatives. In addition, in July 2012, the SEC adopted a rule requiring FINRA and the securities exchanges, such as BZX, BYX, EDGX and EDGA, to develop a consolidated audit trail, or CAT, that will allow regulators to efficiently and accurately track all activity in listed securities throughout the U.S. markets. While we support these initiatives and believe they will strengthen the U.S. equity market structure, these and potential future market structure reforms could involve significant implementation and ongoing costs for our U.S. exchange subsidiaries and other market participants. We believe our customers would likely bear a portion of these expenses through increased trading costs, and could result in lower transaction volumes. For example, the costs of developing, building and operating the CAT are expected to be significant. Although the manner in which the costs of the CAT will be allocated among the exchanges, FINRA and market participants has not yet been finalized, to the extent that FINRA and the national securities exchanges impose new quoting or trading fees in order to fund the CAT, market participants may alter their trading activities, causing volumes to decline.

        Effective November 2015, the SEC's Regulation SCI requires providers of certain key market infrastructure, including BZX, BYX, EDGX and EDGA, to have comprehensive policies and procedures in place surrounding their technology. Regulation SCI, which stands for "Systems Compliance and Integrity," replaces the current voluntary compliance program with rules whose violation may be the subject of enforcement actions. Self-regulatory organizations, such as BZX, BYX, EDGX and EDGA, certain ATSs, the SIPs and certain clearing agencies are required to take specific measures to ensure that the core technology meets these new Regulation SCI standards, to conduct business continuity testing and to provide certain notifications in the event of systems disruptions and other events. While we support this regulation and do not anticipate material changes will be necessary for continued compliance, the burdens associated with compliance with such rule could negatively impact our business by increasing our operational expenses.

        In addition, the SEC recently approved a two-year "tick pilot" program to impose wider minimum quoting and/or trading increments, or tick sizes, in certain illiquid securities in an effort to incent liquidity provision in those securities. The tick pilot is scheduled to begin by October 3, 2016, and among other criteria, will generally include stocks of companies with $3 billion or less in market capitalization, an average trading volume of one million shares or less, and a volume weighted average price of at least $2.00 for each trading day during the measurement period prior to the effective date of the pilot. The tick pilot will consist of a control group of approximately 1,400 securities and three test groups with 400 securities in each selected by a stratified sampling. During the pilot: (i) pilot securities in the control group will be quoted at the current tick size increment of $0.01 per share and will trade at the currently permitted increments; (ii) pilot securities in the first test group will be quoted in $0.05 minimum increments, but will continue to trade at any price increment that is currently permitted; (iii) the second test group will be quoted in $0.05 minimum increments and will trade at $0.05 minimum increments, subject to a midpoint exception, a retail investor exception, and a negotiated trade exception; and (iv) pilot securities in the third test group will be subject to the same terms as the second test group and will also be subject to a "trade-at" requirement to prevent price matching by a venue not displaying at a price of a trading center's best "protected" bid or offer, unless an enumerated exception applies. The exchanges, including BZX, BYX, EDGX and EDGA, and FINRA are required to submit their initial assessments on the tick pilot's impact 18 months after the pilot begins based on data generated during the first 12 months of its operation. The tick pilot will require BZX, BYX, EDGX and EDGA to devote additional significant resources to implement and report on the program, increasing our costs. In addition, for tick pilot test group securities where execution at price increments narrower than the permitted quote is permitted, the implementation of the tick pilot could incentivize additional trading away from the exchanges, reducing the volume of orders executed on BZX, BYX, EDGX and EDGA.

        The continued growth of high frequency trading, and what, if any, response is appropriate, has also been the subject of extensive Congressional and regulatory consideration. High frequency trading generally refers to certain types of computer-executed automated trading strategies. A number of exchanges and other market participants have also been the subject of private litigation and regulatory enforcement actions alleging that high frequency trading firms have received unfair advantages at the expense of other traders. High frequency trading accounts for a significant percentage of the daily volume in the U.S. and European equity markets and these actions and other efforts to slow trading could lead to a reduction in trading volumes, negatively impacting all trading markets, including our business.

        Our customers are also highly regulated. The SEC, FINRA, the Commodity Futures Trading Commission, or CFTC, the Board of Governors of the Federal Reserve System, or Federal Reserve, the Federal Deposit Insurance Corporation, or FDIC, the OCC, the U.K. Financial Conduct Authority, or FCA, and other regulatory authorities could impose regulatory changes that could adversely impact the attractiveness of, and the ability of our customers to use, our markets. Regulatory changes by the SEC, FINRA, CFTC, Federal Reserve, FDIC, OCC, FCA or other regulatory authorities could result in the loss of a significant number of customers or a reduction in trading activity on our markets.

        The implementation of MiFID II in Europe will result in an alteration of the existing MiFID structure that has encouraged competition among market centers in Europe. The impact of MiFID II and MiFIR, is likely to be significant, and could reduce trading volumes and trading fees, while increasing our costs of operating in Europe.

        For example, MiFID II and MiFIR introduce a number of new rules which apply directly to European trading venues such as our MTF and RM. These rules include provisions governing high frequency algorithmic trading and specific obligations on firms operating RMs to put in place systems, procedures and arrangements to ensure the trading venue is resilient, has sufficient capacity to cope with order flow, has effective business continuity arrangements, etc. In particular, there are new rules specifically governing tick sizes, synchronization of business clocks and the imposition of limits on the ratio of orders to transactions which RMs will need to implement.

        MiFIR also introduces a much broader transparency regime for RMs and MTFs covering not only pre-and post-trade transparency for equities but also for equity-like instruments, derivatives and fixed income instruments. Waivers from transparency are subject to venue-specific and European-wide volume caps which may curtail participants' ability to conduct dark book trading.

        In addition to the new trading venue and transparency rules noted above, MiFID II introduces enhanced internal organizational and compliance monitoring requirements for RMs which will require the enhancement of internal compliance arrangements, processes and procedures.

        These additional requirements, individually and in aggregate, could have a material adverse effect on our business and cash flows, financial condition and results of our European operations. They imply additional implementation expenditure but potentially also additional ongoing compliance resource. They may also have an adverse impact on the volume of trading that takes place on our venues thereby potentially reducing revenue.

        MiFIR may also have an adverse impact on our U.S. listed cash equity operations as a result of the introduction of a mandatory equity trading rule which would require E.U. investment firms to trade equities which are either admitted to trading on an RM or traded on an E.U. trading venue only on RMs, MTFs with systematic internalisers or with third-country trading venues which have been specifically assessed to be equivalent. Since a significant number of U.S. listed cash equities can be traded on E.U. trading venues, E.U. investment firms may be required to undertake trades in such U.S. listed cash equities only on those European markets unless and until an equivalence assessment is made in respect of our U.S. exchanges.

        On February 14, 2013, the E.C. published a proposal for a directive for a common Financial Transaction Tax, or FTT, in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia or the participating Member States.

        The proposed FTT has a broad scope and could, if introduced in the form originally proposed, apply to certain transactions relating to financial instruments (including secondary market transactions) in certain circumstances.

        Under the February 14, 2013 proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain transactions relating to financial instruments where at least one party is a financial institution (as defined therein), and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is the subject of the transaction is issued in a participating Member State.

        The FTT proposal remains subject to negotiation between the participating Member States. Joint statements issued by participating Member States indicate an intention to implement the FTT by January 1, 2016, although this timing no longer appears to be realistic. The FTT proposal may, however, be altered prior to any implementation, the timing of which remains unclear. Additional E.U. Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

        If implemented, an FTT may, among other matters, make listing the affected financial instruments on an exchange less attractive for issuers than would be the case absent implementation of the FTT. By raising the cost of trading for our customers, an FTT may reduce the volume of transactions and the liquidity and market efficiency of the capital markets, reducing revenues.

        In addition, Dodd-Frank will likely result in exchange or execution platform trading and clearing of many swaps, which could give greater liquidity and accessibility to derivatives that compete with options traded on our U.S. listed equity options markets. The Camp Tax Reform proposals, introduced as legislation in 2014 as a means to unifying tax derivatives could result in adverse tax consequences to market participants, which may lead to fewer investors using listed equity options to reduce the risks of owning stock or generating additional income from their stock holdings. The proposals, if adopted as proposed, may reduce the volume of transactions in the U.S. listed equity options market. Furthermore, the SEC continues to consider whether to impose a cap on transaction fees charged by options exchanges similar to the caps applied to equity exchanges. Transaction fee caps would limit the amount of fees that we can charge to access our liquidity and, accordingly, the payments we can pay to market participants to attract liquidity.

        In addition to its other SRO responsibilities, BZX, as an ETP listing market, also is responsible for overseeing each listed company's compliance with BZX's listing standards. Our listings department evaluates applications submitted by issuers interested in listing their securities on BZX to determine whether the quantitative and qualitative listing standards have been satisfied. Once securities are listed, our listings department monitors each issuer's ongoing compliance with BZX's continued listing standards. Failure to comply with these SRO responsibilities could result in potential sanctions or fines and a negative impact on our reputation or branding.

        The legislative and regulatory environment in which the FX market operates is evolving and has undergone significant changes in the recent past and there may be future regulatory changes in the FX industry. FX market participants have seen an increasing number of law enforcement actions and regulatory inquiries into their business practices. The governmental bodies and regulatory organizations that regulate parts of the FX market have enacted, proposed and may consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. Changes in the interpretation or enforcement of existing laws and regulations by these entities, or the adoption of new legal or regulatory requirements, may also adversely affect our FX business. For example, the New York State Department of Financial Services recently issued a consent order with Barclays Bank PLC, or Barclays, pursuant to which Barclays agreed, among other things, to pay a $150 million fine over the "last look" function in its electronic FX trading business. The Hotspot Platform contains "last look" functionality that may be used by certain platform participants. Changes in how "last look" is viewed by governmental bodies or regulatory organizations may have an adverse impact on the acceptance of "last look" functionality in the FX market generally as well as on our FX business.

We plan on expanding our FX business, which will expose us to additional risks, including increased regulatory oversight.

        In September 2015, BATS Hotspot launched a London matching engine to target specific currency pairs that are more active in Europe and attract more participation from Europe and Asia, complementing BATS Hotspot's New York area matching engine and giving investors two distinct pools of liquidity to drive price formation globally. This business expansion brings increased risk and potentially increased regulatory scrutiny.

        BATS Hotspot may launch a SEF. Launching the SEF would require BATS Hotspot to comply with additional regulatory obligations, as the SEF will be registered with and regulated by the CFTC. For example, under Dodd-Frank and CFTC rules, SEFs must establish and enforce trading and market monitoring procedures and maintain comprehensive business records, among other requirements. Similarly, BATS Hotspot may also launch an MTF in the United Kingdom that would be registered with and regulated by the FCA, and subject to corresponding obligations.

Changes to the regulators and agencies governing European financial markets could adversely affect our business.

        A number of changes in the regulators and agencies governing European financial markets have been enacted or proposed since the financial crisis. In 2010, the U.K. Government announced plans to reform the U.K. regulatory regime by abolishing the Financial Services Authority and replacing it with two regulators, one covering prudential risks and the other covering conduct of business matters. Accordingly, on April 1, 2013, the FCA became the primary regulator of BATS Chi-X Europe. In addition, three independent European agencies now regulate the financial markets, banking and insurance industries, with the mandate of contributing to the stability of the European Union's financial system by ensuring the integrity, transparency, efficiency and orderly functioning of securities markets, as well as by enhancing investor protection. In particular, ESMA fosters supervisory convergence both among national securities regulators and across financial sectors by working closely with the other competent European Supervisory Authorities, or ESAs.

        Until such changes have been in effect for a longer period of time, we cannot fully estimate what long term effect they will have on the oversight and operation of our European market, clearing and other operations, but we do expect it to affect our business, potentially leading to increased regulation and oversight of our operations and the European capital markets generally.

Regulatory changes or future court rulings may have an adverse impact on our revenue from proprietary market data products.

        Regulatory and legal developments could reduce the amount of revenue that we earn from our proprietary market data products. In the United States, we generally are required to seek approval from the SEC for the fees that we charge for our securities market data products. In recent years, certain industry groups have objected to the ability of exchanges to charge for certain market data products. Specifically, Securities Industry and Financial Markets Association, or SIFMA, has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BATS market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by NASDAQ and NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in our having to reduce the fees we charge for market data. The SEC also has authority to undertake such review at its own discretion. If such an examination is conducted, and the results are detrimental to our U.S. securities exchanges' ability to charge for market data, there could be a negative impact on our revenues. We cannot predict how the ALJ will rule on the matter or whether, or in what form, any regulatory changes will be implemented, or their potential impact on our business. A determination by the SEC, for example, to link securities market data fees to marginal costs, to take a more active role in the market data rate-setting process, or to reduce the current levels of securities market data fees could have an adverse effect on our securities market data revenues.

        We believe BATS Chi-X Europe currently offers market data to customers on a non-discriminatory basis at a reasonable cost. As regulators determine how market data should be disaggregated and what is a reasonable commercial basis for providing market data, as set out in MiFID II and MiFIR, it could affect our ability to offer market data products in the same manner that we do today thereby causing an adverse effect on our European market data revenues. While MiFID II aims to encourage a commercial solution to a consolidated tape in Europe, should this fail to materialize, policy makers might be encouraged to implement a mandatory solution that could impact our ability to develop our own commercial offering.

We have indirect exposure to the European sovereign debt crisis.

        BATS Chi-X Europe may from time to time hold cash reserves in U.K. sovereign government debt, commonly known as Gilts. In addition, many of its customers are banks who may hold investments in Euro-denominated sovereign debt. To the extent those customers are negatively impacted by those investments, they may be less able to pay amounts owed to us or renew service agreements with us. Such developments could negatively affect our business. Further, to the extent that sovereign debt concerns depress economic activity, it may negatively impact the number of transactions processed on our trading venues, resulting in lower revenue.

        In addition, an exit from the Euro by an E.U. Member State or an ongoing recession in the Euro zone and the related Euro crisis could lead to foreign exchange volatility and a potential loss of revenues if trading volumes are negatively impacted across all of our trading platforms.

We are dependent on the members of our senior management team and other key personnel.

        We are highly dependent upon our Chief Executive Officer and President, Chris Concannon, and the CEO of BATS Chi-X Europe, Mark Hemsley. Both of these individual's talents and leadership have been, and continue to be, critical to our success. The diminution or loss of the services of any one of these individuals for any reason, and any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business.

        Our success also depends largely on the efforts and abilities of the other key members of our senior management team. Many of these individuals have worked together closely since our inception in 2005.

        Members of our senior management team are subject to employment agreements, each with a term of three years, with automatic one-year annual extensions. Notwithstanding the foregoing, an employment agreement and the corresponding employment relationship between us and our senior management may be terminated at any time by either party with or without cause or advance notice. Accordingly, it is possible that one or more members of our senior management team could resign to work elsewhere. Because each member of our senior management team has a different area of specialization, the departure of any one of these individuals could create a deficiency in one of the core aspects of our business, particularly given our small number of employees relative to our competitors.

        We are also dependent on the efforts of our team of technology professionals, many of whom have been with us for several years, and on our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in our industry for individuals with this level of experience or these skills is intense. Significant losses of key personnel, particularly to competitors, could make it difficult for us to compete successfully. In addition, we may be unable to attract and retain qualified management and personnel in the future, including in relation to any diversification of our product and service offerings into new asset classes and/or new geographic locations.

        We do not maintain "key person" life insurance policies on any of our executive officers, managers, key employees or technical personnel. The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from those losses, could have a material adverse effect on our business, financial condition and operating results.

We may not be able to keep up with rapid technological and other competitive changes affecting our industries, and we may be unable to further diversify our business.

        The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and regulations, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands and regulatory requirements. If our platforms fail to function as expected, our business would be negatively affected. In addition, our business, financial condition and operating results may be adversely affected if we cannot successfully develop, introduce and/or market new services and products or if we need to adopt costly and customized technology for our services and products. Further, our failure to anticipate or respond adequately to changes in technology, customer preferences and regulatory requirements or any significant delays in product development efforts could have a material adverse effect on our business, financial condition and operating results.

        In addition, we will face significant challenges as we seek to diversify our product and service offerings. We may, for example, diversify our equities business by competing with NYSE, NASDAQ and other exchanges and non-exchange trading platforms for new asset classes and in new geographic locations and new or existing listings. We may also diversify our FX business by competing with ICAP plc (Electronic Booking System), Thomson Reuters and others for new asset classes and in new geographic locations. We will face substantial competition from these market centers, some of which have greater brand recognition than we do and offer a broader range of services than we currently offer. Accordingly, we may not be able to increase our revenues, compete successfully by further diversifying our product and service offerings or meet ongoing and changing regulatory requirements.

We generate a significant percentage of our total revenues from, and are provided with significant liquidity in our markets by, customers who are affiliates of our principal investors, who are not contractually obligated to continue to use our services or purchase our products and who also use the services of our competitors.

        We earn a significant percentage of our revenue from customers who are affiliates of our principal investors. For the nine months ended September 30, 2015 and 2014, 46.7% and 49.9% of our total transaction fees were generated by affiliates of our principal investors, respectively. For the years ended December 31, 2014, 2013 and 2012, 49.0%, 46.6% and 45.7% of our total transaction fees, respectively, were generated by affiliates of our principal investors. One of our principal investors accounted for 11%, 12% and 10% of our total transaction fees during the nine months ended September 30, 2015 and the years 2014 and 2013, respectively. None of our principal investors accounted for more than 10% of our total revenues during the 2012 year. In addition, affiliates of our principal investors also provide us with liquidity for which we provide them with a rebate. For the nine months ended September 30, 2015 and 2014, 52.4% and 53.8% of our total liquidity payments was generated by affiliates of our principal investors, respectively. For the years ended December 31, 2014, 2013 and 2012, 54.8%, 53.4% and 52.8% of our total liquidity payments, respectively, were generated by affiliates of our principal investors. For the nine months ended September 30, 2015, none of our principal investors accounted for more than 10% of total liquidity rebates paid. For the years ended December 31, 2014, 2013 and 2012, an affiliate of one of our principal investors accounted for 9%, 12% and 10%, respectively, of total liquidity rebates paid. None of our customers is contractually or otherwise obligated to continue to use our services or purchase our products. In addition, affiliates of our principal investors and our other customers have made, and may continue to make, investments in businesses that directly compete with us. Our customers also trade, and will continue to trade, on markets operated by our competitors. The loss of, or a significant reduction in, participation on our markets by these customers may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully integrate BATS Hotspot, which may result in an inability to realize the anticipated benefits of the BATS Hotspot Acquisition.

        Integrating BATS Hotspot's operations will involve complex technological, operational and personnel-related challenges. This process will be time-consuming and may disrupt the business of the combined company. Difficulties, costs and delays could be encountered with respect to:

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  the possible redesign of BATS Hotspot technology;

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  resolving possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between us and BATS Hotspot;

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  the diversion of management's attention from ongoing business concerns and other strategic opportunities;

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  the retention of BATS Hotspot's key employees and management;

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  possible tax costs or inefficiencies associated with integrating the operations of the combined company; and

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  the retention of strategic partners and attraction of new strategic partners.

        For these reasons, we may not achieve the anticipated financial and strategic benefits, including cost savings from operational efficiencies and synergies, from the acquisition of BATS Hotspot's businesses, and any actual cost savings and synergies may be lower than we currently expect and may take a longer time to achieve than we currently anticipate.

We may have difficulty executing our growth strategy and managing our growth effectively.

        We have experienced significant growth in our business since our inception in 2005, with material expansions into diverse businesses including European listed cash equity securities, U.S. listed equity options and global institutional spot FX trading. While our securities market share has increased, there is no guarantee this will continue in the future. Continuing to grow our businesses will require increased investment in our facilities, personnel and financial and management systems and controls. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our future profitability will be adversely affected. Furthermore, failure to successfully expand into new asset classes or new geographies may adversely affect our growth strategy and our future profitability.

        As part of our growth strategy, we intend to continue evaluating potential acquisition opportunities and strategic alliances. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the securities trading industry and FX industry, which may adversely affect our ability to find acquisition candidates or strategic partners that fit our growth strategy and our investment parameters. These transactions involve numerous risks, including, among others:

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  failure to achieve financial or operating objectives;

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  failure to successfully and timely integrate any operations, products, services or technology we may acquire or combine within a strategic alliance;

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  diversion of management's and other key personnel's attention;

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  failure to obtain necessary regulatory or other approvals;

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  potential loss of customers or personnel;

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  failure to obtain necessary financing on acceptable terms; or

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  acquisition-related litigation.

        Failure to successfully manage any acquisition or strategic alliance we may make in the future could adversely affect our growth strategy and our future profitability. Furthermore, future acquisitions or strategic alliances may require significant resources and may result in significant unanticipated losses, costs or liabilities.

        Future acquisitions may be effected through the issuance of our common stock, which could substantially dilute the ownership percentage of our current stockholders.

If our goodwill or intangible assets become impaired we may be required to record a significant charge to earnings.

        As a result of our acquisitions of Chi-X Europe on November 30, 2011, Direct Edge on January 31, 2014 and BATS Hotspot on March 13, 2015, we have recorded approximately $1,042.5 million of goodwill and other acquired intangible assets. We assess the potential impairment of goodwill at least annually, or more frequently when events or changes in circumstances signal indicators of impairment are present. Adverse changes in economic conditions or our operations could affect the assumptions we use to calculate the fair value, which in turn could result in an impairment charge in future periods that would impact our results of operations and financial position.

The regulatory framework under which we operate and new regulatory requirements or new interpretations of existing regulatory requirements could require substantial time and resources for compliance, which could make it difficult and costly for us to operate our business.

        Our securities markets operate in a highly regulated industry and may be subject to regulatory actions or other legal proceedings that could lead to censures, fines or other penalties if we fail to comply with our legal and regulatory obligations. The securities trading industry is subject to significant regulatory oversight and could be subject to increased governmental and public scrutiny in the future in response to global conditions and events. In the United States, our markets are regulated by the SEC and our broker-dealer subsidiary is regulated by the SEC, FINRA and other applicable SROs. In the United Kingdom, our markets are subject to local and/or E.U. regulation. As a result, our RMs may be subject to audits, investigations, administrative proceedings and enforcement actions relating to compliance with applicable rules and regulations.

        In January 2015, the SEC completed two separate investigations into the development of order types: one related to BZX and BYX and another related to EDGX and EDGA. While the SEC concluded its investigation with no action taken with regards to BZX and BYX, the SEC accepted our offer of settlement with respect to EDGX and EDGA, which included a monetary penalty and an agreement to implement certain measures aimed at preventing future violations of the Exchange Act and the rules and regulations promulgated thereunder. In the future, we could be subject to SEC or other regulatory investigations or enforcement proceedings that could result in substantial sanctions, including revocation of our operating licenses. Any such investigations or proceedings, whether successful or unsuccessful, could result in substantial costs, the diversion of resources, including management time, and potential harm to our reputation, which could have a material adverse effect on our business, results of operations or financial condition. In addition, our exchanges could be required to modify or restructure their regulatory functions in response to any changes in the regulatory environment, or they may be required to rely on third parties to perform regulatory and oversight functions, each of which may require us to incur substantial expenses and may harm our reputation if our regulatory services are deemed inadequate.

        In addition, our registered broker-dealer subsidiary, BATS Trading, is subject to regulation by the SEC, FINRA and other SROs. As a registered broker-dealer, BATS Trading is subject to regulations concerning all aspects of its business, including trading practices, order handling, best execution, anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct of its officers, employees and other associated persons. In addition, BATS Trading is subject to regulatory requirements intended to ensure its general financial soundness and liquidity, which require that it comply with certain minimum capital requirements. The SEC and FINRA impose rules that require notification when a broker-dealer's net capital falls below certain predefined criteria, dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule and FINRA rules impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital. Any failure to comply with applicable broker-dealer regulations could have a material adverse effect on the operation of our business, financial condition and operating results.

        Our European securities business is subject to regulatory oversight in the United Kingdom by the FCA, which through the "passporting" process provides authorization to carry on business in other EEA member states. The authorities may revoke this authorization if we do not suitably carry out our regulated business activities. The authorities are also entitled to request that we adopt measures in order to ensure that we continue to fulfill the authorities' requirements. Any failure by us to meet these requirements or any revocation by the authorities of our authorization to carry on business in other EEA member states would materially affect our ability to operate a trading venue on a pan-European basis and could adversely affect our business, financial condition and results of operations. We currently operate both an RIE and a routing broker in the United Kingdom.

We have self-regulatory obligations that may create conflicts of interests.

        We have obligations to regulate and monitor activities in our markets and ensure compliance with applicable law and the rules of our markets by market participants. In the United States, the SEC and others have expressed concern about potential conflicts of interest of "for-profit" markets performing the regulatory functions of an SRO. For example, we are responsible for identifying possible violations of the securities laws by our members and taking regulatory action against those members if such violations are confirmed. Although our U.S. exchanges outsource certain of their regulatory functions to FINRA, we could be conflicted in pursuing such regulatory actions against our customers because to do so could result in a loss of trading volumes on our markets. Any failure by us to diligently and fairly regulate our markets or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt SEC scrutiny and adversely affect our business and reputation.

Our ability to implement or amend rules could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect our ability to implement needed changes or expand our products or services.

        Our exchanges registered with the SEC must submit proposed rule changes to the SEC for its review and, in many cases, its approval. Even where a proposed rule change may be effective upon filing with the SEC, the SEC retains the right to suspend and disapprove such rule changes. The rule review process can be lengthy and can significantly delay the implementation of proposed rule changes that we believe are necessary to the operation of our markets. If the SEC delays or does not allow one of our exchanges to implement a rule change, this could negatively affect our ability to make needed changes or implement business activities. In addition, we must compete with ATSs that are not subject to the same SEC approval process and therefore may have lower regulatory and surveillance costs than us. There is a risk that other trading venues will be able to charge lower fees than us because they spend significantly less on regulation, attracting trading to those venues. The SEC has also been actively enforcing exchanges' compliance with these requirements, including entering an order against EDGX and EDGA for alleged failures to properly maintain SEC-approved rules relating to all of its order types. See "—Failures in our compliance systems could subject us to significant legal and regulatory costs. Furthermore, if our risk management methods are not effective, our business, reputation and financial results may be adversely affected."

        Similarly, the SEC must approve amendments to our exchange subsidiaries' certificates of incorporation and bylaws, as well as certain amendments to our certificate of incorporation and bylaws. The SEC may decide not to approve a proposed amendment or may delay such approval in a manner that could negatively affect our ability to make a desired change, which could prevent or delay us from improving the operations of our markets or recognize income from new products.

We depend on third-party service providers for certain services that are important to our business. An interruption or cessation of such service by any third-party could have a material adverse effect on our business.

        We depend on a number of service providers, including but not limited to, banking and clearing organizations such as the National Securities Clearing Corporation, or NSCC, and the OCC, and its member clearing firms; LCH.Clearnet Group, EuroCCP, SIX x-clear AG; data center providers such as Equinix, which hosts our primary data centers in the United States and Europe, and CenturyLink, which hosts our backup data center in the United States; the Consolidated Tape Association, or CTA, and the Options Price Reporting Authority, LLC, or OPRA; and various vendors of communications and networking products and services.

        We also rely on third-party broker-dealers for routing and clearing services in certain circumstances. Specifically, we may route an order from a customer away from our markets to another trading venue if there is insufficient liquidity on our markets to match the order and/or if the customer is utilizing one of our smart-order routing strategies. We may use a third-party broker-dealer to establish back-up connectivity to another exchange in the event that our connection to such exchange fails, because we do not have a direct connection to such exchange or to take advantage of tiered pricing rates at such exchange. Once we (or such third-party) fill an order on another market, the executed trade is sent to a clearing broker to match the details of the trade with the clearing broker for the other party to the trade. We rely on affiliates of Bank of America Merrill Lynch, Citigroup, Morgan Stanley, Wedbush Securities, Credit Suisse and Lime Brokerage, each of which is an affiliate of one of our principal investors, to route orders that are not routed directly by us and to clear certain trades routed to other markets.

        In addition, we currently rely on FINRA to perform certain regulatory functions on our behalf pursuant to a regulatory services agreement, or RSA, which we entered into in 2014. Under the RSA, we maintain ultimate responsibility for the regulatory activities.

        We cannot assure you that any of these providers will be able to continue to provide these services in an efficient manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation of an important service by any third-party and our inability to make alternative arrangements in a timely manner, or at all, could have a material adverse impact on our business, financial condition and operating results.

Financial or other problems experienced by third parties could have an adverse effect on our business.

        We are exposed to credit risk from third parties, including customers, clearing agents and counterparties. For example, we are exposed to credit risk for transaction fees we bill to customers on a monthly basis in arrears. Our customers and other third parties may default on their obligations to us due to lack of liquidity, operational failure, bankruptcy or other reasons.

        In addition, with respect to orders BATS Trading routes to other markets for execution on behalf of our customers, BATS Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of our clearing firms, Wedbush Securities, Bank of America Merrill Lynch or Morgan Stanley, as well as failure on the part of our routing brokers (e.g., Morgan Stanley, Credit Suisse, NASDAQ, Lime Brokerage and Bank of America Merrill Lynch) to pass back transactional rebates. Wedbush Securities, Bank of America Merrill Lynch and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, BATS Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities, Bank of America Merrill Lynch or Morgan Stanley fails to perform.

        With respect to U.S. equities, BATS Trading has counterparty credit risk exposure to Wedbush Securities and Morgan Stanley related to clearing until the day following the trade date. BATS Trading uses Wedbush Securities to clear trades routed through Credit Suisse as well as for trades routed directly to other exchanges and optionally dark pools. Morgan Stanley clears trades routed through the Morgan Stanley routing brokers and also clears executions routed to most dark pools. BATS Trading maintains counterparty credit risk exposure from routing brokers (i.e., Morgan Stanley, Credit Suisse, NASDAQ) with respect to rebates earned until completion of the routing brokers next invoice cycle following the execution.

        BATS Trading is subject to counterparty credit risk exposure from Wedbush Securities and Bank of America Merrill Lynch related to U.S. listed equity options until the day following the trade date. For U.S. listed equity options, BATS Trading uses Wedbush Securities to clear trades routed through Lime Brokerage as well as trades sent directly to another exchange. Bank of America Merrill Lynch is used to clear trades routed through its own routing broker. Counterparty credit risk also exists with respect to rebates earned from routing brokers (Lime Brokerage and Bank of America Merrill Lynch) until completion of the routing brokers' next invoice cycle has completed for an execution.

        Our exposure to credit risk may be further impacted by volatile securities markets that may affect the ability of our customers and other third parties to satisfy their contractual obligations to us. Moreover, we may not be successful in managing our credit risk through reporting and control procedures or by maintaining credit standards. Any losses arising from such defaults or other credit losses could adversely affect our financial condition and operating results.

        BATS Hotspot is not a counterparty to any FX transactions occurring on the BATS Hotspot Platform and it does not have any direct counterparty risk associated with such transactions. All transactions occurring on the BATS Hotspot Platform occur bilaterally between two banks or prime brokers as counterparties to the trade. While BATS Hotspot does not have direct counterparty risk, BATS Hotspot may suffer a decrease in transaction volume if a bank or prime broker experiences an event that causes other prime brokers to decrease or revoke the credit available to the prime broker experiencing the event. Therefore, BATS Hotspot may have risk that is related to the credit of the banks and prime brokers that trade FX on the BATS Hotspot Platform.

We may be required to inject further capital into EuroCCP.

        BATS Trading Limited owns 25% of EuroCCP, a Dutch domiciled clearing house. EuroCCP is one of three interoperable central counterparties, or CCPs, used to clear trades conducted on BATS Chi-X Europe. If EuroCCP were to experience financial difficulties, BATS Chi-X Europe might be required to inject further capital into it in order to maintain its working or regulatory capital. In a worst case scenario, EuroCCP might have its regulatory license suspended or withdrawn, or it might have to wind down. This would result in a loss to BATS Chi-X Europe of its investment in EuroCCP and a withdrawal of EuroCCP as a clearing house to the BATS Chi-X Europe markets.

We may be required to assume ownership of a position in securities in connection with our order routing service, which could subject us to trading losses when we dispose of that position.

        We offer a smart-order routing service through our broker-dealer subsidiary, BATS Trading, which provides our customers with access to other market centers when we route their orders to those market centers for execution. In connection with this service, however, we may assume ownership of a position in securities. This may occur, for example, when a market center to which we have routed a customer's order experiences systems problems and is unable to determine the status of that order. When this happens, we may make a business decision to provide a cancellation notice to our customer, relieving our customer of any liability with respect to the order. We may be informed later, however, that the order was executed at the market center to which we routed it, in which case BATS Trading would be required to take ownership of that securities position. Our clearing brokers, Wedbush Securities, Bank of America Merrill Lynch and Morgan Stanley, maintain error accounts on behalf of BATS Trading into which such positions settle, and we require the respective clearing broker to trade out of those positions as expeditiously as possible, which could result in our incurring trading losses.

Current economic conditions could adversely affect our business and financial condition.

        Our business performance is impacted by a number of factors, including general economic conditions and other factors that are generally beyond our control. A long-term continuation of challenging economic conditions is likely to negatively impact our business. Poor economic conditions may result in a decline in trading volume and a reduction in the demand for our products and could affect the ability of our customers to meet their obligations to us.

        Securities market data revenues may also be significantly affected by global market conditions. Adverse market conditions may cause reductions in the number of recipients of our market data.

        Securities and FX trading volume is directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of securities and the overall level of investor confidence. In recent years, trading volumes across our markets have fluctuated significantly depending on market conditions and other factors beyond our control. In addition, trading volume in a particular stock could be negatively impacted by a significant reverse stock split which materially reduces the number of shares of such stock in the market. It is not possible to accurately forecast volatility or trading volumes. Because a significant percentage of our revenue is tied directly to the volume of securities traded on our markets, it is possible that a general decline in trading volumes could lower revenues and may adversely affect our operating results if we are unable to offset falling volumes through increased market share or other pricing actions.

        In Europe, countries such as Portugal, Ireland, Italy, Greece and Spain have been particularly affected by the recent financial and economic conditions. The European Union, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries. Other Euro-zone countries have been forced to take actions to mitigate similar developments in their economies. We cannot predict with any certainty whether these packages or other rescue plans will ultimately be successful or the effect that they may have on our business, results of operations, cash flows and financial condition.

Fluctuations in our quarterly operating results may negatively affect the valuation of our common stock.

        Our business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of the year. In addition, the financial services industry is risky and unpredictable and is directly affected by many national and international factors beyond our control, including:

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  economic, political and geopolitical market conditions;

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  natural disasters, terrorism, war or other catastrophes;

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  broad trends in industry and finance;

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  changes in price levels and volatility in the stock markets;

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  the level and volatility of interest rates;

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  changes in government monetary or tax policy;

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  other legislative and regulatory changes;

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  the perceived attractiveness of the U.S. or European capital markets; and

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  inflation.

        Any one of these factors could have a material adverse effect on our business, financial condition and operating results by causing a substantial decline in the financial services markets and reducing trading volumes. As a result, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock may be adversely affected.

The occurrence or perception of unauthorized disclosure of confidential information could harm our business.

        In the course of our business, we receive, process, transmit and store confidential information. Our treatment of such information is subject to contractual restrictions. While we take measures to protect against unauthorized access to such information, these measures may be inadequate, and any failure on our part to protect this information may subject us to contractual liability and damages, loss of business, penalties and unfavorable publicity. Even the mere perception of a security breach or inadvertent disclosure of confidential information could harm our reputation. The occurrence of any of these events could have an adverse effect on our business.

Our inability to protect our intellectual property rights and claims by others that we infringe their intellectual property rights could adversely affect our business.

        To protect our intellectual property rights, we rely on a combination of trademark and copyright laws in the United States and similar laws in other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, customers and others. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, and any application for registration of such rights could be denied. We may be unable to detect the unauthorized use of our proprietary information or take appropriate steps to enforce our intellectual property rights. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, financial condition and operating results. Further, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our intellectual property and proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our competitive position.

        Although we own patents covering our proprietary business processes related to the BATS 1000 Index and our proprietary business processes related to our now defunct European market-on-close product, as well as having filed patent applications further covering the administration of the BATS 1000 Index, our national best bid or best offer, or NBBO, Setter and Joiner pricing, our primary market auction, the business process related to operating an exchange based on the net asset value of an ETP, our CLP Program and our retail price improvement, or RPI, Program, we do not anticipate relying upon patents as a primary means of protecting our rights in our intellectual property. In any event, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property or that such patents will not be challenged by third parties.

        Finally, third parties may claim that we or customers indemnified by us are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend and divert management resources and attention. Successful claims of intellectual property infringement also might require us to redesign infringing technology, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from using infringing technology. If we are found to be infringing and cannot, or do not, license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, our business, financial condition and results of operations could be adversely impacted.

Our use of open source software code may subject our software to general release or require us to re-engineer our software, which could harm our business.

        We have used open source software code to create our proprietary software for use in our business. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. In addition, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code in their software and make any derivative works of the open source code available on unfavorable terms or at no cost. Open source license terms may be ambiguous, and many of the risks associated with usage of open source software cannot be eliminated. We believe that our use of open source software is in compliance with the relevant open source software licenses and does not require disclosure of any of our source code. However, if we were found to have inappropriately used open source software, we may be required to release our proprietary source code, re-engineer or discontinue use of our software or take other remedial action.

We are subject to risks relating to litigation, potential securities law liability and other liability.

        Many aspects of our business, including trading, market data services and listings, and the business of our members, potentially involve substantial liability risks. These risks include, among others, potential liability from disputes over terms of a trade and the claim that a system failure or delay caused monetary loss to a member or that an unauthorized trade occurred. For example, dissatisfied members that have traded on our electronic platform or those on whose behalf such members have traded, may make claims regarding the quality of trade execution, or allege improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against us or our members. In addition, because of the ease and speed with which sizable trades can be executed on our electronic platform, members can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in member dissatisfaction and a decline in member willingness to trade in our electronic markets.

        In addition, SROs such as BZX, BYX, EDGX and EDGA are required by federal law to perform a variety of functions that would otherwise be performed by a governmental agency. As such, and similar to sovereign immunity accorded to governments, U.S. federal courts have held that SROs are immune from civil damages for conduct undertaken as part of their statutorily delegated adjudicatory, regulatory and prosecutorial authority. This immunity, however, only covers certain of our activities in the United States, and we could be exposed to liability under national and local laws, court decisions and rules and regulations promulgated by regulatory agencies.

        Furthermore, in the United States, our securities markets are subject to oversight by the SEC. As a result, we could be subject to investigations and judicial or administrative proceedings that result in substantial penalties if we were found to be out of compliance with our obligations under the federal securities laws. Any such liability or penalties could have a material adverse effect on our business. We have from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the SEC's Division of Enforcement seeking information about our and our members' compliance with the federal securities laws. For example, in January 2015, the SEC completed two separate investigations into the development of order types, one related to BZX and BYX and another related to EDGX and EDGA. While the SEC concluded its investigation with no action taken with regards to BZX and BYX, the SEC accepted our offer of settlement with respect to EDGX and EDGA which included a monetary penalty and an agreement to implement certain measures aimed at preventing future violations of the Exchange Act and the rules and regulations promulgated thereunder.

        From time to time we are also involved in various legal proceedings arising in the ordinary course of our business. While we do not believe that the outcome of any of these legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against BATS and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a U.S.-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against BATS and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system: (i) the NASDAQ Unlisted Trading Privileges, or UTP, Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System, or CQS, and the Consolidated Tape System, or CTS. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the Exchange Defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015.

        In addition to potential sanctions, censure, monetary penalties and disruption of our business, an investigation, inquiry, regulatory enforcement action and the related publicity could impair our reputation and damage our brand name, particularly with our members and other market participants. This could result in a decrease of our share of total trading volumes relative to our competitors, which may make us less attractive to market participants as a source of liquidity and cause us to lose additional trading volume and associated fees, which would adversely affect our business, reputation, financial condition and operating results.

        Our European business is subject to regulatory oversight in the United Kingdom by the FCA, which through the "passporting" process provides authorization to carry on business in other EEA member states. In addition, our operations are regulated at the European Union level. If a regulatory authority makes a finding of non-compliance, conditional fines could be imposed, and our licenses could be revoked. Any such fine or revocation of a license could have a material adverse effect on our business.

Failures in our compliance systems could subject us to significant legal and regulatory costs. Furthermore, if our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

        Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit, risk and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. These systems and procedures may not be fully effective. We face the risk of intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties, settlements or civil lawsuits, including by customers, for damages, which can be substantial. In the past, the SEC has brought actions against exchange operators for failing to fulfill their obligations to have an effective regulatory system. Any failure to comply with applicable laws and rules could adversely affect our business, reputation, financial condition and operating results and, in extreme cases, our ability to conduct our business or portions thereof.

        Additionally, we have adopted policies and procedures to identify, monitor and manage our risks. For example, our Global Policy for Enterprise Risk Management, or ERM, adopts a framework for identifying and managing risks in both our U.S. and European operations. In the U.S., the ERM framework is overseen by the U.S. exchanges' Audit Committee, as well as the company's Audit Committee, and ultimately the company's board of directors. The ERM framework is also periodically reviewed by the SEC's Office of Compliance Inspections and Examinations as part of routine inspections. The policy created a firm-wide risk committee that regularly reviews known and emerging risks, as well as the maintenance of the risk register. The European ERM framework is overseen by the BATS Trading Limited Audit, Risk and Compliance Committee as well as the company's Audit Committee, and ultimately the company's board of directors. The FCA has also reviewed and approved the framework and maintains continuous dialogue with European executive management on risk-related matters. The framework has been in place formally since January 2013 and, in addition to the policy and strategy, comprises a risk appetite statement and risk register. We also maintain a vendor management policy that is intended to both manage the business relationships and mitigate the risks associated with utilizing outside vendors and other third-party service providers. We employ a vendor risk tool to facilitate this process.

        These policies and procedures, however, may not be fully effective. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected.

Damage to our reputation could have a material adverse effect on our business.

        We believe one of our competitive strengths is our strong industry reputation. Various issues may give rise to reputational risk, including issues relating to:

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  the representation of our business in the media;

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  the quality of our products, including the reliability of our transaction-based business, and the accuracy of our market data;

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  the ability to execute our business plan, key initiatives or new business ventures and the ability to keep up with changing customer demands and regulatory initiatives;

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  our regulatory compliance and our enforcement of compliance on our customers;

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  the accuracy of our financial statements and other financial and statistical information;

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  the quality of our corporate governance structure;

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  the quality of our disclosure controls or internal controls over financial reporting, including any failures in supervision;

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  the integrity and performance of our computer and communications systems;

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  security breaches, including any unauthorized delivery of proprietary data to third parties;

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  management of our outsourcing relationships, including our relationship with FINRA;

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  any misconduct or fraudulent activity by our employees, especially senior management, or other persons formerly or currently associated with us;

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  our listings business and our enforcement of our listing rules; and

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  any negative publicity surrounding our listed companies.

        Damage to our reputation could cause a reduction in the trading volume on our exchanges or cause us to lose customers. This, in turn, may have a material adverse effect on our business, financial condition and operating results.

Because we have operations outside of the United States, we are exposed to currency risk.

        We have operations in the United States, the United Kingdom, continental Europe and Singapore. We therefore have significant exposure to exchange rate movements between the British pound, the Euro, the Singapore dollar and the U.S. dollar. Significant inflation or changes in foreign exchange rates with respect to one or more of these currencies could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy or changes in local interest rates. These exchange rate differences will affect the translation of our non-U.S. results of operations and financial condition into U.S. dollars as part of our consolidated financial statements.

Changes in tax laws, regulations or policies could have a material adverse effect on our financial results.

        Like other corporations, we are subject to taxes at the federal, state and local levels, as well as in non-U.S. jurisdictions. Changes in tax laws, regulations or policies could result in us having to pay higher taxes, which would in turn reduce our net income. For example, in 2015, our tax liability increased as a result of legislative changes in New York and New York City. In computing our tax obligation in federal, state and local and non-U.S. jurisdictions, we take various tax positions on matters that are not entirely free from doubt. We cannot assure you that upon review of these positions the applicable tax authorities will agree with our positions. A successful challenge by a tax authority could result in additional taxes being imposed on us.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and BZX listing requirements. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. Our management will be required to report on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm will be required to attest to such internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Failure to maintain an effective internal control environment could result in our not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial information pursuant to the reporting obligations we will have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the financial information we report, which could adversely affect the price of our common stock.

        These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Risks Relating to Our Indebtedness

We have a substantial amount of debt and the cost of servicing those obligations could adversely affect our business, financial condition or operating results and such risk could increase if we incur more debt. We may be required to prepay our obligations.

        We have a substantial amount of indebtedness and other liabilities. As of September 30, 2015, total liabilities were $924.8 million, of which $737.2 million represents long-term debt obligations, total assets were $1,288.8 million and total equity was $364.0 million. As of December 31, 2014, total liabilities were $702.4 million, of which $474.4 million represents long-term debt obligations, total assets were $1,006.6 million and total equity was $304.2 million. We may not have sufficient funds to satisfy all such obligations as a result of a variety of factors, some of which may be beyond our control. If the opportunity for a strategic acquisition arises, we may be required to incur additional debt for these purposes or to fund working capital needs, which we may not be able to obtain. The amount of debt we carry and the terms of our indebtedness could adversely affect us in several ways, including:

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  our ability to obtain additional financing in the future for working capital, capital expenditures and general corporate purposes, including strategic acquisitions, may be impaired;

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  our ability to use operating cash flow in other areas of our business may be limited because a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal and interest on our indebtedness;

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  reporting lower earnings as result of rising interest expense from our indebtedness;

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  the level of debt we carry could increase our exposure to a continued downturn in general economic conditions;

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  the terms of such indebtedness could restrict our ability to pay future dividends; and

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  the level of debt we carry could restrict our corporate activities, including our ability to respond to competitive market conditions, to provide for capital expenditures beyond those permitted by the loan agreements or to take advantage of acquisition opportunities and grow our business.

        In the event that we fail to comply with the covenants in any current or future loan agreements, there could be an event of default under the applicable instrument. As a result, all amounts outstanding under our current or any future debt instruments may become immediately due and payable. If interest rates were to increase significantly or if we are unable to generate sufficient cash flow from operations in the future, we may not be able to service debt under any current or future loan agreements and may have to refinance all or a portion of our debt, structure our debt differently, obtain additional financing or sell assets to repay such debt.

        Restrictive covenants in our credit facility may adversely affect us. Our credit facility requires us not to have a debt to earnings ratio above certain amounts as set forth in the credit facility.

        Our ability to secure additional financing for growth or to refinance any of our existing debt is also dependent upon the availability of credit in the marketplace, which has experienced severe disruptions due to the recent economic crisis. If we are unable to secure additional financing or such financing is not available at acceptable terms, we may be unable to secure financing for growth or refinance our debt obligations, if necessary.

In the event that we need debt financing in the future, recent uncertainty in the credit markets could affect our ability to obtain debt financing on reasonable terms.

        In the event we were to require additional debt financing in the future, the ongoing uncertainty in the credit markets, including the European sovereign debt crisis, could materially impact our ability to obtain debt financing on reasonable terms. The inability to access debt financing on reasonable terms could materially impact our ability to make acquisitions, refinance existing debt or materially expand our business in the future.

Increases in interest rates will adversely impact our results of operations.

        For the approximately $800 million amount outstanding under our current credit facility, as well as borrowings incurred under our revolving credit facility, increases in variable interest rates will increase the amount of interest expense that we pay for our borrowings and have a negative impact on our results of operations. As of September 30, 2015, the one-month London Interbank Offered Rate, or LIBOR, was 0.193%. Any increase in the LIBOR will increase our interest expense on approximately $737.2 million of debt. If the LIBOR were to exceed the floor interest rate of 1.00%, we would incur a negative impact of higher interest expense on the remaining balance of our debt.

Any reduction in our credit rating could increase the cost of our funding from the capital markets.

        Our long-term debt is currently rated speculative grade by two of the major rating agencies. These rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. There can be no assurance that we will maintain our current ratings. Our failure to maintain those ratings could adversely affect the cost and other terms upon which we are able to obtain future funding and increase our cost of capital.

Risks Relating to an Investment in Our Common Stock

Volatility in our stock price could adversely affect your investment in our common stock.

        There has not been a public market for our stock prior to this offering. We cannot predict the extent to which a trading market for our common stock will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between us, the underwriters and the selling stockholders. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

        Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

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  the representation of our business in the media;

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  actual or anticipated variations in quarterly operating results;

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  changes in financial estimates by us or by any securities analysts who might cover our stock;

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  conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace;

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  changes in the market valuations of other companies operating in our industry;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

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  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us or others operating in our industry, including our principal investors;

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  additions or departures of key personnel; and

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  sales of our common stock by our directors and officers or our principal investors following the expiration of the applicable transfer restrictions or the occurrence of other limited circumstances.

We plan to list our security on our own market, BZX. Any technical failures or outages associated with that listing could negatively impact our stock and subject us to reputational harm and regulatory scrutiny, and a loss of business.

        Upon completion of the offering, we plan to list our security on our own exchange, BZX. Our security will be the first corporate listing on BZX and to the extent we suffer a technological failure or outage associated with that listing, we could suffer a loss of business, and incur reputational harm and regulatory scrutiny and potentially regulatory sanctions. In addition, such a failure or outage could result in the cancellation of the offering. For example, on March 23, 2012, we experienced a serious technical failure on BZX, forcing us to cancel our planned IPO. The failure resulted from a software bug that appeared during the BATS IPO auction. In addition to forcing us to cancel our IPO, the technological failure played a role in the halting of another issuer's stock for five minutes. Ultimately, the technological failure caused us to withdraw our IPO, which was a widely reported, high-profile event that damaged our reputation and resulted in increased regulatory scrutiny of the event by the SEC and other governmental authorities. There can be no guarantee that we will not suffer a similar failure in conjunction with this planned offering of securities.

We will be controlled by our principal investors, whose interests may differ from those of other stockholders.

        Upon completion of this offering, our principal investors will collectively own approximately              shares of our common stock, representing approximately        % of our common stock. We are not a party to any voting agreement with any of our stockholders, other than the Investor Rights Agreement dated as of January 31, 2014, among us and our stockholders (which, pursuant to its terms, will terminate upon consummation of this offering, except for the registration rights contained therein), which we refer to as the Investor Rights Agreement, and we are not aware of any other voting agreements among our principal investors; however, they may enter into voting agreements in the future or otherwise vote in a similar manner. To the extent that all of these principal investors vote similarly, they will be able, by virtue of their ability to elect our board of directors, to control our policies and operations, including, without limitation, the determination of our strategic plans, appointment of management, future issuances of our common stock or other securities, the payments of dividends on our common stock, entering into extraordinary transactions and the approval of major financing decisions, and their interests may not in all cases be aligned with your interests. This concentrated control will limit your ability to influence corporate matters. As a result, the market price of our common stock could be adversely affected.

        Affiliates of our principal investors are also significant customers. See "Certain Relationships and Related Transactions." As a result, the interests of these investors could conflict with your interests as holders of our common stock in a number of ways. For example:

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  you may disagree with the structure and timing of future transfers by these stockholders of all or any portion of their ownership interests in us. The actual or potential sale by these stockholders of their holdings of our common stock held by them could cause the valuation of our stock to decline significantly;

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  these stockholders may have or acquire an ownership interest in competing businesses (including national securities exchanges, MTFs or ECNs) and they may make decisions that favor the competing enterprise over our company; and

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  many of these stockholders, as affiliates of our customers, have an incentive to favor commercial terms that may not be advantageous to us, such as lower "taker fees" and higher "maker" rebates on BZX and EDGX.

        Accordingly, our principal investors may have different business objectives, any of which could adversely impact the market price of your shares of common stock.

Certain affiliates of the underwriters of this offering are our principal investors, some of which are also selling stockholders, and therefore, they have interests in this offering beyond customary underwriting discounts and commissions.

        Each of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Nomura Securities International, Inc., who are underwriters of this offering, is an affiliate of one of our principal investors. Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (e.g., to maximize the value of their investment) and their respective interests as underwriters (e.g., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that may seek to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions. See "Certain Relationships and Related Transactions—Underwriters (Conflicts of Interest)."                    , underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus.

        Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus. Although the qualified independent underwriter has participated in the preparation of the prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest. See "Underwriters (Conflicts of Interest)."

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our markets. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited, and our stock price could be adversely affected. In addition, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely changes their recommendations regarding our common stock, our stock price could decline. In addition, SEC rules may make it impractical for analysts associated with some of our principal investors to cover us.

Our share price may decline due to the large number of shares eligible for future sale.

        Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

        Upon completion of this offering, we will have              shares of common stock. Of these shares, the              shares of common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining              shares of common stock will be available for sale in the public market within 180 days or one year, as applicable. See "Shares Eligible for Future Sale."

        In addition to outstanding shares eligible for sale, upon consummation of this offering approximately              shares of our common stock will be issuable upon exercise under currently outstanding stock options granted to several executive officers and employees under our incentive plans. Such shares of common stock will also be subject to a transfer restriction that expires one year from the completion of this offering.

        Additionally, the Investor Rights Agreement provides for certain registration rights, including demand registration rights. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

        Upon completion of this offering, our principal investors will collectively own approximately              shares of our common stock, representing approximately        % of our common stock. See "Principal and Selling Stockholders."

Your ownership of our company may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, in connection with strategic transactions or pursuant to stock options or other equity compensation awards.

        We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of existing stockholders. As of September 30, 2015, 668,754 shares of common stock were issuable upon the exercise of outstanding stock options, and an aggregate of 811,655 shares of common stock were reserved for future issuance under our equity incentive plans. In addition, as of September 30, 2015, 32.8 million shares of common stock were outstanding which included 275,586 shares of unvested restricted stock. Our board of directors has the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common stock, including pursuant to stock options or other equity compensation awards.              shares of voting common stock and               shares of nonvoting common stock are authorized and unissued under our amended and restated certificate of incorporation. Future issuances of common stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings per share.

Provisions in our amended and restated certificate of incorporation and bylaws, Delaware law and FINRA rules might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

        Our organizational documents will contain provisions that may have the effect of discouraging or delaying a change in control of us or unsolicited acquisition proposals that a stockholder might consider favorable. These provisions generally include:

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  voting and ownership limitations. Our certificate of incorporation prohibits any person from owning greater than 40% of any class of our capital stock, prohibits exchange members from owning greater than 20% of any class of our capital stock and prohibits all persons from exercising a greater than 20% voting power of our issued and outstanding capital stock, in each case subject to certain conditions and exceptions;

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  advance notice requirements for stockholder proposals and director nominations;

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  establish a classified board of directors with staggered three-year terms;

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  limits on stockholders to act by written consent;

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  authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

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  require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

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  provide that our board of directors is expressly authorized to amend or repeal any provision of our amended and restated bylaws; and

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  restrict the forum for certain litigation against us to Delaware.

        In addition, Section 203 of the Delaware General Corporation Law may delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. Anti-takeover provisions could depress the price of our common stock by acting to delay or prevent a change in control of our company.

        Further, BATS Trading is a member of FINRA and subject to FINRA rules, which could impede or delay a change of control. FINRA's NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity acquiring, directly or indirectly, 25% or more of a FINRA member firm's or its parent company's equity. Our European subsidiaries, BATS Trading Limited and Chi-X Europe Limited, are also regulated by the FCA in the United Kingdom, as an RIE and an Authorised Firm, respectively, and are also subject to change in control rules. FCA approval must be obtained for any transaction that would result in a single person or entity acquiring, directly or indirectly, 20% of BATS Chi-X Europe or 10% of Chi-X Europe Limited, including through ownership of its parent company's equity.

        The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. See "Description of Capital Stock—Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws" for a discussion of these provisions.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We intend to pay dividends to our stockholders, but the decisions to declare future dividends on our common stock will be at the discretion of our board of directors based upon a review of relevant considerations. Accordingly, there can be no guarantee that we will pay future dividends to our stockholders.

        In 2012, our board of directors declared two cash dividend payments of $4.42 and $13.20 per share of outstanding common stock paid in August and December, respectively. In February 2014, in accordance with our merger agreement to acquire Direct Edge, we made working capital distributions to stockholders of the company prior to the acquisition of $3.38 and $0.07 per share paid in January and April, respectively. In addition, in 2014, our board of directors declared cash dividend payments of $4.07, $0.15 and $0.15 per share of outstanding common stock.

        The board of directors is expected to adopt a policy with respect to the payment of dividends on common stock following this offering. We currently expect that we will pay quarterly cash dividends following the offering, with the annual amount initially determined based on a payout ratio of earnings within a determined range. Notwithstanding the current expectations for our future dividend policy, the timing, declaration, amount of, and payment of any dividends is within the discretion of the board of directors and will depend upon many factors, including our financial condition, earnings, corporate strategy, debt covenants, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by the board of directors. Any of these factors, individually or in combination, could restrict the company's ability to pay dividends. Accordingly, there can be no assurance that the board of directors will not reduce the amount of dividends or cause the company to cease paying dividends altogether.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "could," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors."

        Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

 RECENT ACQUISITIONS

Direct Edge Acquisition

        On January 31, 2014, we acquired 100% of the ownership interests of Direct Edge through a merger with former Direct Edge members receiving 30% of equity interest in the newly formed combined company, BATS Global Markets, Inc. The results of Direct Edge's operations have been reflected in the U.S. Equities segment since January 31, 2014.

        Direct Edge developed and operated electronic markets for the trading of listed cash equity securities in the United States. Direct Edge was headquartered in Jersey City, New Jersey and only had operations in the United States. Direct Edge operated two national securities exchanges, EDGX and EDGA, and also operated a routing broker-dealer, Direct Edge ECN LLC, d/b/a DE Route, providing routed transaction services for listed cash equity securities for EDGX and EDGA.

        As of January 12, 2015, the EDGX and EDGA exchange operations were migrated onto the BATS technology platform, or Direct Edge Integration. In conjunction with the Direct Edge Integration, Direct Edge began routing all trades through the BATS' affiliated broker-dealer, BATS Trading, and no longer routed trades through DE Route, which is no longer registered as a broker-dealer and is no longer in operation.

  Strategic rationale

        We believe that our combination with Direct Edge will further our position as a leading global exchange operator. We expect to continue to benefit from synergies as a result of the acquisition, including the Direct Edge Integration, which was completed in the first quarter 2015. We believe the combination has improved our competitive position, enhanced our profitability through scale and cost efficiencies and provides us with additional opportunities to influence market structure developments for the benefit of our customers.

BATS Hotspot Acquisition

        On March 13, 2015, we completed the acquisition of BATS Hotspot from KCG Holdings, Inc. for $365 million in cash at closing and additional payments under a tax sharing arrangement estimated at closing at $62.6 million. The operations of BATS Hotspot are reflected in the Global FX segment since March 13, 2015. BATS Hotspot provides institutional spot FX services through an electronic marketplace where buyers and sellers worldwide can trade directly and anonymously with each other.

        BATS Hotspot provides an independent, transparent electronic marketplace for institutional spot FX trading. The BATS Hotspot Platform includes true price competition with full depth of book display, centralized price discovery, tailored liquidity solutions to suit client needs, a diverse client base of banks, institutions, hedge funds, high frequency traders, corporates and Commodity Trading Advisors, direct and anonymous market access, multiple means of access and flexible real-time and historical market data services. BATS Hotspot's model provides full market transparency and greater control of the trading process, enabling better trade execution and lower execution costs. BATS Hotspot was headquartered in Jersey City, New Jersey, and has operations in the United States, the United Kingdom and Singapore.

  Strategic rationale

        We believe that our acquisition of BATS Hotspot represents further expansion into non-equity trading businesses for BATS as it enters the world's largest asset class. Approximately half of the FX market is comprised of spot trading and the other half includes forwards, swaps and options. As BATS Hotspot only participates in the institutional spot market, product expansion into the other FX markets is a significant opportunity. Large financial institutions comprise a portion of the FX trading market.

As these institutions face increased regulatory pressure to provide greater transparency to their clients and to reduce their risk exposure, we expect more trading volume will migrate to electronic platforms, including BATS Hotspot. We believe there are geographic expansion opportunities for BATS Hotspot, which when acquired, operated in a data center located in Jersey City, New Jersey. We have recently expanded its operations by adding trading operations in London, United Kingdom, which is the largest trading center for the FX market. We also recently moved our technology into a stronger trading environment located in Secaucus, New Jersey that hosts a significantly larger number of overall trading participants. In addition to the product and geographic expansion opportunities noted above, we plan to explore additional non-transactional revenue sources including market data and connectivity charges.

 UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

        The following unaudited selected pro forma financial data and explanatory notes are intended to provide information about how the Direct Edge Acquisition and BATS Hotspot Acquisition might have affected our historical consolidated statement of operations if they had been consummated as of January 1, 2014. An unaudited pro forma statement of financial condition as of September 30, 2015 is not presented, as Direct Edge and BATS Hotspot's statements of financial condition, including related acquisition adjustments, have already been included in our consolidated statement of financial condition and accompanying notes as of September 30, 2015 included elsewhere in this prospectus.

        The following unaudited pro forma condensed combined financial data is provided for informational purposes only and does not necessarily reflect our results of operations or financial position had the acquisition occurred as of the date indicated, nor should it be taken as necessarily indicative of our future results of operation or financial position. The following unaudited pro forma condensed combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

 Unaudited Pro Forma Condensed Combined Statement of
Operations for the Nine Months Ended September 30, 2015 (under U.S. GAAP)

	BATS Global Markets, Inc. (Historical)	KCG Hotspot FX (Historical)(2)		Pro Forma Adjustments(3)		BATS Global Markets, Inc. Pro Forma
	(in millions, except per share data)
Revenues:
Transaction fees	$970.1	$9.0		$—		$979.1
Regulatory transaction fees(4)	207.0	—		—		207.0
Market data fees	99.4	—		—		99.4
Other	58.7	0.1		—		58.8

Total revenues	1,335.2	9.1		—		1,344.3
Cost of revenues:
Liquidity payments	805.7	—		—		805.7
Section 31 fees(4)	207.0	—		—		207.0
Routing and clearing	36.7	—		—		36.7

Total cost of revenues	1,049.4	—		—		1,049.4

Revenues less cost of revenues	285.8	9.1		—		294.9
Operating expenses:
Compensation and benefits	58.4	4.0		(0.6)	(6)	61.8
Depreciation and amortization	28.5	1.4		9.4	(7)	39.3
Changes in fair value of tax sharing liability	1.7	—		1.1	(8)	2.8
General and administrative	62.2	0.7		(3.7)	(6)	59.2

Total operating expenses	150.8	6.1		6.2		163.1

Operating income (loss)	135.0	3.0		(6.2)		131.8
Interest and investment expense	(34.2)	—		(2.0)	(9)	(36.2)
Other income	2.6	—		(1.0)	(10)	1.6

Income (loss) before income tax provision	103.4	3.0		(9.2)		97.2
Income tax provision	42.9	1.1		(3.8)	(12)	40.2

Net income (loss)	$60.5	$1.9		$(5.4)		$57.0

Earnings per share:
Basic	$1.86		*		*	$1.75
Diluted earnings per share	$1.85		*		*	$1.74
Weighted average shares outstanding:
Basic	32.5		*		*	32.5
Diluted	32.7		*		*	32.7

*
Not meaningful.

See footnotes under "Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014 (under U.S. GAAP)" below.

 Unaudited Pro Forma Condensed Combined Statement of
Operations for the Year Ended December 31, 2014 (under U.S. GAAP)

	BATS Global Markets, Inc. (Historical)	Direct Edge Holdings LLC (Historical)(1)		KCG Hotspot FX (Historical)(2)		Pro Forma Adjustments(3)		BATS Global Markets, Inc. Pro Forma
	(in millions, except per share data)
Revenues:
Transaction fees	$1,009.9	$38.8		$47.1		$(0.5)	(5)	$1,095.3
Regulatory transaction fees(4)	272.0	10.1		—		(0.1)	(5)	282.0
Market data fees	110.3	4.0		—		—		114.3
Other	66.0	2.3		0.4		—		68.7

Total revenues	1,458.2	55.2		47.5		(0.6)		1,560.3
Cost of revenues:
Liquidity payments	831.4	27.0		—		—		858.4
Section 31 fees(4)	272.0	10.1		—		(0.1)	(5)	282.0
Routing and clearing	47.1	8.6		—		(0.5)	(5)	55.2
Other	0.2	—		—		—		0.2

Total cost of revenues	1,150.7	45.7		—		(0.6)		1,195.8

Revenues less cost of revenues	307.5	9.5		47.5		—		364.5
Operating expenses:
Compensation and benefits	87.0	29.1		19.7		(33.4)	(6)	102.4
Depreciation and amortization	28.4	0.6		2.4		13.3	(7)	44.7
Changes in fair value of tax sharing liability	—	—		—		4.4	(8)	4.4
General and administrative	72.5	10.2		5.3		(1.7)	(6)	86.3

Total operating expenses	187.9	39.9		27.4		(17.4)		237.8

Operating income (loss)	119.6	(30.4)		20.1		17.4		126.7
Interest and investment (expense) income	(27.3)	—		—		(21.1)	(9)	(48.4)
Other (expense) income	(12.0)	—		—		13.6	(11)	1.6

Income (loss) before income tax provision	80.3	(30.4)		20.1		9.9		79.9
Income tax provision (benefit)	31.1	(9.0)		7.8		1.0	(12)	30.9

Net income (loss)	$49.2	$(21.4)		$12.3		$8.9		$49.0

Earnings per share:
Basic	$1.56		*		*		*	$1.51
Diluted	$1.55		*		*		*	$1.50
Weighted average shares outstanding:
Basic	31.6		*		*		*	32.5
Diluted	31.8		*		*		*	32.6

(1)
Reflects the historical results of operations of Direct Edge for January 2014.

(2)
Reflects the historical results of operations of BATS Hotspot.

(3)
Represents the effects of the Direct Edge Acquisition and the BATS Hotspot Acquisition as if the acquisitions had occurred on January 1, 2014.

(4)
As national securities exchanges, BZX, BYX, EDGX and EDGA are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

(5)
Represents revenue and cost of revenues recognized for routed transactions to BZX and BYX from EDGX and EDGA and routed transaction to EDGX and EDGA from BZX and BYX.

(6)
Represents all acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees, of $4.3 million for the nine months ended September 30, 2015. Expenses related to retention payments to employees of $0.4 million for us were not reflected in the pro forma adjustments as these expenses are not directly attributable to the Direct Edge Acquisition and the BATS Hotspot Acquisition.

Represents all acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors, equity award change in control payments and severance to employees, of $8.5 million and $26.6 million for us and Direct Edge, respectively, for the year ended December 31, 2014. Expenses related to retention payments to employees of $10.0 million for us were not reflected in the pro forma adjustments as these expenses are not directly attributable to the Direct Edge Acquisition.

(7)
Represents annual amortization of identifiable intangible assets as a result of the Direct Edge Acquisition and BATS Hotspot Acquisition. Amortization of identifiable intangible assets is based on the discounted cash flow method applied over the respective useful lives of the assets.

(8)
Represents the effects of the fair market value adjustment of the tax sharing liability recorded in connection with the BATS Hotspot Acquisition. The fair market value is based on the discounted cash flow method of the probable future payment.

(9)
Represents additional interest expense as a result of the modified and incremental debt issued to finance the BATS Hotspot Acquisition.

(10)
Eliminates the gain recognized upon payment of the revolving credit facility in connection with the BATS Hotspot Acquisition.

(11)
Eliminates the loss on extinguishment of debt that was recognized in connection with the Direct Edge Acquisition.

(12)
Represents the incremental income tax provision of the pro forma adjustments.

Notes to the Unaudited Pro Forma
Condensed Combined Statement of Operations
(unaudited)

1.     Basis of Presentation

        The Direct Edge Acquisition and the BATS Hotspot Acquisition are accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification, or ASC, Topic 805-10, "Business Combinations—Overall," or ASC 805-10. We have accounted for the transactions by using our historical information and accounting policies and adding the assets and liabilities of Direct Edge and BATS Hotspot as of the respective acquisition dates at their respective fair values. Pursuant to ASC 805-10, under the acquisition method, the total purchase price (consideration transferred), as described in Note 3, Purchase Price Allocation, is measured at the acquisition closing date. The assets and liabilities of Direct Edge and BATS Hotspot have been measured based on various estimates and valuations using assumptions that our management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield different results.

        The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets and liabilities of Direct Edge and BATS Hotspot as of the respective effective dates of the acquisition was allocated to goodwill in accordance with ASC 805-10.

        Under ASC 805-10, acquisition-related transaction costs (e.g., investment banking, advisory, legal, valuation, and other professional fees) are not included as a component of consideration transferred but are required to be expensed as incurred.

2.     Accounting Policies

        Upon completion of the acquisitions, we reviewed Direct Edge's and BATS Hotspot's respective accounting policies and identified differences between the accounting policies of the two companies. The unaudited pro forma condensed combined statement of operations reflects adjustments to conform Direct Edge's and BATS Hotspot's respective results to record certain referral fees.

3.     Purchase Price Allocation

  Direct Edge

        The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Cash paid at closing	$12.5
Fair value of share outlay	344.5	(a)
Change in control payments	29.2

Total consideration to former Direct Edge members	$386.2

(a)
Based on a third-party valuation as of January 31, 2014. We issued 9.8 million shares of common stock as partial consideration for the acquisition.

        Under the purchase method of accounting, the total purchase price for the Direct Edge Acquisition is allocated to acquired tangible and intangible assets based on their respective fair values as of the acquisition date as determined by us and a third-party valuation firm. The allocation of the purchase price and the estimated useful life of the acquired intangible assets is as follows:

	Purchase Price Allocation (in millions)	Estimated Useful Life (in years)
Customer relationships	$43.0	16
Trade name	1.6	1
Non-compete agreements	3.9	2
Licenses and registration	71.9	Infinite

Total acquired intangible assets	120.4
Goodwill	253.5

Total intangible assets	373.9
Current assets	131.6
Property and equipment	10.4
Liabilities	(129.7)

Total cost of acquisition	$386.2

        Of the total purchase price, approximately $12.3 million has been allocated to net tangible assets and working capital acquired, and approximately $48.5 million has been allocated to amortizable intangible assets acquired. The amortization related to the amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed combined consolidated statement of operations.

        Of the total estimated purchase price, approximately $253.5 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.

  BATS Hotspot

        The acquisition-date fair value of the consideration transferred totaled $430.1 million, which consisted of the following (in millions):

Cash paid at closing	$365.0
Tax sharing liability	62.6	(a)
Working capital payment	2.5

Total consideration to former BATS Hotspot stockholders	$430.1

(a)
Consistent with ASC 805, we estimated the fair value of the tax sharing liability based on an evaluation of alternative scenarios relating to the likelihood that the settlement option would be exercised after three years. The evaluation of these factors resulted in a probability-weighted forecast of the tax sharing liability, which was then discounted to present value using an appropriate discount rate that reflects the risk associated with the cash flows. The sum of the present value of the tax sharing liability amounts represented our estimate of the fair value of the contingent consideration.

        Under the purchase method of accounting, the total purchase price for the BATS Hotspot Acquisition is allocated to acquired tangible and intangible assets based on their respective fair values as of the acquisition date as determined by us and a third-party valuation firm. The allocation of the purchase price and the estimated useful life of the acquired intangible assets is as follows:

	Purchase Price Allocation (in millions)	Estimated Useful Life (in years)
Customer relationships	$81.2	18
Technology	12.6	6
Non-compete agreements	1.9	1
Trade name	15.3	Infinite

Total acquired intangible assets	111.0
Goodwill	308.2

Total intangible assets	419.2
Current assets	11.8
Property and equipment	0.3
Liabilities	(1.2)

Total cost of acquisition	$430.1

        Of the total purchase price, approximately $11.0 million has been allocated to net tangible assets and working capital acquired, and approximately $95.7 million has been allocated to amortizable intangible assets acquired. The amortization related to the amortizable intangible assets is reflected as a pro forma adjustment to the unaudited pro forma condensed combined consolidated statements of income.

        Of the total estimated purchase price, approximately $308.2 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets.

        In accordance with ASC 350, Intangibles—Goodwill and Other, goodwill is not amortized but instead is tested for impairment on an annual basis and whenever events or circumstances dictate. In the event that we determine that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

 USE OF PROCEEDS

        We estimate that our net proceeds from this offering will be approximately $           million, based on an assumed initial public offering price of $          per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us of $           million. We intend to use the net proceeds received by us in connection with this offering to pay down our Amended 2014 Loan in the amount of $        and for general corporate purposes, including funding potential future strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. We are not currently a party to any agreements or commitments for any such alliances or acquisitions, and we have no current understandings with respect to any such transactions.

        For information on the interest rate and maturity date of our Amended 2014 Loan, see Note 8 to our Condensed Consolidated Financial Statements (unaudited) for the nine months ended September 30, 2015 included herein.

        Affiliates of certain of the underwriters are lenders under our Amended 2014 Loan and will receive net proceeds from this offering in connection with the repayment in part of our Amended 2014 Loan.

        We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering.

DIVIDEND POLICY

        The board of directors is expected to adopt a policy with respect to the payment of dividends on common stock following this offering. We currently expect that we will pay quarterly cash dividends following the offering, with the annual amount initially determined based on a payout ratio of earnings within a determined range. Notwithstanding the current expectations for our future dividend policy, the timing, declaration, amount, and payment of any dividends is within the discretion of the board of directors and will depend upon many factors, including our financial condition, earnings, corporate strategy, debt covenants, legal requirements, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by the board of directors.

        In 2012, our board of directors declared two cash dividend payments of $4.42 and $13.20 per share of outstanding common stock paid in August and December, respectively. In February 2014, in accordance with our merger agreement to acquire Direct Edge, we made working capital distributions to stockholders of the company prior to the acquisition of $3.38 and $0.07 per share paid in January and April, respectively. In addition, in 2014, our board of directors declared cash dividend payments of $4.07, $0.15 and $0.15 per share of outstanding common stock. Future declarations of dividends and the establishment of future record and payment dates are subject to approval by our board of directors.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents, financial investments and capitalization as of September 30, 2015:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to this offering and the indicative application of the net proceeds as described under "Use of Proceeds" on the assumption that $          is being used to repay existing indebtedness.

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	September 30, 2015
	Actual	As Adjusted(1)
	(unaudited)
	(in millions, except share data)
Cash and cash equivalents	$77.9	$
Financial investments	0.5

Debt	$737.2	$

Stockholders' equity:
Common stock, $0.01 par value: 55,000,000 voting and 20,000,000 non-voting shares of common stock authorized, 25,613,507 voting and 7,266,714 non-voting shares of common stock issued and 25,502,356 voting and 7,266,714 non-voting shares outstanding, actual; shares of common stock authorized, shares of common stock issued and outstanding on an as adjusted basis	0.3
Treasury stock	(4.4)
Additional paid-in capital	268.8
Retained earnings	103.2
Accumulated other comprehensive loss, net	(3.9)

Total stockholders' equity	364.0

Total capitalization	$1,101.2	$

(1)
A $1.00 increase/(decrease) in the assumed IPO price of $        per share, which is the mid-point of the price range listed on the cover page of this prospectus, would increase/(decrease) the pro forma as adjusted amount of each share of common stock in treasury and total capitalization by approximately $          million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

        The above table does not include:

  •
  668,754 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2015 with a weighted average exercise price of $27.84 per share; and

  •
  an aggregate of 811,655 additional shares of common stock reserved for future issuance under our equity incentive plans as of September 30, 2015.

 DILUTION

        Dilution is the amount by which the portion of the offering price paid by the purchasers of our common stock in this offering exceeds the net tangible book value per share of our common stock after the offering. Our net tangible book value as of September 30, 2015 was $        million, or $        per share of common stock after giving effect to this offering. Pro forma net tangible book value per share is determined by dividing our tangible net worth (total tangible assets less total liabilities) by the aggregate number of shares of common stock outstanding. Our pro forma net tangible book value at September 30, 2015 would have been $        million or $        per share. This represents dilution to new investors of $        per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share of common stock as of September 30, 2015	$
Increase in pro forma net tangible book value per share of common stock attributable to new investors

Pro forma net tangible book value per share after offering

Dilution in net tangible book value per share of common stock to new investors	$

        Dilution is determined by subtracting pro forma net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

        The following table sets forth, on a pro forma basis, as of September 30, 2015, the number of shares of common stock purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $          per share of common stock, the mid-point of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses:

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors

        Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to          , or approximately          %, and will increase the number of shares of          common stock to be purchased by new investors to          or approximately          %, of the total shares of common stock outstanding after the offering.

        As of September 30, 2015, 668,754 shares of common stock were subject to outstanding options, which represents stock options outstanding as of September 30, 2015 with a weighted average exercise price of $27.84 per share. As of September 30, 2015, 32.8 million shares of common stock were outstanding, which included 275,586 shares of unvested restricted stock. To the extent these options are exercised there will be further dilution to new investors. See "Executive Compensation—Equity Incentive Plans" and Note 17 to our consolidated financial statements included elsewhere in this prospectus.

SELECTED FINANCIAL AND OPERATING DATA

        The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the nine months ended September 30, 2015 and 2014 and the consolidated statement of financial condition data as of September 30, 2015 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2014, 2013 and 2012 and the consolidated statement of financial condition data as of December 31, 2014 and 2013 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2011 and 2010 from our audited consolidated financial statements which are not included in this prospectus. We have prepared our unaudited information on the same basis as our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this financial information.

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Transaction fees	$970.1	$707.7	$1,009.9	$612.8	$645.3	$695.4	$668.3
Regulatory transaction fees(1)	207.0	186.5	272.0	127.4	148.1	156.4	111.0
Market data fees	99.4	81.2	110.3	59.4	60.3	55.4	46.0
Port fees and other	58.7	49.0	66.0	41.9	31.0	19.4	9.5

Total revenues	1,335.2	1,024.4	1,458.2	841.5	884.7	926.6	834.8
Cost of revenues:
Liquidity payments	805.7	578.5	831.4	474.7	508.2	566.1	541.7
Section 31 fees(1)	207.0	186.5	272.0	127.4	148.1	156.4	111.0
Routing, clearing and other fees	36.7	35.6	47.3	42.6	51.5	76.1	82.9

Total cost of revenues	1,049.4	800.6	1,150.7	644.7	707.8	798.6	735.6

Revenues less cost of revenues	285.8	223.8	307.5	196.8	176.9	128.0	99.2
Operating expenses:
Compensation and benefits	58.4	66.2	87.0	41.5	48.4	42.9	30.6
Depreciation and amortization	28.5	20.9	28.4	15.2	17.0	8.4	6.5
Systems and data communication	21.4	16.9	23.5	9.6	11.9	10.1	10.9
Occupancy	2.4	2.6	4.2	1.9	2.3	1.5	1.4
Professional and contract services	8.9	5.0	6.5	8.1	9.2	10.3	3.1
Regulatory costs	8.6	8.7	12.1	5.4	5.7	5.5	4.5
Change in fair value of tax sharing liability	1.7	—	—	—	—	—	—
Change in fair value of contingent consideration liability	—	—	—	—	12.4	0.3	—
Impairment of assets	—	—	—	3.5	0.2	—	—
General and administrative	20.9	19.2	26.2	10.0	10.5	10.7	7.4

Total operating expenses	150.8	139.5	187.9	95.2	117.6	89.7	64.4

Operating income	135.0	84.3	119.6	101.6	59.3	38.3	34.8
Interest and investment (expense) income	(34.2)	(20.3)	(27.3)	(25.8)	(0.6)	0.1	0.3
Loss on extinguishment of debt	—	(13.6)	(13.6)	—	—	—	—
Equity in earnings in EuroCCP	1.0	0.8	1.1	—	—	—	—
Other income (expense)	1.6	0.4	0.5	(0.2)	(0.6)	(0.1)	(0.1)

Income before income tax provision	103.4	51.6	80.3	75.6	58.1	38.3	35.0
Income tax provision	42.9	20.7	31.1	28.8	26.5	14.8	15.2

Net income	$60.5	$30.9	$49.2	$46.8	$31.6	$23.5	$19.8

Earnings per share:
Basic	$1.86	$0.98	$1.56	$2.07	$1.40	$1.29	$1.11
Diluted	$1.85	$0.98	$1.55	$2.06	$1.39	$1.26	$1.08
Weighted average shares outstanding:
Basic	32.5	31.4	31.6	22.6	22.5	18.2	17.8
Diluted	32.7	31.5	31.8	22.7	22.7	18.7	18.3
Distributions per share	$0.31	$7.67	$7.82	$—	$17.62	$—	$—

(1)
As national securities exchanges, BZX, BYX, EDGX and EDGA are assessed fees pursuant to Section 31 of the Exchange Act. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. Section 31 fees are paid directly to the SEC, and our national securities exchanges then pass these costs along to our members as regulatory transaction fees, recognizing these amounts as incurred in cost of revenues and revenues, respectively.

		As of December 31,
	As of September 30, 2015
		2014	2013	2012	2011	2010
	(in millions)
Consolidated Statement of Financial Condition Data:
Assets:
Cash and cash equivalents	$77.9	$122.2	$87.2	$82.5	$99.4	$150.0
Financial investments	0.5	68.4	25.2	29.8	151.7	27.3
Goodwill and intangible assets, net	993.7	598.2	247.0	251.9	246.9	—

Total assets	$1,288.8	$1,006.6	$456.9	$469.6	$594.9	$256.5

Liabilities and stockholders' equity:
Long-term debt	$737.2	$474.4	$246.0	$287.6	$—	$—
Total liabilities	924.8	702.4	316.9	381.9	148.3	57.8
Total stockholders' equity	364.0	304.2	140.0	87.7	446.6	198.7

Total liabilities and stockholders' equity	$1,288.8	$1,006.6	$456.9	$469.6	$594.9	$256.5

Selected Operating Data

        The following table presents selected operating data for U.S. Equities, European Equities, U.S. Options and Global FX for the periods presented. Direct Edge, which is reported in our U.S. Equities segment, was acquired in January 2014. BATS Hotspot, which is reported in our Global FX segment, was acquired in March 2015. The information set forth below is not necessarily indicative of our future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Nine Months Ended September 30,			Year Ended December 31,
	2015	2014		2014		2013		2012
	(in millions except for trading days, percentages and as noted below)
U.S. Equities:
Market ADV	6,864.8	6,214.0		6,414.2		6,187.0		6,437.2
Number of trading days	188	188		252		252		250
Net capture per one hundred touched shares(1)	$0.021	$0.022		$0.022		$0.024		$0.023
Market share(2)	21.1%	18.9%		19.4%		10.4%		11.9%
European Equities:
Market ADNV	€52,394.2	€38,124.1		€39,659.3		€32,613.6		€30,857.6
Number of trading days	192	192		256		256		257
Net capture per matched notional value (in basis points)(1)	0.132	0.164		0.162		0.167		0.113
Market share(2)	24.2%	21.3%		21.6%		23.1%		24.6%
U.S. Options:
Market ADV (in thousands of contracts)	16,271.1	16,281.5		16,586.3		15,934.2		15,651.6
Number of trading days	188	188		252		252		250
Net capture per touched contract(1)	$0.024	$0.049		$0.046		$0.058		$0.063
Market share(2)	9.9%	4.2%		4.8%		3.7%		3.3%
Global FX:
ADNV (in billions)	$27.8		*		*		*		*
Number of trading days	194		*		*		*		*
Net capture per one million dollars traded(1)	$3.01		*		*		*		*

*
Not meaningful

(1)
Please see the glossary for our definitions of "net capture per one hundred touched shares," "net capture per matched notional value," "net capture per touched contract" and "net capture per one million dollars traded."

(2)
Please see the glossary for our definition of "market share."

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions except for percentages and exchange rates)
Other Data:
EBITDA(1)	$166.1	$92.8	$136.0	$116.6	$75.7	$46.6	$41.2
EBITDA margin(2)	58.1%	41.5%	44.2%	59.2%	42.8%	36.4%	41.5%
Normalized EBITDA(1)	$172.5	$121.0	$168.1	$124.1	$101.3	$60.3	$42.4
Normalized EBITDA margin(3)	60.4%	54.1%	54.7%	63.1%	57.3%	47.1%	42.7%
Non transaction revenue as a percentage of revenues less cost of revenues(4)	55.3%	58.2%	57.3%	51.5%	51.6%	58.4%	55.9%
Capital expenditures	$12.3	$17.6	$25.2	$3.6	$6.9	$9.6	$6.4
Average British pound/U.S. dollar exchange rate	$1.5322	$1.6691	$1.6476	$1.5643	$1.5847	$1.6039	$1.5458
Average Euro/U.S. dollar exchange rate	$1.1155	$1.3559	$1.3290	$1.3280	$1.2858	$1.3924	$1.3275
Average Euro/British pound exchange rate	£0.7280	£0.8122	£0.8062	£0.8489	£0.8112	£0.8678	£0.8583

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

        The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in millions)
Net income	$60.5	$30.9	$49.2	$46.8	$31.6	$23.5	$19.8
Interest	34.2	20.3	27.3	25.8	0.6	(0.1)	(0.3)
Income tax provision	42.9	20.7	31.1	28.8	26.5	14.8	15.2
Depreciation and amortization	28.5	20.9	28.4	15.2	17.0	8.4	6.5

EBITDA	166.1	92.8	136.0	116.6	75.7	46.6	41.2
Acquisition-related costs	6.4	14.6	18.5	5.2	19.3	11.4	—
IPO costs	0.5	—	—	0.6	6.3	2.3	1.2
Loss on extinguishment of debt	—	13.6	13.6	—	—	—	—
Other one-time items	(0.5)	—	—	1.7	—	—	—

Normalized EBITDA	$172.5	$121.0	$168.1	$124.1	$101.3	$60.3	$42.4

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3)
Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(4)
"Non transaction revenue as a percentage of revenues less cost of revenues" is defined as all revenue not directly related to transaction fees divided by revenues less cost of revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included in this prospectus. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements" above.

Overview

        We are a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. We provide trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Our principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Our asset class focus currently comprises listed cash equity securities in the United States and Europe, listed equity options in the United States and institutional spot FX globally, as well as ETPs, including ETFs, in the United States and Europe. Trade execution comprised 44.7% of our revenues less cost of revenues, and market data and connectivity, or non-transaction revenues, comprised 55.3% of our revenues less cost of revenues for the nine months ended September 30, 2015.

        We improve markets by maximizing efficiency and mitigating trade execution risk, in part by offering low-cost, innovative pricing and low-latency trade execution enabled by resilient and robust proprietary technology. For example, during the three months ended September 30, 2015, our net capture, including auctions, in the U.S. equities market was approximately 40% of the rate reported by NASDAQ Group's U.S. equities operations and Intercontinental Exchange's NYSE operations, while our net capture, including auctions, in the European listed equity securities market was approximately 54% of the rate reported by the London Stock Exchange's European equities operations. During the third quarter of 2015, our net capture in the U.S. listed equity options market was 6% to 20% of the rate reported by CBOE, NYSE Arca, NYSE MKT, NASDAQ Options Market and NASDAQ PHLX.

        We develop, own and operate the BATS trading platforms, which deploy our proprietary technology designed to offer some of the fastest and most reliable trading systems available. For the nine months ended September 30, 2015, we had a 21.1% share of the overall U.S. equity market, a 22.4% share of the trading of ETPs and a 9.9% share of the U.S. equity options market. In Europe, for the nine months ended September 30, 2015, we had a 24.2% share of European trading in the securities available for trading on BATS Chi-X Europe. In addition, we had $27.8 billion ADNV in our Global FX segment from the BATS Hotspot Acquisition on March 13, 2015 to September 30, 2015. Globally, for the nine months ended September 30, 2015, we had an 11.5% share of the publicly reported institutional spot FX market, as reported by BATS Hotspot, ICAP and Thomson Reuters. Pro forma for the acquisition of BATS Hotspot for the nine months ended September 30, 2015, we would have derived 77.0% of our total revenues from the trading of U.S. listed cash equities securities, 13.9% of our total revenues from the trading of U.S. listed equity options, 6.7% of our total revenues from the trading of European listed cash equities securities and 2.4% of our total revenues from trading globally of institutional spot FX.

        Our revenue is primarily tied to the volume of securities traded on our markets and our market share of trading in the overall U.S. and European equity markets, the U.S. equity options market and the global FX market. Trading volume on our markets can be influenced by a number of factors, including overall market volatility. Our revenue increased from $834.8 million in 2010 to $1,458.2 million in 2014. This revenue growth is attributable to our increased market share and increased overall market volume, the introduction of new products and services, and strategic acquisitions of Chi-X Europe, Direct Edge and BATS Hotspot.

        Our revenue consists primarily of transaction fees, regulatory fees, market data fees and port fees. On a consolidated basis, our revenues less cost of revenues were $285.8 million for the nine months ended September 30, 2015, which represents a 27.7% increase from the $223.8 million generated for the nine months ended September 30, 2014. Non-transaction revenues were 55.3% of revenues less cost of revenues for the nine months ended September 30, 2015. On a consolidated basis, we generated $307.5 million in revenues less cost of revenues for the year ended December 31, 2014. Adjusting for growth through acquisitions, our organic compound annual growth rate of revenues less cost of revenue for the last four years was 12.8%. For the nine months ended September 30, 2015, our Normalized EBITDA margin was 60.4%, an increase from 54.1% for the nine months ended September 30, 2014. We also use the non-GAAP measure of Normalized EBITDA margin to measure our performance. Normalized EBITDA margin is a non-GAAP measure that is reconciled to net income in the section titled "Summary Historical and Pro Forma Financial and Operating Data."

History

        We were formed in 2005 as an alternative to the NYSE and NASDAQ in response to increased consolidation among U.S. listed cash equity market centers. In January 2006, we launched our ECN, a type of ATS, which initially focused on the trading of NASDAQ-listed securities and in May 2006 we expanded to include trading of American Stock Exchange (now NYSE MKT)-listed securities. In February 2007, we expanded to include trading of NYSE-listed securities.

        In November 2008, we converted our ECN to a national securities exchange, BZX, which allowed us to participate in and earn market data fees from the U.S. tape plans, reduce our clearing costs and operate a primary listings business. In order to grow our market share of the U.S. equity market, we launched BYX, a national securities exchange, in October 2010. Like BZX, BYX offers trading in listed cash equity securities and ETPs, such as ETFs, but BYX targets different market segments than BZX by offering alternative pricing. In January 2014, we acquired Direct Edge, which operated two national securities exchanges, EDGX and EDGA. For the nine months ended September 30, 2015, our exchanges combined had a 21.1% share of the U.S. equity market, and we were the second largest exchange operator in the United States after Intercontinental Exchange (operator of the NYSE).

        In February 2010, in the United States, we began trading U.S. listed equity options on BZX. In order to grow our market share of the U.S. listed equity options market, we launched an additional options exchange on EDGX in November 2015. For the nine months ended September 30, 2015, we had a 9.9% share of the U.S. options market.

        Seeking to compete on a pan-European basis against competing national exchanges, we launched our European MTF in October 2008. In November 2011, we acquired Chi-X Europe, then the operator of the largest pan-European MTF. The merged entity became an RIE in May 2013, operating both an MTF and an RM. BATS Chi-X Europe offers secondary trading in over four thousand European listed cash equity securities, in addition to ETFs, exchange-traded commodities and international depositary receipts. In December 2013, we acquired a 25% interest in EuroCCP. For the nine months ended September 30, 2015, BATS Chi-X Europe had a 24.2% share of European trading in the securities available for trading on BATS Chi-X Europe and was the largest pan-European equities exchange in terms of notional market share. BATS Chi-X Europe also offer BATS Exchange Traded Reports, or BXTR, the largest European OTC equities trade reporting facility.

        In March 2015, we acquired BATS Hotspot and entered into the institutional spot FX market with a New York area based matching engine. In September 2015, we launched a second FX matching engine near London, complementing BATS Hotspot's New York area matching engine and giving investors two distinct pools of liquidity to drive price formation globally. From the acquisition date of March 13, 2015 to September 30, 2015, our ADNV on the BATS Hotspot market was $27.8 billion.

Business Segments

        We currently operate along four business segments. Our management allocates resources, assesses performance and manages our business according to these segments:

  •
  U.S. Equities.  Our U.S. Equities segment includes listed cash equities and exchange-traded product transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities routed transaction services that occur on our wholly owned subsidiary, BATS Trading. For the nine months ended September 30, 2015, our U.S. Equities segment represented 77.6% of our total revenues. Pro forma for the acquisition of BATS Hotspot, our U.S. Equities segment would have represented 77.0% of our total revenues for the nine months ended September 30, 2015.

  •
  European Equities.  Our European Equities segment includes pan-European cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on our MTF, and a listing and trading venue on our RM, which together we refer to as BATS Chi-X Europe. Our European Equities segment represented 6.7% of our total revenues for the nine months ended September 30, 2015. Pro forma for the acquisition of BATS Hotspot, our European Equities segment would have represented 6.7% of our total revenues for the nine months ended September 30, 2015.

  •
  U.S. Options.  Our U.S. Options segment includes our listed equity options markets on BZX and EDGX. It also includes the listed equity options routed transaction services that occur on BATS Trading. Our U.S. Options segment represented 14.0% of our total revenues for the nine months ended September 30, 2015. Pro forma for the acquisition of BATS Hotspot, our U.S. Options segment would have represented 13.9% of our total revenues for the nine months ended September 30, 2015.

  •
  Global FX.  Our Global FX segment includes the operations of the BATS Hotspot institutional spot FX market acquired in March 2015. Our Global FX segment represented 1.7% of our total revenues for the nine months ended September 30, 2015. Pro forma for the acquisition of BATS Hotspot, our Global FX segment would have represented 2.4% of our total revenues for the nine months ended September 30, 2015.

Significant Recent Transaction Affecting Our Results of Operations

  2012 Loan

        On December 19, 2012, we entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million, which we refer to collectively as the 2012 Loan. The proceeds received from the term loan were used to pay a $298.9 million dividend, or $13.20 per share, to all stockholders of BATS Global Markets, Inc. during the fourth quarter of 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on one-month LIBOR (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. We incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans. The 2012 Loan was extinguished with proceeds from the 2014 Loan described below.

  Direct Edge Acquisition

        On January 31, 2014, we acquired 100% of the ownership interests of Direct Edge, which we refer to as the Direct Edge Acquisition. We expect to benefit from various synergies as a result of the acquisition, including compensation and benefits expenses and systems and data communication expenses as a result of our recent technology integration migrating the trading platform of the Direct Edge legacy exchanges to the BATS technology, which occurred in January 2015. We also intend to benefit from the ability to offer a wider range of pricing options and more valuable market data as our market share increased with the acquisition. We incurred approximately $18.5 million in acquisition-related costs during the year ended December 31, 2014.

  2014 Loan

        Upon consummation of the Direct Edge Acquisition on January 31, 2014, we entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million, which we refer to collectively as the 2014 Loan. The proceeds received from the 2014 Loan were used to extinguish the 2012 Loan, pay a $132.9 million dividend, or $4.07 per share, to our stockholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished, resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on one-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5% and principal payments on outstanding balances are made on a quarterly basis. We incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

        Upon consummation of the BATS Hotspot Acquisition, we amended our 2014 Loan, or the Amended 2014 Loan. The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, we entered into (i) a new $150 million three-year term loan, or the 2015 Term Loan B-1, and (ii) a new $228 million five-year term loan, or the 2015 Term Loan B-2, both of which were funded immediately prior to the BATS Hotspot Acquisition. The 2015 Term Loan B-1 has an interest rate based on one-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount. The 2015 Term Loan B-2 has an interest rate based on one-month LIBOR (with a floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount. In addition, we entered into a new $100 million revolving credit facility with an interest rate based on one-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan.

  BATS Hotspot Acquisition

        On March 13, 2015, we completed the acquisition of BATS Hotspot from KCG Holding, Inc. for $365 million in cash at closing and additional payments under a tax sharing arrangement with an acquisition-date fair value of $62.6 million. We expect to benefit from various synergies as a result of cost savings from consolidation of technology, operations, compensation and occupancy. We also expect to diversify our revenue, while implementing new products and geographies to the Global FX business. We have incurred approximately $6.4 million in acquisition-related costs during the nine months ended September 30, 2015.

        As of the acquisition dates, Direct Edge's and BATS Hotspot's assets, liabilities and operations, including amortization and depreciation expenses, are reported under our U.S. Equities and Global FX segments, respectively. As a result of these acquisitions, we acquired goodwill and other indefinite-lived intangible assets of approximately $648.9 million that will be assessed for impairment under ASC 350—Intangibles—Goodwill and Other. We also have approximately $231.4 million in identifiable acquired intangible assets, which will result in approximately $22.3 million in amortization expense in 2016. In addition, pursuant to the BATS Hotspot Acquisition agreement, a tax sharing payment will be payable to the former owner of BATS Hotspot to account for a portion of certain tax benefits realized by us from the BATS Hotspot Acquisition. We and the former owner have an option to early terminate the tax sharing arrangement in 2018 for a one-time payment of $50 million from us to the former owner. The fair value of the tax sharing liability will be reassessed each reporting period, and any change in such liability will be recorded in our results of operations.

Our Model

        Like many of our listed cash equity securities and listed equity options competitors, we have adopted a price/time priority system, where the first order to our book takes priority. We use both "maker-taker" and "taker-maker" pricing models on our exchanges. The maker-taker pricing model is designed to incentivize market makers to provide liquidity on a continuous basis. Participants are attracted to markets that have continuous and deep liquidity, which provides more opportunity to buy and sell equities immediately and with minimal adverse effect on prices. Because market makers supply a valuable service to markets by providing liquidity, maker-taker pricing rewards them with a rebate.

        Under our maker-taker pricing model, on BZX (for both listed cash equity securities and listed equity options), EDGX (for listed cash equity securities and listed equity options, which was launched in November 2015) and on BATS Chi-X Europe, a customer posting an order on our book, which we refer to as the liquidity maker or liquidity provider, is paid a rebate for an execution occurring against that order, and a customer executing against an order resting on our book, which we refer to as the liquidity taker or liquidity remover, is charged a fee. We generate a substantial portion of our operating income from the difference between the "maker" rebate and the "taker" fee. We believe this type of fee schedule is attractive to customers who regularly provide liquidity. Although customers must pay a fee to access that liquidity, that fee is explicitly disclosed and charged to all customers on a non-discriminatory basis.

        The BYX and EDGA listed cash equity securities "taker-maker" pricing model provides that a liquidity taker will be paid a rebate for executing against an order resting on our book, and the liquidity provider will be charged a fee for posting such an order. In this case, we generate revenues less cost of revenues from the difference between the "maker" fee and the "taker" rebate. Currently, both the fee and the rebate are significantly less than the rebates and fees in place on BZX and EDGX. We believe this appeals to market participants who are primarily interested in the most cost-effective means of accessing resting liquidity, but less concerned about the depth of liquidity available on the market. In addition, we believe this model appeals to market participants trading lower-priced securities.

        Like two-thirds of the listed equity options market, we have adopted a "pro rata" model on listed equity options trading on EDGX. The pro rata model is based on customer priority and pro rata allocations model, meaning orders are given priority based on price, size and capacity rather than simply on price and time. Our EDGX options market will also utilize payment for order flow fees where market makers can incent other members to trade.

        For unfilled orders, we also provide our customers a smart-order routing service, enabling the onward routing of unfilled orders to other market centers. In the United States, this is facilitated through our wholly-owned broker-dealer subsidiary, BATS Trading. In Europe, BATS Chi-X Europe operates an order routing facility through our wholly-owned subsidiary Chi-X Europe Limited and is one of the few market centers in Europe that provides such routing services.

        The BATS Hotspot Platform uses a price/time priority model. The BATS Hotspot Platform consists of a mixture of both firm and non-firm liquidity provided by both clients and dedicated liquidity providers and enables BATS Hotspot to offer its clients customized liquidity solutions. BATS Hotspot clients are charged either a flat or tiered commission rate based upon the notional amount traded on the BATS Hotspot Platform. These rates are expressed as U.S. dollars per million notional U.S. dollars traded. The flat commission rate or tiers applicable to each client are determined on a client-by-client basis by management in light of market forces and client activity.

Factors Affecting Results of Operations

        In broad terms, our business performance is impacted by a number of drivers including macroeconomic events affecting the risk and return of financial assets, investor sentiment, the regulatory environment for capital markets, and changing technology, particularly in the financial services industry. Our future revenues and net income will continue to be influenced by a number of domestic and international economic trends including:

  •
  trading volumes in listed cash equity securities and ETPs in both the U.S. and Europe, volumes in listed equity options and volumes in institutional spot FX trading, which are driven primarily by overall macroeconomic conditions;

  •
  the demand for information about, or access to, our markets, which is dependent on the products we trade, our importance as a liquidity center and the quality and pricing of our data and access services;

  •
  continuing pressure in transaction fee pricing due to intense competition in the United States and Europe;

  •
  regulatory changes relating to market structure or affecting certain types of instruments, transactions, pricing structures, capital market participants or reporting or compliance requirements; and

  •
  technological advances and members' demand for speed, efficiency and reliability.

        Currently our business drivers are defined by investors' and companies' cautiously optimistic outlook about the pace of global economic recovery. The U.S. and European listed cash equity securities markets have historically experienced growth in trading volumes. From time to time, however, volumes have declined due to economic performance, volatility and other related factors.

        Although some major U.S. market indices reached record levels in 2014, European equity markets have not performed as well and many remain below their pre-financial crisis highs. Since a number of significant structural and political issues continue to confront the global economy, instability could return at any time, resulting in an increased level of market volatility, oscillating trading volumes and a return of market uncertainty. In contrast, many of the largest customers of our transactional businesses continue to adapt their business models as they address the implementation of regulatory changes initiated following the global financial crisis.

        With the acquisitions of Chi-X Europe in 2011 and Direct Edge in 2014, we significantly increased our presence in the European and U.S. listed cash equity securities markets. This lets us compete more readily with other large exchanges in Europe and the United States and better manage the macroeconomic factors and industry pressures discussed above. We operate the largest pan-European equity exchange by notional value traded and the second largest U.S. cash equities exchange by market share. With the BATS Hotspot Acquisition in 2015, we entered the market for the world's largest asset class, FX, to further diversify our product offerings.

Components of Revenues

  Transaction Fees

  General

        Total transaction fees during a period are variable, based on trading volume and pricing per share on our U.S. listed cash equity markets, pricing as a percentage of notional value on our European listed cash equities market, pricing per contract on our U.S. listed equity options market and pricing per million U.S. dollars traded on our institutional spot FX market.

        Transaction fees consist of "taker" fees (or in the case of BYX and EDGA, "maker" fees) and routing fees charged on securities that are routed out to another market center. Transaction fees are considered earned upon the execution of the trade and are recognized on a trade-date basis. The "taker" fees (or in the case of BYX and EDGA, "maker" fees) from transactions executed through our markets are recorded on a gross basis in revenues, with "maker" rebates (or in the case of BYX and EDGA, "taker" rebates) recorded on a gross basis in cost of revenues. Transaction fee revenues accounted for 72.7% of our total revenues for the nine months ended September 30, 2015 and 69.3%, 72.8% and 72.9% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

  •
  We earn transaction fees in the United States from the trading of listed cash equity securities on our four national securities exchanges, BZX, BYX, EDGX and EDGA. U.S. listed cash equity securities trading revenues are assessed on a per-share basis. Transaction fees from U.S. Equities accounted for 72.1% of our total transaction fees for the nine months ended September 30, 2015 and 80.8% of our total transaction fees for the year ended December 31, 2014. Pro forma for the acquisitions of Direct Edge and BATS Hotspot, our U.S. Equities segment would have represented 71.4% of our total transaction fees for the nine months ended September 30, 2015 and 78.4% of our total transaction fees for the year ended December 31, 2014.

  •
  We earn transaction fees in Europe from the secondary trading of listed cash equity securities on BATS Chi-X Europe. European listed cash equity securities trading revenues are assessed on a notional-value basis. We launched our European operations in October 2008 and acquired Chi-X Europe on November 30, 2011. Transaction fees from our European operations accounted for 7.7% of our total transaction fees for the nine months ended September 30, 2015 and 7.9% of our total transaction fees for the year ended December 31, 2014. Pro forma for the acquisitions of Direct Edge and BATS Hotspot, our European Equities segment would have represented 7.7% of our total transaction fees for the nine months ended September 30, 2015 and 7.2% of our total transaction fees for the year ended December 31, 2014.

  •
  We earn transaction fees from the trading of listed equity options on BZX and EDGX. U.S. listed equity options trading revenues are assessed on a per-contract basis. Transaction fees from U.S. Options accounted for 17.8% of our total transaction fees for the nine months ended September 30, 2015 and 11.3% of our total transaction fees for the year ended December 31, 2014. Pro forma for the acquisitions of Direct Edge and BATS Hotspot, our U.S. Options segment would have represented 17.6% of our total transaction fees for the nine months ended September 30, 2015 and 10.2% of our total transaction fees for the year ended December 31, 2014.

  •
  We also earn transaction fees for the trading of foreign currency on the BATS Hotspot market based on a fee per million U.S. dollars of notional value traded. Transaction fees from Global FX accounted for 2.4% of our total transaction fees for the nine months ended September 30, 2015. Pro forma for the acquisitions of Direct Edge and BATS Hotspot, our Global FX segment would have represented 3.3% of our total transaction fees for the nine months ended

    September 30, 2015 and 4.2% of our total transaction fees for the year ended December 31, 2014.

  Trading volumes

        Transaction fees for all of our markets are primarily dependent on overall market volume and our market share thereof. Each of our markets have historically experienced growth in trading volumes. From time to time, however, volumes have declined due to economic performance, volatility and other related factors.

  Pricing

        We strive to keep our pricing as competitive and innovative as possible. We generally assess prices on a per-share basis in our U.S. listed cash equities markets, as a percentage of notional value traded in our European listed cash equity securities market, on a per-contract basis in our U.S. listed equity options market and per million U.S. dollars traded in our foreign currency market.

        In order to remain competitive in the U.S. listed cash equity securities market, we have historically maintained a competitively lower net capture spread between our "taker" fee (or in the case of BYX and EDGA, "maker" fee) and our "maker" rebate (or in the case of BYX and EDGA, "taker" rebate) when compared to competing exchanges. In Europe, we also use a low net capture spread "maker-taker" pricing model. We regularly monitor the pricing and net capture spread of our competitors and our relative position, and may make pricing changes to reach market share or other targets. Any changes we make to our pricing may significantly impact our revenues and cost of revenues.

        BATS Hotspot clients are charged either a flat or tiered commission rate expressed as U.S. dollars per million notional U.S. dollars traded. Rates are determined on a client-by-client basis by BATS Hotspot management and sales in light of market forces and client activity in order to maximize revenue and volume. Additionally, from time to time BATS Hotspot may offer certain special limited duration pricing programs such as free trading of spot gold and silver pairs or free trading for all transactions on BATS Hotspot's London-based matching engine.

  Regulatory Transaction Fees

        BZX, BYX, EDGX and EDGA, as national securities exchanges, are assessed fees pursuant to Section 31 of the Exchange Act. BATS Chi-X Europe and BATS Hotspot are not assessed any Section 31 fees because they are not U.S. national securities exchanges. BATS Chi-X Europe's regulatory fees are assessed by reference to the oversight costs of the FCA relating to RIEs. Section 31 fees are assessed on the notional value of equities and options traded and are designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by our four exchanges. Our exchanges, in turn, collect regulatory transaction fees from our customers that equal the Section 31 fees that we pay to the SEC and recognize these amounts as incurred in revenues and costs of revenues, respectively. We are paid these Section 31 fees as principal, and therefore these fees are reported gross in our consolidated statements of income. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in our consolidated statements of financial condition. As required by law, the amounts due to the SEC are remitted semiannually in March and September. Because we hold the cash received until payment is remitted to the SEC, we earn interest on the related cash balances. Regulatory transaction fees accounted for 15.5% of total revenues for the nine months ended September 30, 2015, and 18.7%, 15.1% and 16.7% of our total revenues in 2014, 2013 and 2012, respectively.

  Market Data Fees

        We earn market data fees from U.S. tape plans, including the UTP Plan, CTA Plan, CQS Plan and OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula, required by Regulation NMS, that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members.

        We also charge data subscribers directly for proprietary market data of our U.S. equities, U.S. options and European equities markets. The proprietary market data fees are recognized as the service is provided. Market data fees accounted for 7.4% of total revenues for the nine months ended September 30, 2015 and 7.6%, 7.1% and 6.8% of total revenues in 2014, 2013 and 2012, respectively.

  Port Fees and Other

        Port fees and other revenues consist primarily of logical and physical port fees, which represent fees paid for connectivity to our equities and options markets. Revenues for providing access to our markets are recognized when the service is provided. Port fees and other revenues accounted for 4.4% of total revenues for the nine months ended September 30, 2015, and 4.4%, 5.0% and 3.6% of our total revenues in 2014, 2013 and 2012, respectively.

Components of Cost of Revenues

  Liquidity Payments

        Liquidity payments are directly correlated to the volume of securities traded on our markets. As mentioned above, we record the liquidity rebate paid to market participants providing liquidity, in the case of BZX, EDGX and BATS Chi-X Europe, as cost of revenue. BYX and EDGA offer a pricing model pursuant to which we rebate liquidity takers for executing against an order resting on our book, which is also recorded as a cost of revenue.

  Routing and Clearing

        Routing and clearing are also correlated to the volume of securities routed to other market venues. We offer a multitude of order routing strategies to our customers. These strategies allow our customers to access other markets through the use of our smart-order routing tools. Most of these strategies first seek to trade against orders resting on our order books and, if filled in full, are not routed to other markets. Therefore, total routing expenses are inversely correlated to the depth on our order books because as the volume of securities traded by our customers that are matched by us against orders resting on our books increases, routing expenses decrease. In Europe, we are one of the few market centers that provides such routing services to lit venues.

        Also, BATS Trading, the routing facility for our U.S. listed cash equities and listed equity options markets, incurs clearing fees on all activity routed to other market centers because it relies on third-party clearing firms to provide this service. We continue to seek low cost initiatives for reaching other market centers and periodically negotiate new pricing contracts and methods to reach those markets.

  Section 31 Fees

        BZX, BYX, EDGX and EDGA are assessed fees pursuant to the Exchange Act designed to recover the costs to the U.S. government of supervision and regulation of securities markets and securities professionals. We treat these fees as a pass-through charge to customers executing eligible listed cash equities and listed equity options trades on BZX, BYX, EDGX and EDGA. Accordingly, we recognize the amount that we are charged under Section 31 as a cost of revenues and the corresponding amount that we charge our customers as regulatory transaction fees revenue. Since the regulatory transaction fees recorded in revenues are equal to the Section 31 fees recorded in cost of revenues, there is no impact on our operating income.

        Given that BATS Chi-X Europe and BATS Hotspot are not U.S. national securities exchanges, they do not pay Section 31 fees.

  Other

        Other costs of revenues are mostly isolated in nature and non-recurring in the normal course of our business.

Components of Operating Expenses

        Compensation and benefits represent our largest operating expense and tend to be driven by our staffing requirements and the general dynamics of the employment market. Additional operating expenses generally support the infrastructure of our markets and technology platforms and are primarily fixed in nature. While these expenses do not vary as a direct result of trading volume, they may increase over time as we enhance capacity and improve performance. As a public corporation, we expect general and administrative and professional costs to increase as we satisfy our obligations under the U.S. securities laws and comply with the Sarbanes-Oxley Act, among others. The increases could include, but are not limited to, an increase in staffing levels to provide support in meeting the operational and regulatory requirements of a public corporation, additional professional fees paid to external auditors, consultants and outside counsels, additional executive risk insurance costs and fees paid to a third-party institution to provide transfer agency services for the maintenance of stockholder records.

Interest and Investment Expense

        Interest and investment expense represents the interest expense related to our long-term debt, offset by interest income on the investment of excess cash. We invest our excess cash in highly liquid, capital-preserving and short-term financial investments, such as U.S. Treasury securities.

Other Income (Expense)

        Other income (expense) primarily consists of foreign currency gains (losses) and our earnings from equity method investments. Foreign currency gains (losses) are recognized by us, as the functional currency of BATS Chi-X Europe and the Hotspot Europe entities is the British pound. The functional currency of BATS Hotspot Asia Pte. Ltd. is the Singapore dollar. Earnings from equity method investments represents our ownership in EuroCCP.

Income Taxes

        We have elected to treat BATS Trading Limited and Chi-X Europe as branches for U.S. federal income tax purposes. As a result, the taxable income or loss of BATS Chi-X Europe and Chi-X Europe is included in our consolidated U.S. federal income tax return. For U.K. tax purposes, BATS Chi-X Europe and Chi-X Europe incurred tax losses which are expected to be fully utilized in 2015. Any U.K. income taxes accrued beginning in 2015 will be available to offset our U.S. income taxes as a foreign tax credit. BATS Hotspot Europe Limited and BATS Hotspot Asia Pte. Ltd. are corporations operating in the United Kingdom and Singapore, respectively. Income generated by both companies is considered indefinitely reinvested and is deferred from U.S. tax until repatriated.

Results of Operations

        The following table sets forth our consolidated statements of operations data for each of the periods indicated as a percentage of total revenues:

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
Revenues:
Transaction fees	72.7%	69.1%	69.3%	72.8%	72.9%
Regulatory transaction fees	15.5%	18.2%	18.7%	15.1%	16.7%
Market data fees	7.4%	7.9%	7.6%	7.1%	6.8%
Other	4.4%	4.8%	4.4%	5.0%	3.6%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Liquidity payments	60.3%	56.5%	57.0%	56.4%	57.4%
Section 31 fees	15.5%	18.2%	18.7%	15.1%	16.7%
Routing and clearing	2.8%	3.5%	3.2%	5.1%	5.9%
Other	—	—	—	—	—

Total cost of revenues	78.6%	78.2%	78.9%	76.6%	80.0%

Revenues less cost of revenues	21.4%	21.8%	21.1%	23.4%	20.0%
Operating expenses:
Compensation and benefits	4.4%	6.5%	6.0%	4.9%	5.5%
Depreciation and amortization	2.1%	2.0%	1.9%	1.8%	1.9%
Systems and data communication	1.6%	1.6%	1.6%	1.1%	1.3%
Occupancy	0.2%	0.3%	0.3%	0.2%	0.3%
Professional and contract services	0.7%	0.5%	0.4%	1.0%	1.0%
Regulatory costs	0.6%	0.8%	0.8%	0.6%	0.6%
Change in fair value of contingent consideration liability	0.1%	—	—	—	1.4%
Impairment of assets	—	—	—	0.4%	—
General and administrative	1.6%	1.9%	1.9%	1.3%	1.3%

Total operating expenses	11.3%	13.6%	12.9%	11.3%	13.3%

Operating income	10.1%	8.2%	8.2%	12.1%	6.7%
Interest and investment expense	(2.6)%	(2.0)%	(1.9)%	(3.1)%	(0.1)%
Loss on extinguishment of debt	—	(1.3)%	(0.9)%	—	—
Other income (expense)	0.2%	0.1%	0.1%	—	—

Income before income tax provision	7.7%	5.0%	5.5%	9.0%	6.6%
Income tax provision	3.2%	2.0%	2.1%	3.4%	3.0%

Net income	4.5%	3.0%	3.4%	5.6%	3.6%

Comparison of Nine Months Ended September 30, 2015 and 2014

  Overview

        The following summarizes changes in financial performance for the nine months ended September 30, 2015, compared to the nine months ended September 30, 2014:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2015	2014
	(in millions, except percentages and as noted below)
Total revenues	$1,335.2	$1,024.4	$310.8	30.3%
Total cost of revenues	1,049.4	800.6	248.8	31.1%

Revenues less cost of revenues	285.8	223.8	62.0	27.7%
Total operating expenses	150.8	139.5	11.3	8.1%

Operating income	135.0	84.3	50.7	60.1%

Income before income tax provision	103.4	51.6	51.8	100.4%
Income tax provision	42.9	20.7	22.2	107.2%

Net income	$60.5	$30.9	$29.6	95.8%

EBITDA(1)	$166.1	$92.8	$73.3	79.0%
EBITDA margin(2)	58.1%	41.5%	16.6%	*
Normalized EBITDA(1)	$172.5	$121.0	$51.5	42.6%
Normalized EBITDA margin(3)	60.4%	54.1%	6.3%	*
Market ADV:
U.S. Equities (in millions of shares)	6,864.8	6,214.0	650.8	10.5%
BATS ETPs (in millions of shares)	361.7	246.3	115.4	46.9%
BATS ETPs: launches (number of launches)	7	2	5	250.0%
BATS ETPs: listings (number of listings)	35	25	10	40.0%
European Equities (in millions of ADNV)	€52,394.2	€38,124.1	€14,270.1	37.4%
U.S. Options (in thousands of contracts)	16,271.1	16,281.5	(10.4)	(0.1)%
Global FX (in billions of notional value)	$27.8	*	*	*
Market share:
U.S. Equities	21.1%	18.9%	2.2%	*
ETPs	22.4%	22.3%	0.1%	*
ETPs: launches	3.4%	1.3%	2.1%	*
ETPs: listings	2.0%	1.5%	0.5%	*
European Equities	24.2%	21.3%	2.9%	*
U.S. Options	9.9%	4.2%	5.7%	*
Maker-taker exchanges(4)	9.8%	4.2%	5.6%	*
Net capture:
U.S. Equities (net capture per one hundred touched shares)	$0.021	$0.022	$(0.001)	(4.5)%
European Equities (net capture per matched notional value in basis points)	0.132	0.164	(0.032)	(19.5)%
U.S. Options (net capture per touched contract)	$0.024	$0.049	$(0.025)	(51.0)%
Global FX (net capture per one million dollars traded)	$3.01	*	*	*
Average British pound/U.S. dollar exchange rate	1.5322	1.6691	(0.1369)	(8.2)%

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt and other significant one-time items not expected to be recurring, such as debt restructuring costs and foreign currency gains. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

        The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Nine Months Ended September 30,
	2015	2014
	(in millions)
Net income	$60.5	$30.9
Interest	34.2	20.3
Income tax provision	42.9	20.7
Depreciation and amortization	28.5	20.9

EBITDA	166.1	92.8
Acquisition-related costs	6.4	14.6
IPO costs	0.5	—
Loss on extinguishment of debt	—	13.6
Other one-time items	(0.5)	—

Normalized EBITDA	$172.5	$121.0

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3)
Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(4)
Maker-taker exchanges are defined as BZX, NASDAQ Options Market, ISE Gemini and C2 Options Exchange.

  Revenues

        Total revenues for the nine months ended September 30, 2015 were $1,335.2 million, an increase of $310.8 million, or 30.3%, compared to the nine months ended September 30, 2014, reflecting, in part, higher transaction fees due to higher market share, up to 9.9%, in our U.S. Options segment and a 10.5% increase in market volumes in our U.S. Equities segment. The following summarizes changes in revenues for the nine months ended September 30, 2015, compared to the nine months ended September 30, 2014:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2015	2014
	(in millions, except percentages)
Transaction fees	$970.1	$707.7	$262.4	37.1%
Regulatory transaction fees	207.0	186.5	20.5	11.0%
Market data fees	99.4	81.2	18.2	22.4%
Other	58.7	49.0	9.7	19.8%

Total revenues	$1,335.2	$1,024.4	$310.8	30.3%

  Transaction Fees

        Transaction fees increased $262.4 million, or 37.1%, to $970.1 million for the nine months ended September 30, 2015, representing 72.7% of total revenues, compared with $707.7 million for the prior-year period, or 69.1% of total revenues. This increase in transaction fees was largely driven by our U.S. Options segment where transaction fees increased $98.0 million due to increased market share, from 4.2% in 2014 to 9.9% in 2015. The U.S. Equities segment contributed $124.0 million to the increase driven by the additional month of Direct Edge activity in 2015 compared to 2014 and a 10.5% increase market volumes. The European Equities segment's transaction fees increased $17.2 million in 2015 as market ADNV increased 37.4% over 2014. The Global FX segment also contributed $23.2 million to 2015 due to the BATS Hotspot Acquisition in March 2015.

  Regulatory Transaction Fees

        Regulatory transaction fees increased $20.5 million, or 11.0%, to $207.0 million for the nine months ended September 30, 2015, representing 15.5% of total revenues, compared with $186.5 million for the prior-year period, or 18.2% of total revenues. This increase was largely driven by the additional month of Direct Edge activity in 2015 compared to 2014 and a 10.5% increase in U.S. Equities market ADV. Additionally, with the increased market share in U.S. Options, additional regulatory fees of $2.6 million were recognized. Offsetting these increases was a decrease in the Section 31 rate charged, from $22.10 per million notional value traded beginning in the first quarter 2014 to $18.40 per million notional value traded beginning in first quarter 2015.

  Market Data Fees

        Market data fees increased $18.2 million, or 22.4%, to $99.4 million for the nine months ended September 30, 2015, representing 7.4% of total revenues, compared with $81.2 million for the prior-year period, or 7.9% of total revenues. This increase was largely driven by an additional month of Direct Edge activity recorded in 2015 and an 8.1% increase in the U.S. tape plan pool size from 2014 to 2015 primarily due to price increases in January 2015, contributing $3.6 million and $5.6 million to the increase, respectively. We also received approximately $3.1 million in audit recoveries from the U.S. tape plans in 2015. The U.S. Options segment also contributed $2.9 million to the increase as market share increased to 9.9% in 2015 from 4.2% in 2014.

  Port Fees and Other

        Port fees and other revenues increased $9.7 million, or 19.8%, to $58.7 million for the nine months ended September 30, 2015, compared with $49.0 million for the nine months ended September 30, 2014. This increase was driven by a U.S. Equities pricing change to logical ports in second quarter 2015 contributing $6.4 million in 2015. Also contributing to the increase was $2.1 million of additional revenue recorded due to the additional month of Direct Edge activity included in 2015.

  Cost of Revenues

        Cost of revenues increased $248.8 million, or 31.1%, to $1,049.4 million for the nine months ended September 30, 2015 from $800.6 million for the nine months ended September 30, 2014. The increase was primarily due to a 10.5% increase in U.S. equities market ADV in 2015 and the increase in our U.S. Equities segment market share from 18.9% in 2014 to 21.1% in 2015. Our U.S. Options segment market share also increased from 4.2% in 2014 to 9.9% in 2015, increasing liquidity payments. The following summarizes changes in cost of revenues for the nine months ended September 30, 2015 compared to the prior-year period:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2015	2014
	(in millions, except percentages)
Liquidity payments	$805.7	$578.5	$227.2	39.3%
Section 31 fees	207.0	186.5	20.5	11.0%
Routing and clearing	36.7	35.6	1.1	3.1%

Total	$1,049.4	$800.6	$248.8	31.1%

  Liquidity Payments

        Liquidity payments increased $227.2 million, or 39.3%, to $805.7 million for the nine months ended September 30, 2015, representing 60.3% of total revenues, compared with $578.5 million for the prior-year period, or 56.5% of total revenues. The U.S. Equities segment contributed $116.5 million to the increase, driven by $23.5 million from the additional month of Direct Edge activity and a 10.5% increase in U.S. equities market volumes. The U.S. Options segment liquidity payments increased $94.8 million, primarily driven by increased rebate payments due to increased market share. The European Equities segment liquidity payments increased $15.9 million driven by a 37.4% increase in market ADNV.

  Section 31 Fees

        Section 31 fees increased $20.5 million, or 11.0%, to $207.0 million for the nine months ended September 30, 2015, representing 15.5% of total revenues, compared with $186.5 million for the prior-year period or 18.2% of total revenues for the reasons stated previously under "—Components of Revenues—Regulatory Transaction Fees."

  Routing and Clearing

        Routing and clearing fees increased $1.1 million, or 3.1%, to $36.7 million for the nine months ended September 30, 2015, representing 2.8% of total revenues, compared with $35.6 million for the prior-year period, or 3.5% of total revenues. This decrease in routing and clearing fees was driven by a decrease of the routed percentage on our markets from 7.7% in 2014 to 6.4% in 2015 and a 3.7% decrease in routed fees per contract in the U.S. Options segment.

  Revenues Less Cost of Revenues

        Revenues less cost of revenues increased $62.0 million, or 27.7%, to $285.8 million for the nine months ended September 30, 2015 compared to $223.8 million for the nine months ended September 30, 2014, primarily as a result of the BATS Hotspot Acquisition contributing $23.2 million to revenues less cost of revenues in the first quarter of 2015 and an increase in market data revenue in the U.S. Equities segment, driven by U.S. tape plan pricing increases put into effect in January 2015 and an increase in market share from 18.9% in 2014 to 21.1% in 2015 primarily driven by the Direct Edge Acquisition on January 31, 2014.

        The following summarizes the components of revenues less cost of revenues for the nine months ended September 30, 2015, presented as a percentage of revenues less cost of revenues and compared to the prior-year period:

				Percentage of Revenues Less Cost of Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2015	2014		2015	2014
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$127.7	$93.6	36.4%	44.7%	41.8%
Market data fees	99.4	81.2	22.4%	34.8%	36.3%
Port fees and other revenues less other cost of revenues	58.7	49.0	19.8%	20.5%	21.9%

Revenues less cost of revenues	$285.8	$223.8	27.7%	100.0%	100.0%

  Fluctuations in Revenues Less Cost of Revenues

        Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and our share of those volumes, while net capture variances are driven primarily by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues for the nine months ended September 30, 2015 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$16.4	26.5%
Market share	37.3	60.2%
Net capture	(20.4)	(32.9)%
BATS Hotspot Acquisition	23.2	37.4%
Other	5.5	8.8%

Revenues less cost of revenues	$62.0	100.0%

  Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

        Transaction fees less liquidity payments and routing and clearing costs increased $34.1 million, or 36.4%, to $127.7 million for the nine months ended September 30, 2015, representing 44.7% of revenues less cost of revenues, compared with $93.6 million for the prior-year period, or 41.8% of revenues less cost of revenues. The increase was primarily driven by Global FX revenue of $23.2 million due to the acquisition of BATS Hotspot in first quarter 2015, an increase in our market share in the U.S. Equities segment from 18.9% in 2014 to 21.1% in 2015, a 10.5% increase in market ADV in U.S. Equities that contributed $9.0 million and increased market share in the U.S. Options segment that contributed $1.1 million. This was offset by decreased net capture in U.S. Options and European Equities with a $7.4 million and $10.4 million impact, respectively. U.S. Options net capture decreased 51.0% from $0.049 per touched contract in 2014 to $0.024 per touched contract in 2015. European Equities net capture per matched notional value decreased 19.5% from 0.164 basis points in 2014 to 0.132 basis points in 2015, as higher market volumes and market share lifted customers into higher rebate tiers.

  Market Data Fees

        Market data fees increased $18.2 million, or 22.4%, to $99.4 million for the nine months ended September 30, 2015, representing 34.8% of revenues less cost of revenues, compared with $81.2 million for the prior-year period, or 36.3% of revenues less cost of revenues. For purposes of calculating these percentages, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This increase was driven primarily by an 8.1% increase in the U.S. tape plan pool size due to a price increase in January 2015, along with increased U.S. Equities and U.S. Options market share, up from 18.9% in 2014 to 21.1% in 2015 and up from 4.2% in 2014 to 9.9% in 2015, respectively.

  Port Fees and Other Revenues Less Other Cost of Revenues

        Other revenues less other cost of revenues increased $9.7 million, or 19.8%, to $58.7 million for the nine months ended September 30, 2015, representing 20.5% of revenues less cost of revenues, compared with $49.0 million for the prior-year period, or 21.9% of revenues less cost of revenues. This increase was due to the U.S. Equities logical port fee pricing changes for logical ports in second quarter 2015 along with an additional month of Direct Edge activity.

  Operating Expenses

        Total operating expenses increased $11.3 million, or 8.1%, to $150.8 million for the nine months ended September 30, 2015, compared with $139.5 million for the nine months ended September 30, 2014. The increase over the prior-year period was primarily due to the acquisition of BATS Hotspot, contributing $27.2 million in operating expenses in 2015. Offsetting this increase was a $17.5 million decrease in operating expenses in the U.S. Equities segment due to realized synergies in 2015 from the Direct Edge Acquisition. The following summarizes changes in operating expenses for the nine months ended September 30, 2015, compared to the prior-year period:

	Nine Months Ended September 30,
			Increase/ (Decrease)	Percent Change
	2015	2014
	(in millions)
Operating Expenses:
Compensation and benefits	$58.4	$66.2	$(7.8)	(11.8)%
Depreciation and amortization	28.5	20.9	7.6	36.4%
Systems and data communication	21.4	16.9	4.5	26.6%
Occupancy	2.4	2.6	(0.2)	(7.7)%
Professional and contract services	8.9	5.0	3.9	78.0%
Regulatory costs	8.6	8.7	(0.1)	(1.1)%
Change in fair value of tax sharing liability	1.7	—	1.7	*
General and administrative	20.9	19.2	1.7	8.9%

Total operating expenses	$150.8	$139.5	$11.3	8.1%

  Compensation and Benefits

        Compensation and benefits decreased by $7.8 million, or 11.8%, to $58.4 million for the nine months ended September 30, 2015, representing 4.4% of total revenues, compared with $66.2 million for the prior-year period, or 6.5% of total revenues. This decrease was driven by severance and retention expense recognized in 2014 related to the Direct Edge Acquisition, and having fewer employees, offset by annual merit increases in fourth quarter 2014 and the additional Global FX compensation of $10.9 million driven by the BATS Hotspot Acquisition in March 2015. As a result of the Direct Edge technology integration in January 2015, 57 employees were terminated in first quarter 2015.

  Depreciation and Amortization

        Depreciation and amortization increased by $7.6 million, or 36.4%, to $28.5 million for the nine months ended September 30, 2015, compared with $20.9 million for the nine months ended September 30, 2014, primarily reflecting the additional amortization recorded for the intangible assets acquired with the Direct Edge Acquisition in January 2014 and the BATS Hotspot Acquisition in March 2015 of $1.5 million and $7.1 million, respectively.

  Systems and Data Communication

        Systems and data communication costs increased by $4.5 million, or 26.6%, to $21.4 million for the nine months ended September 30, 2015, compared with $16.9 million for the nine months ended September 30, 2014. The increase was primarily due to a $4.1 million acceleration of expense for the legacy Direct Edge data center agreement terminated early in 2015.

  Occupancy

        Occupancy expenses stayed relatively flat, decreasing $0.2 million, or 7.7%, to $2.4 million for the nine months ended September 30, 2015, compared with $2.6 million for the nine months ended September 30, 2014.

  Professional and Contract Services

        Professional and contract services fees increased by $3.9 million, or 78.0%, to $8.9 million for the nine months ended September 30, 2015, compared with $5.0 million for the prior-year period. The increase was primarily due to professional fees incurred in 2015 related to the BATS Hotspot acquisition.

  Regulatory Costs

        Regulatory costs also stayed relatively flat, decreasing $0.1 million to $8.6 million for the nine months ended September 30, 2015 compared the nine months ended September 30, 2014.

  Change in Fair Value of Tax Sharing Liability

        Change in fair value of tax sharing liability was $1.7 million for the nine months ended September 30, 2015, due to the fair value adjustment of the tax sharing liability recorded with the acquisition of BATS Hotspot in March 2015.

  General and Administrative

        General and administrative expenses increased by $1.7 million, or 8.9%, to $20.9 million for the nine months ended September 30, 2015, compared with $19.2 million for the prior-year period. This increase was due primarily to the $6.0 million accelerated expense of legacy Direct Edge servers that are no longer being used after the Direct Edge technology integration in January 2015 and a $1.2 million reserve for sale taxes for certain physical and logical ports, offset by a $1.5 million value-added tax, or VAT, credit received in 2015. The remaining decrease is primarily a result of the synergies achieved from the Direct Edge Integration in 2015.

  Operating Income

        As a result of the items above, operating income for the nine months ended September 30, 2015 was $135.0 million, or 47.2% of revenues less cost of revenues, compared to $84.3 million, or 37.7% of revenues less cost of revenues, for the nine months ended September 30, 2014, an increase of $50.7 million, or 60.1%.

  Interest and Investment Expense

        Interest and investment expense increased by $13.9 million to $34.2 million for the nine months ended September 30, 2015, compared with $20.3 million for the prior-year period. This was due to the additional debt issued in March 2015.

  Other Income

        Other income increased by $1.2 million to $1.6 million for the nine months ended September 30, 2015 compared to $0.4 million for the nine months ended September 30, 2014. This increase was due to the foreign currency gain on the revolving credit facility when it was extinguished in March 2015.

  Income Before Income Tax Provision

        As a result of the above, income before income tax provision for the nine months ended September 30, 2015 was $103.4 million compared to $51.6 million for the nine months ended September 30, 2014, an increase of $51.8 million.

  Income Tax Provision

        For the nine months ended September 30, 2015, the income tax provision was $42.9 million compared with $20.7 million for the nine months ended September 30, 2014. The effective tax rate for the nine months ended September 30, 2015 was 41.5%, compared to 40.1% for the nine months ended September 30, 2014. The increase in the effective tax rate in 2015 compared to 2014 was due to legislative changes in New York and New York City in 2015.

  Net Income

        As a result of the items above, net income for the nine months ended September 30, 2015 was $60.5 million, or 21.2% of revenues less cost of revenues, compared to $30.9 million, or 13.8% of revenues less cost of revenues, for the nine months ended September 30, 2014, an increase of $29.6 million.

Segment Operating Results

        The following summarizes our total revenues by segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2015	2014		2015	2014
	(in millions)
U.S. Equities	$1,034.6	$870.2	18.9%	77.6%	84.9%
European Equities	90.1	72.5	24.3%	6.7%	7.1%
U.S. Options	187.3	81.7	129.3%	14.0%	8.0%
Global FX	23.2	—	*	1.7%	—

Total revenues	$1,335.2	$1,024.4	30.3%	100.0%	100.0%

        The following summarizes our revenues less cost of revenues by segment:

				Percentage of Revenues Less Cost of Revenue
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2015	2014		2015	2014
	(in millions)
U.S. Equities	$193.8	$162.8	19.0%	67.8%	72.7%
European Equities	50.9	49.2	3.5%	17.8%	22.0%
U.S. Options	17.9	11.8	51.7%	6.3%	5.3%
Global FX	23.2	—	*	8.1%	—

Revenues less cost of revenues	$285.8	$223.8	27.7	100.0%	100.0%

  U.S. Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Equities segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2015	2014		2015	2014
	(in millions, except percentages and as noted below)
Revenues:
Transaction fees	$699.5	$575.5	21.5%	52.5%	56.2%
Regulatory transaction fees	202.4	184.5	9.7%	15.2%	18.0%
Market data fees	86.7	71.8	20.8%	6.5%	7.0%
Port fees and other	46.0	38.4	19.8%	3.4%	3.7%

Total revenues	1,034.6	870.2	18.9%	77.6%	84.9%
Cost of revenues:
Liquidity payments	605.0	488.5	23.8%	45.3%	47.7%
Section 31 fees	202.4	184.5	9.7%	15.2%	18.0%
Routing and clearing payments	33.4	34.4	(2.9)%	2.5%	3.4%

Total cost of revenues	840.8	707.4	18.9%	63.0%	69.1%

Revenues less cost of revenues	193.8	162.8	19.0%	14.5%	15.8%
Operating expenses	86.9	104.4	(16.8)%	6.5%	10.2%

Operating income	$106.9	$58.4	83.0%	8.0%	5.6%

EBITDA(1)	$120.8	$72.9	65.7%	9.0%	7.1%
EBITDA margin(2)	62.3%	44.8%	*	*	*
Normalized EBITDA(1)	$120.8	$87.5	38.1%	9.0%	8.5%
Normalized EBITDA margin(2)	62.3%	53.7%	*	*	*
Non-transaction net revenue as percentage of net revenue	68.5%	67.7%	*	*	*
Market ADV	6,864.8	6,214.0	10.5%	*	*
BATS ETPs (in millions of shares)	361.7	246.3	46.9%	*	*
BATS ETPs: launches (number of launches)	7	2	250.0%	*	*
BATS ETPs: listings (number of listings)	33	23	43.5%	*	*
Market share	21.1%	18.9%	*	*	*
Net capture per one hundred touched shares	$0.021	$0.022	(4.5)%	*	*

*
Not meaningful

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt and other significant one-time items not expected to be recurring, such as debt restructuring costs and foreign currency gains. Pro Forma EBITDA is defined as EBITDA before recent acquisition costs, had the recent acquisitions been completed on January 1, 2014. EBITDA, Normalized EBITDA and Pro Forma EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA, Normalized EBITDA and Pro Forma EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA, Normalized EBITDA and Pro Forma EBITDA differently than we do. EBITDA, Normalized EBITDA and Pro Forma EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Nine Months Ended September 30,
	2015						2014
	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
	(in millions)
Net income (loss)	$106.4	$26.8	$7.2	$(3.6)	$(76.3)	$60.5	$43.2	$22.7	$5.7	$(40.7)	$30.9
Interest	—	(0.1)	—	—	34.3	34.2	—	(0.1)	—	20.4	20.3
Income tax provision (benefit)	0.6	—	—	—	42.3	42.9	15.5	—	—	5.2	20.7
Depreciation and amortization	13.8	6.2	1.4	7.1	—	28.5	14.2	6.0	0.7	—	20.9

EBITDA	120.8	32.9	8.6	3.5	0.3	166.1	72.9	28.6	6.4	(15.1)	92.8
Acquisition-related costs	—	—	—	6.4	—	6.4	14.6	—	—	—	14.6
IPO costs	—	—	—	—	0.5	0.5	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	13.6	13.6
Other one-time items	—	—	—	—	(0.5)	(0.5)	—	—	—	—	—

Normalized EBITDA	$120.8	$32.9	$8.6	$9.9	$0.3	$172.5	$87.5	$28.6	$6.4	$(1.5)	$121.0

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues while Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the nine months ended September 30, 2015, U.S. Equities operating income increased $48.5 million, to $106.9 million. The increase in revenues less cost of revenues is driven by an additional month of Direct Edge activity in 2015 compared to 2014 and a 10.5% increase in market ADV from 2014 to 2015. The decrease in operating expenses is driven by a decrease in compensation due to the severance and retention related to the Direct Edge Acquisition recorded in 2014 offset by accelerations of expense in 2015 of $6.0 million for legacy Direct Edge servers and $4.1 million for legacy Direct Edge data center space.

  European Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our European Equities segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2015	2014		2015	2014
	(in millions except for percentages and exchange rates)
Revenues	$90.1	$72.5	24.3%	6.7%	7.1%
Cost of revenues	39.2	23.3	68.2%	2.9%	2.3%

Revenues less cost of revenues	50.9	49.2	3.5%	3.8%	4.8%
Operating expenses	25.1	27.3	(8.1)%	1.9%	2.7%

Operating income	$25.8	$21.9	17.8%	1.9%	2.1%

EBITDA(1)	$32.9	$28.6	15.0%
EBITDA margin(2)	64.6%	58.1%	*	*	*
Normalized EBITDA(1)	$32.9	$28.6	15.0%
Normalized EBITDA margin(2)	64.6%	58.1%	*	*	*
Market ADNV	€52,394.2	€38,124.1	37.4%	*	*
Market share	24.2%	21.3%	*	*	*
Net capture per matched notional value (in basis points)	0.132	0.164	(19.5)%	*	*
Average British pound/U.S. dollar exchange rate	$1.5322	$1.6691	(8.2)%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        To illustrate the growth without the effect of the exchange rates in our European Equities segment the following table shows revenues, cost of revenues, operating expenses and operating loss for our European Equities segment in British pounds:

	Nine Months Ended September 30,
			Percent Change
	2015	2014
	(in millions)
Revenues	£58.8	£43.5	35.2%
Cost of revenues	25.6	13.9	84.2%

Revenues less cost of revenues	33.2	29.6	12.2%
Operating expenses	16.4	16.4	—

Operating income	£16.8	£13.2	27.3%

EBITDA(1)	£21.5	£17.2	25.0%
Normalized EBITDA(1)	£21.5	£17.2	25.0%

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Nine Months Ended September 30,
			Percent Change
	2015	2014
	(in millions)
Net income (loss)	£17.4	£13.6	27.9%
Interest	—	—	—
Income tax provision (benefit)	—	—	—
Depreciation and amortization	4.1	3.6	13.9%

EBITDA	21.5	17.2	25.0%
Acquisition-related costs	—	—	—
IPO costs	—	—	—
Loss on extinguishment of debt	—	—	—
Other one-time items	—	—	—

Normalized EBITDA	£21.5	£17.2	25.0%

        For the nine months ended September 30, 2015, the European Equities segment's operating income increased $3.9 million to $25.8 million compared to the nine months ended September 30, 2014. This was driven by a 37.4% increase in market ADNV offset by a 19.5% decrease in net capture and an 8.2% decline in the average British pound/U.S. dollar exchange rate. Operating expenses decreased $2.2 million driven by the $1.5 million VAT credit received in second quarter 2015 and the $0.3 million VAT credit received in the third quarter 2015.

  U.S. Options

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Options segment:

				Percentage of Total Revenues
	Nine Months Ended September 30,			Nine Months Ended September 30,
			Percent Change
	2015	2014		2015	2014
	(in millions)
Revenues:
Transaction fees	$172.3	$74.3	131.9%	12.9%	7.2%
Regulatory transaction fees	4.6	2.0	130.0%	0.3%	0.2%
Market data fees	5.7	2.8	103.6%	0.4%	0.3%
Other	4.7	2.6	80.8%	0.4%	0.3%

Total revenues	187.3	81.7	129.3%	14.0%	8.0%
Cost of revenues:
Liquidity payments	161.6	66.8	141.9%	12.1%	6.5%
Section 31 fees	4.6	2.0	130.0%	0.3%	0.2%
Routing and clearing payments	3.2	1.1	190.9%	0.3%	0.1%

Total cost of revenues	169.4	69.9	142.3%	12.7%	6.8%

Revenues less cost of revenues	17.9	11.8	51.7%	1.3%	1.2%
Operating expenses	10.7	6.1	75.4%	0.8%	0.6%

Operating income	$7.2	$5.7	26.3%	0.5%	0.6%

EBITDA(1)	$8.6	$6.4	34.4%	0.6%	0.6%
EBITDA margin(2)	48.0%	54.2%	*	*	*
Normalized EBITDA(1)	$8.6	$6.4	34.4%	0.6%	0.6%
Normalized EBITDA margin(2)	48.0%	54.2%	*	*	*
Market ADV (in thousands of contracts)	16,271.1	16,281.5	(0.1)%	*	*
Market share	9.9%	4.2%	*	*	*
Net capture per touched contract	$0.024	$0.049	(51.0)%	*	*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the nine months ended September 30, 2015, the U.S. Options segment's operating income increased $1.5 million to $7.2 million compared to the nine months ended September 30, 2014. Revenues less cost of revenues increased $6.1 million primarily driven by increased market share, from 4.2% in 2014 to 9.9% in 2015. Operating expenses increased $4.6 million driven by increases in compensation due to the preparation of the second Options book (EDGX Options) launched in the November 2015.

  Global FX

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our Global FX segment:

						Percentage of Total Revenues
	Nine Months Ended September 30,					Nine Months Ended September 30,
				Percent Change
	2015	2014				2015	2014
	(in millions, except as noted below)
Revenues	$23.2	—			*	1.7%		*
Cost of revenues	—	—		—		—		*

Revenues less cost of revenues	23.2	—			*	1.7%		*
Operating expenses	27.2	—			*	2.0%		*

Operating loss	$(4.0)	—			*	(0.3)%		*

EBITDA(1)	$3.5	—			*	0.3%		*
EBITDA margin(2)	15.1%	—			*	*		*
Normalized EBITDA(1)	$9.9	—			*	0.7%		*
Normalized EBITDA margin(2)	42.7%	—			*	*		*
ADNV (in billions)	$27.8		*		*	*		*
Net capture per one million dollars traded	$3.01		*		*	*		*

*
Not meaningful

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the nine months ended September 30, 2015, the Global FX segment's operating loss was $4.0 million. This was driven by the BATS Hotspot Acquisition in March 2015 and the amortization on the intangible assets acquired.

Comparison of Years Ended December 31, 2014 and 2013

  Overview

        The following summarizes changes in financial performance for the year ended December 31, 2014, compared to the year ended December 31, 2013:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions, except percentages and items noted below)
Total revenues	$1,458.2	$841.5	$616.7	73.3%
Total cost of revenues	1,150.7	644.7	506.0	78.5%

Revenues less cost of revenues	307.5	196.8	110.7	56.3%
Total operating expenses	187.9	95.2	92.7	97.4%

Operating income	119.6	101.6	18.0	17.7%

Interest and investment income	(27.3)	(25.8)	(1.5)	5.8%
Other income (expenses)	(12.0)	(0.2)	(11.8)	*

Income before income tax provision	80.3	75.6	4.7	6.2%
Income tax provision	31.1	28.8	2.3	8.0%

Net income	$49.2	$46.8	$2.4	5.1%

EBITDA(1)	$136.0	$116.6	$19.4	16.6%

EBITDA margin(2)	44.2%	59.2%
Normalized EBITDA(1)	$168.1	$124.1	$44.0	35.5%
Normalized EBITDA margin(2)	54.7%	63.1%
Total market ADV:
U.S. Equities (in millions of shares)	6,414.2	6,187.0	227.2	3.7%
BATS ETPs (in millions of shares)	268.7	264.2	4.5	1.7%
BATS ETPs: launches (number of launches)	5	6	(1)	(16.7)%
BATS ETPs: listings (number of listings)	28	23	5	21.7%
European Equities (in millions of ADNV)	€39,659.3	€32,613.6	€7,045.7	21.6%
U.S. Options (in thousands of contracts)	16,586.3	15,934.2	652.1	4.1%
Market share:
U.S. Equities	19.4%	10.4%
ETPs	22.2%	22.9%	(0.7)%	*
ETPs: launches	2.5%	3.9%	(1.4)%	*
ETPs: listings	1.7%	1.5%	0.2%	*
European Equities	21.6%	23.1%
U.S. Options	4.8%	3.7%
Maker-taker exchanges(3)	4.7%	3.7%	1.0%	*
Net capture:
U.S. Equities (net capture per one hundred touched shares)	$0.022	$0.024	$(0.002)	(8.3)%
European Equities (net capture per matched notional value in basis points)	0.162	0.167	(0.005)	(3.0)%
U.S. Options (net capture per touched contract)	$0.046	$0.058	$(0.012)	(20.7)%

*
Not meaningful

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, loss on extinguishment of debt, IPO costs and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2014	2013
	(in millions)
Net income	$49.2	$46.8
Interest	27.3	25.8
Income tax provision	31.1	28.8
Depreciation and amortization	28.4	15.2

EBITDA	136.0	116.6
Acquisition-related costs	18.5	5.2
Loss on extinguishment of debt	13.6	—
IPO costs	—	0.6
Other one-time items	—	1.7

Normalized EBITDA	$168.1	$124.1

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

(3)
Maker-taker exchanges are defined as BZX, NASDAQ Options Market, ISE Gemini and C2 Options Exchange.

  Revenues

        Total revenues for the year ended December 31, 2014 were $1,458.2 million, an increase of $616.7 million, or 73.3%, compared to the year ended December 31, 2013, driven primarily by the acquisition of Direct Edge in January 2014. The following summarizes changes in revenues for the year ended December 31, 2014, compared to the year ended December 31, 2013:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions)
Transaction fees	$1,009.9	$612.8	$397.1	64.8%
Regulatory transaction fees	272.0	127.4	144.6	113.5%
Market data fees	110.3	59.4	50.9	85.7%
Port fees and other	66.0	41.9	24.1	57.5%

Total revenues	$1,458.2	$841.5	$616.7	73.3%

  Transaction Fees

        Transaction fees increased $397.1 million, or 64.8%, to $1,009.9 million for the year ended December 31, 2014, representing 69.3% of total revenues, compared with $612.8 million for the prior-year period, or 72.8% of total revenues. This increase in transaction fees was driven by a 3.7% increase in U.S. equities market ADV and the Direct Edge Acquisition resulting in a market share increase from 10.4% in 2013 to 19.4% in 2014, which combined added $348.9 million in transaction fees. European Equities transaction fees increased $8.4 million in 2014 as European equities market ADNV increased 21.6% over 2013, offset by a decrease in market share from 23.1% in 2013 to 21.6% in 2014. U.S. Options transaction fees increased $30.8 million due to an increase in transaction fees per touched contract from $0.547 for 2013 to $0.563 for 2014 and a market share increase from 3.7% in 2013 to 4.8% in 2014.

  Regulatory Transaction Fees

        Regulatory transaction fees increased $144.6 million, or 113.5%, to $272.0 million for the year ended December 31, 2014, representing 18.7% of total revenues, compared with $127.4 million for the prior-year period, or 15.1% of total revenues. This increase was driven by the Direct Edge Acquisition, which contributed $113.5 million to the increase. The remaining increase was driven by a Section 31 rate increase. The SEC periodically adjusts the assessment rate, which affects the amount of fees that are passed through to members by national securities exchanges. During the first quarter 2014, the rate increased from $17.40 per million dollars traded to $22.10 per million dollars traded.

  Market Data Fees

        Market data fees increased $50.9 million, or 85.7%, to $110.3 million for the year ended December 31, 2014, representing 7.6% of total revenues, compared with $59.4 million for the prior-year period, or 7.1% of total revenues. This increase was primarily driven by our increase in market share from 10.4% in 2013 to 19.4% in 2014 due to the Direct Edge Acquisition, which added $44.3 million to the 2014 results and proprietary market data fees as a result of BZX and BYX equity exchanges beginning to charge for proprietary market data in the third quarter 2014 and inclusion of EDGX and EDGA proprietary market data revenue as of the date of the Direct Edge Acquisition.

  Port Fees and Other

        Other revenues increased $24.1 million, or 57.5%, to $66.0 million for the year ended December 31, 2014, compared with $41.9 million for the year ended December 31, 2013. This increase is primarily due to the Direct Edge Acquisition, which contributed $22.7 million to the 2014 results. The remaining increase is primarily driven by European Equities as it began charging for certain ports in the third quarter of 2013.

  Cost of Revenues

        Cost of revenues increased $506.0 million, or 78.5%, to $1,150.7 million for the year ended December 31, 2014 from $644.7 million for the year ended December 31, 2013, driven primarily by the Direct Edge Acquisition and a change to the Section 31 rate in 2014. The following summarizes changes in cost of revenues for the year ended December 31, 2014 compared to the prior-year period:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions)
Liquidity payments	$831.4	$474.7	$356.7	75.1%
Section 31 fees	272.0	127.4	144.6	113.5%
Routing and clearing	47.3	42.6	4.7	11.0%

Total	$1,150.7	$644.7	$506.0	78.5%

  Liquidity Payments

        Liquidity payments increased $356.7 million, or 75.1%, to $831.4 million for the year ended December 31, 2014, representing 57.0% of total revenues, compared with $474.7 million for the prior-year period, or 56.4% of total revenues. This increase was primarily driven by the Direct Edge Acquisition, which added $281.8 million to the 2014 results. In addition, BYX liquidity payments increased $57.3 million over 2013 due to pricing changes in the second quarter 2014 and increased market share from 2.0% in 2013 to 3.1% in 2014. European Equities liquidity payments increased $3.8 million, driven by a 21.6% increase in European equities market ADNV. Finally, U.S. Options liquidity payments increased $30.0 million, driven by a pricing increase and more members receiving higher rebates for achieving volume tiers.

  Section 31 Fees

        Section 31 fees increased $144.6 million, or 113.5%, to $272.0 million for the year ended December 31, 2014, representing 18.7% of total revenues, compared with $127.4 million for the prior-year period, or 15.1% of total revenues for the reasons stated previously under "—Components of Revenues—Regulatory Transaction Fees."

  Routing and Clearing

        Routing and clearing fees increased $4.7 million, or 11.0%, to $47.3 million for the year ended December 31, 2014, representing 3.2% of total revenues, compared with $42.6 million for the prior-year period, or 5.1% of total revenues. This increase was primarily driven by the increase in routed transactions as a result of the Direct Edge Acquisition offset by a decrease in U.S. Equities fees per 100 routed shares from $0.252 for the year ended December 31, 2013 to $0.181 per routed shares for the year ended December 31, 2014 as pricing changes were made in the second quarter of 2014.

  Revenues Less Cost of Revenues

        Revenues less cost of revenues increased to $307.5 million in the year ended December 31, 2014 compared to $196.8 million for the year ended December 31, 2013, an increase of 56.3% primarily as a result of the Direct Edge Acquisition. The following summarizes the components of revenues less cost of revenues in 2014, presented as a percentage of revenues less cost of revenues and compared to the prior-year period:

				Percentage of Revenues Less Cost of Revenues
	Year Ended December 31,
			Percent Change
	2014	2013		2014	2013
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$131.2	$95.5	37.4%	42.7%	48.5%
Market data fees	110.3	59.4	85.7%	35.9%	30.2%
Regulatory transaction fees less Section 31 fees	—	—	—	—	—
Port fees and other revenues less other cost of revenues	66.0	41.9	57.5%	21.4%	21.3%

Revenues less cost of revenues	$307.5	$196.8	56.3%	100.0%	100.0%

  Fluctuations in Revenues Less Cost of Revenues

        Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and our share of those volumes, while net capture variances are driven by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues for the year ended December 31, 2013 to December 31, 2014 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$11.2	10.1%
Market share	76.1	68.7%
Net capture	(10.0)	(9.0)%
Routing volume	2.1	1.9%
Other	31.3	28.3%

Revenues less cost of revenues	$110.7	100.0%

  Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

        Transaction fees less liquidity payments and routing and clearing costs increased $35.7 million, or 37.4%, to $131.2 million for the year ended December 31, 2014, representing 42.7% of revenues less cost of revenues, compared with $95.5 million for the prior-year period, or 48.5% of revenues less cost of revenues. The increase was primarily due to an increase of $30.6 million in U.S. Equities and $4.5 million in European Equities. U.S. Equities market share increased from 10.4% in 2013 to 19.4% in 2014 as a result of the Direct Edge Acquisition along with U.S. equities market ADV increasing by 3.7% over the prior year. European Equities increased as a result of an increase in European equities market ADNV of 21.6% for 2014 over the prior year.

  Market Data Fees

        Market data fees increased $50.9 million, or 85.7%, to $110.3 million for the year ended December 31, 2014, representing 35.9% of revenues less cost of revenues, compared with $59.4 million for the prior-year period, or 30.2% of revenues less cost of revenues. For purposes of calculating these percentages, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This increase was largely driven by U.S. Equities market share as it increased from 10.4% in 2013 to 19.4% in 2014 as a result of the Direct Edge Acquisition thus increasing our share of the U.S. tape plan market data revenue. Also contributing to the increase was a $7.5 million increase in proprietary market data driven by the Direct Edge Acquisition, which added $3.2 million in 2014, and BZX and BYX charging for proprietary market data in third quarter 2013 that contributed $3.0 million to the increase in 2014.

  Port Fees and Other Revenues Less Other Cost of Revenues

        Port fees and other revenues less other cost of revenues increased to $66.0 million for the year ended December 31, 2014, representing 21.4% of revenues less cost of revenues, compared with $41.9 million for the prior-year period, or 21.3% of revenues less cost of revenues. This increase is due to the acquisition of Direct Edge, which added $22.7 million in 2014. The remaining increase was driven by European Equities charging for Spin and GAP ports in the third quarter of 2013.

  Operating Expenses

        Total operating expenses increased $92.7 million, or 97.4%, to $187.9 million for the year ended December 31, 2014, compared with $95.2 million for the year ended December 31, 2013. The increase was primarily due to the acquisition of Direct Edge. The following summarizes changes in operating expenses for the year ended December 31, 2014, compared to the prior-year period:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2014	2013
	(in millions)
Operating expenses:
Compensation and benefits	$87.0	$41.5	$45.5	109.6%
Depreciation and amortization	28.4	15.2	13.2	86.8%
Systems and data communication	23.5	9.6	13.9	144.8%
Occupancy	4.2	1.9	2.3	121.1%
Professional and contract services	6.5	8.1	(1.6)	(19.8)%
Regulatory costs	12.1	5.4	6.7	124.1%
Impairment of assets	—	3.5	(3.5)	(100.0)%
General and administrative	26.2	10.0	16.2	162.0%

Total operating expenses	$187.9	$95.2	$92.7	97.4%

  Compensation and Benefits

        Compensation and benefits increased by $45.5 million, or 109.6%, to $87.0 million for the year ended December 31, 2014, representing 6.0% of total revenues, compared with $41.5 million for the prior-year period, or 4.9% of total revenues. This increase was primarily driven by the acquisition of Direct Edge, which added 132 employees at the time of acquisition and $41.0 million in expense in 2014. During 2014, severance and retention expense related to the Direct Edge Acquisition was $16.7 million. The remaining increase was due to increased non-acquisition-related net headcount, along with an annual merit increase of approximately 5% effective in the fourth quarter of 2014 and 2013, respectively.

  Depreciation and Amortization

        Depreciation and amortization increased by $13.2 million, or 86.8%, to $28.4 million for the year ended December 31, 2014, compared with $15.2 million for the year ended December 31, 2013, primarily reflecting the added tangible and intangible assets acquired as a result of the Direct Edge Acquisition that contributed $16.0 million in depreciation and amortization in 2014. This was offset by an impairment charge in 2013 of $3.5 million of the strategic alliance intangible asset acquired in the Chi-X Europe acquisition in 2011.

  Systems and Data Communication

        Systems and data communication costs increased by $13.9 million, or 144.8%, to $23.5 million for the year ended December 31, 2014, compared with $9.6 million for the year ended December 31, 2013. The increase was primarily due to the acquisition of Direct Edge as a result of increased data center space in New Jersey and Illinois.

  Occupancy

        Occupancy expenses increased by $2.3 million, or 121.1%, to $4.2 million for the year ended December 31, 2014, compared with $1.9 million for the year ended December 31, 2013, as a result of the lease assumed in New Jersey related to the Direct Edge Acquisition.

  Professional and Contract Services

        Professional and contract services fees decreased by $1.6 million, or 19.8%, to $6.5 million for the year ended December 31, 2014, compared with $8.1 million for the prior-year period. The decrease was primarily due to professional fees incurred in 2013 and 2014 related to the Direct Edge Acquisition.

  Regulatory Costs

        Regulatory costs increased by $6.7 million, or 124.1%, to $12.1 million for the year ended December 31, 2014, compared with $5.4 million for the year ended December 31, 2013. The increase was primarily due to the Direct Edge Acquisition and transition costs associated with a change in regulatory service providers during 2014.

  Impairment of Assets

        Impairment of assets decreased $3.5 million for the year ended December 31, 2014, compared with $3.5 million for the year ended December 31, 2013. In December 2013, we wrote off an intangible asset acquired with the Chi-X Europe acquisition as we determined not to use the asset going forward.

  General and Administrative

        General and administrative expenses increased by $16.2 million, or 162.0%, to $26.2 million for the year ended December 31, 2014, compared with $10.0 million for the prior-year period. This increase was primarily due to the acquisition of Direct Edge. Direct Edge leased its data center equipment and used independent contractors significantly more than the legacy BATS operations.

  Operating Income

        As a result of the items above, operating income for the year ended December 31, 2014 was $119.6 million, or 38.9% of revenues less cost of revenues, compared to $101.6 million, or 51.6% of revenues less cost of revenues, for the year ended December 31, 2013, an increase of $18.0 million, or 17.7%.

  Interest and Investment Expense

        Interest and investment expense increased by $1.5 million to $27.3 million for the year ended December 31, 2014, compared with $25.8 million for the prior-year period. This decrease was primarily due to the additional debt issued in January 2014.

  Other Income (Expense)

        Other expenses increased by $11.8 million to $12.0 million for the year ended December 31, 2014, compared with $0.2 million for the prior-year period, primarily driven by the $13.6 million loss on extinguishment of debt recorded in connection with the debt issued in January 2014. This was offset by the equity earnings of the EuroCCP investment of $1.1 million.

  Income Before Income Tax Provision

        As a result of the above, income before income tax provision for the year ended December 31, 2014 was $80.3 million compared to $75.6 million in the year ended December 31, 2013, an increase of $4.7 million.

  Income Tax Provision

        For the year ended December 31, 2014, the income tax provision was $31.1 million compared with $28.8 million for the year ended December 31, 2013. Our income tax provision increased due to increased earnings before income tax. The effective tax rate for the year ended December 31, 2014 was 38.7%, compared to 38.1% for the year ended December 31, 2013. The increase was due to a discrete benefit recognized in 2013 associated with the release of income tax reserves.

  Net Income

        As a result of the items above, net income for the year ended December 31, 2014 was $49.2 million, or 16.0% of revenues less cost of revenues, compared to $46.8 million, or 23.8% of revenues less cost of revenues, in the year ended December 31, 2013, an increase of $2.4 million.

Segment Operating Results

        The following summarizes our total revenues by segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions)
U.S. Equities	$1,234.5	$662.8	86.3%	84.7%	78.8%
European Equities	99.1	86.4	14.7%	6.8%	10.3%
U.S. Options	124.6	92.3	35.0%	8.5%	10.9%

Total revenues	$1,458.2	$841.5	73.3%	100.0%	100.0%

        The following summarizes our revenues less cost of revenues by segment:

	Year Ended December 31,			Percentage of Revenues Less Cost of Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions)
U.S. Equities	$224.3	$123.9	81.0%	72.9%	62.9%
European Equities	66.4	57.6	15.3%	21.6%	29.3%
U.S. Options	16.8	15.3	9.8%	5.5%	7.8%

Revenues less cost of revenues	$307.5	$196.8	56.3%	100.0%	100.0%

  U.S. Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Equities segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2014	2013		2014	2013
	(in millions, except percentages and as noted below)
Revenues:
Transaction fees	$816.2	$458.3	78.1%	56.0%	54.5%
Regulatory transaction fees	268.7	124.7	115.5%	18.5%	14.8%
Market data fees	97.6	48.5	101.2%	6.7%	5.8%
Port fees and other	52.0	31.3	66.1%	3.5%	3.7%

Total revenues	1,234.5	662.8	86.3%	84.7%	78.8%
Cost of revenues:
Liquidity payments	695.8	372.8	86.6%	47.7%	44.3%
Section 31 fees	268.7	124.7	115.5%	18.5%	14.8%
Routing and clearing payments	45.7	41.4	10.4%	3.1%	4.9%

Total cost of revenues	1,010.2	538.9	87.5%	69.3%	64.0%

Revenues less cost of revenues	224.3	123.9	81.0%	15.4%	14.8%
Operating expenses	141.3	46.6	203.2%	9.7%	5.5%

Operating income	$83.0	$77.3	7.4%	5.7%	9.3%

EBITDA(1)	$103.4	$81.7	26.6%	7.1%	9.7%
EBITDA margin(2)	46.1%	65.9%	*	*	*
Normalized EBITDA(1)	$121.9	$85.0	43.4%	8.4%	10.1%
Normalized EBITDA margin(2)	54.3%	68.6%	*
Market ADV:	6,414.2	6,187.0	3.7%	*	*
BATS ETPs (in millions of shares)	268.7	264.2	1.7%	*	*
BATS ETPs: launches (number of launches)	5	6	(16.7)%	*	*
BATS ETPs: listings (number of listings)	28	23	21.7%	*	*
Market share	19.4%	10.4%	*	*	*
Net capture per one hundred touched shares	$0.022	$0.024	(8.3)%	*	*

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA, Normalized EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2014					2013
	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
	(in millions)
Net income (loss)	$40.2	$37.7	$8.3	$(37.0)	$49.2	$45.1	$11.9	$8.4	$(18.6)	$46.8
Interest	—	(0.1)	—	27.4	27.3	—	(0.1)	—	25.9	25.8
Income tax provision (benefit)	43.3	(6.1)	—	(6.1)	31.1	32.2	5.4	—	(8.8)	28.8
Depreciation and amortization	19.9	7.6	0.9	—	28.4	4.4	9.9	0.9	—	15.2

EBITDA	103.4	39.1	9.2	(15.7)	136.0	81.7	27.1	9.3	(1.5)	116.6
Acquisition-related costs	18.5	—	—	—	18.5	4.4	0.8	—	—	5.2
IPO costs	—	—	—	—	—	0.6	—	—	—	0.6
Loss on extinguishment of debt	—	—	—	13.6	13.6	—	—	—	—	—
Other one-time items	—	—	—	—	—	(1.7)	3.4	—	—	1.7

Normalized EBITDA	$121.9	$39.1	$9.2	$(2.1)	$168.1	$85.0	$31.3	$9.3	$(1.5)	$124.1

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2014, U.S. Equities operating income increased $5.7 million to $83.0 million. This was driven by the Direct Edge Acquisition.

  European Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our European Equities segment:

				Percentage of Total Revenues
	Year Ended December 31,
			Percent Change
	2014	2013		2014	2013
	(in millions)
Revenues	$99.1	$86.4	14.7%	6.8%	10.3%
Cost of revenues	32.7	28.8	13.5%	2.2%	3.4%

Revenues less cost of revenues	66.4	57.6	15.3%	4.6%	6.9%
Operating expenses	36.0	40.2	(10.4)%	2.5%	4.8%

Operating income	$30.4	$17.4	74.7%	2.1%	2.1%

EBITDA(1)	$39.1	$27.1	44.3%	2.7%	3.2%
EBITDA margin(2)	58.9%	47.0%	*	*	*
Normalized EBITDA(1)	$39.1	$31.3	24.9%	2.7%	3.7%
Normalized EBITDA margin(2)	58.9%	54.3%	*	*	*
Market ADNV	€39,659.3	€32,613.6	21.6%	*	*
Market share	21.6%	23.1%	*	*	*
Net capture per matched notional value (in basis points)	0.162	0.167	(3.0)%	*	*
Average British pound/U.S. dollar exchange rate	$1.6476	$1.5643	5.3%	*	*

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        To illustrate the growth without the effect of the exchange rates in our European Equities segment the following table summarizes revenues, cost of revenues, operating expenses and operating income for our European Equities segment in British pounds:

	Year Ended December 31,
			Percent Change
	2014	2013
	(in millions)
Revenues	£60.2	£55.2	9.1%
Cost of revenues	19.9	18.4	8.2%

Revenues less cost of revenues	40.3	36.8	9.5%
Operating expenses	21.8	25.5	(14.5)%

Operating income	£18.5	£11.3	63.7%

EBITDA(1)	£23.8	£17.4	36.8%
Normalized EBITDA(1)	£23.8	£20.2	17.8%

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Year Ended December 31,
			Percent Change
	2014	2013
Net income (loss)	£19.2	£11.1	73.0%
Interest	—	—	*
Income tax provision (benefit)	—	—	*
Depreciation and amortization	4.6	6.3	(27.0)%

EBITDA	23.8	17.4	36.8%
Acquisition-related costs	—	0.5	(100.0)%
IPO costs	—	—	*
Loss on extinguishment of debt	—	—	*
Other one-time items	—	2.3	(100.0)%

Normalized EBITDA	£23.8	£20.2	17.8%

        For the year ended December 31, 2014, European Equities operating income increased $13.0 million to $30.4 million. This increase was driven by a 21.6% increase in market ADNV, pricing changes to port fees and increased market data revenue. Also included in the increase was the $1.1 million of equity in earnings from the EuroCCP investment added in 2014.

  U.S. Options

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Options segment:

				Percentage of Total Revenues
	Year Ended December 31,
			Percent Change
	2014	2013		2014	2013
	(in millions and as noted below)
Revenues:
Transaction fees	$113.8	$83.0	37.1%	7.8%	9.8%
Regulatory transaction fees	3.3	2.7	22.2%	0.2%	0.3%
Market data fees	4.0	3.7	8.1%	0.3%	0.4%
Port fees and other	3.5	2.9	20.7%	0.2%	0.4%

Total revenues	124.6	92.3	35.0%	8.5%	10.9%
Cost of revenues:
Liquidity payments	103.0	73.1	40.9%	7.1%	8.7%
Section 31 fees	3.3	2.7	22.2%	0.2%	0.3%
Routing and clearing payments	1.5	1.2	25.0%	0.1%	0.2%

Total cost of revenues	107.8	77.0	40.0%	7.4%	9.2%

Revenues less cost of revenues	16.8	15.3	9.8%	1.1%	1.7%
Operating expenses	8.5	6.9	23.2%	0.6%	0.8%

Operating income	$8.3	$8.4	(1.2)%	0.5%	0.9%

EBITDA(1)	$9.2	$9.3	—	0.6%	1.1%
EBITDA margin(2)	54.8%	60.8%	*	*	*
Normalized EBITDA(1)	$9.2	$9.3	—	0.6%	1.1%
Normalized EBITDA margin(2)	54.8%	60.8%	*	*	*
Market ADV (in thousands of contracts)	16,586.3	15,934.2	4.1%	*	*
Market share	4.8%	3.7%	*	*	*
Net capture per touched contract	$0.046	$0.058	(20.7)%	*	*

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net loss to EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2014, U.S. Options operating income was flat, decreasing $0.1 million to $8.3 million. Net revenue increased $1.5 million, primarily driven by increased market share, from 3.7% in 2013 to 4.8% in 2014. However, operating expenses increased $1.6 million, driven by increases in regulatory fees based on a new RSA and an increase in compensation expenses.

Comparison of Years Ended December 31, 2013 and 2012

  Overview

        The following summarizes changes in financial performance for the year ended December 31, 2013, compared to the year ended December 31, 2012:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2013	2012
	(in millions, except percentages and as noted below)
Total revenues	$841.5	$884.7	$(43.2)	(4.9)%
Total cost of revenues	644.7	707.8	(63.1)	(8.9)%

Revenues less cost of revenues	196.8	176.9	19.9	11.2%
Total operating expenses	95.2	117.6	(22.4)	(19.0)%

Operating income	101.6	59.3	42.3	71.3%

Interest and investment expense	(25.8)	(0.6)	(25.2)	(4200.0)%
Other income (expenses)	(0.2)	(0.6)	0.4	66.7%
Income before income tax provision	75.6	58.1	17.5	30.1%
Income tax provision	28.8	26.5	2.3	8.7%

Net income	$46.8	$31.6	$15.2	48.1%

EBITDA(1)	$116.6	$75.7	$40.9	54.0%
EBITDA margin(2)	59.2%	42.8%
Normalized EBITDA(1)	$124.1	$101.3	$22.8	22.5%
Normalized EBITDA margin(3)	63.1%	57.3%
Total market ADV:
U.S. Equities (in millions of shares)	6,187.0	6,437.2	(250.2)	(3.9)%
BATS ETPs (in millions of shares)	264.2	244.5	19.7	8.1%
BATS ETPs: launches (number of launches)	6	17	(11)	(64.7)%
BATS ETPs: listings (number of listings)	23	17	6	35.3%
European Equities (in millions of ADNV)	€32,613.6	€30,857.6	€1,756.0	5.7%
U.S. Options (in thousands of contracts)	15,934.2	15,651.6	282.6	1.8%
Market share:
U.S. Equities	10.4%	11.9%
ETPs	22.9%	21.4%	1.5%	*
ETPs: launches	3.9%	10.4%	(6.5)%	*
ETPs: listings	1.5%	1.2%	0.3%	*
European Equities	23.1%	24.6%
U.S. Options	3.7%	3.3%
Net capture:
U.S. Equities (net capture per one hundred touched shares)	$0.024	$0.023	$0.001	4.3%
European Equities (net capture per matched notional value in basis points)	0.167	0.113	0.054	47.8%
U.S. Options (net capture per touched contract)	$0.058	$0.063	$(0.005)	(7.9)%

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before IPO costs, acquisition-related costs and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2013	2012
	(in millions)
Net income	$46.8	$31.6
Interest	25.8	0.6
Income tax provision	28.8	26.5
Depreciation and amortization	15.2	17.0

EBITDA	116.6	75.7
IPO costs	0.6	6.3
Acquisition-related costs	5.2	19.3
Other one-time items	1.7	—

Normalized EBITDA	$124.1	$101.3

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues.

(3)
Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

  Revenues

        Total revenues for the year ended December 31, 2013 were $841.5 million, a decrease of $43.2 million, or 4.9%, compared to the year ended December 31, 2012, reflecting lower overall U.S. Equities market activity and lower market share in U.S. Equities and European Equities and a decline in the Section 31 fee assessment rate. The following summarizes changes in revenues for the year ended December 31, 2013, compared to the year ended December 31, 2012:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2013	2012
	(in millions)
Transaction fees	$612.8	$645.3	$(32.5)	(5.0)%
Regulatory transaction fees	127.4	148.1	(20.7)	(14.0)%
Market data fees	59.4	60.3	(0.9)	(1.5)%
Port fees and other	41.9	31.0	10.9	35.2%

Total revenues	$841.5	$884.7	$(43.2)	(4.9)%

  Transaction Fees

        Transaction fees decreased $32.5 million, or 5.0%, to $612.8 million for the year ended December 31, 2013, representing 72.8% of total revenues, compared with $645.3 million for the prior-year period, or 72.9% of total revenues. This decrease in transaction fees was largely driven by a decrease in U.S. Equities market share from 11.9% in 2012 to 10.4% in 2013 and a decrease in

European Equities market share from 24.6% in 2012 to 23.1% in 2013. These decreases were offset by the $13.2 million increase in U.S. Options due to an increased market share from 3.3% in 2012 to 3.7% in 2013. Also contributing to U.S. Options increased transaction revenue was an increase in net capture per touched contract from $0.534 per touched contract in 2012 to $0.547 per touched contract in 2013 as a result of pricing changes in 2013.

  Regulatory Transaction Fees

        Regulatory transaction fees decreased $20.7 million, or 14.0%, to $127.4 million for the year ended December 31, 2013, representing 15.1% of total revenues, compared with $148.1 million for the prior-year period, or 16.7% of total revenues. This decrease was largely driven by a decrease in the Section 31 fee assessment rate, as established by the SEC. The SEC periodically adjusts the assessment rate, which affects the amount of fees that are passed through to members by national securities exchanges. The Section 31 rate decreased from $22.40 per million notional value traded to $17.40 per million notional value traded in May 2013. Also driving the decrease was a decline in ADV in our U.S. Equities segment by 3.9%.

  Market Data Fees

        Market data fees decreased $0.9 million, or 1.5%, to $59.4 million for the year ended December 31, 2013, representing 7.1% of total revenues, compared with $60.3 million for the prior-year period, or 6.8% of total revenues. The decrease was driven by a $7.9 million decrease in the market data revenue earned from the U.S. consolidated tape plans as a result of U.S. Equities market share decreasing from 11.9% in 2012 to 10.4% in 2013. Offsetting this decrease was the introduction of proprietary market data fees in European Equities during the fourth quarter of 2012 and proprietary market data fees in U.S. Equities in the third quarter of 2013, which contributed $7.2 million and $3.2 million in 2013, respectively.

  Port Fees and Other

        Port fees and other revenues increased $10.9 million, or 35.2%, to $41.9 million for the year ended December 31, 2013, representing 5.0% of total revenues compared with $31.0 million for the year ended December 31, 2012. This increase is due to the introduction of port fees in the third quarter of 2012 on BYX and the introduction of secondary datacenter port fees on BZX, which in total contributed $4.8 million to the increase. We also changed the port fee pricing structure in our U.S. Options segment in the second quarter 2013, resulting in an increase in revenue of $0.9 million. The European Equities segment began charging for all physical ports in the second quarter 2012, which contributed an increase of approximately $3.2 million for 2013. The remainder of the increase is due to a $1.8 million regulatory assessment recorded in 2013.

  Cost of Revenues

        Cost of revenues decreased $63.1 million, or 8.9%, to $644.7 million for the year ended December 31, 2013 from $707.8 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in rebate pricing in the European Equities segment in January 2013 and a decrease in the Section 31 rate from $22.40 per million notional value traded in 2012 to $17.40 per million notional value traded in 2013. The following summarizes changes in cost of revenues for the year ended December 31, 2013 compared to the prior-year period:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2013	2012
	(in millions)
Liquidity payments	$474.7	$508.2	$(33.5)	(6.6)%
Section 31 fees	127.4	148.1	(20.7)	(14.0)%
Routing and clearing	42.6	51.5	(8.9)	(17.3)%

Total	$644.7	$707.8	$(63.1)	(8.9)%

  Liquidity Payments

        Liquidity payments decreased $33.5 million, or 6.6%, to $474.7 million for the year ended December 31, 2013, representing 56.4% of total revenues, compared with $508.2 million for the prior-year period, or 57.4% of total revenues. The decrease was primarily due to a decrease in our U.S. Equities segment of $28.6 million due to decreased market share, down to 10.4% in 2013 from 11.9% in 2012 and an overall decrease in market volumes of 3.9%. Offsetting the decrease was an increase in U.S. Equities liquidity fees from $0.202 per 100 shares in 2012 to $0.222 per 100 shares in 2013, mainly due to volume mix between BZX and BYX and pricing changes on BZX in fourth quarter of 2013. European Equities liquidity payments decreased $17.9 million as the pricing was changed in January 2013. The liquidity rebate decreased from 0.186 basis points in 2012 to 0.112 basis points in 2013. Offsetting this decrease was a $13.0 million increase in U.S. Options liquidity payments, driven by increased market share, from 3.3% in 2012 to 3.7% in 2013 and an increase in market volumes of 1.8%.

  Section 31 Fees

        Section 31 fees decreased $20.7 million, or 14.0%, to $127.4 million for the year ended December 31, 2013, representing 15.1% of total revenues, compared with $148.1 million for the prior-year period, or 16.7% of total revenues, for the reasons stated previously under "Regulatory Transaction Fees."

  Routing and Clearing

        Routing and clearing fees decreased $8.9 million, or 17.3%, to $42.6 million for the year ended December 31, 2013, representing 5.0% of total revenues, compared with $51.5 million for the prior-year period, or 5.8% of total revenues. This decrease in routing and clearing fees was driven by a 16.0% decrease, in the total shares routed in the U.S. Equities segment, which represented 97.2% of total routing and clearing fees for the year ended December 31, 2013.

  Revenues Less Cost of Revenues

        Revenues less cost of revenues as a percentage of total revenues increased to 23.4% in the year ended December 31, 2013 compared to 20.0% for the year ended December 31, 2012, primarily as a result of the additional port fees introduced across all segments. See the discussion under "Port fees and other" above. Also contributing to the increase was increased transaction fees less liquidity payments and routing and clearing costs, as net capture increased in Europe by 47.8% due to pricing changes in the first quarter of 2013.

        The following summarizes the components of revenues less cost of revenues in 2013, presented as a percentage of revenues less cost of revenues and compared to the prior year period:

				Percentage of Revenues Less Cost of Revenues
	Year Ended December 31,
			Percent Change
	2013	2012		2013	2012
	(in millions)
Transaction fees less liquidity payments and routing and clearing costs	$95.5	$85.6	11.6%	48.5%	48.4%
Regulatory transaction fees less Section 31 fees	—	—	—	—	—
Market data fees	59.4	60.3	(1.5)%	30.2%	34.1%
Port fees and other revenues less other cost of revenues	41.9	31.0	35.2%	21.3%	17.5%

Revenues less cost of revenues	$196.8	$176.9	11.2%	100.0%	100.0%

  Fluctuations in Revenues Less Cost of Revenues

        Fluctuations in revenues less cost of revenues are driven by various factors. Volume variances are driven by changes in overall industry volume and our share of those volumes, while net capture variances are driven by pricing changes. The following summarizes the fluctuations in revenues less cost of revenues for the year ended December 31, 2012 to December 31, 2013 and attributes the fluctuations to various sources:

	Total	Percentage of Total
	(in millions)
Market volume	$0.8	4.0%
Market share	(12.6)	(63.3)%
Net capture	15.1	75.9%
Routing volume	(1.4)	(7.0)%
Other	18.0	90.4%

Revenues less cost of revenues	$19.9	100.0%

  Transaction Fees Less Liquidity Payments and Routing and Clearing Costs

        Transaction fees less liquidity payments and routing and clearing costs increased $9.9 million, or 11.6%, to $95.5 million for the year ended December 31, 2013, representing 48.5% of revenues less cost of revenues, compared with $85.6 million for the prior-year period, or 48.4% of revenues less cost of revenues. The increase was primarily due to an increased net capture per matched notional value from 0.113 basis points during 2012 to 0.167 basis points in 2013 as a result of pricing changes made in the January 2013 in the European Equities segment that added $13.4 million to net revenue. In addition, net capture per one hundred touched shares in U.S. Equities increased 4.3% to $0.024 in 2013 from $0.023 in 2012, contributing $2.6 million to revenues less cost of revenues. However, U.S. Equities and European Equities market share dropped, from 11.9% in 2012 to 10.4% in 2013 for U.S. Equities and from 24.6% in 2012 to 23.1% in 2013 for European Equities, which offset transaction fee net revenue by $6.9 million. Lower market volumes in U.S. Equities also decreased net transaction revenue by $1.3 million, while higher market volumes in European Equities increased net transaction revenue by $1.9 million. In the U.S. Options segment, market share increased from 3.3% in 2012 to 3.7% in 2013, adding $1.2 million to net revenue, while net capture fell from $0.063 per touched contract in 2012 to $0.058 per touched contract in 2013, decreasing net transaction fees by $0.8 million.

  Market Data Fees

        Market data fees decreased $0.9 million, or 1.5%, to $59.4 million for the year ended December 31, 2013, representing 30.2% of revenues less cost of revenues, compared with $60.3 million for the prior-year period, or 34.1% of revenues less cost of revenues. For purposes of calculating these percentages, we have not attributed any incremental costs associated with providing trading and quoting information to the U.S. tape plans. This decrease was largely driven by the decrease in our U.S. Equities market share from 11.9% in 2012 to 10.4% in 2013. Offsetting the decline in market share was the introduction of proprietary market data fees in Europe and the U.S. in the fourth quarter 2012 and third quarter 2013, respectively.

  Port Fees and Other Revenues Less Other Cost of Revenues

        Port fees and other revenues less other cost of revenues increased $10.9 million, or 35.2%, to $41.9 million for the year ended December 31, 2013, representing 21.3% of revenues less cost of revenues, compared with $31.0 million for the prior-year period, or 17.5% of revenues less cost of revenues. This increase was due to the introduction of port fees on BYX in third quarter 2012 and the introduction of fees for all physical ports following the Chi-X Europe technology convergence to the BATS trading platform in European Equities in the second quarter of 2012, resulting in an increase of $3.6 million and $3.2 million, respectively. The remaining increase was driven by the introduction of secondary datacenter port fees on BZX in third quarter 2012.

  Operating Expenses

        Total operating expenses decreased $22.4 million, or 19.0%, to $95.2 million for the year ended December 31, 2013, compared with $117.6 million for the year ended December 31, 2012. The decrease was primarily due to the $12.4 million change in the fair value of the contingent consideration owed to the former Chi-X Europe stockholders recorded in 2012. The remaining decrease was primarily driven by a decrease in compensation due to severance and retention bonuses recorded in 2012 in connection with the Chi-X Europe acquisition in 2011 and a decrease in systems and data communication costs as the Chi-X Europe platform was migrated to BATS technology in the second quarter of 2012. The following summarizes changes in operating expenses for the year ended December 31, 2013, compared to the prior-year period:

	Year Ended December 31,
			Increase/ (Decrease)	Percent Change
	2013	2012
	(in millions)
Compensation and benefits	$41.5	$48.4	$(6.9)	(14.3)%
Depreciation and amortization	15.2	17.0	(1.8)	(10.6)%
Systems and data communication	9.6	11.9	(2.3)	(19.3)%
Occupancy	1.9	2.3	(0.4)	(17.4)%
Professional and contract services	8.1	9.2	(1.1)	(12.0)%
Regulatory costs	5.4	5.7	(0.3)	(5.3)%
Change in contingent consideration	—	12.4	(12.4)	(100.0)%
Impairment of assets	3.5	0.2	3.3	1650.0%
General and administrative	10.0	10.5	(0.5)	(4.8)%

Total operating expenses	$95.2	$117.6	$(22.4)	(19.0)%

  Compensation and Benefits

        Compensation and benefits decreased by $6.9 million to $41.5 million for the year ended December 31, 2013, representing 4.9% of total revenues, compared with $48.4 million for the prior-year period, or 5.5% of total revenues. The decrease was driven by the $6.3 million of severance and retention bonuses recorded in 2012 in conjunction with the Chi-X Europe acquisition. Incremental stock-based compensation expense of approximately $1.5 million was recorded in 2012 due to the accelerated vesting of unvested stock options as our registration statement on Form S-1 was declared effective in the first quarter of 2012. Offsetting those decreases were increases in headcount in the U.S. and Europe and annual merit raises in October 2013.

  Depreciation and amortization

        Depreciation and amortization decreased $1.8 million, or 10.6%, to $15.2 million for the year ended December 31, 2013, compared with $17.0 million for the year ended December 31, 2012, primarily reflecting certain equipment and intangible assets becoming fully depreciated and amortized in 2012.

  Systems and Data Communication

        Systems and data communication costs decreased $2.3 million, or 19.3%, to $9.6 million for the year ended December 31, 2013, compared with $11.9 million for the year ended December 31, 2012. The increase was primarily due to the migration of the Chi-X Europe platform onto BATS technology in the second quarter of 2012. As a result of that migration, the European Equities segment reduced the number of datacenters from three to two and terminated the Chi-X Europe platform license fee. The remainder of the decrease resulted by our move from a New Jersey secondary datacenter to a Chicago secondary datacenter.

  Occupancy

        Occupancy expenses decreased $0.4 million, or 17.4%, to $1.9 million for the year ended December 31, 2013. The decrease was driven by incremental occupancy expense in Europe as the Chi-X Europe transition was completed in 2012 and a $0.3 million acceleration of rent expense for the former European office space in 2012.

  Professional and Contract Services

        Professional and contract services fees decreased $1.1 million, or 12.0%, to $8.1 million for the year ended December 31, 2013, compared with $9.2 million for the prior-year period. The decrease was primarily due to $4.4 million of failed IPO expenses in 2012. This decrease was offset by $4.4 million and $0.6 million of legal and consulting fees in connection with the acquisitions of Direct Edge and EuroCCP, respectively, in 2013.

  Regulatory Costs

        Regulatory costs decreased $0.3 million, or 5.3%, to $5.4 million for the year ended December 31, 2013, compared with $5.7 million for the year ended December 31, 2012. The decrease was primarily due to the resolution of the cases handled by our regulatory service provider in 2013.

  Impairment of Assets

        Impairment of assets increased $3.3 million for the year ended December 31, 2013 as we wrote off an intangible asset acquired with the Chi-X Europe acquisition. It was determined the asset would not be used going forward.

  General and Administrative

        General and administrative expenses decreased $0.5 million, or 4.8%, to $10.0 million for the year ended December 31, 2013, compared with $10.5 million for the prior-year period. This decrease was due primarily to failed IPO costs recorded in 2012.

  Operating Income

        As a result of the items above, operating income for the year ended December 31, 2013 was $101.6 million, or 51.6% of revenues less cost of revenues, compared to $59.3 million, or 33.5% of revenues less cost of revenues, for the year ended December 31, 2012, an increase of $42.3 million, or 71.3%.

  Interest and Investment Expense

        Interest and investment expense increased by $25.2 million to $25.8 million for the year ended December 31, 2013, compared with $0.6 million for the prior-year period. This increase was primarily due to interest expense on the 2012 Loan.

  Other Expense

        Other expenses decreased by $0.4 million to $0.2 million for the year ended December 31, 2013, compared with $0.6 million for the prior-year period as the result of losses on disposal of equipment in 2012.

  Income before Income Tax Provision

        As a result of the above, income before income tax provision for the year ended December 31, 2013 was $75.6 million compared to $58.1 million in the year ended December 31, 2012, an increase of $17.5 million.

  Income Tax Provision

        For the year ended December 31, 2013, the income tax provision was $28.8 million compared with $26.5 million for the year ended December 31, 2012. Our income tax provision increased due to increased income before income tax offset by a reduction of tax reserves due to the recognition of New York and New York City reserves for all open years in 2012. The effective tax rate for the year ended December 31, 2013 was 38.1%, compared to 45.6% for the year ended December 31, 2012.

  Net Income

        As a result of the items above, net income for the year ended December 31, 2013 was $46.8 million, or 23.8% of revenues less cost of revenues, compared to $31.6 million, or 17.9% of revenues less cost of revenues, in the year ended December 31, 2012, an increase of $15.2 million.

Segment Operating Results

        The following summarizes our total revenues by segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2013	2012		2013	2012
	(in millions)
U.S. Equities	$662.8	$723.2	(8.4)%	78.8%	81.8%
European Equities	86.4	82.8	4.3%	10.3%	9.3%
U.S. Options	92.3	78.7	17.3%	10.9%	8.9%

Total revenues	$841.5	$884.7	(4.9)%	100.0%	100.0%

        The following summarizes our revenues less cost of revenues by segment:

				Percentage of Revenues Less Cost of Revenues
	Year Ended December 31,
			Percent Change
	2013	2012		2013	2012
	(in millions)
U.S. Equities	$123.9	$127.1	(2.5)%	62.9%	71.8%
European Equities	57.6	35.7	61.3%	29.3%	20.2%
U.S. Options	15.3	14.1	8.5%	7.8%	8.0%

Revenues less cost of revenues	$196.8	$176.9	11.2%	100.0%	100.0%

  U.S. Equities

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Equities segment:

	Year Ended December 31,			Percentage of Total Revenues
			Percent Change
	2013	2012		2013	2012
	(in millions, except percentages and as noted below)
Revenues:
Transaction fees	$458.3	$500.1	(8.4)%	54.5%	56.5%
Regulatory transaction fees	124.7	145.1	(14.1)%	14.8%	16.4%
Market data fees	48.5	53.3	(9.0)%	5.8%	6.0%
Port fees and other	31.3	24.7	26.7%	3.7%	2.9%

Total revenues	662.8	723.2	(8.4)%	78.8%	81.8%
Cost of revenues:
Liquidity payments	372.8	401.4	(7.1)%	44.3%	45.3%
Section 31 fees	124.7	145.1	(14.1)%	14.8%	16.4%
Routing and clearing payments	41.4	49.6	(16.5)%	4.9%	5.7%

Total cost of revenues	538.9	596.1	(9.6)%	64.0%	67.4%

Revenues less cost of revenues	123.9	127.1	(2.5)%	14.8%	14.4%
Operating expenses	46.6	44.0	5.9%	5.5%	5.0%

Operating income	$77.3	$83.1	(7.0)%	9.3%	9.4%

EBITDA(1)	$81.7	$87.5	(6.6)%	9.7%	9.9%
EBITDA margin(2)	65.9%	68.8%	*	*	*
Normalized EBITDA(1)	85.0	90.1	(5.7)%	10.1%	10.2%
Normalized EBITDA margin(2)	68.6%	70.9%	*	*	*
Market ADV	6,187.0	6,437.2	(3.9)%	*	*
ETPs (in millions of shares)	264.2	244.5	8.1%	*	*
ETPs: launches (number of launches)	6	17	(64.7)%	*	*
ETPs: listings (number of listings)	23	17	35.3%
Market share	10.4%	8.9%	*	*	*
Net capture per one hundred touched shares	$0.024	$0.023	4.3%	*	*

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA, Normalized EBITDA do not represent, and should not be considered as, alternatives to net income or cash flows from operations, each as determined in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA, and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	Year Ended December 31,
	2013					2012
	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
	(in millions)
Net income (loss)	$45.1	$11.9	$8.4	$(18.6)	$46.8	$44.2	$(16.9)	$7.7	$(3.4)	$31.6
Interest	—	(0.1)	—	25.9	25.8	(0.2)	(0.1)	—	0.9	0.6
Income tax provision (benefit)	32.2	5.4	—	(8.8)	28.8	39.1	(8.8)	—	(3.8)	26.5
Depreciation and amortization	4.4	9.9	0.9	—	15.2	4.4	11.5	1.1	—	17.0

EBITDA	81.7	27.1	9.3	(1.5)	116.6	87.5	(14.3)	8.8	(6.3)	75.7
Acquisition-related costs	4.4	0.8	—	—	5.2	—	19.3	—	—	19.3
IPO costs	0.6	—	—	—	0.6	2.6	0.5	—	3.2	6.3
Other one-time items	(1.7)	3.4	—	—	1.7	—	—	—	—	—

Normalized EBITDA	$85.0	$31.3	$9.3	$(1.5)	$124.1	$90.1	$5.5	$8.8	$(3.1)	$101.3

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        For the year ended December 31, 2013, U.S. Equities operating income decreased $5.8 million to $77.3 million. Revenues less cost of revenues decreased $3.2 million in 2013 as market share decreased from 11.9% in 2012 to 10.4% in 2013 and volumes decreased 3.9%. Operating expenses increased $2.6 million driven by professional fees recorded in 2013 for the Direct Edge Acquisition.

  European Equities

        The following table shows revenues, cost of revenues, operating expenses and operating income (loss) for our European Equities segment:

				Percentage of Total Revenues
	Year Ended December 31,
			Percent Change
	2013	2012		2013	2012
	(in millions except percentages and exchange rates)
Revenues	$86.4	$82.8	4.3%	10.3%	9.3%
Cost of revenues	28.8	47.1	(38.9)%	3.4%	5.3%

Revenues less cost of revenues	57.6	35.7	61.3%	6.9%	4.0%
Operating expenses	40.2	60.9	(34.0)%	4.7%	6.9%

Operating income (loss)	$17.4	$(25.2)	169.0%	2.2%	(2.9)%

EBITDA(1)	$27.1	$(14.3)	289.5%	3.2%	(1.6)%
EBITDA margin(2)	47.0%	(40.1)%	*	*
Normalized EBITDA(1)	$31.3	$5.5	469.1%	3.7%	0.6%
Normalized EBITDA margin(2)	54.3%	15.4%	*	*	*
Market ADNV	€32,613.6	€30,857.6	5.7%	*	*
Market share	23.1%	24.6%	*	*	*
Net capture per matched notional value (in basis points)	0.167	0.113	47.8%	*	*
Average British pound/U.S. dollar exchange rate	$1.5643	$1.5847	(1.3)%	*	*

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net income to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

        To illustrate the growth without the effect of the exchange rates in our European Equities segment the following table shows revenues, cost of revenues, operating expenses and operating loss for our European Equities segment in British pounds:

	Year Ended December 31,
			Percentage Increase/ (Decrease)
	2013	2012
	(in millions)
Revenues	£55.2	£52.3	5.5%
Cost of revenues	18.4	29.7	(38.0)%

Revenues less cost of revenues	36.8	22.6	62.8%
Operating expenses	25.5	38.4	(33.6)%

Operating income	£11.3	£(15.8)	171.5%

EBITDA(1)	£17.4	£(8.9)	295.5%
Normalized EBITDA(1)	£20.2	£4.2	381.0%

(1)
See footnote (1) to the table under "—U.S. Equities" above for a definition of net income to EBITDA and Normalized EBITDA. See below for a reconciliation of net income to EBITDA and Normalized EBITDA in British pounds:

	Year Ended December,
			Percent Change
	2013	2012
Net income (loss)	£11.1	£(16.1)	168.9%
Interest	—	0.1	*
Income tax provision (benefit)	—	—	*
Depreciation and amortization	6.3	7.1	(11.3)%

EBITDA	17.4	(8.9)	295.5%
Acquisition-related costs	0.5	12.8	(96.1)%
IPO costs	—	0.3	(100.0)%
Loss on extinguishment of debt	—	—
Other one-time items	2.3	—	*

Normalized EBITDA	£20.2	£4.2	381.0%

        For the year ended December 31, 2013, the European Equities segment's operating income increased $42.6 million to $17.4 million. This increase was driven by pricing changes in the first quarter of 2013 and the addition of proprietary market data fees and port fees. Operating expenses also decreased, driven by the $12.4 million change in fair value of the contingent consideration owed to the former Chi-X Europe stockholders recorded in 2012.

  U.S. Options

        The following summarizes revenues, cost of revenues, operating expenses and operating income for our U.S. Options segment:

				Percentage of Total Revenues
	Year Ended December 31,
			Percent Change
	2013	2012		2013	2012
	(in millions except percentages and as noted below)
Revenues:
Transaction fees	$83.0	$69.8	18.9%	9.8%	7.9%
Regulatory transaction fees	2.7	3.0	(10.0)%	0.3%	0.3%
Market data fees	3.7	4.0	(7.5)%	0.4%	0.5%
Port fees and other	2.9	1.9	52.6%	0.4%	0.2%

Total revenues	92.3	78.7	17.3%	10.9%	8.9%
Cost of revenues:
Liquidity payments	73.1	60.0	21.8%	8.7%	6.8%
Section 31 fees	2.7	3.0	(10.0)%	0.3%	0.3%
Routing and clearing payments	1.2	1.6	(25.0)%	0.2%	0.2%

Total cost of revenues	77.0	64.6	19.2%	9.2%	7.3%

Revenues less cost of revenues	15.3	14.1	8.5%	1.7%	1.6%
Operating expenses	6.9	6.4	7.8%	0.8%	0.7%

Operating income	$8.4	$7.7	9.1%	0.9%	0.9%

EBITDA(1)	$9.3	$8.8	5.7%	1.1%	1.0%
EBITDA margin(2)	60.8%	62.4%	*	*	*
Normalized EBITDA(1)	9.3	8.8	5.7%	1.1%	1.0%
Normalized EBITDA margin(2)	60.8%	62.4%	*	*	*
Market ADV (in thousands of contracts)	15,934.2	15,651.6	1.8%	*	*
Market share	3.7%	3.3%	*	*	*
Net capture per touched contract	$0.058	$0.063	(7.9)%	*	*

(1)
See footnote (1) to the table under "—U.S. Equities" above for a reconciliation of net loss to EBITDA and Normalized EBITDA.

(2)
EBITDA margin represents EBITDA divided by revenues less cost of revenues, and Normalized EBITDA margin represents Normalized EBITDA divided by revenues less cost of revenues.

Quarterly Results of Operations

        The following table sets forth our quarterly unaudited consolidated statement of income data for each of the eight quarters in the period ended September 30, 2015. In management's opinion, the data has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflects all necessary adjustments for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2015			2014				2013
	(in millions, except per share data and as noted below)
Statement of Income Data:
Total revenues	$492.0	$418.2	$425.0	$433.8	$347.5	$356.2	$320.7	$197.1
Total cost of revenues	388.0	319.2	342.2	350.1	270.3	278.9	251.4	150.8

Revenues less cost of revenues	104.0	99.0	82.8	83.7	77.2	77.3	69.3	46.3
Total operating expenses	49.1	50.4	51.3	48.4	48.8	50.0	40.7	26.2

Operating income	54.9	48.6	31.5	35.3	28.4	27.3	28.6	20.1

Income before income tax provision	42.5	36.2	24.7	28.7	22.1	20.9	8.6	13.5
Income tax provision	17.2	15.8	9.9	10.4	9.4	7.2	4.1	4.9

Net income	$25.3	$20.4	$14.8	$18.3	$12.7	$13.7	$4.5	$8.6

Net income per share:
Basic	$0.77	$0.63	$0.46	$0.56	$0.41	$0.43	$0.16	$0.38
Diluted	$0.77	$0.63	$0.45	$0.56	$0.40	$0.43	$0.16	$0.38
Weighted average shares outstanding:
Basic	32.5	32.5	32.5	32.5	32.4	32.5	29.1	22.6
Diluted	32.8	32.8	32.7	32.6	32.6	32.6	29.3	22.7
Other Data:
EBITDA(1)	$65.9	$59.6	$40.6	$43.0	$36.6	$35.2	$21.2	$23.6
Normalized EBITDA(1)	67.3	60.0	45.2	47.0	42.0	40.8	38.3	27.6
Capital expenditures	(2.1)	(6.6)	(3.6)	(7.6)	(6.2)	(4.9)	(6.5)	(0.7)
Net cash (used in) provided by operating activities	(57.9)	107.8	(41.8)	115.2	(85.8)	104.7	(34.8)	43.2
Net cash provided by (used in) investing activities	108.5	(54.7)	(351.6)	(83.0)	101.8	(75.4)	(2.0)	(20.2)
Net cash (used in) provided by financing activities	(32.5)	(49.7)	322.3	(17.4)	(5.9)	(0.9)	22.0	(11.3)
U.S. Equities ADV(2)	7,320.9	6,352.0	6,915.8	7,002.1	5,677.4	6,052.6	6,943.8	6,375.2
European Equities ADNV(3)	€49,715.8	€52,915.2	€54,679.0	€44,265.1	€35,455.4	€37,428.2	€41,615.7	€33,338.5
U.S. Options contracts(4)	17,833.2	15,010.5	15,934.0	17,481.6	15,921.8	15.455.8	17,511.6	16,157.2
Global FX ADNV(5)	$25.9	$27.0	*	*	*	*	*	*

(1)
"EBITDA" is defined as income before interest, income taxes, depreciation and amortization. Normalized EBITDA is defined as EBITDA before acquisition-related costs, IPO costs, loss on extinguishment of debt and other significant one-time items not expected to be recurring, including debt restructuring costs, intangible asset impairment charges and an unusually large regulatory assessment charged to a member in 2013. EBITDA and Normalized EBITDA do not represent, and should not be considered as, an alternative to net income or cash flows from operations, each as determined in accordance with U.S. GAAP. We have presented EBITDA and Normalized EBITDA because we consider them an important supplemental measure of our performance and believe they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Normalized EBITDA differently than we do. EBITDA and Normalized EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under U.S. GAAP.

  The following is a reconciliation of net income to EBITDA and Normalized EBITDA:

	For the Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2015			2014				2013
	(in millions)
Net income	$25.3	$20.4	$14.8	$18.3	$12.7	$13.7	$4.5	$8.6
Interest	12.9	13.2	8.1	6.9	6.9	6.9	6.6	6.4
Income tax provision	17.2	15.8	9.9	10.4	9.4	7.2	4.1	4.9
Depreciation and amortization	10.5	10.2	7.8	7.4	7.6	7.4	6.0	3.7

EBITDA	65.9	59.6	40.6	43.0	36.6	35.2	21.2	23.6
Acquisition-related costs	0.9	0.4	5.1	4.0	5.4	5.6	3.5	0.6
IPO costs	0.5	—	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	13.6	—
Other one-time items	—	—	(0.5)	—	—	—	—	3.4

Normalized EBITDA	$67.3	$60.0	$45.2	$47.0	$42.0	$40.8	$38.3	$27.6

(2)
Market matched ADV of shares in millions.

(3)
Market matched ADNV in Euros in millions.

(4)
Market matched average daily volume of option contracts in thousands.

(5)
Market ADNV in dollars in billions.

Seasonality

        In the securities and FX industries, quarterly revenue fluctuations are common and are due primarily to seasonal variations in trading volumes, as well as competition and technological and regulatory changes. Our business experiences seasonal fluctuations, reflecting reduced trading activity generally during the third quarter of each year and during the last month of the year. As a result, our operating results for the third or fourth quarter of any year may not be indicative of the results we expect for the full year.

Liquidity and Capital Resources

        Historically, we have financed our operations, capital expenditures and other cash needs through cash generated from operations augmented by private placements of our common stock and issuance of debt.

        On December 19, 2012, we entered into the 2012 Loan, which comprised (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million. The proceeds received from the term loan were used to pay a $298.9 million dividend, or $13.20 per share, to all of our stockholders during the fourth quarter of 2012. The term of the loan was six years ending on December 19, 2018, with a variable interest rate based on one-month LIBOR (with a floor of 125 basis points), plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates, including a 0.50% fee on the unused portion, and a three-year term, ending on December 19, 2015. We incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the 2012 Loan.

        Upon consummation of the Direct Edge Acquisition on January 31, 2014, we entered into the 2014 Loan, which comprised (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million. We used the proceeds received from the 2014 Loan to extinguish the 2012 Loan, pay a $132.9 million dividend, or $4.07 per share, to our stockholders, and for other general corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished when we entered into the 2014 Loan, resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan is six years ending on January 31, 2020, with a variable interest rate based on one-month LIBOR (with a floor of 100 basis points), plus a spread of 400 basis points (which lowers to 375 basis points if the leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolving loans is 0.50%. Principal payments on outstanding balances are made on a quarterly basis. We incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the 2014 Loan.

        Upon consummation of the BATS Hotspot Acquisition, we amended our 2014 Loan. The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, we entered into a new $150 million three-year term loan and a new $228 million five-year term loan, both of which were funded immediately prior to the BATS Hotspot Acquisition. The 2015 Term Loan B-1 has an interest rate based on one-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount. The 2015 Term Loan B-2 has an interest rate based on one-month LIBOR (with a floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount. In addition, we entered into a new $100 million revolving credit facility with an interest rate based on one-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan.

        In the near term, we expect that our operations and availability under our revolving credit facility will meet our cash needs to fund our operations, capital expenditures, debt repayments and any dividends.

        Cash and cash equivalents include cash in banks and all non-restricted, highly liquid investments with original maturities of three months or less at the time of purchase. Cash and cash equivalents as of September 30, 2015 decreased $44.3 million from December 31, 2014 primarily due to payments of Section 31 fees offset by net income. Cash and cash equivalents as of December 31, 2014 increased $35.0 million from December 31, 2013 primarily due to net cash provided by operating activities, partially offset by net cash used in investing activities and financing activities. See "—Cash Flow" below for further discussion.

        Our cash and cash equivalents held outside of the United States in various foreign subsidiaries totaled $37.2 million as of September 30, 2015 and $31.3 million as of December 31, 2014. The remaining balance was held in the United States and totaled $40.7 million as of September 30, 2015 and $90.9 million as of December 31, 2014. Cash and cash equivalents held outside of the United States in December 31, 2014 was $28.2 million in December 31, 2013. The remaining balance was held in the United States and totaled $59.0 million as of December 31, 2013. Unremitted earnings of subsidiaries outside of the United States are used to finance our international operations and are generally considered to be indefinitely reinvested. It is not our current intent to change this position. However, the majority of cash held outside the United States is available for repatriation, but under current law, could subject us to additional United States income taxes, less applicable foreign tax credits.

        Our financial investments include investments with original or acquired maturities longer than three months but that mature in less than one year from the statement of financial condition date and are recorded at fair value. For the periods ending September 30, 2015 and 2014 and December 31, 2014 and 2013, financial investments primarily consisted of U.S. Treasury securities.

  Cash Flow

        The following table summarizes our cash flow data for the nine months ended September 30, 2015 and 2014 and years ended December 31, 2014, 2013 and 2012:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013	2012
	(in millions)
Net cash provided by (used in) operating activities	$8.1	$(14.0)	$99.3	$63.1	$65.1
Net cash (used in) provided by investing activities	(297.8)	24.4	(58.6)	(9.8)	94.5
Net cash provided by (used in) financing activities	239.6	15.4	(2.2)	(46.7)	(175.0)
Effect of foreign currency exchange rate changes on cash and cash equivalents	5.8	(6.1)	(3.5)	(1.9)	(1.4)

(Decrease) increase in cash and cash equivalents	$(44.3)	$19.7	$35.0	$4.7	$(16.8)

  Net Cash Flows Provided by (Used in) Operating Activities

        During the nine months ended September 30, 2015, net cash used in operating activities was $52.4 million less than net income. The primary adjustments were a decrease of $83.5 million in Section 31 fess payable and depreciation and amortization of $28.5 million.

        During the nine months ended September 30, 2014, net cash used in operating activities was $44.9 million lower than net income. The primary adjustments were a decrease in Section 31 fees payable of $57.9 million, an increase in accounts receivable of $22.8 million, offset by non-cash adjustments for depreciation and amortization of $20.9 million, and the loss on the early extinguishment of debt for $13.6 million.

        In 2014, net cash provided by operating activities was $50.1 million higher than net income. The primary adjustments were non-cash adjustments for depreciation and amortization of $28.4 million and the loss on the early extinguishment of debt for $13.6 million.

        In 2013, net cash provided by operating activities was $16.3 million higher than net income. The primary adjustments were adjustments to reconcile net income to cash of $27.6 million offset by a $14.5 million decrease in Section 31 fees payable.

        In 2012, net cash provided by operating activities was $33.5 million higher than net income. The primary adjustments were a non-cash adjustment for depreciation and amortization of $17.0 million and the change in the fair value of the contingent consideration recorded with the Chi-X Europe acquisition of $12.4 million.

  Net Cash Flows (Used in) Provided by Investing Activities

        Net cash flows (used in) provided by investing activities for the nine months ended September 30, 2015 and 2014 were ($297.8) million and $24.4 million, respectively, and primarily represented the acquisition of BATS Hotspot in 2015 for $360.9 million and changes in net purchases and redemptions of available-for-sale securities of $61.4 million in 2015 and $18.2 million in 2014. Purchases of property and equipment were $12.3 million and $17.6 million for the nine months ended September 30, 2015 and 2014, respectively. In 2015, our capital expenditures related to the acquisition of BATS Hotspot and building new datacenter space to house the BATS Hotspot trading platform. In 2014, we built out the datacenter spaces and migrated the EDGX and EDGA exchanges onto BATS technology.

        Net cash flows (used in) provided by investing activities for the years ended December 31, 2014, 2013 and 2012 were ($58.6) million, ($9.8) million and $94.5 million, respectively, and primarily represented changes in net purchases and redemptions of available-for-sale securities of $43.2 million in 2014, $4.1 million in 2013 and $98.1 million in 2012. Purchases of property and equipment were $25.2 million, $3.6 million and $6.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. In 2014, we built out the datacenter spaces and completed the migration of the EDGX and EDGA exchanges onto BATS technology in January 2015. In 2013 and 2012, the majority of these capital expenditures were for the enhancement or the expansion of our trading technology and applications. We continually invest in technology to support our trading platform. See "Business—Technology."

        For the remainder of 2015, we expect to spend between $2.0 million and $4.0 million in capital expenditures. We expect to spend $14.0 million to $18.0 million in capital expenditures in 2016 primarily for the general maintenance and ongoing enhancement of our data and telecommunications infrastructure and disaster recovery sites.

  Net Cash Flows Provided by (Used in) Financing Activities

        For the nine months ended September 30, 2015, $373.8 million was received in proceeds from long-term debt, offset by $102.4 million in payments of long-term debt. Debt issuance cost was $19.3 million. We received $0.7 million from the employee stock purchase plan which was offset by $1.5 million in treasury stock purchases.

        In 2014, in connection with the acquisition of Direct Edge, $499.9 million of long-term debt was issued, offset by the payment of the previous loan and additional principal payments made in 2014 of $277.6 million. This was also offset by $215.0 million in dividends paid to our stockholders, $8.3 million of debt issuance cost paid and $1.1 million in purchases of treasury stock.

  Financial Assets

        The following summarizes our financial assets for the nine months ended September 30, 2015 and 2014 and years ended December 31, 2014 and 2013:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2015	2014	2014	2013
	(in millions)
Cash and cash equivalents	$77.9	$106.9	$122.2	$87.2
Financial investments	0.5	9.0	68.4	25.2
Adjusted Cash(1)	78.4	114.6	112.3	85.2

(1)
Adjusted Cash represents cash and cash equivalents plus financial investments minus cash collected for Section 31 fees. We have presented Adjusted Cash because we consider it an important supplemental measure of our liquidity and believe that it is frequently used by analysts, investors and other interested parties in the evaluation of companies.

  Debt

        The following summarizes our debt obligations for the nine months ended September 30, 2015 and 2014 and years ended December 31, 2014 and 2013:

	For the Nine Months Ended September 30		For the Year Ended December 31
	2015	2014	2014	2013
	(in millions)
Term loans outstanding	$737.2	$457.3	$446.4	$246.0
Revolving credit facility	—	29.2	28.0	—
Current portion of long-term debt	(98.0)	(37.3)	(44.2)	(17.4)

Long-term debt	$639.2	$449.2	$430.2	$228.6

        At September 30, 2015, we were in compliance with the covenants of our debt agreements.

        In addition to the debt outstanding, as of September 30, 2015 we had an additional $100.0 million available through our revolving credit facility. Together with Adjusted Cash, we had $178.4 million available to fund our operations, capital expenditures, potential acquisitions, debt repayments and any dividends as of September 30, 2015.

  Lease and Contractual Obligations

        Our principal office is located at 8050 Marshall Drive, Lenexa, Kansas, where we lease approximately 39,000 square feet of space. The lease on this space expires in February 2025 and contains two five-year renewal options, as well as a one-time option to terminate in November 2019 if certain contingencies under the lease are met. We have an office located at 17 State Street, New York, New York, where we lease approximately 21,000 square feet of space, which expires in April 2024. We have an office at 200 S. Wacker Drive, Chicago, Illinois, where we lease approximately 200 square feet of space, which expires in June 2016. We have an office located at 16 Collyer Quay, Singapore, where we lease approximately 200 square feet of space, which expires July 2016. The disaster recovery sites in the United States are located in Kansas City, Missouri and Secaucus, New Jersey. In addition, we have agreements with a primary data center in Secaucus, New Jersey and a secondary data center in Chicago, Illinois. Our principal offices in the United Kingdom are at 10 Lower Thames Street, London, where we lease approximately 9,100 square feet of office space, which expires in December 2017. Total rent expense related to these lease obligations for the nine months ended September 30, 2015 was $2.4 million. In the United States, we have an agreement for our primary data center in Secaucus, New Jersey and our secondary data center in Chicago, Illinois. This agreement was effective in January 2014 and is included in the table below. In Europe, our primary data center is in Slough, England. The disaster recovery site for BATS Chi-X Europe is in Park Royal, London. Our work area recovery space is available on invocation with a specialist provider.

        In addition to our lease obligations, we have contractual obligations related to certain operating leases, data and telecommunications agreements, equipment leases and our long-term debt outstanding.

Future minimum payments under these leases and agreements were as follows as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
			(in millions)
Operating leases	$19.7	$2.6	$4.9	$4.3	$7.9
Long-term debt	338.3	65.9	208.0	64.4	—
Data and telecommunications agreements	6.4	3.0	2.7	0.7	—
Equipment agreements(1)	6.5	3.7	2.8	—	—

Total	$370.9	$75.2	$218.4	$69.4	$7.9

(1)
In January 2015, we came to an agreement with the equipment vendor that settled our obligation with the vendor for $6.0 million.

Off Balance Sheet Arrangements

        As of September 30, 2015 and December 31, 2014, we did not have any off-balance sheet arrangements.

Guarantees

        We use Wedbush Securities and Morgan Stanley to clear our routed cash equities transactions in our U.S. Equities segment. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the NSCC provides a guarantee. In the case of failure to perform on the part of one of our clearing firms, Wedbush Securities or Morgan Stanley, we provide the guarantee to the counterparty to the trade. The OCC acts as a central counterparty on all transactions in listed equity options in our U.S. Options segment, and as such, guarantees clearance and settlement of all of our options transactions. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.

Critical Accounting Policies

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the following:

  Revenue Recognition

        Transaction fees are recognized on a trade-date basis. Pursuant to Financial Accounting Standards Board, or FASB, ASC, 605-45, Revenue Recognition: Principal Agent Consideration, revenues from transactions executed through us are recorded on a gross basis in revenues and expenses. Transaction fees also include fees on shares routed out to another market center.

        As discussed above, we earn market data fees from the U.S. tape plans, including the UTP, CTA, CQS and OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants according to their share of tape fees based on a formula, required by Regulation NMS, that takes into account both trading and quoting activity. Fees from the U.S. tape plans other than OPRA are estimated and recognized on a monthly basis and received quarterly. Market data fees from OPRA are allocated based upon our share of total options transactions cleared, recognized on a monthly basis and received quarterly. We also charge data subscribers directly for proprietary market data in our U.S. Equities and European Equities segments. The proprietary market data fees are recognized on a monthly basis.

        In addition, our national securities exchanges are assessed fees pursuant to Section 31 of the Exchange Act. As discussed above, Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. As BZX, BYX, EDGX and EDGA are SEC-registered national securities exchanges, these fees are paid directly to the SEC. The exchanges then pass these costs along to members. The exchanges collect the fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues and cost of revenues as incurred.

  Goodwill and Other Intangible Assets

        Our acquisitions of Chi-X Europe, Direct Edge and BATS Hotspot resulted in the recording of goodwill and other intangible assets. In accordance with ASC 350—Intangibles—Goodwill and Other, we test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually, or more frequently when events or changes in circumstances signal indicators of impairment are present. We perform our annual impairment test of goodwill and other indefinite-lived intangible assets during the fourth quarter of our fiscal year, using the December 1 carrying values. Goodwill is tested for impairment at the reporting unit level in accordance with ASC 350-20. If the carrying value of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess. If the fair value of indefinite-lived intangible assets is less than their carrying value, an impairment loss will be recognized in an amount equal to the difference. We completed our annual goodwill impairment test in the fourth quarter of 2015 and determined that no impairment existed.

  Stock-Based Compensation

        We have historically granted stock-based compensation to our employees in the form of stock options and restricted stock. We record the related compensation expense based on the grant date fair value calculated in accordance with the authoritative guidance issued by FASB. We recognize these compensation costs on a straight-line basis over the requisite service period of the award.

        We estimate the grant date fair value of stock options using the Black-Scholes valuation model. Stock-based compensation expense related to awards of restricted stock is based on the fair value at the grant date. We recognized compensation expense of approximately $4.2 million and $1.3 million for the nine months ended September 30, 2015 and 2014, respectively, and $1.9 million, $2.2 million and $5.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. This expense is included in the compensation and benefits expense in the consolidated statements of income. Assumptions used to estimate compensation expense are determined as follows and have not significantly changed during the years ended December 31, 2014, 2013 and 2012:

  •
  expected term is determined using the contractual term and vesting period of the award;

  •
  expected volatility of award grants is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award;

  •
  expected dividend rate is determined based on expected dividends to be declared;

  •
  risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

  •
  forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

        No stock options were granted during the nine months ended September 30, 2015.

Grant Date	Number of Shares Granted	Exercise Price	Grant Date Fair Value Per Share	Aggregate Grant Date Fair Value
December 1, 2014	219,538	$36.44	$13.50	$2,963,763

        During 2015, 2014 and 2013, we granted stock options and restricted stock based on market transactions of our common stock, if available. We believe that the best indication of value to price these grants is a current market-based transaction of our common stock, e.g., the purchase or sale of our common stock by independent, non-distressed parties. If a market-based transaction of our common stock is not available, then we obtain a fair value of our common stock based on independent third-party valuation. Each valuation reflected on equal weighting of two valuation analysis techniques: (1) discounted cash flow analysis based on management assumptions and (2) valuation multiples (earnings before interest, taxes, depreciation and amortization and earnings per share) observed from publicly traded companies in a similar industry, a peer group. A combination of factors led to the changes in the fair value of the underlying common stock, including but not limited to, our operating performance, revenues and expenses associated with the entrance into new markets, historical and forecasted industry volumes, market share, pricing within each asset class we operate, amount of debt outstanding and changes in the valuation multiples of the established peer group.

        In 2013, we granted 4,751 shares of restricted stock valued at $31.57 per share based on an independent third-party valuation as of April 2013 and 83,855 shares of restricted stock valued at $34.07 per share based on an independent third-party valuation as of October 2013. The April 2013 valuation was based on a discounted cash flow exit multiple of 7.5 times and comparable public company multiples of 8.0 times EBITDA and 12.5 times price-earnings ratio of 2013 forecasted earnings, net of $288.8 million of outstanding debt. The October 2013 valuation was based on a discounted cash flow exit multiple of 8.0 times and comparable public company multiples of 9.5 times EBITDA and 15.0 times price-earnings ratio of 2013 forecasted earnings and 8.5 times EBITDA and 12.5 times price-earnings ratio of 2014 forecasted earnings, net of $266.3 million of outstanding debt.

        In 2014, we granted 51,222 shares of restricted stock valued at $35.14 per share based on an independent third-party valuation as of January 2014, 3,559 shares of restricted stock valued at $33.71 per share based on a third-party valuation as of April 2014, 157,279 shares of restricted stock valued at $36.44 per share based on a third-party valuation as of October 2014 and 219,538 stock options with an exercise price of $36.44 per share based on an independent third-party valuation of our common stock as of October 2014. The January 2014 valuation was based on discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 9.4 times EBITDA and a 15.3 times price-earnings ratio of 2014 forecasted earnings, net of $376.6 million of outstanding debt and Direct Edge Acquisition closing obligations. The April 2014 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 9.8 times EBITDA and 15.7 times price-earnings ratio of 2014 forecasted earnings, offset by $499.7 million of outstanding debt. The October 2014 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 9.4 times EBITDA and 15.3 times price-earnings ratio of 2014 forecasted earnings and 8.5 times EBITDA and 14.5 times price-earnings ratio of 2015 forecasted earnings, net of $487.5 million of outstanding debt.

        In 2015, we granted 8,582 restricted stock valued at $45.44 per share based on an independent third-party valuation as of April 2015 and 157,715 restricted stock valued at $45.93 per share based on a pending market transaction between existing stockholders and a third-party valuation as of October 2015. The April 2015 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 10.6 times EBITDA and 16.2 times price-earnings ratio of 2015 forecasted earnings and 9.8 times EBITDA and 14.5 times price-earnings ratio of 2016 forecasted earnings, net of $856.9 million of outstanding debt and BATS Hotspot Acquisition tax sharing obligations. The pending market transaction was agreed to between existing stockholders at a fair value of $45.25 in December 2015 and is expected to close following regulatory approval. We included a blockage discount of 1.5% to the pending market transaction based on a range from an independent third-party analysis. The October 2015 valuation was based on a discounted cash flow exit multiple of 9.5 times and comparable public company multiples of 10.6 times EBITDA and 16.6 times price-earnings ratio of 2015 forecasted earnings and 9.8 times EBITDA and 14.0 times price-earnings ratio of 2016 forecasted earnings, net of $814.2 million of outstanding debt and BATS Hotspot Acquisition tax sharing obligations.

  Property and Equipment, Net

        Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We base the evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. In the event of impairment, we recognize a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

  Income Taxes

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that all or some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  Foreign Currency

        The functional currency of BATS Chi-X Europe and certain BATS Hotspot operations is the British pound. Certain BATS Hotspot operations also use the Singapore dollar as functional currency. We also bill our European customers in their local currencies, which are primarily Euros, but also include Swiss Francs, Norwegian Kroners, Swedish Kronas and Danish Kroners. The assets and liabilities of BATS Chi-X Europe and certain BATS Hotspot operations are translated from British pounds and Singapore dollars into U.S. dollars using the relevant exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income (loss). Foreign currency gains and losses are recorded as other income (expense) in our consolidated statements of income and have historically not been material.

Qualitative and Quantitative Disclosures about Market Risk

        As a result of our operating activities, we are exposed to market risks such as foreign currency exchange rate risk, equity risk and credit risk. We have implemented policies and procedures to measure, manage and monitor and report risk exposures, which are reviewed regularly by management and our board of directors.

  Foreign Currency Exchange Rate Risk

        With operations in Europe and Asia, we are subject to currency translation risk as revenues and expenses are denominated in foreign currencies, primarily the British pound, Singapore dollar and the Euro. We also have de minimis exposure to other foreign currencies, including the Swiss Franc, Norwegian Kroner, Swedish Krona and Danish Kroner.

        For the nine months ended September 30, 2015, our exposure to foreign-denominated revenues and expenses is presented by primary foreign currency in the following table:

	Nine Months Ended September 30, 2015
	Euro(1)	British Pound(1)
	(in millions, except percentages)
Foreign denominated % of:
Revenues	3.6%	2.1%
Cost of revenues	(0.6)	(0.2)
Operating expenses	(0.7)	—
Impact of 10% adverse currency fluctuation on:
Revenues	$(5.3)	$(3.1)
Cost of revenues	0.6	0.3
Operating expenses	0.1	—

(1)
An average foreign exchange rate to the U.S. dollar for the period was used.

        For the year ended December 31, 2014, our exposure to foreign-denominated revenues and expenses is presented by primary foreign currency in the following table:

	Year Ended December 31, 2014
	Euro(1)	British Pound(1)
	(in millions, except percentages)
Foreign denominated % of:
Revenues	2.9%	2.6%
Cost of revenues	(0.6)	(0.4)
Operating expenses	(0.9)	—
Impact of 10% adverse currency fluctuation on:
Revenues	$(4.2)	$(3.9)
Cost of revenues	0.7	0.5
Operating expenses	0.2	—

(1)
An average foreign exchange rate to the U.S. dollar for the period was used.

  Equity Risk

        Our investment in European operations is exposed to volatility in currency exchange rates through translation of our net assets or equity to U.S. dollars. The assets and liabilities of our European business are denominated in British pounds. Fluctuations in currency exchange rates may create volatility in our reported results as we are required to translate foreign currency reported statements of financial condition and operational results into U.S. dollars for consolidated reporting. The translation of these non-U.S. dollar statements of financial condition into U.S. dollars for consolidated reporting results in a cumulative translation adjustment, which is recorded in accumulated other comprehensive loss (income) within stockholders' equity on our consolidated statements of financial condition.

        Our primary exposure to this equity risk as of September 30, 2015 is presented by foreign currency in the following table:

British Pound(1)
(in millions)
Net equity investment in BATS Chi-X Europe	$274.0
Impact on consolidated equity of a 10% adverse currency fluctuation	(27.4)

(1)
Converted to U.S. dollars using the foreign exchange rate of British pounds into U.S. dollars as of September 30, 2015.

        Our primary exposure to this equity risk as of December 31, 2014 is presented by foreign currency in the following table:

British Pound(1)
(in millions)
Net equity investment in BATS Chi-X Europe	$278.2
Impact on consolidated equity of a 10% adverse currency fluctuation	(27.8)

(1)
Converted to U.S. dollars using the foreign exchange rate of British pounds into U.S. dollars as of December 31, 2014.

  Credit Risk

        We are exposed to credit risk from third parties, including customers, counterparties and clearing agents. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. We limit our exposure to credit risk by rigorously selecting the counterparties with which we make investments and execute agreements. While we provide markets for trading listed cash equity securities in the United States and Europe and listed equity options in the United States, we do not trade securities for our own account. We invest available cash in highly liquid, short-term investments, such as U.S. Treasury securities. Our investment policy is to preserve capital and liquidity. We do not believe there is significant risk associated with these short-term investments.

        We do not have counterparty credit risk with respect to trades matched on BZX, BYX, EDGX, EDGA and BATS Chi-X Europe. With respect to listed cash equities, we deliver matched trades of our customers to NSCC without taking on counterparty risk for those trades. NSCC acts as a central counterparty on all transactions occurring on BZX, BYX, EDGX and EDGA and, as such, guarantees clearance and settlement of all of our matched equity trades. Similarly, with respect to U.S. listed equity options, we deliver matched trades of our customers to the OCC, which acts as a central counterparty on all transactions occurring on BZX and EDGX and, as such, guarantees clearance and settlement of all of our matched options trades.

        In addition, with respect to orders BATS Trading routes to other markets for execution on behalf of our customers, BATS Trading is exposed to some counterparty credit risk in the case of failure to perform on the part of our clearing firms, Wedbush Securities or Morgan Stanley. Wedbush Securities and Morgan Stanley guarantee trades until one day after the trade date, after which time NSCC provides a guarantee. Thus, BATS Trading is potentially exposed to credit risk to the counterparty to a trade routed to another market center between the trade date and one day after the trade date in the event that Wedbush Securities or Morgan Stanley fails. We believe that any potential requirement for us to make payments under these guarantees is remote and accordingly, have not recorded any liability in the consolidated financial statements for these guarantees.

        Similarly, with respect to orders in U.S. listed equity options, we route orders for execution to other national securities exchanges through either BATS Trading or through affiliates of Bank of America Merrill Lynch and Wedbush Securities, as discussed above. For orders in U.S. listed equity options routed through Bank of America Merrill Lynch or Wedbush Securities and executed on another national securities exchange, BATS Trading has counterparty credit risk exposure to Bank of America Merrill Lynch or Wedbush Securities until a trade settles (generally one day after the trade date). For orders in U.S. listed equity options routed directly by BATS Trading to, and executed on, another national securities exchange, BATS Trading also has counterparty credit exposure to Bank of America Merrill Lynch, which acts as BATS Trading's options clearing firm on such transactions. We believe that any potential requirement for us to make payments under these guarantees is remote. Accordingly, we have not recorded any liability in our consolidated financial statements for these guarantees.

        Historically, we have not incurred any liability due to a customer's failure to satisfy its contractual obligations as counterparty to a system trade. Credit difficulties or insolvency, or the perceived possibility of credit difficulties or insolvency, of one or more larger or visible market participants could also result in market-wide credit difficulties or other market disruptions.

        We do not have counterparty credit risk with respect to institutional spot FX trades occurring on the BATS Hotspot Platform because BATS Hotspot is not a counterparty to any FX transactions. All transactions occurring on the BATS Hotspot Platform occur bilaterally between two banks or prime brokers as counterparties to the trade. While BATS Hotspot does not have direct counterparty risk, BATS Hotspot may suffer a decrease in transaction volume if a bank or prime broker experiences an event that causes other prime brokers to decrease or revoke the credit available to the prime broker experiencing the event. Therefore, BATS Hotspot may have risk that is related to the credit of the banks and prime brokers that trade FX on the BATS Hotspot Platform.

        We also have credit risk related to transaction fees that are billed in arrears to customers on a monthly basis. Our potential exposure to credit losses on these transactions is represented by the receivable balances in our consolidated statements of financial condition. Our customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets.

        On a regular basis, we review and evaluate changes in the status of our counterparties' creditworthiness. Credit losses such as those described above could adversely affect our consolidated financial position and results of operations. Any such effects to date have been minimal.

BUSINESS

Overview

        We are a leading global operator of securities exchanges and other electronic markets enabled by world-class technology. We provide trade execution, market data, trade reporting, connectivity and risk management solutions to brokers, market makers, asset managers and other market participants, ultimately benefiting retail and institutional investors across multiple asset classes. Our principal objective is to improve markets by maximizing efficiency and mitigating trade execution risk for market participants. Our asset class focus currently comprises listed cash equity securities in the United States and Europe, listed equity options in the United States and institutional spot FX globally, as well as ETPs, including ETFs, in the United States and Europe. Trade execution comprised 44.7% of our revenues less cost of revenues, and market data and connectivity, or non-transaction revenues, comprised 55.3% of our revenues less cost of revenues for the nine months ended September 30, 2015.

        We are the second largest exchange operator in U.S. listed cash equity securities trading by market share, the largest exchange operator of ETFs and other ETPs by market share, and the largest European exchange operator as measured by notional value traded. In addition, for each of the four consecutive months ended November 30, 2015, we were the largest equities market operator globally as measured by notional value traded. Moreover, during 2015 we operated the fastest growing market in the United States for exchange traded options as measured by market share.

        We improve markets by maximizing efficiency and mitigating trade execution risk, in part by offering low-cost, innovative pricing and low-latency trade execution enabled by resilient and robust proprietary technology. For example, during the three months ended September 30, 2015, our net capture, including auctions, in the U.S. equities market was approximately 40% of the rate reported by NASDAQ Group's U.S. equities operations and Intercontinental Exchange's NYSE operations, while our net capture, including auctions, in the European listed equity securities market was approximately 54% of the rate reported by the London Stock Exchange's European equities operations. During the third quarter of 2015, our net capture in the U.S. listed equity options market was 6% to 20% of the rate reported by CBOE, NYSE Arca, NYSE MKT, NASDAQ Options Market and NASDAQ PHLX.

        We develop, own and operate the BATS trading platforms, which deploy our proprietary technology designed to offer some of the fastest and most reliable trading systems available. Our diverse exchange platforms are designed to facilitate price discovery by encouraging the quoting of competitive lit prices but also offer opportunities to post dark trading interest on our U.S. and European order books. In the United States, we operate four national securities exchanges, BZX, BYX, EDGX and EDGA. All four BATS exchanges trade listed cash equity securities and ETPs, while offering different pricing alternatives. BZX also serves as a listing destination for ETPs, and each of BZX and EDGX also operate a market for trading listed equity options. BZX Options is a pure price/time priority market, while EDGX Options offers a customer priority, "pro rata" model. We also operate a broker-dealer in the United States, BATS Trading, which provides routed transaction services for listed cash equities for BZX, BYX, EDGX and EDGA and listed equity options for BZX and EDGX.

        In Europe, BATS Chi-X Europe operates both an MTF and RM under its RIE status. BATS Chi-X Europe operates two lit books, a periodic auctions book and two dark books on its MTF, and operates one lit book and one dark book on its RM. On these books we offer trading in listed cash equity securities from within 23 European indices and 15 major European markets, in addition to ETFs, exchange-traded commodities and international depositary receipts. With regard to FX, we operate separate New York and London area matching engines that offer access to trading in more than 60 currency pairs and gold and silver bullion. Our platforms are designed to facilitate price discovery by encouraging the quoting of competitive, lit prices but also offer opportunities to post dark trading interest on our U.S. and European order books. We also operate a broker-dealer in Europe,

Chi-X Europe Limited, which provides routed transaction services for listed cash equities within the European markets solely for BATS Chi-X Europe.

        Our BATS Hotspot Platform offers an independent, transparent electronic marketplace structure where institutional buyers and sellers worldwide can trade FX directly and anonymously with each other.

        For the nine months ended September 30, 2015, we had a 21.1% share of the overall U.S. equity market, a 22.4% share of the trading of ETPs and a 9.9% share of the U.S. equity options market. In Europe, for the nine months ended September 30, 2015, we had a 24.2% share of European trading in the securities available for trading on BATS Chi-X Europe. In addition, we had $27.8 billion ADNV in our Global FX segment from the BATS Hotspot Acquisition on March 13, 2015 to September 30, 2015. Globally, for the nine months ended September 30, 2015, we had an 11.5% share of the publicly reported institutional spot FX market.

        Our revenue consists primarily of transaction fees, regulatory fees, market data fees and port fees. On a consolidated basis, our revenues less cost of revenues were $285.8 million for the nine months ended September 30, 2015, which represents a 27.7% increase from the $223.8 million generated for the nine months ended September 30, 2014. Non-transaction revenues were 55.3% of revenues less cost of revenues for the nine months ended September 30, 2015. On a consolidated basis, we generated $307.5 million in revenues less cost of revenues for the year ended December 31, 2014. Adjusting for growth through acquisitions, our organic compound annual growth rate of revenues less cost of revenue for the last four years was 12.8%. For the nine months ended September 30, 2015, our Normalized EBITDA margin was 60.4%, an increase from 54.1% for the nine months ended September 30, 2014. We use the non-GAAP measure of Normalized EBITDA margin to measure our performance. Normalized EBITDA margin is a non-GAAP measure that is reconciled to net income in the section titled "Summary Historical and Pro Forma Financial and Operating Data."

        The charts below show our share of the U.S. equity market, European equity market, U.S. equity options market and institutional spot FX market for the time periods shown:

BZX, BYX(1), EDGX and EDGA(2) Combined
Share of U.S. Equity Market by Quarter

Source:
Data as published through the UTP Plan and CTA Plan feeds.

(1)
BYX began trading listed cash equity securities during the fourth quarter of 2010.

(2)
EDGX and EDGA data included as of Direct Edge Acquisition on January 31, 2014.

        In connection with launching new markets, we have often offered pricing specials which may generate short-term losses, but generally result in significant growth in short- and long-term market share as customers have continued to use our markets even after pricing specials end. For example, we began trading listed cash equity securities and ETPs on BYX during the fourth quarter of 2010 using an inverted pricing model and did not lose market share in BZX as a result of the launch of BYX or when the inverted pricing model was reversed on BYX to provide positive net capture. With the Direct Edge Acquisition, we have implemented diverse pricing alternatives to attract a broader customer group and drive market share in our U.S. Equities segment. Our U.S. Equities market share increased from 18.9% for the nine months ended September 30, 2014 to 21.1% for the nine months ended September 30, 2015.

 BATS Chi-X Europe(1)
Share of European Equity Market by Quarter

Source:
Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors.

(1)
Chi-X Europe data included as of its acquisition on November 30, 2011.

BZX and EDGX(1) Combined
Share of U.S. Equity Options Market by Quarter

Source:
Data as published by OPRA.

(1)
EDGX began trading listed equity options during the fourth quarter of 2015.

        Our market share has significantly increased from the launch of our first options exchange in 2010 to the third quarter of 2015. This was primarily a result of increased sales and business efforts, competitive pricing changes, strategic pricing of tiers, movement to a strategic data center and increased customer affinity. As a result of our increased market share, more customers hit our highest pricing tiers, and our net capture per touched contract has decreased from $0.049 per contract to $0.027 per contract for the three months ended September 30, 2014 and 2015, respectively.

Global FX(1)
Share of Institutional Spot FX Market by Quarter

Source:
Data internally compiled by us utilizing publicly reporting institutional spot FX venues.

(1)
We acquired BATS Hotspot in January 2015. Market share presented as if BATS Hotspot had been acquired as of January 1, 2010 to provide a context of historical performance.

        Our BATS Hotspot Platform offers an independent, transparent electronic marketplace structure where institutional buyers and sellers worldwide can trade FX directly and anonymously with each other. The BATS Hotspot Platform includes true price competition with full depth of book display, centralized price discovery and tailored liquidity solutions. BATS Hotspot's model provides full market transparency and greater control of the trading process, enabling better trade execution and lower execution costs. The BATS Hotspot Platform uses a price/time priority model. The BATS Hotspot Platform consists of a mixture of both firm and non-firm liquidity provided by both clients and dedicated liquidity providers and enables BATS Hotspot to offer its clients customized liquidity solutions. BATS Hotspot clients are charged either a flat or tiered commission rate based upon the notional amount traded on the BATS Hotspot Platform. These rates are expressed as U.S. dollars per million notional U.S. dollars traded. The flat commission rate or tiers applicable to each client are determined on a client by client basis by BATS Hotspot management and sales in light of market forces and client activity.

        All of the BATS trading platforms deploy our proprietary technology designed to offer some of the fastest and most reliable trading systems available. They provide market participants with the ability to access, process, display and execute orders on each of our markets and were internally developed by our team of industry market structure and technology professionals with the goal of maximizing efficiency and mitigating trade execution risk for market participants. Specifically, our securities platform provides access to, and a comprehensive display of, trading interest by market participants at the highest price at which a customer is willing to buy a security, or the best bid, and the lowest price at which a customer is willing to sell that security, or the best offer. In addition, our securities platform provides access to and the display of orders ranked in price/time priority at prices lower than the best bid and higher than the best offer. Also known as "depth of book," these orders reflect the size of displayed trading interest available at each successive price increment lower than the best bid and higher than the best offer. Our securities platform also offers opportunities to post dark trading interest on our U.S. and European lit integrated order books. These dark orders, which are often at prices better than the best displayed bids and offers, can provide price improvement to investors seeking to access our markets. Price improvement occurs, for example, when an investor submits an incoming order seeking to sell against the displayed best bid but instead executes against a hidden order that is willing to buy at a higher price than the highest displayed bid on the book. In addition, dark orders can also reduce the potential market impact to investors seeking to trade large orders by providing them the ability to enter those orders into the market without advertising such trading interest to others. Moreover, in Europe, we operate two dark books on our MTF and one dark book on our RM.

Our History

        We were formed in 2005 as an alternative to the NYSE and the NASDAQ Stock Market, or NASDAQ, in response to increased consolidation among U.S. listed cash equity market centers. Since our founding, we have achieved the following milestones:

  •
  January 2006: Launched our electronic communication network, or ECN, a type of alternative trading system, or ATS, which initially focused on the trading of NASDAQ-listed securities.

  •
  May 2006: Began trading in American Stock Exchange (now NYSE MKT)-listed securities and, in February 2007, NYSE-listed securities.

  •
  March 2008: Entered the European markets by launching an MTF to compete on a pan-European basis against the incumbent securities exchanges, formally launching BATS Chi-X Europe, then known as BATS Europe, in October 2008.

  •
  November 2008: Converted our ECN to a national securities exchange, BZX, which allowed us to participate in, and earn market data fees from, the U.S. tape plans, reduce our clearing costs and operate a primary listings business.

  •
  February 2010: Expanded into a new asset class by offering trading of listed equity options on BZX.

  •
  October 2010: Launched BYX, a second national securities exchange for trading listed cash equity securities.

  •
  November 2011: Acquired Chi-X Europe and it became a wholly-owned subsidiary and changed its name to BATS Chi-X Europe.

  •
  December 2011: Launched a primary listings business in the United States on BZX.

  •
  May 2013: Received approval from the United Kingdom regulators to convert our pan-European MTF into an RIE, and in December 2013, BATS Chi-X Europe acquired a 25% interest in EuroCCP, the largest equities central clearing counterparty in Europe.

  •
  January 2014: Acquired Direct Edge Holdings LLC, which included the two exchanges, EDGX and EDGA.

  •
  March 2015: Acquired Hotspot FX Holdings, LLC, which owned KCG Hotspot FX LLC, the operator of an electronic trading platform for institutional spot FX, or the BATS Hotspot Platform.

  •
  November 2015: Launched EDGX Options successfully.

Our Trading Model

        Like many of our competitors, we have adopted "maker-taker" and "taker-maker" pricing models in our markets instead of charging a transaction fee for each party to a trade. The maker-taker pricing model is designed to incentivize market makers to provide liquidity on a continuous basis. Participants are attracted to markets that have continuous, deep liquidity, which provides more opportunity to buy and sell equities immediately and with minimal adverse effect on prices. Because market makers supply a valuable service to markets by providing liquidity, maker-taker pricing rewards them with a rebate.

        Under our maker-taker pricing model, on BZX (for both listed cash equity securities and listed equity options) and EDGX (for listed cash equity securities and listed equity options) and on certain order books of BATS Chi-X Europe, a customer posting an order on our book, which we refer to as the liquidity maker or liquidity provider, is paid a rebate for an execution occurring against that order, and a customer executing against an order resting on our book, which we refer to as the liquidity taker or liquidity remover, is charged a fee. We generate a substantial portion of our operating income from the difference between the maker rebate and the taker fee. We believe this type of fee schedule is attractive to customers who regularly provide liquidity. Although customers must pay a fee to access that liquidity, that fee is explicitly disclosed and charged to all customers.

        The BYX and EDGA taker-maker pricing model provides that a liquidity taker will be paid a rebate for executing against an order resting on our book, and the liquidity provider will be charged a fee for posting such an order. In this case, we generate operating income from the difference between the maker fee and the taker rebate. Currently, both the fee and the rebate on each of BYX and EDGA are significantly less than the rebates and fees in place on BZX and EDGX. We believe this appeals to market participants who are primarily interested in the most cost-effective means of accessing resting liquidity, but less concerned about the depth of liquidity available on the market. In addition, we believe this model appeals to market participants trading lower-priced securities.

        For unfilled orders, we also provide our customers a smart-order routing service, enabling the onward routing of unfilled orders to other market centers. In the United States, this is facilitated through an order routing facility, our wholly-owned broker-dealer subsidiary, BATS Trading. In Europe, BATS Chi-X Europe uses a similar approach through its broker-dealer subsidiary, Chi-X Europe Limited, and is one of the few market centers in Europe that provides such routing services to its customers. All orders routed away from BZX, BYX, EDGX and EDGA are sent to BATS Trading for routing, which may, in turn, use a third-party broker-dealer to establish back-up connectivity to another exchange in the event that BATS Trading's connection to such exchange fails, because BATS Trading does not have a direct connection to such exchange or to take advantage of tiered pricing rates at such exchange. We rely on Bank of America Merrill Lynch, Citigroup and affiliates of Citigroup, Morgan Stanley, Credit Suisse and Lime Brokerage, each of which is an affiliate of one of our principal investors, to route orders that are not routed directly by BATS Trading. Once BATS Trading (or such third-party broker-dealer) fills an order on another market, it sends the executed trade to a clearing broker to match the details of the trade with the clearing broker for the other party to the trade. We rely on Wedbush Securities and Morgan Stanley, both of which are affiliates of our principal investors and members of NSCC, to clear trades in U.S. listed cash equity securities routed by us to other markets; and we rely on Bank of America Merrill Lynch and Wedbush Securities, also affiliates of principal investors and clearing members of the OCC, to clear trades in U.S. listed equity options that we route to other markets. On the settlement date of the trade, our clearing broker will deliver or receive the matched amount of securities or funds to settle the trade with the other party to the trade.

        In addition, in the United States, we derive a substantial portion of our revenue from market data fees from U.S. tape plans, including UTP, CTA, CQS and the OPRA. Fees, net of plan costs, from UTP, CTA and CQS are allocated and distributed to plan participants like us according to their share of tape fees based on a formula, required by Regulation NMS, which takes into account both trading and quoting activity.

Our Listing Model

        BZX and BATS Chi-X Europe serve as listing destinations for ETPs. As of September 30, 2015, BZX had 35 listings and BATS Chi-X Europe had nine listings. In October 2015, we launched on BZX an innovative pricing model for issuers called the BATS ETP Issuer Incentive Program, as part of the unveiling of the BATS ETF Marketplace. Under the traditional model issuers pay an application fee as well as an annual listings fee to an exchange for the listing of each security and the annual listing fee increases as the product grows (as measured by total shares outstanding). When listing on BZX, issuers pay no application fee and no annual fee for listing. Instead, under the BATS ETP Issuer Incentive Program, BZX pays the issuer an annual incentive for each security it lists on BZX, and the amount BZX pays increases as the product grows (as measured by CADV), from $3,000 per year up to $400,000 per year. The payments made under the BATS ETP Issuer Incentive Program are funded by the increased trading fees BZX receives as the issuer's ADV increases. BZX shares that revenue directly with the issuer in form of an annual rebate.

        Both BZX and BATS Chi-X Europe also offer issuers the choice of a more traditional market maker program referred to as the BATS LMM program on BZX and the BATS Chi-X Europe Liquidity Provider Program, or LPP on BATS Chi-X Europe. Under the LMM program, a single market marker is selected by the issuer to be its LMM on BZX. The LMM has certain quoting obligations that it must adhere to and BZX pays the LMM an enhanced rebate for executions against its displayed orders in the issuer's security and charges a reduced fee when the LMM executes against other orders in the issuer's security on the BZX book. Under the LPP, BATS Chi-X Europe offers two programs designed for participants that wish to provide liquidity by posting and maintaining executable quotes within certain set parameters with the result of providing liquidity on a regular and ongoing basis. The main differences between the two programs relate to the specified price and required time commitments. The minimum term requirement is 30 days. No additional fees or rebates apply to the LPP. BATS Chi-X Europe also offers a competitive liquidity program, which is a rebate-based scheme designed to encourage quoting activity and therefore increase liquidity in issuer-sponsored ETFs on BATS' RM.

        Both BZX and BATS Chi-X Europe also offer an innovative market maker program for their listed securities, called the CLP program. The CLP program is a supplemental, rewards-based program designed to encourage quoting competition among market makers in securities listed on BZX or BATS Chi-X Europe. On both BZX and BATS Chi-X Europe the CLP program is funded by the issuer. On BZX, the issuer can choose to fund the CLP program in an annual amount between $5,000 and $100,000; on BATS Chi-X Europe, the issuer can choose to fund the CLP program in any amount. The CLP program provides a daily reward to the two or three market makers (depending on the annual amount the issuer commits to the CLP program) quoting the greatest size throughout the trading day at the NBBO. The total daily reward divided between the market makers in each security on BZX ranges between approximately $20 and $400, depending on the annual amount the issuer commits to the CLP program, and on BATS Chi-X Europe the total daily reward generally ranges between €100 and €300.

Industry Overview

  Market Structure and Regulatory Developments

  U.S. Listed Cash Equity Securities

        Several regulatory developments, together with innovations in technology and improvements in the speed of communication, have fundamentally changed the way U.S. listed cash equity markets operate over the last 20 years. In 1996, the SEC adopted the "order handling" rules which facilitated the growth of ECNs as alternatives to national securities exchanges for displaying and executing orders. Under the order handling rules, a market maker may pass an order to an ECN for public display and execution. This "ECN display alternative" provided the basis for ECNs to be viable competitors to national securities exchanges for displaying and executing orders.

        In 1998, the SEC adopted Rule 3b-16 and Regulation ATS under the Exchange Act. Rule 3b-16 defines the circumstances under which an ATS constitutes a securities exchange requiring registration, and Regulation ATS provides an exemption from exchange registration for ATSs that comply with certain conditions. After the adoption of Regulation ATS, trading venues like our original ECN were provided the choice of registering as a national securities exchange or an ATS.

        Beginning in 2000, the SEC also required trading venues posting to the consolidated tape to move to decimal pricing, or the quoting of stock prices in dollars and cents rather than in dollars and fractions of a dollar. Decimal pricing resulted in narrower trading spreads, providing automated market makers with an advantage over traditional market makers.

        Furthermore, the SEC adopted Regulation NMS in 2005 to protect the quality of trade executions. Regulation NMS provides price protection for each exchange's best displayed quotes that are electronically accessible for immediate trade execution and resulted in a dramatic shift to electronic trading as exchanges automated their trading systems to take advantage of this price protection. See "Regulation."

        In addition, the SEC published a concept release in early 2010 that focused on equity market structure, in 2012, the SEC adopted a rule requiring FINRA and the national securities exchanges to create a CAT, and in 2015, the SEC formed an Equity Market Structure Advisory Committee of industry experts to advise the SEC on possible regulatory changes. See "Regulation—Recent Developments."

  European Listed Cash Equity Securities

        As in the United States, the market for listed cash equities in Europe has changed in response to both regulatory and technological developments. In particular, MiFID marked a fundamental change in the European market for trading listed cash equity securities. To create competition among markets, MiFID abolished the "concentration rule," which required firms to route orders only to national stock exchanges, and extended the concept of "passporting," which allows firms authorized to carry on business in one EEA member state to carry on business in other EEA member states. Abolition of the concentration rule and the extension of passporting paved the way for new entrants to compete against other national stock exchanges from a single location within the European Union. For example, the LSE, which represented 99.5% of on-exchange trading in LSE-listed cash equity securities for 2007, has seen its share of trading in LSE-listed cash equity securities decline to between 50-60% for the nine months ended September 30, 2015 and its overall share in European cash equity securities was approximately 19.2% for the nine months ended September 30, 2015.

        MiFID is currently in the process of being updated. The new legislation, known as MiFID II and MiFIR, is currently scheduled to apply from January 3, 2017, although there is a potential for delay until January 2018, and will generally tighten the requirements placed on both exchanges and investment firms. In particular, use of certain waivers from pre-trade transparency will be capped as a percentage of total market volume and a general trading obligation will require almost all equity trades to be conducted on a duly registered trading venue. Furthermore, MiFID II will apply mandatory, equity-like transparency requirements to non-equity markets, such as fixed income.

  U.S. Listed Equity Options

        The market for listed equity options is part of a large and growing global derivatives industry. In general, derivatives trade either through a national securities exchange, another execution facility or OTC (depending on the derivative). One of the most fundamental differences between the U.S. listed cash equities market and the U.S. listed equity options market is that while listed cash equities trading can be conducted "off-exchange," all U.S. listed equity options trading must take place "on-exchange." As of September 30, 2015, there were thirteen authorized U.S. options exchanges, and a fourteenth currently pending approval.

        The most significant changes within the U.S. listed equity options market have been the move to penny-increment price quotes for many options and the shift away from the traditional pricing model, pursuant to which both sides pay a fee, for executing trades. In January 2007, prices for options on several different stocks and ETFs began to be quoted in penny increments as part of an industry-wide pilot program approved by the SEC, called the penny pilot. Additional options classes have been added over time to the penny pilot since the initial rollout. For the month of September 2015, approximately 72.9% of options volume traded in penny increments. The conversion of the U.S. listed equity options market from nickel- or dime-increment price quotes to penny-increment price quotes has contributed to significant growth in overall options market volume as the industry expanded from a total volume of 1.8 billion contracts in 2006 to 16.3 billion in 2015.

        We began trading listed equity options on BZX in February 2010 and leveraged our experience in the U.S. listed cash equities market to capitalize on these industry developments, and had a 10.9% market share for the third quarter of 2015. We began trading listed equity options on EDGX in November 2015.

        Currently, options exchanges utilize two types of trading models, which include classic and maker-taker. The classic model is based on a customer priority/pro-rata allocation. In this model, the customer orders are traded before the non-customer orders resting at the same price and the non-customer orders are allocated based on their size. Option exchanges also offer single-leg and multi-leg trading functionality. A single-leg trade includes trading of standard call and put options while a multi-leg trade primarily includes trading of options strategies such as spread, straddles and covered calls. BZX competes in the maker-taker pricing model while EDGX competes in the classic single-leg model. A significant portion of the classic model also includes trading in price-improvement auction mechanisms. We do not currently offer these auction mechanisms but plan to do so in the future. In addition, we also plan to offer trading of multi-leg strategies.

  Global FX

        While the global institutional spot FX market remains largely unregulated, the enactment of Dodd-Frank and its related regulations in the United States. and the ongoing implementation of MiFID II and MiFIR in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on an organized trading venue such as a SEF or DCM in the United States or on an MTF or OTF in Europe. Trading on these venues has also been enabled by technological developments that facilitate the electronic trading of spot FX and currency derivatives. Moreover, this movement is highlighted by the recent publication of the Fair and Effective Markets Review Final Report and the

March 2015 Global Preamble: Codes of Best Market Practice and Shared Global Principles, which may lead to additional oversight and regulation in the global FX market.

  Competitive Dynamics

  U.S. Listed Cash Equity Securities

        Market participants now have multiple venues for the execution of orders. Although many of the initial ATSs and ECNs were absorbed or acquired by competing exchanges, a number of other off-exchange venues developed, including "dark pools." Dark pools appeal to participants that wish to minimize the market impact of their orders. However, dark pools generally have higher clearing costs than national securities exchanges and, like ATSs and ECNs, are not eligible to share directly in proceeds of the sale of consolidated market data. Examples of dark pools include crossing networks such as Liquidnet and internal matching engines belonging to individual broker-dealers. By matching a trade internally rather than submitting the trade to an exchange, a broker-dealer can retain more of the spread. The increase in volume of off-exchange trades is shown in the table below by the increase in trades reported to the trade reporting facilities, which report all off-exchange trades as required by FINRA regulations.

        The table below shows the relative market share of the U.S. listed cash equities market of each of the following group of trading venues in 2010 compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30, 2015	Year Ended December 31, 2010		Increase/ (Decrease)
BATS	21.1%	15.3	%(1)	5.8%
NYSE	24.0%	27.7%		(3.7)%
NASDAQ	19.0%	22.1%		(3.1)%
FINRA Trade Reporting Facility	35.3%	33.9%		1.4%
Other	0.6%	1.0%		(0.4)%

Source:
Data as published through the UTP Plan and CTA Plan feeds.

(1)
BATS' market share for the year ended December 31, 2010 is presented on a pro forma basis to give effect to the Direct Edge Acquisition and BATS Hotspot Acquisition.

  European Listed Cash Equity Securities

        The market for execution services in Europe has become significantly more competitive following the introduction of MiFID. We expect that competition in pan-European trading will continue to increase in the near term, though MiFID II and MiFIR will place more onerous conditions on trading venues and investment firms and restrict certain types of trading activity.

        The table below shows the relative market share of the European listed cash equities market of each of the following trading venues in 2011 compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30, 2015	Year Ended December 31, 2011	Increase/ (Decrease)
BATS Chi-X Europe	24.2%	24.2% (1)	—
LSE and Borsa Italiana	19.2%	20.2%	(1.0)%
Euronext	14.7%	15.9%	(1.2)%
Xetra and Deutsche Börse(2)	10.2%	12.7%	(2.5)%
Turquoise	9.1%	5.1%	4.0%
SIX Swiss Exchange	6.8%	6.1%	0.7%
NASDAQ OMX	5.5%	6.0%	(0.5)%
Bolsa de Madrid	4.2%	5.7%	(1.5)%
Other	6.1%	4.1%	2.0%

Source:	Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors.
(1)
Market share for BATS Chi-X Europe for the year ended December 31, 2011 is pro forma for the acquisition of Chi-X Europe.

(2)
Market shares for Xetra and Deutsche Börse are presented on a combined basis.

  U.S. Listed Equity Options

        The market for the trading of U.S. listed equity options is intensely competitive and is in the midst of significant evolution, driven primarily by the recent regulatory changes discussed above, acquisitions of options exchanges by cash equities exchanges and the recent authorization by the SEC of several new options exchanges. For example, in November 2015, we launched our second options exchange, EDGX Options, and ISE intends to launch a second options exchange, referred to as ISE Mercury, in the near future, pending regulatory approval. Today, several U.S. cash equity exchanges operate at least one options market that utilizes maker-taker pricing. As a result of these changes, the U.S. options market is beginning to look more like the U.S. listed cash equity securities market.

        The table below shows the relative market share of the U.S. listed equity options market of each of the following trading venues in 2011 compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30, 2015	Year Ended December 31, 2011	Increase/ (Decrease)
BATS	9.9%	3.0%	6.9%
NASDAQ	24.4%	26.3%	(1.9)%
CBOE	22.2%	26.0%	(3.8)%
NYSE	18.3%	24.6%	(6.3)%
ISE	15.7%	17.1%	(1.4)%
Boston Options Exchange	2.9%	3.0%	(0.1)%
Miami Stock Exchange	6.6%	—	6.6%

Source:	Data as published by OCC.

  Global FX

        The institutional spot FX market is fragmented and highly competitive, with transparent automated marketplaces such as BATS Hotspot challenging ICAP plc (Electronic Booking System) and Thomson Reuters (Reuters Matching, FXall). While the institutional spot FX market recently has been experiencing a shift from other competing interbank platforms to ECNs, the electronification of institutional spot FX may encounter resistance from clients that still prefer to utilize the phone, Reuters Conversational Dealing, Instant Bloomberg Chat, Bloomberg terminals and key banking relationships for price discovery and trading. Furthermore, electronification of FX appears to be experiencing more resistance outside the U.S. The electronic FX market is also intensely competitive, with ICAP plc (Electronic Booking System), Thomson Reuters (Reuters Matching, FXall), FX Connect, CME Group, Currenex, 360T, Bloomberg, FastMatch, Gain GTX and others competing for market share. Additionally, exchange operators are actively expanding into the global FX market. For example, Deutsche Börse has recently completed its acquisition of 360T and NASDAQ has announced its plans to launch an FX trading market. Moreover, the current market may experience consolidation, such as the recent acquisition of Molten Markets by ICAP plc (Electronic Booking System).

        The table below shows the relative market share of the publicly reporting trading venues in 2010 compared to the nine months ended September 30, 2015:

	Nine Months Ended September 30, 2015	Year Ended December 31, 2010	Increase/ (Decrease)
BATS Hotspot(1)	11.5%	6.0%	5.4%
EBS	39.8%	49.0%	(9.2)%
Thomson Reuters	46.0%	45.0%	1.0%
Fastmatch	2.7%	0.0%	2.7%

Source:	Data internally compiled by us utilizing publicly reporting institutional spot FX venues.
(1)
We acquired BATS Hotspot in March 2015. Market share presented as if BATS Hotspot had been acquired as of January 1, 2010.

Our Competitive Strengths

        As a result of these industry developments, newer trading centers like ours are better able to compete against competing exchanges based on technology, price and customer experience. We believe that the following competitive strengths position us well to capitalize on these industry dynamics:

  •
  Leading and Attractive Market Positions.  We are a leading global operator of securities exchanges and other electronic markets and have an attractive market share in the markets we serve. In U.S. listed cash equities, we are the second largest exchange, with a market share of 21.1% of the overall U.S. equity market for the nine months ended September 30, 2015. Our U.S. exchanges also execute the largest share of trading in ETPs, including ETFs and exchange-traded notes, with a 22.4% share of the trading of ETPs for the nine months ended September 30, 2015. In European listed equities, we execute the largest notional value of pan-European equities traded by a single market operator RIE, with a market share of 24.2% of European trading in the securities available for trading on BATS Chi-X Europe for the nine months ended September 30, 2015. In addition, we have a substantial presence in the FX markets with our recent BATS Hotspot Acquisition, with an 11.5% market share of the publicly reported institutional spot FX market for the nine months ended September 30, 2015. The combination of our attractive market positions, the quality of our markets and the expertise of our teams have enabled us to grow our market share across our markets over the last four years.

  •
  Leading Proprietary Technology Platform.  We develop, own and operate a proprietary technology platform, which we designed to optimize reliability, speed, scalability and versatility across all of our markets.

  •
  Our trading platforms have experienced very low operational downtime, as demonstrated by the fact that for the nine months ended September 30, 2015 and the year ended December 31, 2014, all of our global markets were immediately and automatically accessible (i.e., fully operational) 99.992% and 99.991% of the time, respectively. For the nine months ended September 30, 2015, five of our global exchanges were fully operational 100% of the time. We believe that this reliability gives our customers an additional incentive to use our platforms to mitigate trade execution risk, especially in times of extreme market volatility.

  •
  Our average latency, which measures the time that it takes for us to process an order message, has decreased 94% from over 930 microseconds in January 2007 to approximately 54 microseconds for the nine months ended September 30, 2015.

  •
  We use the same technology platform across all of our equities and options markets, which optimizes efficiency, versatility, resiliency and scalability and maximizes uniformity of customer experience. We acquired an additional proprietary trading platform with the BATS Hotspot Acquisition in March 2015, and we are evaluating its migration to our existing BATS technology platform in the coming years. In order to continuously implement new enhancements to our trading platforms, new software releases are deployed to our markets multiple times per month.

  •
  Highly Attractive Operating Model.  The scalability of our technology platforms and the efficiency of our operations allow us to continue to grow with limited additional capital investment. We use technology to leverage our products and employees across multiple asset classes and geographies. As a result, we are able to operate with lower overhead than many competing exchanges. In addition, unlike competing exchanges, we are not burdened by legacy infrastructure. With 284 employees globally as of September 30, 2015, we have captured substantial market share from traditional exchanges in the United States and Europe while maintaining substantially lower fixed costs. This scalability and our low cost structure have driven our Normalized EBITDA margins to 60.4% for the nine months ended September 30, 2015, which is up 6.3 percentage points from the nine months ended September 30, 2014. Along with the substantial amount of non-transactional revenue we generate, our operating leverage provides us with opportunities to continuously improve our operating margins and generate significant operating cash flows.

  •
  Commitment to Competitive and Innovative Pricing.  Due to our operating leverage, we are able to profitably employ an aggressive, low-spread pricing strategy, which we believe provides us with an important competitive advantage. In addition, we have employed innovative, and in some cases, disruptive pricing strategies to increase our market share and improve net capture across our markets.

  •
  Proven Ability to Rapidly Execute on Market Opportunities.  Since our inception, we have demonstrated a unique ability to efficiently expand into new products and new markets, through our effective navigation of dynamic regulatory environments and our identification and successful execution of transformational acquisitions. We do so by leveraging our vast industry expertise and through a continuous dialogue with regulators and key market participants. For example:

  •
  we launched trading in the United States within seven months of our initial incorporation, executed our first trades in the European market within seven months of receiving board approval, began trading listed equity options within eight months of receiving board approval and launched our first ETF listings within three months of receiving final approval from the Securities and Exchange Commission, or the SEC; and

    •
    we successfully executed the transformational acquisitions of Chi-X, Direct Edge and Hotspot in 2011, 2014 and 2015, respectively, in an effort to accelerate our expansion into new products and geographies. Our rapid integration of these businesses and our realization of synergies from them have strengthened our competitive position and improved our financial results.

  •
  Unique Partnership-Driven Product Design and Delivery.  We are structured and committed to deliver a differentiated experience to our customers, through our offering of innovative order types, risk management tools and other products and services. In part due to our strong relationships with our principal investors and their affiliates, we benefit from access to the strategic insights and industry expertise of some of the most active market participants. For example, we offer several products that enable our customers to monitor their order handling on our markets in real-time, such as our user dashboard and latency reports, both of which are web-based tools designed to provide customers with real-time information about their connectivity to our platform and the speed at which their orders are processed and executed within our markets. We also operate one of the few market centers in Europe that offer routing services to other venues that publicly display quotes, or lit venues, which we believe provides an added incentive to use our market. Additionally, EDGX has typically been the preferred exchange destination for retail limit orders as we provide a service model for the retail trading community's unique needs, competitive rates and a general advocacy and support for retail investors.

  •
  Seasoned Management Team with a Core Focus on Technology.  Our management team has extensive experience in financial market operations with a strong background in technology. In addition, a significant portion of our management team has worked together for several years, and several of our founding employees continue to be employed with us. We believe that our management team has demonstrated its ability to grow our business through continued product and technological innovations and that our team of technology professionals is among the best in the industry.

Our Growth Strategies

        We believe that we are well positioned to leverage our competitive strengths to enhance our market position, develop new products and services and continue expanding into new asset classes and geographies. We continually analyze new opportunities and, in particular, intend to pursue the following growth strategies:

  •
  Increase Penetration in U.S. Options with New Products and Services.  We believe there are significant opportunities to generate additional revenue from U.S. listed options by expanding the functionality and pricing models available on our exchanges to attract order flow from new customer segments. In November 2015, we launched our second options exchange, EDGX Options, with a customer-priority, "pro rata" market model as a complement to our existing BZX Options exchange featuring a price/time-priority model. We intend to compete in the larger "pro rata" segment of the options market with EDGX by offering very competitive pricing, a robust technology platform and superior customer service. We plan to develop new functionality on the platform to specifically target more marketable flow from retail customers, more auction flow and growing complex order flow from institutional investors. In addition, we are continuing to explore the development of index and other higher-margin proprietary options products to trade on our exchanges.

  •
  Expand Global FX Platform into Other Currency Instruments.  In March 2015, we acquired the BATS Hotspot Platform, which expanded our reach into foreign currency, the world's largest asset class. We believe the September 2015 launch of the BATS Hotspot matching engine in the United Kingdom will provide us with better access to Asian- and European-based customers and therefore allow us to compete more directly against other platforms in London, the center of global FX trading. We also intend to leverage this expanded footprint in institutional spot FX trading to offer BATS Hotspot customers other non-spot FX instruments such as forwards, swaps and options that make up the majority of the over $5 trillion in global daily notional value traded. As regulatory and other structural changes continue to evolve in the FX industry, we intend to enhance our offering to support additional automation and algorithmic trading, enhance client workflow and execution quality and increase penetration into new customer segments.

  •
  Grow U.S. Equities by Leveraging Position in ETPs to Expand Listings.  We have been the number one market by volume for ETP trading for every month of 2015 while remaining the number two U.S. market by volume for overall listed cash equity trading during the same period. We believe this trading market share leadership can be used to attract new ETP listings to BATS or transfers to BATS of existing ETPs listed on other exchanges in both the United States and Europe. In addition to generating more revenues from increased trading volume in ETPs during the trading day, we believe listing ETPs offers us the opportunity to generate higher-margin fees from opening and closing auctions, as well as value-added market data and analytics. In Europe, we intend to capitalize on expected changes to regulatory transparency requirements that can encourage ETP trading to migrate from the more opaque OTC market to regulated exchange markets like BATS Chi-X Europe. We also expect continued global industry expansion in ETP launches, trading volumes and assets, which we hope will create additional opportunities for us to serve issuers, liquidity providers and investors.

  •
  Fully Monetize the Value of Market Data and Connectivity.  As market share and volumes on our exchanges and trading platforms continue to rise, we believe that additional proprietary market data, analytics and connectivity revenues can be generated while continuing to be a leader on price versus competing platforms across all of our segments. In our Global FX segment, we are considering introducing market data products and connectivity fees to our BATS Hotspot Platform. In Europe, we intend to leverage our position as the leading exchange and OTC reporting facility to use our market data to develop indices and other information services.

  •
  Pursue Strategic Opportunities.  We intend to seek additional opportunities to grow through strategic alliances or acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform, offer significant cost synergies and operational efficiencies, and are consistent with our corporate culture. We believe that the establishment of a public trading market for our common stock will enhance our ability to pursue strategic opportunities by providing a currency with which to execute future acquisitions.

Our Markets

  •
  U.S. Equities.  We own and operate four national securities exchanges in the United States for the trading of listed cash equity securities and ETPs, such as ETFs, and are the second largest exchange operator in the United States based on volume of shares traded with a 21.1% share of the U.S. listed cash equity market for the nine months ended September 30, 2015.

 U.S. Equity Market
Nine Months Ended September 30, 2015

Source:	Data as published through the UTP Plan and CTA Plan feeds.
  •
  European Equities.  We offer pan-European trading across 15 European countries from a single location in London. For the month ended September 30, 2015, BATS Chi-X Europe had a 24.8% share of European trading in the securities available for trading on BATS Chi-X Europe. As of September 30, 2015, there were over 4,000 securities and ETPs available for trading on BATS Chi-X Europe and over 12,000 securities reportable through BXTR.

European Equity Market
Nine Months Ended September 30, 2015

Source:	Data internally compiled by us utilizing direct feeds from European trading venues and third-party market data vendors. Data excludes OTC trades.

  •
  U.S. Options.  BZX operates a separate market for the trading of listed equity options, which we launched in February 2010 to participate in the growing market for the trading of derivative products as a result of recent regulatory and market developments, including the shift to penny-increment pricing and the significant increase in the popularity of the maker-taker pricing model. For the nine months ended September 30, 2015, we had a 9.9% share of the U.S. equity options market. The data below does not include EDGX Options, which launched in November 2015.

U.S. Equity Options Market
Nine Months Ended September 30, 2015

Source:	Data as published by OPRA.
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  Global FX.  BATS Hotspot, which was acquired in March 2015, operates an independent, transparent marketplace in institutional spot FX for more than 60 currency pairs and spot gold and silver. The BATS Hotspot Platform includes true price competition with full depth of book display, centralized price discovery and tailored liquidity solutions. BATS Hotspot's model provides full market transparency and greater control of the trading process, enabling better trade execution and lower execution costs. The BATS Hotspot Platform uses a price/time priority model. The BATS Hotspot Platform consists of a mixture of both firm and non-firm liquidity provided by both clients and dedicated liquidity providers and enables BATS Hotspot to offer its clients customized liquidity solutions. BATS Hotspot clients are charged either a flat or tiered commission rate based upon the notional amount traded on the BATS Hotspot Platform. These rates are expressed as U.S. dollars per million notional U.S. dollars traded. The flat commission rate or tiers applicable to each client are determined on a client by client basis by BATS Hotspot management and sales in light of market forces and client activity.

 Global FX Market
Nine Months Ended September 30, 2015

Source:	Data internally compiled by us utilizing publicly reporting spot FX venues.

Marketing

        Our marketing strategy is focused primarily on educating market participants about our value proposition and raising brand awareness through selected media. Through our website and targeted communications aimed at reaching current and potential customers, as well as our presence at industry trade shows and participation in industry forums, we focus on educating customers about the changing dynamics of our industry and the benefits of using our markets.

        This is often accomplished through our senior executives via conversations with the media and appearances at major industry events. We believe enhancing brand awareness within the financial community and among current and potential customers is an important part of our marketing effort.

        We also developed and now publish a market volume page on our website that provides extensive detail about trading volume on the various execution venues in the United States and Europe. We believe that our market volume pages have become an important resource for market participants to track execution volumes across trading venues and, as a result, have enhanced our brand awareness. In addition, in October 2015, we launched The BATS ETF Marketplace, specifically structured and designed for ETF issuers and their investors. The BATS ETF Marketplace provides market participants with unique ETF market data and analytics, information on issuers with ETPs listed on BZX and valuable information about issuer and market maker incentive programs offered for ETPs listed on BZX.

Technology

        The technology powering our matching engine and our smart-order routing service was created in-house, is wholly-owned and maintained by BATS and supports trading on all of our markets. As demonstrated by our rapid entry into European listed cash equities and U.S. listed equity options trading, our technology platform is extremely adaptable to new geographies and asset classes within a short period of time.

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  Trading Platform.  We develop, own and operate the BATS trading platforms, which we designed to optimize reliability, speed, scalability and versatility. We have developed our platforms to be both robust and reliable.

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  Our trading platforms have experienced very low operational downtime, as demonstrated by the fact that for the nine months ended September 30, 2015 and the year ended December 31, 2014, all our global markets, including our four U.S. Equity exchanges, one U.S. Options exchange and two European Equities markets and trade reporting facility, were immediately and automatically accessible to customers 99.992% and 99.991% of the time, respectively. For the nine months ended September 30, 2015, five of these eight markets were immediately and automatically accessible 100% of the time. We believe that this reliability gives our customers an additional incentive to use our platform to mitigate trade execution risk, especially in times of extreme market volatility.

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  Our platforms have also demonstrated its scalability. For the nine months ended September 30, 2015, BZX Options processed 91.5 billion order messages. At times, BZX and BZX Options have processed as many as 850,000 order messages per second, and in testing, our platform has demonstrated its ability to process more than two million order messages per second on a sustained basis.

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  Our platform is also versatile. We use readily available hardware, thereby minimizing capital outlays required for each new market entry. Our team of technology professionals primarily resides in the Kansas City area which we believe provides greater development efficiency at a relatively lower overhead compared to competitors. Also, in order to continuously implement new enhancements to our platform, new releases of software are deployed multiple times per month, given that we use the same technology platform across all of our markets, except BATS Hotspot FX software, new releases can be deployed simultaneously in all of those markets.

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  Market Data.  Our platform offers industry-leading market data for a fee, including Multicast PITCH and TCP PITCH, both of which provide real-time depth of book quotations and execution information, and TOP, which only shows top of book quotes and trades (not depth of book information or hidden or routed orders) but, in doing so, offers a significant reduction in required bandwidth and processing. In addition, we offer a Last Sale Feed, which is a real-time, intra-day feed that disseminates matched trade price, volume and execution time on our book, and our Historical Data, which allows customers to access our historical PITCH, TOP and Last Sale Data feeds through our website or on a drive that we provide. In June 2015, we began offering the BATS One market data feed in the United States, which provides a consolidated view of aggregate quoting activity and transactions on all four of our U.S. listed equity exchanges. BATS Chi-X Europe provides clients access to market data either through a network of data vendors or direct from the Exchange. Direct connectivity to BATS Chi-X Europe can be via the internet or through physical connection and is fee liable. BATS Chi-X Europe market data consists of data from the BXE, CXE lit and dark order books and the Trade Reporting Facility, or TRF. Both on book and OTC trades are published using the standardized Market Model Typology, or MMT, codification. Data provided direct from the Exchange is depth of book with the data in either the Multicast PITCH or TCP PITCH format. Historical Data can be accessed through the website or on a drive that BATS Chi-X Europe provides. BATS Chi-X Europe introduced market data fees for distribution, display and non-display usage in October 2012.

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  Order Routing.  We also offer customers a low-latency, full-featured smart-order routing service to access other markets when insufficient liquidity exists in our markets to fulfill an order. This proprietary smart-order routing technology is currently common among BZX, BYX, EDGX and EDGA and our displayed books in Europe

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  Resiliency, Disaster Recovery and Business Continuity.  BATS' technology includes rigorously engineered matching engine resiliency to ensure markets operate in a fair and orderly manner, especially for BATS-listed securities. BATS-listed products trade on a dedicated matching engine, and each matching engine has a primary and secondary instance. If the primary instance fails (software or hardware), the secondary instance automatically takes over continuous trading in approximately 45 seconds. This matching engine failover process has handled 50-plus matching engine failovers globally in production and each time has worked as designed to prevent undue disruption to trading. BATS also offers "cancel on disconnect" to members. This automatically cancels members' orders on that session if they disconnect. However, our system gives members the option to persist auction orders through a session disconnect to ensure they participate in the auction even if their session is down. This provides members maximum flexibility to ensure they are participating in all continuous trading and auction periods they desire, especially in our BATS-listed securities. BATS matching engine resiliency also applies during BZX auction periods. BATS has a detailed auction resiliency matrix that automatically drives matching engine recovery during critical auction periods.

    In the United States, our primary trading and order routing platform operates out of two separate data centers, one as a primary data center in Secaucus, New Jersey and the other as a geographically diverse back-up data center in Chicago, Illinois. Each operates on a separate electrical grid and water supply system and is owned and operated by a different company. We have tested our back-up trading center under live trading conditions and we believe that we would be able to quickly initiate trading out of our back-up data center in the event of an outage at our primary data center. We believe that our recovery time in the event of an outage is comparable to or better than that of our competitors. In fact, on September 26, 2013, we switched BYX to Chicago intraday without issue. We regularly test our data center recovery scripts and periodically carry out weekend tests where we invoke our back-up data center, as well as an annual test with our U.S. trading participants and simulated orders.

    In Europe, our primary data center is in Slough, England. Our back-up data center is at Park Royal, London, England, which is over 15 miles away from the primary data center. The back-up data center runs live processes and is continually monitored to ensure availability. We regularly test our data center recovery scripts and periodically carry out weekend tests where we invoke our back-up data center, as well as an annual test with our European trading participants and simulated orders.

    To ensure business continuity of operations in the United States, BATS has a business continuity office space in Kansas City, Missouri, where key operations personnel report to operate the U.S. markets one day each month. Starting in 2013, on a semiannual basis, the Kansas City headquarters has been taken completely offline for an entire trading day, and all BATS associates in Kansas City report to the business continuity office to ensure readiness. We have a similar business continuity office in the London area which we test on a live trading day semiannually as we do in the United States.

Our Customers

        Our equities and options customers in the United States include members of BZX, BYX, EDGX and EDGA, which are SEC-registered broker-dealers, and the sponsored access clients of those broker-dealers. Similarly, our equities customers in Europe are FCA-registered brokerage firm participants of BATS Chi-X Europe, as well as sponsored access clients of these brokerage firms and certain unregistered direct access participants. Our institutional spot FX customers include banks, broker-dealers, institutions, hedge funds, asset managers, proprietary trading firms, Commodity Trading Advisors and corporates. In the United States as of September 30, 2015, we had 188 members of BZX, 140 members of BYX, 123 members of EDGX and 130 members of EDGA. BATS Chi-X Europe has approximately 184 participants from 17 countries. BATS Hotspot has 174 clients from around the world.

        As mentioned above, various affiliates of our principal investors are significant customers. For the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, approximately 46.7%, 49.0%, 46.6% and 45.7% of our total transaction fees, respectively, were generated by affiliates of our principal investors. For the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, approximately 52.4%, 54.8%, 53.4% and 52.8% of total liquidity payments, respectively, were generated by affiliates of our principal investors. For a description of revenues received and payments made to these affiliates, see "Certain Relationships and Related Transactions." For the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, approximately 10%, 9%, 12% and 10%, respectively, of total liquidity payments were paid to an affiliate of one of our principal investors. Affiliates of our principal investors also make up a significant portion of the volume traded on our equities trading platform. For example, for the nine months ended September 30, 2015, affiliates of all thirteen strategic investors ranked in the top 25 of all members trading on our U.S. equities trading platform (based on volume), with their trades representing 55.7% of the total volume traded for the quarter ended September 30, 2015.

        For the nine months ended September 30, 2015 and the years ended December 31, 2014 and 2013, one customer accounted for 10%, 12% and 10%, respectively, of our transaction fees. For the year ended December 31, 2012, no customer accounted for more than 10% of our transaction fees.

Intellectual Property

        We own, have filed applications for or have licensed from third parties rights to trade names, trademarks, community trademarks, domain names and service marks that we use in conjunction with our operation and services. We have registered, or have filed applications pending registration for, many of our most important trademarks in the United States and in the United Kingdom, including, for example, "BATS," "BATS Global Markets," "Making Markets Better," "BATS Trading, Inc." "BYX," "BZX," "EDGA," "EDGX," and "Hotspot FX".

        We own patents covering our proprietary business processes related to the BATS 1000 Index and our proprietary business processes related to our now defunct European market-on-close product, and we have filed patent applications covering our NBBO Setter and Joiner pricing, our auction processes associated with our primary listings business, the business process related to operating an exchange based on the net asset value of an ETP, our CLP Program and our RPI Program. See "Risk Factors—Risks Relating to Our Business—Our inability to protect our intellectual property rights and claims by others that we infringe their intellectual property rights could adversely affect our business" for a discussion of the risk factors associated with our intellectual property.

Competition

        The market for execution services is intensely competitive in the asset classes and geographies in which we operate. See "Risk Factors—Risks Relating to Our Business—We face intense competition and compete with a broad range of market participants globally. Further consolidation and alliances among our securities trading competitors could impair our competitive position."

        Securities market participants now have multiple venues for the execution of orders. In addition to national securities exchanges, in the United States, these venues include numerous ATSs, many of which operate as "dark pools" owned by our principal investors and broker-dealers who internalize orders for execution. In Europe, these alternate venues include MTFs that operate "lit" books and/or "dark pools," broker crossing networks and other broker-dealers who internalize orders for execution.

        We compete in the U.S. listed cash equity securities market against Intercontinental Exchange's NYSE, NASDAQ, other regional exchanges and several ATSs. In Europe, our major competitors include LSE, Turquoise, Euronext, Deutsche Börse, NASDAQ OMX, SIX Swiss Exchange and BME. We compete in the United States in listed equity options against CBOE, NYSE, NASDAQ, ISE, MIAX and BOX. We compete in the institutional spot FX market against EBS, Reuters Matching, FXall, FX Connect, CME Group, Currenex, 360T, Bloomberg, FastMatch and Gain GTX, among others.

        We face competition based on technology, customer experience and price. We also face competition based on products and services offered, such as order types and risk management tools. We believe that we compete favorably with respect to these factors. However, many of our current and potential competitors are more established and substantially larger than we are, and have a substantially greater market presence, as well as greater financial, technical, marketing and other resources. In addition, many of our competitors have broader name recognition, offer a wider range of services and products and have a larger customer base than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities.

Corporate Culture and Employees

        We pride ourselves on fostering a corporate culture that encourages our employees to work together to meet our corporate goals and to be active participants in the community. As a result, we actively encourage teamwork in part through our compensation structure, which entitles all employees to quarterly bonuses if we meet certain corporate goals, and in part through less formal practices, such as our weekly all-staff meetings during which our employees are kept informed of recent business and regulatory developments and priorities. Moreover, we believe that people are attracted to organizations that focus on more than just financial incentives. As a result, we fully support our employees' pursuit of community and charitable causes, including through paid leave for community service, a corporate charity matching program and a wellness program. In addition, we are a strong believer in the importance of good corporate citizenship and support a variety of charitable causes.

        As of September 30, 2015, we employed 284 employees, 212 of whom are based in the United States, 70 of whom are located in London, and two of whom are located in Singapore. None of our employees is subject to a collective bargaining agreement. Overall, we consider our relations with our employees to be good.

Facilities

        Our principal office is located at 8050 Marshall Drive, Lenexa, Kansas, where we lease approximately 39,000 square feet of space. The lease on this space expires in February 2025 and contains two five-year renewal options, as well as a one-time option to terminate in November 2019 if certain contingencies under the lease are met. We have an office located at 17 State Street, New York,

New York, where we lease approximately 21,000 square feet of space, which expires in April 2024. We have an office at 200 S. Wacker Drive, Chicago, Illinois, where we lease approximately 200 square feet of space, which expires in June 2016. We have an office located at 16 Collyer Quay, Singapore, where we lease approximately 200 square feet of space, which expires July 2016. The disaster recovery sites in the United States are located in Kansas City, Missouri and Secaucus, New Jersey. In addition, we have agreements with a primary data center in Secaucus, New Jersey and a secondary data center in Chicago, Illinois. Our principal offices in the United Kingdom are at 10 Lower Thames Street, London, where we lease approximately 9,100 square feet of office space, which expires in December 2017. Our work area recovery space is available on invocation with a specialist provider. In Europe, our primary data center is in Slough, England. The secondary data center for BATS Chi-X Europe is in Park Royal, London. We operate a back-up location for our London operations in the United Kingdom.

        We believe that our properties are in good operating condition and adequately serve our current business operations. We also anticipate that suitable additional or alternative space will be available at commercially reasonable terms for future expansion to the extent necessary.

Legal Proceedings

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against BATS and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a U.S.-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against BATS and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system: (i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the CQS and the CTS. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015.

        From time to time we are also involved in various legal proceedings arising in the ordinary course of our business. We do not believe that the outcome of any of these reviews, inspections or other legal proceedings will have a material impact on our consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        As a self-regulatory organization under the jurisdiction of the SEC, we are subject to reviews and inspections by the SEC, and BATS Trading is subject to reviews and inspections by FINRA. We have from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about our compliance with the federal securities laws as well as our members' compliance with the federal securities laws. In addition, while BATS Trading Limited and Chi-X Europe Limited have not been the subject of any material litigation or regulatory investigation in the past, there is always the possibility of such action in the future. As both companies are domiciled in the United Kingdom, it is likely that any action would be taken in the U.K. courts in relation to litigation or by the FCA in relation to any regulatory enforcement action.

 REGULATION

United States

  Overview of SRO Regulation and BZX's, BYX's, EDGX's and EDGA's SRO Status

        Effective regulatory oversight is important to our reputation. U.S. stock exchanges and European MTFs must run fair, well-regulated marketplaces, and broker-dealers seek to trade on markets that are fair and orderly. Our trading platforms are designed to facilitate fair and orderly markets, and we deploy cutting-edge regulatory surveillance technology in the United States and Europe to monitor our customers' trading. We are committed to maintaining strong and effective regulation, and we are active participants in ongoing dialogue regarding regulatory and market structure issues in both the United States and Europe. Each of our national securities exchanges, BZX, BYX, EDGX and EDGA, has its own board of directors. A majority of directors of each exchange's board are non-industry directors in accordance with each exchange's bylaws. These boards of directors are primarily responsible for overseeing our national securities exchanges' discharging of their regulatory responsibilities.

        U.S. federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations. The second tier consists of SROs, which include national securities exchanges, such as BZX, BYX, EDGX and EDGA. To the extent common rules and common members exist between SROs, these supervisory duties can be delegated by SEC-approved plans among SROs. An SRO can also contractually outsource these supervisory duties to another SRO through an RSA; however, in such cases, the SRO outsourcing the duties remains ultimately responsible and liable for the performance of the supervisory duties. BZX, BYX, EDGX and EDGA are SROs and are registered with and subject to oversight by the SEC.

        Exchanges are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, an exchange must successfully undergo a rigorous application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange has the capacity to carry out the purposes of the Exchange Act. A national securities exchange must comply with the Exchange Act and have the ability to enforce compliance by its members and persons associated with its members with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange.

        Virtually all facets of our exchange operations are subject to SEC oversight. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight, such as evaluating and authorizing broker-dealer applicants for exchange membership, conducting automated surveillance of trading occurring on BZX, BYX, EDGX and EDGA, performing on-site examinations of members, conducting investigations when potential misconduct is identified, bringing disciplinary actions against members when warranted and providing a forum for investors and members to arbitrate disputes in connection with securities transactions. In connection with these responsibilities and obligations, we are potentially subject to regulatory and/or legal action by the SEC or other interested parties. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses, suspend or revoke BZX's, BYX's, EDGX's or EDGA's designation as a registered securities exchange or remove or censure any of our officers or directors who violate applicable laws or regulations.

        We are also subject to the record-keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make records available to the SEC for examination. In addition, BZX, BYX, EDGX, EDGA and BATS Trading are each subject to periodic inspection by staff of the SEC and, in the case of BATS Trading, FINRA, and will continue to be subject to such inspection in the future. To the extent such reviews and inspections result in adverse findings, we may be required to modify the manner in which we conduct our business, which may adversely affect our competitive position.

        Under Section 19 of the Exchange Act and the terms of our organizational documents, BZX, BYX, EDGX and EDGA must submit to the SEC proposed changes to any of their respective rules, policies and practices, including certain revisions of the certificates of incorporation or bylaws of each of BZX, BYX, EDGX and EDGA, BATS Global Market, Inc., and each intermediate holding company.

        The SEC will typically publish the proposal for public comment, after which the SEC may approve or disapprove the proposed rule change. The SEC's review is designed to ensure that each national securities exchange's rules, policies and practices are consistent with the Exchange Act and the rules and regulations thereunder. Certain changes can be designated as effective upon filing with the SEC, but the SEC retains the ability to suspend or reject such filings within a prescribed period of time.

        BZX, BYX, EDGX and EDGA are parties to RSAs with FINRA, pursuant to which FINRA performs certain regulatory functions on their behalf, including for our U.S. listed equity options markets. BZX, BYX, EDGX and EDGA retain ultimate responsibility for the regulatory activities performed under these agreements. BZX, BYX, EDGX and EDGA remain responsible for surveillance and enforcement with respect to trading activities or practices involving their markets. We operate a cutting-edge, real-time surveillance system that conducts all aspects of the daily surveillance of trading and market activities, including monitoring trading on BZX, BYX, EDGX and EDGA. Our automated system produces alerts established by pre-defined criteria and ad hoc reports, which our Chief Regulatory Officer and our Chief Regulatory Officer's regulatory team analyze and review. We refer investigations into potential violations of BZX, BYX, EDGX or EDGA rules and federal securities laws to FINRA. We also refer investigations to FINRA based on customer complaints.

        To avoid conflicts of interest that can arise from "self-listing," upon initial listing and throughout our continued listing, BZX will file a quarterly report with the SEC detailing our trading and BZX's monitoring of our compliance with BZX's listings requirements. This report will include a summary of any related surveillance alerts, complaints, regulatory referrals, trades cancelled or adjusted, investigations, examinations, formal and informal disciplinary actions, exception reports and trading data of our publicly listed security. In addition, on an annual basis, BZX will engage an independent accounting firm to review and prepare a report on our publicly listed security to ensure that we are in compliance with the BZX listings requirements, and BZX will provide the SEC with a copy of such report.

        Section 6 of the Exchange Act requires national securities exchanges to provide fair representation to their members. To comply with this requirement, BZX, BYX, EDGX and EDGA have adopted structural and governance standards, including that their bylaws require a certain number of directors to be representatives of their members.

        In addition to its other SRO responsibilities, BZX, as an ETP listing market, also is responsible for overseeing each listed company's compliance with BZX's listing standards. Our listings department evaluates applications submitted by issuers interested in listing their securities on BZX to determine whether the quantitative and qualitative listing standards have been satisfied. Once securities are listed, our listings department monitors each issuer's ongoing compliance with BZX's continued listing standards.

        While the global institutional spot FX market is largely unregulated, the enactment of the Dodd-Frank and its related regulations in the United States and the ongoing implementation of MiFID II in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on a regulated trading venue such as a SEF or DCM in the United States, or on an MTF or OTF in Europe. Expansion into such derivative FX products and the operation of regulated trading venues would potentially require registration with and supervision by the CFTC and/or the FCA, as the case may be.

  Rule 17d-2 Agreements Among SROs

        Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate among themselves certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority, or DEA, for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the regulatory oversight of the financial aspects of that broker-dealer. None of BZX, BYX, EDGX or EDGA is a DEA for any of its members.

        Exchange Act Rule 17d-2 permits SROs to enter into agreements which are approved by the SEC and concern the enforcement of laws and rules applicable to all of those SROs and relating to members those SROs have in common. In September 2008, the SEC approved a Rule 17d-2 agreement for the surveillance, investigation and enforcement of common insider trading rules among all equity marketplaces for all NYSE MKT-, NYSE Arca-, NYSE- and NASDAQ-listed stocks and Chicago Stock Exchange solely-listed stocks. The agreement has been amended from time to time, including in December 2011 to also cover all stocks listed on BZX. In addition, the participants entered into associated RSAs, the Insider Trading RSAs, with FINRA to provide for investigations and enforcement against certain broker-dealers and their associated persons. BZX, BYX, EDGX and EDGA are participants in these agreements solely in relation to their respective activities.

        In addition, we have entered into Rule 17d-2 agreements with FINRA under which FINRA has examination and enforcement responsibility relating to compliance by BZX, BYX, EDGX or EDGA members that are also FINRA members with the rules of the exchanges that are substantially similar to the applicable rules of FINRA, as well as certain provisions of the federal securities laws and the rules and regulations thereunder.

        All of the options exchanges and FINRA are party to an Options Sales Practices Agreement, originally approved in September 1983, as amended from time to time, which we refer to as the Options Sales Practice 17d-2 Agreement and which is a Rule 17d-2 agreement. Under the Options Sales Practice 17d-2 Agreement, FINRA is the only SRO responsible for enforcing rules related to options sales practices for any options exchange member that is a member of FINRA. Under the Options Sales Practice 17d-2 Agreement, BZX and EDGX are relieved of regulatory responsibility for their members with respect to options sales practices covered by the Options Sales Practice 17d-2 Agreement.

        In December 2007, the SEC approved a different Rule 17d-2 agreement, the Options Surveillance 17d-2 Agreement, entered into by all of the options exchanges and FINRA, which allocated responsibility to each of the participants for ensuring that their allocated common members complied with the rules governing the submission of expiring exercise declarations. The Options Surveillance 17d-2 Agreement has been amended from time to time, for example, to cover rules governing options position limits, large options position reporting and position adjustments.

        In December 2010, the SEC approved a Rule 17d-2 agreement, the Regulation NMS 17d-2 Agreement, that allocates certain responsibilities under Regulation NMS to FINRA or, in some cases, to an SRO member's DEA, subject to conditions. In October 2015, the SEC approved an amendment to the Regulation NMS 17d-2 Agreement, which added Regulation NMS Rules 606, 607 and 611(c) and (d) to the scope of the Regulation NMS 17d-2 Agreement. BZX, BYX, EDGX and EDGA are all party to the Regulation NMS 17d-2 Agreement.

  Broker-Dealer Regulation

        In addition to the regulations described above, one of our subsidiaries, BATS Trading, is a registered broker-dealer regulated by the SEC, FINRA, other SROs of which it is a member and various state securities regulators.

        BATS Trading currently operates as our routing broker-dealer for sending orders from BZX, BYX, EDGX and EDGA to other venues for execution, which we refer to as outbound routing, including routing orders among BZX, BYX, EDGX and EDGA, which we refer to as inbound routing. BATS Trading is considered a "facility" of BZX, BYX, EDGX and EDGA as that term is defined in the Exchange Act. As such, in one sense its activities are legally considered activities of our two national securities exchanges. The consequence of this is that BATS Trading's permissible conduct is defined by the rules of our exchanges and any expansion or contraction of that conduct, or changes to fees charged for its services, require SEC approval of rule filings submitted to the SEC by BZX, BYX, EDGX and EDGA.

        The inbound routing function of BATS Trading is subject to specific BZX, BYX, EDGX and EDGA rules designed to ensure that BATS Trading is not given preferential treatment as a routing broker-dealer over other members of BZX, BYX, EDGX and EDGA offering competing services. While BZX, BYX, EDGX and EDGA are responsible for enforcing BATS Trading's compliance with these specific rules, those rules also require us to enter into a RSA with a non-affiliated SRO and further require BZX, BYX, EDGX and EDGA to provide that non-affiliated SRO with any automated surveillance information indicating that BATS Trading may have violated the rules of the exchanges or the federal securities laws. BZX, BYX, EDGX and EDGA have entered into an RSA with FINRA in connection with fulfilling this obligation.

        The SEC, FINRA and other SROs of which BATS Trading is a member adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state securities regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, recordkeeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the current DEA for BATS Trading.

        As a registered broker-dealer, BATS Trading is subject to regulations concerning all aspects of its business, including trading practices, order handling, best execution, anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct of its officers, employees and other associated persons. In addition, BATS Trading is subject to regulatory requirements intended to ensure its general financial soundness and liquidity, which require that it comply with certain minimum capital requirements. The SEC and FINRA impose rules that require notification when a broker-dealer's net capital falls below certain predefined criteria, dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule and FINRA rules impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital. As of September 30, 2015, BATS Trading was in compliance with all of the applicable capital requirements.

  Options Regulatory Surveillance Authority

        On June 5, 2006, the SEC approved a national market system plan named the Options Regulatory Surveillance Authority, or ORSA, Plan. The purpose of the ORSA Plan is to permit the U.S. securities options exchanges to act jointly in the administration, operation and maintenance of a regulatory system for the surveillance, investigation and detection of the unlawful use of undisclosed, material information in trading in one or more of their markets. Through the sharing of the costs of these regulatory activities and the sharing of the regulatory information generated under the ORSA Plan, the ORSA Plan is intended to enhance the effectiveness and efficiency with which the exchanges regulate their respective markets and the national market system for options and to avoid duplication of certain regulatory efforts. The ORSA policy committee had previously delegated the operation of the surveillance and investigative facility contemplated by the ORSA Plan to CBOE. The exchanges also entered into an RSA with CBOE, as service provider, pursuant to which CBOE performed certain regulatory and surveillance functions under the ORSA Plan and used its automated insider trading surveillance system to perform these functions on behalf of the exchanges. Effective January 1, 2015, however, the ORSA policy committee delegated the operation of the ORSA Plan facility to FINRA, and FINRA became the service provider under the RSA.

  CTA Plan, CQS Plan, UTP Plan and OPRA Plan

        BZX, BYX, EDGX and EDGA participate in the CTA Plan, the CQS Plan and the UTP Plan, which disseminate certain core trading information, such as last sale reports and quotations for the U.S. equities markets. NYSE Technologies, formerly the Securities Industry Automation Corporation, acts as the "processor" for CTA and the CQS Plan. Intercontinental Exchange owns NYSE Technologies. NASDAQ acts as the processor for the UTP Plan. We are also a member of OPRA, the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations. The OPRA agreement, which has been approved by the SEC, sets forth a system for reporting options information that is administered by the member exchanges through OPRA, a limited liability company consisting of representatives of the member exchanges. NYSE Technologies acts as the processor for OPRA.

  Options Intermarket Linkage Plan

        The options markets were linked pursuant to an agreement of the exchanges in the Options Intermarket Linkage Plan, which we refer to as the Linkage Plan, approved by the SEC in 2000. The Linkage Plan facilitated the routing of orders between exchanges in furtherance of a national market system. One of the principal purposes of a national market system is to assure that brokers may execute investors' orders at the best market price. The Linkage Plan generally was designed to preclude options exchanges and their members from executing a trade at a price inferior to the best price displayed by any of the options exchanges, referred to as a trade-through, by providing exchange market makers with electronic access to the automatic execution systems of the other options exchanges.

        The options exchanges, through the Intermarket Linkage Committee, have developed a new linkage plan, which was approved by the SEC on July 30, 2009 and launched on August 31, 2009 and which replaced the original Linkage Plan. The new linkage plan replaced a centralized inter-exchange order routing hub with private order routing linkages established through broker-dealers and introduced new requirements to maintain policies and procedures reasonably designed to assure orders are executed at the best market price.

  Options Listing Procedures Plan and Symbology Plan

        We are a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options, and a party to the National Market System Plan for the selection and reservation of securities symbols.

Europe

        The current United Kingdom regulatory system was created by the Financial Services Act 2012, or FSA12, which amended the Financial Services and Markets Act 2000, or FSMA. The legislation replaced the previous financial services regulator, the Financial Services Authority, with three new bodies: The Financial Policy Committee, or FPC, The Prudential Regulation Authority, or PRA and the FCA. The FPC is a committee of the Bank of England and sets policy for financial regulation. It is made up of the Governor and other senior figures within the Bank, along with the chief executives of the PRA and FCA and senior industry figures. The PRA is responsible for the prudential regulation of banks, insurance companies and other systemically important institutions. Financial conduct of markets, including activity on, and the operation of, is regulated by the FCA, which is an independent non-governmental body, given statutory powers by the FSA12. The FCA has three statutory objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the U.K. financial system; and to promote effective competition in the interests of consumers in the markets for financial services. The FCA is accountable to Her Majesty's Treasury Ministers and, through them, to Parliament.

        FSMA, as amended by FSA12, governs the regulation of financial services and markets in the U.K. Under Section 19 of FSMA, any person who carries on a regulated activity in the U.K. must be authorized by the appropriate authority or exempt. Recognised Bodies, which include exchanges and clearing houses, are exempt. Breach of Section 19 may be a criminal offence and punishable on indictment by a maximum term of two years imprisonment and/or a fine. The FSMA (Regulated Activities) Order 2001 which is secondary legislation under FSMA, details regulated activities and specified investments.

        Once a firm is authorized or recognized by the FCA, it is required to meet the standards set out in its Handbook of Rules and Guidance and to supply the FCA with information so that the FCA can monitor the firm's business. The FCA supervises the firm according to the risks that it poses to the FCA's statutory objectives.

        Much of the U.K. financial services regulation originates in the European Union. On November 1, 2007, MiFID, which replaced the Investment Services Directive came into force, and was implemented by EEA member states. MiFID aims to harmonize European financial services businesses by setting out provisions governing organizational and conduct of business requirements that apply to firms and the requirements applicable to RMs (for example, stock exchanges) and MTFs. MiFID also aims to facilitate cross-border business by extending the concept of "passporting," which allows firms authorized to carry on business in one EEA member state to carry on business in other EEA member states.

        As an RIE that operates both an RM and an MTF, BATS Trading Limited (trading as BATS Chi-X Europe) is required to comply with the relevant U.K. requirements as set out in the FCA Handbook, including where applicable relevant European Directives and Regulations, as implemented, or which apply directly in the U.K. These requirements include organizational requirements, capital resources requirements and the specific requirements for RMs and MTFs. MiFID sets out requirements for RMs and MTFs with respect to the establishment of transparent and non-discretionary rules and procedures governing access and for fair and orderly trading and the efficient execution of orders, as well as to facilitate the efficient settlement of transactions conducted on RMs and MTFs and monitoring compliance with the rules. The regulatory functions required of BATS Chi-X Europe by MiFID are performed by in-house staff. BATS Chi-X Europe utilizes the same state-of-the-art, real-time surveillance system that we use to monitor trading and market activities on BZX, BYX, EDGA, EDGX, BZX Options and EDGX Options.

        The onward routing service offered by BATS Chi-X Europe is performed by Chi-X Europe Limited, a wholly owned subsidiary of BATS Chi-X Europe that is authorized as an investment firm with agency broker permissions.

        MiFID is currently in the process of being updated and the new legislation, known as MiFID II and MiFIR is currently scheduled to apply from January 3, 2017, although there is a potential for delay until January 2018. MiFID II and MiFIR will generally tighten the requirements placed on both exchanges and investment firms. In particular, use of certain waivers from pre-trade transparency will be capped as a percentage of total market volume and a general trading obligation will require almost all equity trades to be conducted on a duly registered trading venue. Furthermore, MiFID II will extend mandatory transparency requirements to non-equity markets, such as fixed income.

Recent Developments

        Policy makers, including legislators and regulatory agencies in both the United States and Europe, are responsible for enacting laws and regulations that govern the manner in which we operate our businesses and the market structure under which we operate. Policy reviews of these laws and regulations and market structures are on-going and we cannot predict the final outcome of these reviews or their impact on our businesses. Since the financial crisis of 2008, the focus on many of these laws and regulations as well as overall market structure has intensified, resulting in several new policy proposals and initiatives. Although we are an active participant in communicating our views on these issues to the relevant policy makers, we cannot predict the final outcome of any pending initiatives, including the rule proposals discussed below, or fully assess the potential impact on our businesses of any future rules. However, it is possible that the costs and other effects of the proposals discussed below could negatively impact trading volumes, which could, in turn, have a negative impact on our business. Some recent regulatory developments in the United States and Europe include:

  United States

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  The Dodd-Frank Act.  On July 21, 2010, President Obama signed Dodd-Frank. Dodd-Frank introduces numerous significant changes to the regulation of the U.S. financial system, including new regulation of markets for the trading of financial instruments and the participants in those markets. Title VII of Dodd-Frank regulates the market for certain OTC derivatives, known as swaps and security-based swaps, and the participants in those markets, including requiring registration, clearing and exchange trading, capital and margin, adherence to business conduct standards, reporting and recordkeeping. Implementation of Dodd-Frank in relation to the OTC derivative markets is largely complete in the United States with respect to swaps regulated by the CFTC, though a number of rules relating to SEC-regulated security-based swaps are yet to be finalized.

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  Equity Market Structure Concept Release.  In January 2010, the SEC published a concept release regarding equity market structure. The concept release requests comment on a variety of market structure topics, including, among other things, high frequency trading, co-location, and dark pool markets. It requested comment on possible further requirements to give trading priority to displayed prices on other markets. This could significantly change the existing equity market structure by prohibiting a trading venue from trading at prices displayed on other markets, unless that trading venue was first publicly displaying a quote at that price. In light of significant regulatory and technological changes in the equities markets in recent years, the SEC is seeking to assess through this concept release the extent to which the current market structure serves the interests of long-term investors and the promotion of capital formation.

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  Tick Size Pilot Program.  In May 2015, the SEC approved a two-year "tick pilot" program to impose wider minimum quoting and/or trading increments, or tick sizes, in certain illiquid securities in an effort to incent liquidity provision in those securities. The tick pilot is scheduled to begin by October 3, 2016, and will include stocks of companies with $3 billion or less in market capitalization, an average trading volume of one million shares or less, and a volume weighted average price of at least $2.00 for every trading day. The tick pilot will consist of a control group of approximately 1,400 securities and three test groups with 400 securities in each selected by a stratified sampling. During the pilot: (i) pilot securities in the control group will be quoted at the current tick size increment of $0.01 per share and will trade at the currently permitted increments; (ii) pilot securities in the first test group will be quoted in $0.05 minimum increments, but will continue to trade at any price increment that is currently permitted; (iii) the second test group will be quoted in $0.05 minimum increments and will trade at $0.05 minimum increments, subject to a midpoint exception, a retail investor exception, and a negotiated trade exception; and (iv) pilot securities in the third test group will be subject to the same terms as the second test group and will also be subject to a "trade-at" requirement to prevent price matching by a person not displaying at a price of a trading center's best "protected" bid or offer, unless an enumerated exception applies. The exchanges, including BZX, BYX, EDGX, and EDGA, and FINRA are required to submit their initial assessments on the tick pilot's impact 18 months after the pilot begins based on data generated during the first 12 months of its operation.

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  Oversight of Active Proprietary Trading Firms.  In March 2015, the SEC proposed amendments to Rule 15b9-1 that would narrow an exemption that currently exempts registered broker-dealers from FINRA membership if they are a member of a national securities exchange, carry no customer accounts, and have annual gross income of no more than $1,000 that is derived from securities transactions effected otherwise than on a national securities exchange of which they are a member. Under the current rule, income derived from proprietary trading conducted with or through another broker-dealer does not count against the $1,000 limit. Among other things, the proposed amendments would eliminate the $1,000 income limit (including the proprietary trading exception to the limit) and replace it with more targeted exemptions, such as for off-exchange transactions by a floor-based dealer that are solely for the purpose of hedging the risks of its floor-based activities. If adopted, a number of active proprietary trading firms that are registered broker-dealers would be required to become FINRA members. The SEC is also considering, but has not yet formally proposed, a rule that would effectively require more firms engaged in high-frequency trading to register as broker-dealers.

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  Off-Exchange Trading Transparency.  In January 2014, the SEC approved new FINRA rules (i) requiring ATSs to report to FINRA weekly volume information and number of securities transactions within the ATS, and (ii) providing for FINRA's publication of this data on a delayed basis. In October 2015, the SEC approved a new FINRA rule pursuant to which FINRA will also publish information about the volume of each FINRA member's off-exchange trading of equity securities other than on an ATS. In November 2015, the SEC proposed amendments to Regulation ATS and related rules under the Exchange Act to impose new operational transparency and SEC oversight requirements on ATSs that facilitate transactions in Regulation NMS stocks. If adopted, a broker-dealer operating an ATS that facilitates transactions in NMS stocks would be required, among other things, to file a public registration form containing extensive disclosures regarding the design and operations of the ATS as well as potential conflicts of interest arising from the broker-dealer operator and its affiliates' other activities. If adopted, these ATSs would also not be permitted to engage in operations unless the SEC ordered this registration form effective.

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  Consolidated Audit Trail Initiative.  In 2012, the SEC adopted a rule directing FINRA and the national securities exchanges to submit a plan to create, implement and maintain a CAT which would serve as a comprehensive audit trail of orders that will allow regulators to efficiently and accurately track all activity in Regulation NMS securities in the U.S. market. The regulation requires, among other things, that, upon implementation of a plan, data be reported to a central repository the following day by each exchange and broker dealer. We are working with the other exchanges and FINRA to develop the plan to implement a CAT, which is required to detail technological and compliance aspects of the plan and the costs to implement the plan, among other details. The exchanges and FINRA submitted an initial plan to the SEC on September 30, 2014 and an amended and restated plan on February 27, 2015. Once the plan is approved by the SEC and becomes effective, there will be a phased implementation over three years.

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  Large Trader Reporting.  In July 2011, the SEC adopted a large trader reporting rule that requires "large traders" of exchange-listed stocks and options to register with the SEC and obtain a large trader identification number. Large traders are required to provide their identification number to their registered broker-dealers with every order. Large traders include those traders that exercise investment discretion and effect transactions by or through a registered broker-dealer in an amount equal to or greater than either (i) two million shares or shares with a fair market value of $20 million in a single day; or (ii) twenty million shares or shares with a fair market value of $200 million in a single month. Large traders were required to register with the SEC by December 1, 2011. The rule's recordkeeping, reporting and large trader activity monitoring requirements applicable to registered broker-dealers have been implemented in phases, beginning on November 30, 2012, with the final effective date for these requirements on November 1, 2017.

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  Options Fee Caps.  In April 2010, the SEC published for comment a proposal to amend Rule 610 of Regulation NMS to prohibit an exchange from imposing discriminatory terms for access to quotations in listed equity options on its exchange and establish limits on access fees that an exchange would be permitted to charge for access to its best bid and offer for listed equity options on its exchange. This proposed rule mirrors rules already in place in the equities markets, and reflects an outgrowth of the options exchanges adopting other Regulation NMS-like features, such as trade through prohibitions. Although our U.S. listed equity options market's current fee structure is in line with the fee caps proposed by the SEC, passage of this rule would affect our ability to raise fees in the future. The SEC has not yet taken any action on this proposal.

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  Limit Up/Down Plan.  As part of an initiative to restore investor confidence in the wake of the "flash crash" on May 6, 2010, in April 2011, the national securities exchanges and FINRA jointly filed a proposed industry plan pursuant to Section 11A of the Exchange Act and Rule 608 thereunder to address extraordinary market volatility, which we refer to as the Plan. The Plan sets forth proposed procedures that provide for market-wide limit up-limit down requirements that would be designed to prevent trades from occurring outside of specified price bands that would be continuously recalculated throughout the trading day. The Plan was initially approved for a one-year pilot period, which began on April 8, 2013. The pilot period has since been extended through April 22, 2016 to provide additional time for the public, the participants in the Plan and the SEC to assess the operation of the Plan. The participants in the Plan have also recommended that the Plan be adopted permanently with certain modifications.

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  Market Maker Obligations.  The SEC has undertaken a review of market maker obligations in the context of the 2010 equity market structure concept release, and in light of the events of May 6, 2010. In November 2010, the SEC approved rule changes by the exchanges and FINRA that effectively require market makers to continuously maintain two-sided quotations within some minimum percentage away from the national best bid or offer, effectively 8% away from the national best bid or offer for the most actively traded securities and certain ETFs. The SEC has not yet proposed additional rule-making associated with market maker activity.

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  Risk Management Controls for Broker-Dealers.  In November 2010, the SEC adopted Rule 15c3-5 under the Exchange Act, which requires broker-dealers with market access to adopt financial and regulatory risk management controls and supervisory procedures designed to, among other things, prevent the routing of orders that exceed appropriate pre-set credit or capital thresholds, appear to be erroneous, and prevent the routing of orders unless there has been compliance with all regulatory requirements that must be satisfied on a pre-order basis. Rule 15c3-5 provides certain limited exemptions for broker-dealers, such as BATS Trading, that are routing orders on behalf of an exchange or ATS for the purpose of accessing other trading centers with protected quotations on behalf of the exchange or ATS in order to comply with Rule 611 of Regulation NMS. Compliance with Rule 15c3-5 was required as of July 14, 2011, although the SEC extended the compliance date for particular aspects of the rule until November 30, 2011.

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  Amendments to Regulation SHO.  In February 2010, the SEC adopted amendments to Regulation SHO to adopt a short sale circuit breaker rule, under which a security whose price has declined by more than 10% or more from the prior day's closing price may only be sold short for the remainder of that day and the following trading day at one price increment above the national best bid. The rule contains limited exceptions. The amendments went into effect on February 28, 2011.

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  Regulation of Non-Public Trading Interest.  In November 2009, the SEC proposed a rule change to define "bid" and "offer" to include actionable indications of interest. In addition, the SEC proposed to substantially lower the trading volume threshold that triggers the obligation for an ATS to publicly display the best priced bids and offers on such ATS. The SEC also proposed to require real-time disclosure of the identity of each ATS that executes a trade. Thus, if these rules were adopted, dark pools that have as little as 0.25% market share and display quotes to subscribers or use actionable indications of interest would be required to publicly display their bids and offers, and disclose transaction information that is not disclosed today. Approval of this rule proposal could have the effect of encouraging more trading on publicly displayed markets such as ours; however, we cannot predict what action the SEC may take on this proposal, when the SEC may take such action and what the actual impact could be on us. The SEC has not yet taken any further action on this proposal.

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  Regulation SCI.  In November 2014, the SEC adopted a new regulation, Regulation Systems Compliance and Integrity, or Reg SCI, replacing and codifying the current Automation Review Policy. Reg SCI, which came into effect in November 2015, requires "SCI Entities," which includes self-regulatory organizations like BZX, BYX, EDGX and EDGA, to comply with security and capacity requirements with respect to their systems and accompanying compliance procedures. Reg SCI also requires SCI Entities to establish written policies and procedures reasonably designed to ensure that their systems have adequate integrity to ensure a resilient market in the event of a disruption. This includes, for example, ensuring that it has adequate disaster recovery facilities that are geographically diverse from the exchange's systems and that facilitate the ability to resume trading within specified timeframes when critical and non-critical SCI systems are rendered inoperable. It also requires timely and substantial notification to be made to the SEC in the event an exchange experiences any system interruption or interference. The SEC has also established various working groups of exchanges to focus on improving market resiliency, including regarding regulatory halts, trade nullification and additional market protections. Reg SCI and the other SEC mandated working group initiatives are very complex, and, as such, compliance with the rules have required significant resources.

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  Equity Market Structure Advisory Committee.  In January 2015, the SEC announced the formation of an Equity Market Structure Advisory Committee, or EMSAC, which is designed to focus on the structure and operations of the U.S. equities markets. According to the SEC, the EMSAC is intended to provide a formal mechanism through which the SEC can receive advice and recommendations specifically related to equity market structure issues. The EMSAC is composed of 17 members designed to represent a cross-section of those directly affected by, interested in, and/or qualified to provide advice to the SEC on matters related to equity market structure. Our Chairman, Joe Ratterman, and one of our directors, Jamil Nazarali, were appointed by the SEC to the EMSAC. The EMSAC has held two public meetings since it was created, one on May 13, 2015, and another on October 27, 2015. Issues under consideration by the EMSAC relate to Regulation NMS, the regulation of trading venues, including exchanges and ATSs, customer issues and market quality. Through these two public meetings, the EMSAC has since heard presentations and debated issues associated with the continued viability of the Order Protection Rule, or Rule 611 of Regulation NMS, the merits of reducing the access fee cap in Rule 610 of Regulation NMS, or banning the payment of rebates, as well as the merits of implementation of a so-called "trade-at" rule, which would generally constrain the ability of over-the-counter trading venues, such as dark pools, from transacting OTC or off-exchange, unless the execution price is better than that being publicly displayed on exchanges. The EMSAC is part of a broader review of equity market structure undertaken by the SEC. Ultimately, the EMSAC is expected to make policy recommendations to the SEC, which the SEC will take under consideration. No such recommendations have been made to date.

  Europe

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  MiFID Review.  The overarching objective of MiFID II and the associated Regulation, or MIFIR, is to further the stability, integration, transparency and efficiency of E.U. financial markets, as well as to enhance investor protection. The "Level 1" legislation was approved in July 2014 and detailed "Level 2" regulatory technical standards, drafted by the European Securities and Markets Authority, or ESMA, and Delegated Acts should be adopted by the Commission by early 2016. MiFID II and MiFIR is currently scheduled to apply from January 2017, although there is a potential for delay until January 2018. This legislation will result in a significant change in the European Union regulatory landscape for trading and clearing.

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  Capital Markets Union.  The E.C. has highlighted one of its top priorities as being the establishment of a fully functioning, well-regulated Capital Markets Union by 2019. In February 2015, the E.C. adopted a Green Paper outlining its possible scope and included five short-term priority areas—securitization, updating the Prospectus Directive, SME credit information, private placements and finalization of the European Long Term Investment Funds. An Action Plan of concrete steps was set out in September 2015.

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  Orderly Markets.  ESMA has implemented "Guidelines on systems and controls in an automated trading environment for trading platforms, investment firms and competent authorities." The purpose of the guidelines is to ensure common, uniform and consistent application of MiFID and the Market Abuse Directive as they apply to the systems and controls required of: (i) trading platforms and investment firms in an automated trading environment; and (ii) trading platforms and investment firms in relation to the provision of direct market access and sponsored access. These requirements will be further enhanced by MiFID II and the new Market Abuse Regulation, or MAR. MAR extends the scope of the market abuse framework to new markets, new behaviors and new platforms. It will become effective beginning July 2016.

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  OTC Derivatives, Central Counterparties and Trade Repositories.  The European Market Infrastructure Regulation sets out new rules relating to OTC derivatives markets, which we refer to as OTC derivatives, central counterparties and trade repositories. The new rules introduce a reporting obligation for OTC derivatives, a clearing obligation for eligible OTC derivatives, measures to reduce counterparty credit and operational risk for bilateral OTC derivatives, common rules for central counterparties, which we refer to as CCPs, and for trade repositories, and rules on the establishment of interoperability between CCPs. The Regulation became effective August 2012, with the first obligations effective beginning March 2013. In addition, a new Regulation governing the authorization and supervision of Central Securities Depositories was approved in September 2014, with the adoption of "Level 2" Regulatory Technical Standards still pending and possible delays to implementation; and a recovery and resolution framework is being developed for CCPs.

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  Financial Transaction Tax.  On February 14, 2013, the E.C. published a proposal for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia, or the participating Member States. The proposed FTT has very broad scope and could, if introduced in the form originally proposed, apply to certain transactions relating to financial instruments (including secondary market transactions) in certain circumstances. Under the February 14, 2013 proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain transactions relating to financial instruments where at least one party is a financial institution (as defined), and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is the subject of the transaction is issued in a participating Member State. The FTT proposal remains subject to negotiation between the participating Member States. Joint statements issued by participating Member States indicate an intention to implement the FTT by January 1, 2016, although this timing no longer appears to be realistic. The FTT proposal may, however, be altered prior to any implementation, the timing of which remains unclear. Additional E.U. Member States may decide to participate and/or certain of the participating Member States may decide to withdraw. Some Member States, specifically France and Italy, have themselves introduced domestic FTTs in the interim.

  Global FX

        While the global institutional spot FX market remains largely unregulated, the enactment of Dodd-Frank and its related regulations in the U.S. and the ongoing implementation of MiFID II and MiFIR in Europe have impacted the regulatory landscape for currency derivative products. For example, certain standardized currency derivative products are expected to be required to trade on an organized trading venue such as a SEF or DCM in the U.S. or on an MTF or OTF in Europe. This transformation has also been enabled by technological developments that facilitate the electronic trading of institutional spot FX and currency derivatives. Moreover, this movement is highlighted by the recent publication of the Fair and Effective Markets Review Final Report and the March 2015 Global Preamble: Codes of Best Market Practice and Shared Global Principles, which may lead to additional oversight and regulation in the global FX market.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, upon consummation of the initial public offering:

Name	Age	Position
Joe Ratterman	49	Chairman
Chris Concannon	48	President, Chief Executive Officer and Director
Bryan Harkins	39	Executive Vice President, Head of U.S. Markets
Mark Hemsley	53	Executive Vice President, CEO of BATS Chi-X Europe
Chris Isaacson	37	Executive Vice President, Global Chief Information Officer
Tami Schademann	39	Executive Vice President, Chief Regulatory Officer
Brian N. Schell	50	Executive Vice President, Chief Financial Officer, Treasurer
Eric Swanson	48	Executive Vice President, General Counsel and Secretary
Frank Reardon	27	Director
Alan H. Freudenstein	51	Director
Jamil Nazarali	48	Director
John McCarthy	51	Director
Robert W. Jones	65	Director
Chris Mitchell	44	Director
Michael Richter	68	Director

        Messrs.                     will be independent directors for purposes of BZX's listing standards.

        Joe Ratterman, one of our founders in 2005, has served as Chairman since March 2015. Mr. Ratterman also served as Chairman from June 2007 until July 2012, as President from June 2007 until November 2014 and as Chief Executive Officer from June 2007 until March 2015. Mr. Ratterman initially served as our Executive Vice President and Chief Operating Officer from 2005 until June 2007. Prior to joining us, from July 2004 to December 2005, Mr. Ratterman was vice president of business development at Tradebot Systems, Inc., an electronic market maker. Mr. Ratterman is a member of the SEC's Equity Market Structure Advisory Committee. Mr. Ratterman holds a bachelor's degree in mathematics and computer science from Central Missouri State University, as well as Series 7, 24, 27, 55 and 66 licenses.

        Chris Concannon is a director and serves as our President and Chief Executive Officer, as well as President and Chief Executive Officer of BZX, BYX, EDGX and EDGA, Chairman of the board of directors of BZX, BYX, EDGX and EDGA, President of BATS Hotspot and a director of BATS Trading. Mr. Concannon joined the company as President in December 2014 and immediately made an impact by playing a lead role in the acquisition of the BATS Hotspot FX market. Appointed CEO on March 31, 2015, he has more than 20 years of experience as an exchange executive, trading participant and regulator. Prior to joining us, Mr. Concannon was president and chief operating officer of Virtu Financial, a global electronic market maker, from 2009 to 2014. Mr. Concannon holds a bachelor's degree from Catholic University, an MBA from St. John's University and a JD from Catholic University's Columbus School of Law. He also holds Series 7 and 24 licenses.

        Bryan Harkins serves as our Executive Vice President, Head of U.S. Markets. Prior to the acquisition of Direct Edge in January 2014 when Mr. Harkins first joined us, Mr. Harkins served as Chief Operating Officer of Direct Edge, where he worked since 2007. Mr. Harkins holds a B.A. from the University of Notre Dame, and an MBA from New York University's Stern School of Business. Mr. Harkins also holds Series 7, 24, 55 and 63 licenses.

        Mark Hemsley serves as our Executive Vice President, Chief Executive Officer of BATS Chi-X Europe, a position he has held since November 2011. He initially joined us in April 2008 as Chief Executive Officer and Chairman of BATS Europe. Prior to joining us, Mr. Hemsley founded Belvedere Hill Limited, a corporate advisory firm, where he worked from 2005 to 2008. Mr. Hemsley holds a master of business administration from City University Business School.

        Chris Isaacson is a founding employee and serves as our Executive Vice President and Global Chief Information Officer, overseeing all technology and market operations for the company globally, as well as Executive Vice President and Global Chief Information Officer of BZX, BYX, EDGX and EDGA and a director of BZX, BYX, EDGX, EDGA and BATS Trading. Previously, Mr. Isaacson served as our Senior Vice President and Chief Operating Officer from 2007 until February 2014. He was instrumental in the architecture and implementation of the BATS trading platform, and was our Treasurer from June 2007 to February 2012 and served as the Vice President of Operations of BATS Trading from 2005 until 2007. Mr. Isaacson was a software developer at Tradebot Systems, Inc. from 2003 to 2005. Mr. Isaacson began his career as a software engineer at Cerner Corp., a publicly traded, Kansas City-based healthcare information systems supplier. Mr. Isaacson holds a bachelor's degree in information systems with minors in math and finance from Nebraska Wesleyan University and a master of business administration from the University of Nebraska, as well as Series 4, 7, 24, 27, 55, 63 and 65 licenses.

        Tami Schademann is a founding employee and has led our regulatory and compliance department since we began operations and currently serves as our Executive Vice President and Chief Compliance Officer, as well as the Executive Vice President and Chief Regulatory Officer of BZX, BYX, EDGX and EDGA and director of BATS Trading. Ms. Schademann served as Senior Vice President from May 2011 until February 2014. Prior to joining us, Ms. Schademann was chief compliance officer at Tradebot Systems, Inc. from 2001 to 2005. Previously, she was also a manager at Security Investment Company of Kansas City from March 2001 to October 2001 as well as in the trust divisions of Firstar Bank (now U.S. Bank), Commerce Bank and Security Bank of Kansas City from 1994 to 2001. Ms. Schademann holds Series 7, 24 and 63 licenses.

        Brian N. Schell has been our Executive Vice President and Chief Financial Officer since February 2014 and Treasurer since 2012. Mr. Schell also serves as the Executive Vice President, Chief Financial Officer and Treasurer of BZX, BYX, EDGX, and EDGA, Chief Financial Officer, FINOP and Treasurer of BATS Trading and Treasurer of BATS Hotspot. Immediately prior to his current role, Mr. Schell was our Senior Vice President and Chief Financial Officer from March 2011 to February 2014. Mr. Schell is a 20-year veteran of the financial industry. He spent 16 years at H&R Block Inc. from 1994 to 2010 where he held various senior leadership positions, concluding his tenure as senior vice president, operations, support and development for the firm's Tax Services division. Mr. Schell also served separately as chief financial officer of the Tax Services and H&R Block Financial Advisors units from 2002 to 2010, holding the former position for seven years. From 1997 to 2002, he was vice president and corporate treasurer and director of investor relations. Mr. Schell holds a bachelor's degree in business administration and an emphasis in finance from the University of Notre Dame and a master of business administration from The George Washington University, as well as a Series 27 license.

        Eric Swanson serves as our Executive Vice President, General Counsel and Secretary, as well the Executive Vice President, General Counsel and Secretary of BZX, BYX, EDGX and EDGA and the Secretary of BATS Hotspot. Immediately prior to Mr. Swanson's current position, he served as our Senior Vice President, General Counsel and Secretary from February 2010 until February 2014 and has served as the General Counsel for BZX and BYX since their inception in 2008. From 2006 to 2008, Mr. Swanson served as chief counsel and vice president of regulatory strategy at Ameriprise Financial. From 1996 to 2006, Mr. Swanson served at the SEC where he was assistant director in the Office of Compliance, Inspections and Examinations' market oversight unit in Washington, D.C. His duties included supervising the SEC's inspection program responsible for regulatory oversight of trading on securities exchanges and ECNs. He holds a bachelor's degree in economics from the University of Minnesota and earned his law degree at Hamline University School of Law.

        Frank Reardon has served as a director since September 2015. Mr. Reardon is currently an investment analyst for Tradebot Ventures. In this capacity, he helps manage the investment portfolio and analyzes prospective investments. He is a certified public accountant as well as a member of the AICPA and Missouri Society of CPAs. Prior to his current role, Mr. Reardon was a senior audit associate with CBIZ Mayer Hoffman McCann P.C. where he specialized in running attest engagements for the construction and manufacturing/distribution industries. Mr. Reardon holds a bachelor's and master's degree in accountancy from the Trulaske College of Business at the University of Missouri-Columbia.

        Alan H. Freudenstein has served as a director since 2010. Mr. Freudenstein is a managing director of Credit Suisse in the Asset Management business and Managing Partner of Credit Suisse NEXT Investors, LLC, based in New York. He sits on the board of Actiance, Ensyn, US Health Group and VITEOS. Prior to his current role, Alan led the bank's Principal Investment Group within the Investment Banking division. Alan joined Credit Suisse in 2000 from Bankers Trust Company where he was a Managing Director responsible for incubation and venture investments within the New World Ventures Group. Previously, he was a management consultant at Booz Allen & Hamilton and an equity research analyst at Salomon Brothers. Alan holds a bachelor's in economics from Johns Hopkins University and an M.B.A. from the University of Chicago.

        John McCarthy has served as a director since 2010. Since 2007, Mr. McCarthy has been the general counsel and head of the global compliance department at GETCO Holding Company, LLC, which is the parent company of three U.S.-registered broker-dealers, as well as GETCO Strategic Investments, LLC, one of our strategic investors. Previously, Mr. McCarthy served as an associate director at the SEC and as head of the Market Oversight Unit at the Office of Compliance Inspections and Examinations from 2000 to 2006, where he was responsible for regulatory oversight inspections of trading on stock and options exchanges. Mr. McCarthy holds a bachelor of science degree in engineering and a bachelor of arts degree in economics from the University of Michigan, a master's degree in finance from the London School of Economics and a law degree from the University of Maryland.

        Robert Jones has served as a director since 2013. Mr. Jones is currently the sole owner of Turtle Rock Group, LLC, a financial advisory consulting firm founded in 2009. From 1974 until 2009, Mr. Jones held various management positions including managing director and vice chairman—investment banking at Morgan Stanley, a global provider of financial services to companies, governments and investors. Mr. Jones has also acted as a senior advisor to Morgan Stanley since 2009. Previously, Mr. Jones served on the board of directors of Progress Energy from 2007 until its merger with Duke Energy in 2012 and currently is a member of the board of directors of the Electric Power Research Institute. Mr. Jones holds a bachelor's agree from Colgate University and a master of business administration from Harvard Business School .

        Chris Mitchell has served as a director since 2013. Mr. Mitchell is a Managing Director of Spectrum Equity, a growth equity investment firm that provides capital and strategic support to innovative companies in the information economy. He serves or has served on the board of directors of a number of public and private financial technology companies, including Business Monitor, EagleView, Ethoca, RiskMetrics, Seisint, Trintech, Verafin and World-Check. Prior to joining Spectrum Equity in 2001, Mr. Mitchell worked at TA Associates, Monitor Clipper and SG Warburg. He holds a bachelor's degree from Princeton University.

        Jamil Nazarali has served as a director since 2014. Mr. Nazarali is Senior Managing Director and Head of Citadel Execution Services (CES). Mr. Nazarali oversees Citadel Securities' client market making offerings in Equities, Options and FX. Prior to joining Citadel Securities in 2011, Mr. Nazarali was Global Head of Electronic Trading at Knight Capital Group. Previously, he was a management consultant at both Ernst and Young and Bain and Company. He is also a member of the SEC Equity Market Structure Advisory Committee and the Nasdaq Quality of Markets Committee. Mr. Nazarali holds a bachelor's degree from the University of Western Ontario and a master of business administration from the University of Chicago.

        Michael Richter has been a director since 2009. Mr. Richter has had an extensive managerial career in international banking and brokerage firms. He was co-founder in 2000 of Lime Brokerage Holdings LLC and currently serves as its chief financial officer. Prior to joining Lime Brokerage Holdings LLC, Mr. Richter was president of Citicorp Securities Services. Mr. Richter is qualified as a Certified Public Accountant and holds a bachelor of science degree in engineering from Rensselaer Polytechnic Institute and a master's degree from MIT Sloan School of Management.

Board Composition

        Upon consummation of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors as follows:

  •
  the Class I directors will be                    , whose terms will expire at the annual meeting of stockholders to be held in                     ;

  •
  the Class II directors will be                    , whose terms will expire at the annual meeting of stockholders to be held in                     ; and

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  the Class III directors will be                    , whose terms will expire at the annual meeting of stockholders to be held in                     .

        Of the        members of our board of directors,        were elected in compliance with the provisions of the Investor Rights Agreement. Effective upon the completion of this offering, pursuant to the terms of the Investor Rights Agreement, the provisions therein relating to the election of directors will automatically terminate.

        A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy contest since such third-party would be required to have its nominees elected at two separate annual meetings of our board of directors in order to elect a majority of the members of our board of directors. See "Risk Factors—Risks Relating to an Investment in Our Common Stock—Provisions in our amended and restated certificate of incorporation and bylaws, Delaware law, and FINRA rules might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock."

        At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election and until their successors are duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancies in our classified board of directors will be filled by the remaining directors, and the elected person will serve the remainder of the term of the class to which he or she is appointed.

Board Committees

  Audit Committee

        The Audit Committee consists of                    and will be composed entirely of independent directors.                    will serve as the chair of the Audit Committee. The Audit Committee will consist exclusively of directors who are financially literate, and                    will be considered an audit

committee financial expert as defined by the SEC. The Audit Committee is governed by a charter that complies with the rules of BZX. The Audit Committee's primary responsibilities are (i) to assist the board of directors in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditor, the compliance of our internal audit function and our compliance with legal and regulatory requirements and (ii) to prepare the Audit Committee report that SEC rules require to be included in our annual proxy statement. In order to fulfill these responsibilities, the Audit Committee will:

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  appoint, compensate, retain and oversee our independent auditor;

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  pre-approve the audit services and non-audit services to be provided by our independent auditor;

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  discuss with our independent auditor its responsibilities under generally accepted auditing standards, review and approve the planned scope and timing of the independent auditor's annual audit plan and discuss significant findings from the audit;

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  evaluate the independent auditor's qualifications, performance and independence;

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  establish policies for our hiring of current or former employees of the independent auditor;

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  review and discuss the annual audited and the quarterly financial statements with management and the independent auditor;

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  evaluate the performance, responsibilities, budget and staffing of our internal audit function and evaluate the performance of the senior officer or officers responsible for our internal audit function;

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  review with management, the internal auditors and the independent auditor, any significant financial reporting issues and judgments made in connection with the preparation of the financial statements, our critical accounting policies and practices, the effect of off-balance sheet transactions and structures, any major issues regarding accounting principles and financial statement presentations and the effect of regulatory and accounting initiatives;

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  review the type and presentation of information included in our earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies;

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  review, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting and review any special audit steps adopted in light of material control deficiencies;

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  review and discuss with the independent auditor any audit problems or difficulties and management's response thereto;

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  be directly responsible for the resolution of disagreements between management and our independent auditor regarding our financial reporting;

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  review our policies and practices with respect to risk assessment and risk management;

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  establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  review our compliance with laws and regulations and any regulatory financial commitments and also review any major litigation or investigations against us that may have a material impact on our financial statements;

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  report to our board of directors at least quarterly and, at least annually, evaluate its own performance and report to the board of directors on such evaluation;

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  periodically review and assess the adequacy of the Audit Committee charter and recommend any proposed changes to the board of directors; and

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  establish procedures for the receipt and treatment of the periodic financial reporting of our subsidiaries and reporting of the audit committees of such subsidiaries and assess such subsidiaries' compliance with any regulatory financial commitments.

  Compensation Committee

        The Compensation Committee consists of                    and will be composed entirely of independent directors.                    will serve as the chair of the Compensation Committee. The Compensation Committee is governed by a charter that complies with the rules of BZX. The Compensation Committee's responsibilities will include:

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  reviewing and approving, and, in the case of our Named Executive Officers, recommending to the board of directors for approval, the compensation of each of our executive officers;

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  periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning;

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  reviewing and evaluating our executive compensation and benefits policies generally;

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  at the request of the compensation committee of the board of directors of any of our subsidiaries, advising and assisting such subsidiary's compensation committee concerning executive compensation and benefits, management succession planning and other policies related to such subsidiary's executives;

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  preparing the Compensation Committee report to be included in our annual proxy statement and reviewing and discussing our compensation disclosure and analysis with management, and providing a recommendation to the board of directors regarding the inclusion of the compensation disclosure and analysis in our proxy statement;

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  reporting to our board of directors at least annually and, at least annually, evaluating its own performance and reporting to the board of directors on such evaluation;

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  periodically reviewing and assessing the adequacy of the Compensation Committee charter and recommending any proposed changes to the board of directors; and

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  reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee consists of                    and will be composed entirely of independent directors.             will serve as the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is governed by a charter that complies with the rules of BZX, and its responsibilities will include:

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  overseeing searches for and identifying qualified individuals for membership on the board of directors;

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  recommending to the board of directors criteria for board and committee membership and recommending individuals for membership on the board and its committees, including reviewing candidates' qualifications, making specific determinations as to independence, evaluating and assessing the performance of current directors for re-nomination, reviewing the composition of the board and its committees, considering rotation of committee members and Chairs as appropriate and considering any other factors as set forth in our Corporate Governance Guidelines or otherwise deemed appropriate;

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  at least annually, leading the board of directors in self-evaluation to determine whether it and its committees are functioning effectively;

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  at least annually, reviewing the evaluations prepared by each board committee of such committee's performance and considering any recommendations for proposed changes to the board;

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  reviewing and approving compensation for our directors;

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  developing and recommending our Corporate Governance Guidelines, Related Person Transaction Policy and Code of Business Conduct and Ethics and, at least annually, reviewing and reassessing the adequacy of such Corporate Governance Guidelines, Related Person Transaction Policy and Code of Business Conduct and Ethics and recommending any proposed changes to the board;

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  being responsible for any tasks assigned to it in our Corporate Governance Guidelines and overseeing compliance with our Corporate Governance Guidelines, Related Person Transaction Policy and Code of Business Conduct and Ethics and reporting on such compliance to the board;

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  reviewing and considering any requests for waivers of our Corporate Governance Guidelines or Code of Business Conduct and Ethics for our directors, executive officers and other senior financial officers and making recommendations to the board with respect to such requests for waivers;

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  reviewing potential conflicts of interest involving directors;

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  reviewing and, if appropriate, approving related party transactions in accordance with our Related Person Transaction Policy;

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  overseeing an orientation and continuing education program for directors meeting the requirements set forth in our Corporate Governance Guidelines;

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  reporting to our board of directors at least annually and, at least annually, evaluating its own performance and reporting to the board of directors on such evaluation; and

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  periodically reviewing and assessing the adequacy of the Nominating and Corporate Governance Committee charter and recommending any proposed changes to the board of directors.

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website, www.bats.com.

Corporate Governance Guidelines

        Our board of directors plans to adopt corporate governance guidelines that will serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, www.bats.com.

EXECUTIVE COMPENSATION

  Compensation Discussion and Analysis

        This Compensation Discussion and Analysis section of this prospectus explains how our executive compensation programs are designed and operate with respect to our named executive officers, who we refer to as the NEOs, who for 2015 were:

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  Joe Ratterman (Former President and Chief Executive Officer; current non-executive Chairman);

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  Chris Concannon (President and Chief Executive Officer);

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  Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer);

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  Mark Hemsley (Executive Vice President, Chief Executive Officer of BATS Chi-X Europe);

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  Chris Isaacson (Executive Vice President, Global Chief Information Officer); and

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  Bryan Harkins (Executive Vice President, Head of U.S. Markets).

Introduction

        Our compensation discussion and analysis discusses the compensation program for our NEOs in 2015 and describes our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees and the majority of our employees are eligible to participate in the main components of our compensation program consisting of:

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  base salary; and

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  quarterly cash bonuses.

        Our senior leaders, which include our NEOs and most officers of our subsidiaries, are eligible to participate in our equity award program. In addition, in 2015, our senior leaders and certain employees providing services to BATS Hotspot were eligible to receive an annual bonus, which in the case of our senior leaders is payable in cash and equity. The relative value of each of these components for individual employees varies based on job role and responsibility.

        In addition, we provide our NEOs with benefits that are generally available to our employees in the country in which the NEO is employed, including retirement savings and health and welfare benefits.

Compensation Philosophy and Objectives

        Our compensation philosophy is to offer our executive officers, including our NEOs, compensation and benefits that are competitive and meet our goals of attracting, retaining and motivating highly skilled management who share our desire to achieve our financial and strategic objectives and create long-term value for our stockholders. Accordingly, our executive officer compensation program is designed to link annual cash incentives and long-term stock incentives to the achievement of company and individual performance goals and to align the interests of executive officers with the creation of stockholder value.

        We believe compensation should be determined within a framework that is intended to reward individual contribution and the achievement of company objectives. Within this overall philosophy, our objectives are to:

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  attract, retain and motivate our executive officers by providing a total compensation program that takes into consideration competitive market requirements and strategic business needs;

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  align the financial interests of executive officers with those of our stockholders;

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  encourage behavior consistent with our values and reinforce ethical business practices;

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  provide incentives for achieving and exceeding performance goals; and

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  appropriately reward executive officers for creating long-term stockholder value.

Role of Directors and Executive Officers in Setting Compensation

        Our CEO has discretion to recommend both the contractual and discretionary compensation of the NEOs (other than himself), which he considers in consultation with our Compensation Committee. Our Compensation Committee has overall responsibility for overseeing our executive compensation policies, and the compensation committees of the boards of directors of our subsidiary registered securities exchange companies have ultimate responsibility for setting the compensation of our CEO, which responsibility they fulfill in consultation with our Compensation Committee. Our Compensation Committee further has overall responsibility for overseeing our compensation plans and programs, reviewing our achievements as a company and the achievements of our executive officers and providing input and guidance to our CEO in the determination of the specific type and level of compensation of our NEOs. Effective January 1, 2016, the compensation structure and target expectations for each of the NEOs will be set forth in his respective employment agreement.

        We believe the levels of compensation we provide should be competitive, reasonable and appropriate for our business needs and circumstances. In addition to the information provided by our compensation consultant, Meridian Compensation Partners, LLC, referred to as Meridian, with respect to executive officer and director compensation matters (discussed below), we have informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development. Our CEO, in consultation with the Compensation Committee, has applied subjective discretion to make compensation decisions rather than using a specific formula or matrix to set total compensation in relation to compensation paid by other companies. Our historical approach has been to consider competitive compensation practices and other factors, such as how much compensation was necessary to recruit and retain an executive officer, as well as individual performance. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time, we may reduce our reliance upon subjective determinations in favor of a more empirically based approach that could involve, among other practices, benchmarking the compensation paid to our NEOs against peer companies. In addition, following completion of the offering, the Compensation Committee will administer our executive compensation program in accordance with its charter.

        For the NEOs (other than our CEO), our CEO has historically considered such NEO's responsibilities, performance and historical compensation in determining their compensation. Our CEO then consults with the Compensation Committee on his recommendations to the Committee regarding base salary increases, discretionary bonus amounts and equity award amounts, and advises the Compensation Committee regarding the compensation program's ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our CEO believes are commensurate with such NEO's individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as our company's performance and competitive offerings. Through consultation with the Compensation Committee, our CEO may adjust up or down specific compensation for all the NEOs (other than himself). The amount of prior year annual bonus awards and equity awards generally is a factor in our CEO's decisions with respect to the NEOs. In determining our CEO's compensation, the boards of directors of our subsidiary registered securities exchange companies, in consultation with our Compensation Committee, take into consideration our performance, our CEO's contribution to that performance and the desire to retain and motivate our CEO.

        Our CEO and certain of our other NEOs may attend Compensation Committee meetings, as requested by the Compensation Committee.

Role of Compensation Consultant

        In August 2015, the Compensation Committee engaged Meridian to render advisory services to the Compensation Committee relating to executive officer and director compensation matters. Specifically, Meridian has conducted a comprehensive review of our executive compensation program which included:

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  identification of a peer-group of publicly traded companies;

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  review of compensation levels to assess the competitive positioning of our executive compensation programs relative to our peer group and the industry generally; and

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  review of the historical use of equity awards, peer data on share usage and assistance with development of long-term incentive plan strategy and guidelines.

        For 2015, the peer group of publicly traded companies selected by Meridian included the 17 companies listed below:

• BGC Partners Inc. • CBOE Holdings Inc. • CME Group Inc. • Deutsche Boerse AG • DST Systems Inc. • E Trade Financial Corp.	• Interactive Brokers Group, Inc. • Intercontinental Exchange, Inc. • Investment Technology Group, Inc. • KCG Holdings Inc. • London Stock Exchange Group plc	• MarketAxess Holdings Inc. • MSCI Inc. • Nasdaq OMX Group Inc. • TD Ameritrade Holding Corp. • TMX Group Ltd.

        In 2015, the Compensation Committee reviewed peer-group data but did not benchmark against it. In 2016, we expect that the use of peer-group data will play a more significant role in establishing compensation levels.

        Meridian does not currently provide us with any additional services other than the services it provides to the Compensation Committee relating to executive and director compensation and related governance. The Compensation Committee did not direct Meridian to perform its work in any particular manner or under any particular method. The Compensation Committee has the sole authority to retain and terminate Meridian or any other consultant. In connection with Meridian's retention, our Compensation Committee is conducting an assessment of potential conflicts of interest of Meridian.

Elements of Our Executive Compensation Program

        The principal elements of our executive compensation program to date have been base salary, performance-based quarterly cash bonus, discretionary cash bonus and long-term equity compensation. Each of these compensation elements satisfies one or more of our compensation objectives. We combine the compensation elements for each NEO in a manner we believe is consistent with the NEO's contributions to our company and our overall goals with respect to executive compensation.

  Base Salary

        We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our NEOs and is critical to recruiting and retaining our NEOs. Base salary is also designed to recognize the scope of responsibilities placed on each NEO and reward each executive for his unique leadership skills, management experience and contributions, which are described below under "2015 Named Executive Officer Compensation Decisions". We make a subjective determination of base salary after considering such factors collectively.

        The base salaries paid to our NEOs for 2015 are set forth below in the summary compensation table. See "—Summary Compensation Table."

  Cash Bonuses

        We believe that a meaningful portion of annual cash compensation should be contingent upon successful company performance. Therefore, subject to satisfaction of certain eligibility requirements, during 2015 our non-sales employees, including each of our NEOs, participated in the BATS Milestone Bonus Plan, or the Milestone Bonus Plan. We operate the Milestone Bonus Plan in the United States and Europe in a nearly identical manner. The Milestone Bonus Plan is designed to reward achievement of meaningful company milestone goals that support our objectives of company growth, enhancement of stockholder value and motivation of executive officers to achieve superior performance in their areas of responsibility. Our sales employees supporting the U.S. Equities and U.S. Options markets and European Equities markets participate in the Sale Milestone Bonus Plan, which is a unique plan designed to reward market share growth and sales-related performance. The sales employees providing services to BATS Hotspot participate in unique plans designed to reward transaction revenue and volume growth.

        The Milestone Bonus Plan assigns to each milestone goal a number of milestone points that are earned upon achievement of such milestone goal. Although some of the milestone goals are assigned a fixed number of milestone points, the number of milestone points that may be earned with respect to certain milestone goals (for example, monthly global normalized EBITDA) is uncapped. "Normalized EBITDA" is defined as EBITDA before acquisition-related costs, IPO costs, loss of extinguishment of debt and other significant one-time items not expected to be recurring. At the beginning of the plan year, each Milestone Bonus Plan participant is assigned a number of bonus plan units determined by us based on the participant's position, expected contributions and seniority.

        Payouts under the Milestone Bonus Plan are made following each quarter, based on the milestones achieved (and therefore, the milestone points earned) for such quarter. Payout amounts are determined by multiplying the number of milestone points earned for the quarter by the value per milestone point (which for 2015 was determined to be $10 per milestone point in the United States and £10 per milestone point in the United Kingdom), with such product multiplied by the number of bonus plan units assigned to each plan participant. For the majority of 2015, the NEOs were assigned the following number of bonus plan points, which points are determined by dividing each NEO's base salary by 10,000:

  •
  Joe Ratterman—90

  •
  Chris Concannon—120

  •
  Brian N. Schell—45

  •
  Mark Hemsley—48

  •
  Chris Isaacson—50

  •
  Bryan Harkins—45

        The milestone goals were established after considering our historical financial performance and internal strategic objectives. The milestone goals and the points awarded for achievement of goals are similar for our United States and United Kingdom employees. Additionally, an employee's milestone goals include both company-wide goals that apply to all company employees (either in the United States or United Kingdom) and specific department milestone goals that apply to only those employees in that employee's respective department. For 2015, all employees are eligible for the Milestone Bonus Plan, except for those employees who primarily provide services to BATS Hotspot; however, we anticipate the participation of such employees in the Milestone Bonus Plan in 2016.

        The company-wide milestone goals relate to monthly profitability, market share, operational up-time sustained for the month and completion of certain revenue producing projects:

  Monthly profitability

  •
  1 point for every $3.86 million in consolidated Normalized EBITDA for U.S. employees

  •
  1 point for every £0.47 million in European Equities Normalized EBITDA for U.K. employees

  Market share

  •
  1 point for every month equal to or better than 2nd in combined U.S. Equities market share for U.S. employees

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  2 points for every month 1st in combined U.S. Equities market share for U.S. employees

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  1 point for every month equal to or better than 6th in U.S. Options market share for U.S. employees

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  2 points for every month equal to or better than 4th in U.S. Options market share for U.S. employees

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  2 points for every month 1st in European Equities market share for U.K. employees

  Operational up-time

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  1 point for every month in U.S. Equities for U.S. employees

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  1 point for every month in U.S. Options for U.S. employees

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  2 points for every month for European Equities for U.K. employees

  Completion of revenue producing projects

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  10 points for first live trade on EDGX Options for U.S. employees

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  8 points for first live trade on ICAP for U.K. employees

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  8 points for first live trade on ETR for U.K. employees

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  5 points for new billing rollout for U.K. employees

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  5 points for first office disaster recovery day for U.K. employees

  Departmental goals for 40 points in total

        Department goals, organized by functional group, represent the completion of other significant projects that contribute to our success, such as the Direct Edge Integration, the migration to the Equinix NY5 datacenter, the BATS Hotspot Acquisition, the launch of EDGX Options and incremental profitability.

        In addition to quarterly cash bonuses payable under the Milestone Bonus Plan, each of our NEOs is also eligible to earn a discretionary performance bonus, payable as a combination of compensatory equity awards and cash, based on the achievement of company goals and individual performance, and a spot bonus (generally ranging from $1,000 to $25,000) based on individual performance that can be paid anytime during the year. The discretionary bonuses for the NEOs are determined by the Compensation Committee in consultation with the CEO, and, in the case of the CEO, determined by the compensation committees of the boards of directors of our subsidiary registered securities exchange companies in consultation with the Compensation Committee, with a target amount of the combined bonus value to equal a specific percentage of the executive's base salary. In general, the annual performance bonus is intended to be consistent with the company's applicable bonus programs, which are based on the achievement of individual initiatives as well as company performance for the year to which they relate. In 2015, the annual performance bonus as a percentage of the base salary for each NEO was:

Name	Annual Performance Bonus as Percentage of Base Salary
Chris Concannon	220%
Joe Ratterman	200%
Brian N. Schell	132%
Mark Hemsley	160%
Chris Isaacson	135%
Bryan Harkins	149%

        Beginning in 2016, we are considering establishing a targeted short-term incentive for the CEO and each NEO based on the achievement of corporate, department and individual goals established at the beginning of the year, which will be approved by the Compensation Committee and the board of directors and paid in January of the following year.

  Long-Term Equity Compensation

        Our equity awards provide long-term incentives to our NEOs. We believe that equity grants align the interests of our NEOs with our stockholders, provide our NEOs with incentives linked to long-term performance and create an ownership culture. Our equity incentives have been granted in the form of non-statutory stock options and restricted stock. The vesting features of our stock option and restricted stock grants support our retention goals, as time-vesting provides an incentive to our NEOs to remain in our employ and grow the value of the company during the vesting period. In 2015, restricted stock awards were granted to the NEOs.

        Restricted stock and stock options granted to the NEOs under the 2009 Plan and the 2012 Plan (as described below) vest in equal annual installments over four years. Furthermore, stock options granted under the 2009 Plan are currently fully vested and stock options granted the 2012 Plan fully vest upon the occurrence of a change in control (as defined in the 2012 plan).

        In 2015, we did not establish criteria for granting equity awards to the NEOs, either with respect to timing or amount, in keeping with our historical practice. Rather, in determining the amount of restricted stock to be granted to the NEOs in 2015, our board of directors took into account the following factors:

  •
  the value of such awards;

  •
  the NEO's level of current and potential job responsibility;

  •
  our desire to retain the NEO over the long term;

  •
  the retention value of the NEO's existing equity awards

  •
  the NEO's performance during the year; and

  •
  the performance of the company during the year

        We are in the process of reviewing the structure of annual long-term incentives for each NEO in 2016. The Compensation Committee will consider a number of factors when it grants the 2016 awards, which may include the company's performance, individual performance and market conditions.

        Following this offering, we anticipate that we will continue to use equity awards as part of our executive compensation program.

  Other Benefits

        Our NEOs are eligible to participate in the same benefit programs, perquisites and other fringe benefits that are broadly available to other senior executives in the country where they are employed, and under the same terms and conditions and at the same levels as other employees, subject to any limitations required by the benefit plans themselves such as compensation limits imposed by the Internal Revenue Service, or IRS.

  Retirement Savings Opportunity

        All employees in the United States are eligible to participate in a 401(k) plan, which we refer to as the U.S. Retirement Plan. Under the U.S. Retirement Plan, we match employee contributions dollar for dollar up to 5% of eligible compensation (not to exceed the IRS deferral contribution limit). Participants are 100% vested in all plan contributions. All employees of BATS Chi-X Europe are eligible to participate in a stakeholder or self-invested personal pension arrangement, which we refer to as the BATS Chi-X Europe Retirement Plans. Under the BATS Chi-X Europe Retirement Plans, we match contributions up to 5% of annual salary and plan participants are 100% vested in all plan contributions. The U.S. Retirement Plan and the BATS Chi-X Europe Retirement Plans are defined contribution pension plans.

  Health and Welfare Benefits

        All full-time employees, including our NEOs, may participate in our health and welfare benefit programs including gym memberships. In addition, we provide, and pay the premiums for, life insurance, accidental death and dismemberment and long-term disability coverage.

  Perquisites

        As a general matter, we do not offer perquisites to any executive officer, including the NEOs, with an aggregate value in excess of $10,000 annually because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executive officers, and may do so in the future.

2015 Named Executive Officer Compensation Decisions

        Consistent with the processes described above, the discretionary cash bonus component of the total 2015 compensation for our NEOs (other than the CEO and Chairman) was subjectively determined by the CEO in consultation with the Compensation Committee based on the achievement of individual initiatives as well as our performance for the year to which they relate. In the case of the CEO, this compensation element was subjectively determined by the compensation committees of the boards of directors of our subsidiary registered securities exchange companies in consultation with the

Compensation Committee, and based on the achievement of individual initiatives as well as company performance for the year to which they relate. These payouts were not based on a specific formula or individual performance targets. The Compensation Committee and the CEO considered each individual's performance and contributions to our performance, as described below. In the case of the Chairman, this compensation element was subjectively determined by the Compensation Committee based on the overall results of the company and the successful transition of the new CEO.

        Joe Ratterman served as Chairman from June 2007 until July 2012, as President from June 2007 until November 2014 and as Chief Executive Officer from June 2007 until March 2015. He currently serves as non-executive Chairman, which became effective March 2015. Mr. Ratterman's talents and leadership have been, and continue to be, critical to our success. Under his leadership, we acquired BATS Chi-X Europe in 2011, which when combined with our existing European operations became the largest pan-European equities trading venue, and Direct Edge in 2014, which when combined with our existing U.S. operations became the second largest U.S. listed cash equities trading venue. He developed a CEO succession plan in 2014 and oversaw its seamless implementation in 2015. Mr. Ratterman's compensation reflects his 2015 role in these efforts. Mr. Ratterman's leadership was instrumental in enabling our revenues less cost of revenues and Normalized EBITDA to increase 210% and 297%, respectively, from 2010 to 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information and a reconciliation of net income to Normalized EBITDA.

        Chris Concannon joined us in 2014 as President and became CEO in March 2015. He also serves as a director on our board. Mr. Concannon was the principal architect of the BATS Hotspot Acquisition and helped guide the company to record high revenues less costs of revenues, as well as Normalized EBITDA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information and a reconciliation of net income to Normalized EBITDA.

        Brian N. Schell joined us as Chief Financial Officer, or CFO, in March 2011. Mr. Schell is responsible for our overall financial management and human resources activities. He also oversees the marketing and communications activities, as well as other administrative functions, including our office space lease negotiations. During 2015, Mr. Schell negotiated key aspects of the BATS Hotspot Acquisition, as well as arranging the financing to complete the transaction. He also led our readiness to become Sarbanes-Oxley Act compliant and directed the improved quality and timing of our financial information and reporting.

        Mark Hemsley joined us in April 2008 as Chief Executive Officer and Chairman of BATS Europe. Mr. Hemsley played a critical role in the acquisition and subsequent integration of BATS Chi-X Europe, which when combined with our existing European operations became the largest pan-European market venue. As the Chief Executive Officer of BATS Chi-X Europe since November 2011, Mr. Hemsley also maintained BATS Chi-X Europe's ranking as the largest exchange in Europe by market share as well as introduced a number of new products, including BXTR, Europe's largest OTC trading reporting facility. He was also responsible for the acquisition of 25% of EuroCCP and a key contributor to the launch of the BATS Hotspot London matching engine.

        Chris Isaacson is a founding employee and served as our Chief Operating Officer, or COO, from June 2007 to February 2014 and has served as Global Chief Information Officer, or CIO, from February 2014. As CIO he oversees all technology and market operations for the company globally, including technology strategy, software engineering and quality, as well as IT infrastructure and security. During 2015, he led the flawless launch or migration of eight of BATS' ten markets with no material operational downtime. This included the Direct Edge equities exchanges to the BATS technology platform, migrating the U.S. equities and option exchanges to a new data center, the launch of a new U.S. options exchange, which included new matching engine technology, a new FX matching engine in London and migrating the existing FX platform in the U.S. to a new data center. Mr. Isaacson was also instrumental in the achieving the cost synergy targets associated with the Chi-X Europe acquisition, Direct Edge Acquisition and BATS Hotspot Acquisition.

        Bryan Harkins was a founding employee of Direct Edge and served as its COO from 2011 until the Direct Edge Acquisition. In February 2014 he joined BATS and was named Head of U.S. Markets, overseeing sales, product development, new listings and competitive strategy for BATS' U.S. equities and options exchanges. He also led the expansion of the company's U.S. suite of market data and access services as well as our push to be the number one ETP marketplace. In addition, he led the development and implementation of strategic pricing initiatives in our U.S. Equities and U.S. Options segments, which resulted in record market share levels in each of those markets—21.7% in the U.S. Equities segment and 10.9% in the U.S. Options segment during the third quarter of 2015. These operating segments also reached record levels of profitability as a direct result of these pricing changes and market share gains. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

        Each of these achievements and goals was taken into account when establishing each NEO's compensation (e.g., base salary and equity grants) in 2015.

Allocation Between Current and Long-Term Compensation

        Historically, we have not adopted any policies with respect to current compensation versus long-term compensation, but believed that both elements are necessary for achieving our compensation objectives. Current compensation consists of base salary and quarterly and annual cash bonuses. Long-term compensation has been provided with grants of equity in the form of stock options and restricted stock. Base salary provides financial stability for each of our NEOs and increases in base salary, as determined by our CEO in consultation with the Compensation Committee, provide a reward for short-term company and individual performance. Annual cash bonuses likewise provide a reward for short-term company and individual performance. Long-term equity compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value.

        Beginning in 2016, we will establish ranges for the ratio of long-term compensation to total compensation, which will be approved by the Compensation Committee and the board of directors. The ranges will be based upon level of current and potential job responsibility and market data.

Allocation Between Cash and Non-Cash Compensation

        Historically, we have not adopted any policies with respect to cash versus non-cash compensation (or among different forms of non-cash compensation). We have determined that it is important to encourage or provide for a meaningful amount of equity ownership by our NEOs to help align their interests with those of stockholders, one of our compensation objectives. The allocation between cash and non-cash compensation has been based on a number of factors, including each NEO's performance objectives and our retention objectives and may vary from year to year. In 2015, the allocation was 65% non-cash compensation for Mr. Concannon and ranged from 30% to 40% for the NEOs other than Mr. Concannon.

        Beginning in 2016, we are establishing ranges for the ratio of long-term compensation to total compensation, which will be approved by the Compensation Committee and the board of directors. The ranges will be based upon level of current and potential job responsibility and market data.

Employment Agreements

        Each of the NEOs in the United States is a party to an employment agreement. The employment agreement for each of the NEOs in the United States, except for Mr. Harkins, provide that the NEOs are "at will" employees and that the employment relationship between us and our NEOs may be terminated at any time by either party with or without cause or advance notice. These employment agreements also provide that during the employment period, the NEOs will not, anywhere within the United States or Canada, engage in competitive activities or solicit our customers or customer prospects. During the employment period and for the two (2) years following termination of employment, the NEOs will not directly or indirectly solicit our employees. Additionally, the employment agreements assign ownership of inventions and work product to us and requires the NEO to protect our confidential information. The NEOs are not entitled to compensation of any kind under their respective employment agreements.

        Mr. Harkins is a party of an employment agreement dated as of August 23, 2013 which provides for a three (3) year term with automatic one-year annual extensions, provided neither party gives the requisite advance notice to the other party. Under this agreement, he is entitled to a specified base salary, as well as an annual performance bonus target of 100% of his base salary, payable as a combination of restricted stock and cash. Mr. Harkins' employment agreement provides that during the employment and for twenty-four (24) months following termination of employment, Mr. Harkins will not directly or indirectly solicit our employees, customers or customer prospects. Additionally, during the employment and for twelve (12) months following termination of employment, Mr. Harkins will not begin employment with or provide any material assistance to: (i) any company primarily engaged in the business of operating an exchange, facility, ECN, ATS or MTF (as such terms are defined under the applicable agreement), for the trading of equity and/or options securities; or (ii) any full service broker dealer to the extent that Mr. Harkins' primary area of responsibility will be the support of said broker-dealer's ECN or ATS business lines.

        Each BATS Chi-X Europe employee located in the United Kingdom, including Mr. Hemsley, is a party to a service agreement with BATS Chi-X Europe, which we refer to as the Service Agreement. Under the Service Agreement, Mr. Hemsley is provided a basic salary (subject to annual review by our board of directors) and is eligible to participate in the Milestone Bonus Plan and any share scheme in operation for employees of comparable status. He is entitled to an annual contribution to a personal pension scheme up to a maximum of the lesser of £10,000 and 5% of his basic salary. Employment continues until terminated on 90 days' written notice by either party (unless an immediate termination is warranted under the terms of the Service Agreement or termination is due to ill health or injury). During the period after either party has given notice to terminate the employment relationship, the Garden Leave Period, Mr. Hemsley is entitled to his basic salary and contractual benefits. Alternatively, we may choose to pay Mr. Hemsley his basic salary and contractual benefits in lieu of all or part of any period of notice. Mr. Hemsley may not compete directly or indirectly with us or any of our affiliates for a period of 12 months following termination, less any Garden Leave Period. For a period of six months following termination, less any Garden Leave Period, he may not be involved, directly or indirectly, in any facility whose primary line of business is the supply of certain restricted services. Additionally, Mr. Hemsley may not solicit any key employee of ours or any of our affiliates for a period of 12 months following termination, less any Garden Leave Period. Under the Service Agreement, Mr. Hemsley has assigned to us ownership of inventions and creative works.

        Each of the NEOs, except for Mr. Ratterman, is anticipated to be a party to a new employment agreement effective January 1, 2016. The duration of each employment agreement will be three (3) years, with automatic one-year annual extensions, provided neither party gives the requisite advance notice to the other party. Notwithstanding the foregoing, the employment agreement and the corresponding employment relationship between us and our NEOs may be terminated at any time by either party with or without cause or advance notice.

        The employment agreements will provide that during the employment period and for the twelve (12) months following termination of employment, the NEO will not engage in competitive activities or solicit our employees, customers or customer prospects. Additionally, the employment agreements will assign ownership of inventions and work product to us and requires the NEO to protect our confidential information.

Severance and Change of Control Arrangements

        Our employees and executive officers may be eligible to receive certain severance benefits upon the involuntary termination of their employment without cause. Following the execution of the employment agreements effective January 1, 2016, our NEOs, except for Mr. Ratterman, will generally be entitled to certain contractual severance benefits as set forth in their respective employment agreements.

        Our United States-based employees are eligible for severance pay and benefits under an adopted severance policy once they have been employed for a period not less than one year. The terms of the severance pay and benefits shall be derived by the respective employee's years of service and include severance payments ranging from three to six months' base salary plus COBRA benefits during the applicable coverage period. Our United Kingdom-based employees are generally entitled to basic salary and contractual benefits during any Garden Leave Period (or payment in lieu thereof). Payment of severance is conditioned on the execution of a release of claims in favor of the company.

        Our employees and executive officers are eligible for certain accelerated vesting of their equity awards in connection with certain terminations of employment and a Change of Control event pursuant to the terms of the applicable equity plan. Such protections are provided to minimize uncertainty for our executive officers and employees. Further terms of these agreements are described below under "Potential Payments Upon Termination or Change of Control.

        Additional information on the severance policy and treatment of equity awards is provided under the section "Potential Payments Upon Termination or Change of Control."

Stock Ownership Guidelines

        Historically, our NEOs have not been subject to mandated stock ownership or stock retention guidelines. However, we believe it is important for our NEOs to be owners in the company to ensure the alignment of goals with the best interests of our stockholders. We expect to adopt a formal stock ownership policy approved by the board of directors in connection with this offering.

Tax Deductibility of Executive Compensation

        Section 280G of the Internal Revenue Code of 1986, as amended to the date hereof, or the Code, provides that executive officers, certain stockholders and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceed certain limits. Section 409A of the Code also imposes additional significant taxes on the individual for deferred compensation that does not meet the requirements of Section 409A. We do not provide any NEO with a gross-up or other reimbursement for tax amounts the executive officer might pay pursuant to Section 280G or Section 409A of the Code.

        Section 162(m) of the Code imposes a $1 million cap on federal income tax deduction for compensation paid to our CEO and to certain other highly compensated officers during any fiscal year unless the compensation is "qualified performance-based compensation" under Section 162(m). Under a special Section 162(m) exception, subject to certain conditions, compensation paid pursuant to a compensation plan in existence before the effective date of this offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs.

        While we cannot predict how this deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives set forth above is more important than the benefit of tax deductibility, and we reserve the right to maintain flexibility in how we compensate our NEOs, which may result in limited deductibility of amounts of compensation from time to time.

        The following table sets forth information concerning the annual and long-term compensation for services to the company earned by our NEOs in 2015.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Restricted Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)		All Other Compensation(4) ($)	Total ($)
Chris Concannon President and Chief Executive Officer(5)	2015	$1,200,000	$—	$2,639,965	$225,600		$14,299	$4,079,864
Joe Ratterman Former President and Chief Executive Officer, current Chairman(5)	2015	900,000	1,500,000	299,969	169,200		14,509	2,883,678
Brian N. Schell Executive Vice President; Chief Financial Officer; Treasurer	2015	454,167	264,750	335,243	85,650		14,551	1,154,361
Mark Hemsley Executive Vice President, Chief Executive Officer of BATS Chi-X Europe(6)	2015	727,335	349,188	817,232	122,653		13,717	2,030,125
Chris Isaacson Executive Vice President; Global Chief Information Officer	2015	500,000	337,500	337,494	119,000	(7)	27,006	1,321,000
Bryan Harkins Executive Vice President, Head of U.S. Markets	2015	454,167	198,000	476,983	78,750		15,257	1,223,157

(1)
Amounts represent discretionary cash bonus amount payable to each of the NEOs, as further described in "Executive Compensation—Elements of Our Executive Compensation Program—Cash Bonuses."

(2)
Compensation for restricted stock is computed in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation. Amounts represent the grand date fair value as described further in "Management Discussion & Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock Based Compensation".

(3)
Amounts represent non-equity incentive plan compensation paid in accordance with the Milestone Bonus Plan, as further described in "Executive Compensation—Elements of Our Executive Compensation Program—Cash Bonuses."

(4)
Amounts included in the "All Other Compensation" column for 2015 are as follows:

Name	Retirement Plan Match(8) ($)	Life Insurance Premiums ($)	Gym Membership ($)	Payout for Earned Vacation ($)(9)	Gifts/Awards ($)	Total ($)
Chris Concannon	$13,250	$945	$—	$—	$104	$14,299
Joe Ratterman	13,250	1,155	—	—	104	14,509
Brian N. Schell	13,250	1,197	—	—	104	14,551
Mark Hemsley(6)	7,070	5,745	902	—	—	13,717
Chris Isaacson	13,250	756	—	12,896	104	27,006
Bryan Harkins	13,250	1,103	800	—	104	15,257

  The aggregate amount of perquisites and other personal benefits did not exceed $10,000 for any of the NEOs.

(5)
In March 2015, we appointed Chris Concannon as our President and Chief Executive Officer. Mr. Ratterman remained an employee through December 31, 2015 following his resignation as Chief Executive Officer in March 2015. Mr. Ratterman's

  salary and bonus reflect his role as Chief Executive Officer through March 2015 and as an employee assisting with Mr. Concannon's transition during the remainder of 2015.

(6)
Mr. Hemsley receives his cash compensation in British pounds. The amounts reported above for 2015 were converted to U.S. dollars using a rate of £1.00 to $1.503, which was the exchange rate as of November 30, 2015.

(7)
Amount includes a $25,000 spot bonus based on individual performance.

(8)
Amounts represent our matching contributions under our U.S. Retirement Plan and BATS Chi-X Europe Retirement Plans, which are defined contribution pension plans, as further described in "Executive Compensation—Elements of Our Executive Compensation Program—Retirement Savings Opportunity".

(9)
Our paid time off, or PTO, policy allows associates to carry-over five days of PTO from one year to the next. Any unused days exceeding the five carry-over days were paid to associates at 50% of their base salary.

Grants of Plan-Based Awards

        The following table sets forth information concerning grants of plan-based awards made to the executive officers named in the Summary Compensation Table during our fiscal year ended December 31, 2015.

Grants of Plan-Based Awards

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Date of Board Action	Threshold(1) ($)	Target(2) ($)	Maximum(1) ($)
Chris Concannon	12/1/2015	11/11/2015	N/A	$180,000	N/A	57,478	$2,639,965
Joe Ratterman	12/1/2015	11/11/2015	N/A	135,000	N/A	6,531	299,969
Brian N. Schell	12/1/2015	11/11/2015	N/A	68,125	N/A	7,299	335,243
Mark Hemsley(3)	12/1/2015	11/11/2015	N/A	109,100	N/A	17,793	817,232
Chris Isaacson	12/1/2015	11/11/2015	N/A	75,000	N/A	7,348	337,494
Bryan Harkins	12/1/2015	11/11/2015	N/A	68,125	N/A	10,385	476,983

(1)
Payouts under the Milestone Bonus Plan are not subject to threshold performance or maximum limits.

(2)
Amounts represent target payouts under the Milestone Bonus Plan, as further described in "Executive Compensation—Elements of Our Executive Compensation Program—Cash Bonuses."

(3)
Mr. Hemsley receives his cash compensation in British pounds. The amounts reported above were converted to U.S. dollars using a rate of £1.00 to $1.503, which was the exchange rate as of November 30, 2015.

Description of Equity Incentive Plans

2009 Stock Option Plan

        Effective April 3, 2009, we adopted the BATS Global Markets, Inc. 2009 Stock Option Plan, or 2009 Plan. The following description sets forth the material terms of the 2009 Plan, which is incorporated herein by reference.

        Outstanding stock options currently provide the option holder the right to purchase our common stock following satisfaction of vesting conditions. Following the closing of the offering, each outstanding stock option will provide the option holder the right to purchase one share of common stock.

  Purpose

        The purpose of the 2009 Plan is to promote the long-term growth and profitability of the company and its affiliates by providing individuals who are and will be involved in the company's and its affiliates' growth with an opportunity to acquire an ownership interest in the company. We expect that we will benefit from the added interest that such officers, directors, and employees will have in our welfare as a result of their proprietary interest in our success.

  Shares Available Under the 2009 Plan

        As of September 30, 2015, we had 543,603 stock options outstanding under the 2009 Plan. As a result, we have no shares of our common stock remaining that may be subject to option awards under the 2009 Plan, subject to adjustment in the event of any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us. Shares issued under the 2009 Plan must be previously unissued or reacquired shares. If any award expires or terminates without having been exercised in full, the shares that are not acquired may again be issued under the 2009 Plan. No new awards may be made under the 2009 Plan after the effective date of the registration statement of which this prospectus is a part.

  Eligibility

        All of our employees, officers and directors, and all of the employees, officers and directors of any of our affiliates, who are designated as eligible by our CEO, board of directors or Compensation Committee may receive awards under the 2009 Plan. As of September 30, 2015, 50 employees hold outstanding awards under the 2009 Plan.

  Administration

        The 2009 Plan is administered by our CEO. Our CEO has the authority to interpret the 2009 Plan and the awards granted under it, to establish, amend and revoke the rules and procedures for its administration and to make any other determination and take any other action necessary or desirable for the administration of the 2009 Plan. Our CEO has discretion to select the participants and determine the form, amount and timing of each award, the exercise price and term associated with the award, the conditions and methods of exercise, settlement, cancellation, forfeiture or suspension of the award and all other terms and conditions of the award. However, only the board of directors may select and grant awards to our officers and directors or to any eligible participant if such award would allow the participant to purchase 100,000 or more shares of common stock (either alone or in conjunction with prior stock option awards). The board of directors may delegate the authority to administer all aspects of the 2009 Plan to the Compensation Committee.

  Amendment and Termination

        In general, our board of directors may amend, alter or suspend the 2009 Plan. However, any such action that adversely affects the rights of an option holder in any outstanding options requires such holder's consent. In addition, except for certain adjustments for changes in stock, any material increase in the total number of shares available for options under the 2009 Plan and any material increase of benefits accruing under the 2009 Plan require stockholder approval. Stockholder approval is also required to the extent any proposed amendment would require stockholder approval under applicable laws, regulations or exchange rules or to the extent that the amendment increases the number of shares authorized under the 2009 Plan. The board of directors has the authority to amend the terms of any award agreement provided that such action does not adversely affect the rights of the option holder.

  Form of Awards

        Awards under the 2009 Plan are in the form of options not intended to qualify as "incentive stock options" under Section 422 of the Code, with the following terms:

  •
  options must have an exercise price at least equal to the fair market value of our common stock on the date of grant;

  •
  shares subject to an option are subject to immediate vesting upon the occurrence of a change in control (as defined in the 2009 Plan) or, at the discretion of our CEO, termination of service;

  •
  47,194 stock options held by our CEO that would not already be vested as of such time are subject to immediate vesting one year following the effectiveness of the registration statement of which this prospectus is a part;

  •
  generally, our stock award agreements under the 2009 Plan provide for vesting in equal annual increments over four years from the date they are granted, but all will be fully vested one year following the effectiveness of the registration statement of which this prospectus is a part; and

  •
  options expire upon the earlier of ten years after the date of grant or 90 days after termination of service (other than termination of service due to death or disability, in which case the options may be exercised within one year thereafter and six months thereafter, respectively).

        If an option holder exercises an option after termination of service, we have a right to make a cash payment in lieu of delivering shares. We may also elect to redeem all or a portion of shares received by such holder within 90 days following termination of service for any reason.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2009 Plan.

Third Amended and Restated 2012 Equity Incentive Plan

        Effective May 30, 2012, we adopted the BATS Global Markets, Inc. 2012 Equity Incentive Plan, or 2012 Plan. We amended and restated the 2012 Plan effective February 11, 2015. The following description sets forth the material terms of the 2012 Plan, which is incorporated herein by reference.

  Purpose

        The purpose of the 2012 Plan is to promote the long-term growth and profitability of the company and its affiliates by providing individuals who are and will be involved in the company's and its affiliates' growth with an opportunity to acquire an ownership interest in the company, and to strengthen the mutuality of interests between such individuals and our stockholders. We expect that we will benefit from the added interest that such officers, directors, and employees will have in our welfare as a result of their proprietary interest in our success.

  Eligibility

        All of our employees, officers, directors and consultants and all of the employees, officers, directors and consultants of any of our affiliates, who are designated as eligible by our board of directors or Compensation Committee may receive awards under the 2012 Plan. As of September 30, 2015, 28 employees hold outstanding awards under the 2012 Plan.

  Administration

        The 2012 Plan is administered by our Compensation Committee, or such other committee as may be designated by our board from time to time. If the board does not designate a committee, the 2012 Plan will be administered by our board. The Compensation Committee may delegate one or more officers of the company the authority to grant awards under the 2012 Plan. The Compensation Committee has the authority to interpret the 2012 Plan and the awards granted under it, to establish, amend and revoke the rules and procedures for its administration and to make any other determination and take any other action necessary or desirable for the administration of the 2012 Plan. The Compensation Committee will have discretion to select the participants and determine the form, amount and timing of each award, the terms and conditions associated with the award, the conditions and methods of exercise, settlement, cancellation, forfeiture or suspension of the award and all other terms and conditions of the award. However, only the board of directors may select and grant awards to our Section 16 officers and directors.

  Shares Available Under the 2012 Plan

        The maximum shares available for issuance under the 2012 Plan is 1,275,000. As of September 30, 2015, we had 125,151 stock options outstanding and 400,077 shares of restricted stock issued under the 2012 Plan. As a result, net of shares forfeited, we had a remaining total of 811,655 shares of our common stock that may be subject to awards under the 2012 Plan, subject to adjustment in the event of any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us. Shares issued under the 2012 Plan must be previously unissued or reacquired shares. If any award expires or terminates without having been exercised in full, the shares that are not acquired may again be issued under the 2012 Plan. No new awards may be made under the 2012 Plan after the effective date of the registration statement of which this prospectus is a part.

        Options.    The Compensation Committee may grant nonqualified stock options under the 2012 Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2012 Plan; provided that all stock options granted under the 2012 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of the our common stock underlying such stock options on the date such stock options are granted. The maximum term for stock options granted under the 2012 Plan will be ten years from the initial date of grant. The purchase price for the common stock shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in common stock shares having a fair market value equal to the aggregate exercise price of the stock option being exercised (provided that such shares are not subject to any pledge or other security interest); (iii) if there is a public market for the common stock shares at such time, through the delivery of irrevocable instructions to a broker to sell the common stock shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price of the stock option being exercised; (iv) through a "net exercise" procedure effected by withholding the minimum number of common stock shares needed to pay the exercise price and any applicable required withholding taxes; or (v) by any combination of the foregoing. Any fractional shares of common stock will be settled in cash. Generally, our stock award agreements provide for vesting in equal annual increments over four years from the date they are granted. Stock options expire upon the earlier of ten years after the date of grant or 90 days after termination of service for any reason other than cause (other than termination of service due to death or disability, in which case the options may be exercised within six months thereafter). Upon a participant's termination for cause, any stock options held by such participant are immediately cancelled and may not be exercised even if vested at the time of termination. If an option holder exercises an option after termination of service, we have a right to make a cash payment in lieu of delivering shares. We may also elect to redeem all or a portion of shares received by such holder within six months following termination of service for any reason.

        Restricted Stock and Restricted Stock Units.    The Compensation Committee may grant restricted shares of our stock or restricted stock units, or RSUs, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each RSU. As to restricted shares of our common stock, subject to the other provisions of the 2012 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. To the extent provided in the applicable award agreement, the holder of outstanding RSUs will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Compensation Committee, in shares of common stock having a value equal to the amount of such dividends, which will be payable at the same time as the underlying RSUs are settled following the release of the restrictions on such RSUs. A participant will have no rights or privileges as a stockholder as to RSUs. Unless otherwise provided in the applicable award agreement, any restricted stock award or RSUs shall be forfeited in the event of a termination of service prior to the end of the applicable restriction period. We may also elect to redeem all or a portion of shares received by such holder within six months days following termination of service for any reason.

        Effect of a Change of Control on Awards.    In the event of a change of control of the company, unless otherwise provided in the applicable award agreement, the Compensation Committee may provide for (i) continuation or assumption of outstanding awards under the 2012 Plan by the company or the surviving corporation; (ii) substitution by the surviving corporation of awards with substantially the same terms and value for the outstanding awards; (iii) acceleration of the vesting and lapse of any restrictions or right to exercise outstanding awards as of the change of control, and the expiration of outstanding awards to the extent not timely exercised by the date of the change of control; or (iv) in the case of stock options, cancellation in consideration of a payment in cash or other consideration to the participant who holds the stock options in an amount equal to the value of the stock options. If an award is continued or assumed by the company or the surviving corporation or substituted by the surviving corporation, and unless otherwise provided in the applicable award agreement, in the event of a termination of service other than for cause during the 12-month period following a change of control, any stock options awarded under the 2012 Plan but not previously exercisable and vested will become fully exercisable and vested, and the restrictions applicable to any award of restricted stock or RSUs will lapse and the awards will be deemed fully vested and, in the case of RSUs, settled.

  Amendment and Termination

        In general, our board of directors may amend, alter, suspend or terminate the 2012 Plan. However, any such action that adversely affects the rights of a participant under any outstanding award requires such participant's consent. Stockholder approval is also required to the extent any proposed amendment would require stockholder approval under applicable laws, regulations or exchange rules. The board of directors has the authority to amend the terms of any award agreement provided that such action does not adversely affect the rights of the participant.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2012 Plan.

        In connection with this offering, we plan to adopt a new long-term incentive plan, pursuant to which we will be permitted to grant a variety of equity-based and cash-based incentive awards. A description of this plan will be provided once it has been adopted.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information concerning unexercised options, stock that has not vested and equity incentive plan awards for the executive officers named in the Summary Compensation Table as of the end of our fiscal year ended December 31, 2015.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of shares that have not vested	Market value of shares that have not vested
Chris Concannon	54,884	164,654	$36.44	11/28/2024	98,641	$4,530,581
Joe Ratterman	—	—	N/A	N/A	6,531	299,969
Brian N. Schell	—	—	N/A	N/A	23,782	1,092,307
Mark Hemsley	10,837	—	28.63	1/30/2020	48,250	2,216,123
Chris Isaacson	10,837	—	16.38	4/29/2019	15,626	717,702
	43,349	—	28.63	1/30/2020	N/A	N/A
Bryan Harkins	—	—	N/A	N/A	25,687	1,179,804

(1)
All stock options and restricted stock issued generally vest equally over four years. Furthermore, stock options and restricted stock granted under the 2009 Plan and 2012 Plan fully vest upon the occurrence of a change in control (as defined in 2009 Plan and 2012 Plan) or, under the 2009 Plan, on the first anniversary of the effectiveness of this registration statement with the SEC covering our common stock.

        None of our NEOs held stock awards (other than stock options and restricted stock) during the fiscal year ended December 31, 2015.

Option Exercises

        There were no options exercised by any NEO during the fiscal year ended December 31, 2015.

Pension Plans

        Other than our U.S. Retirement Plan and the BATS Chi-X Europe Retirement Plans, which are defined contribution plans, we do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Nonqualified Deferred Compensation Table

        We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

Potential Payments Upon Termination or Change in Control

        As of December 31, 2015, none of the NEOs, except for Mr. Harkins and Mr. Hemsley, is covered by an employment agreement that addresses payment upon a termination or change in control.

        Under Mr. Harkins' employment agreement, upon a termination of Mr. Harkins' employment by us involuntarily without cause or by Mr. Harkins for good reason, he is entitled to: (i) 100% of his annual base salary, (ii) an amount equal to 100% of his average annual incentive (as defined in his employment agreement), (iii) the cost of COBRA premiums payable over twelve (12) months, and (iv) his pro rata bonus as of the date of termination. Mr. Harkins is also entitled to certain severance compensation and benefits upon a change in control. Under his employment agreement, if, within the eighteen (18) month period occurring immediately after a change in control, Mr. Harkins is involuntarily terminated by us without cause or Mr. Harkins voluntarily terminates his employment for good reason, he is entitled to: (i) 150% of his annual base salary, (ii) an amount equal to 150% of his target bonus, (iii) the cost of twelve (12) months of COBRA premiums payable in a lump sum and (iv) his pro rata bonus as of the date of termination.

        Under Mr. Hemsley's Service Agreement, a U.K. governed document, other than termination due to ill health or injury or events where an immediate termination is permitted under the agreement, we must provide him with 90 days' written notice of termination of employment. In the event he is unable to work due to ill health or injury for an aggregate period of 130 working days in a 12-month period, his employment may be terminated with notice of the statutory minimum plus one week. During the period following provision of notice of termination, the Garden Leave Period, Mr. Hemsley is entitled to his basic salary and contractual benefits. In our discretion, we may pay Mr. Hemsley basic salary and other contractual benefits in lieu of all or part of any notice period.

        Effective January 1, 2016, each of the NEOs, except for Mr. Ratterman, is expected to be a party to a new employment agreement providing for severance and other termination benefits. Upon a termination of an NEO's employment by us involuntarily without cause (in the case of Mr. Hemsley, following our provision of 90 days' written notice) or by the NEO for good reason, he will be entitled to: (i) 100% of his annual base salary, (ii) an amount equal to 100% of his target bonus, (iii) the cost of COBRA premiums (or, in case of Mr. Hemsley, reimbursement for insurance premiums) payable over twelve (12) months, and (iv) his pro rata bonus as of the date of termination based on actual performance. Upon a voluntary termination of an NEO's employment without Good Reason, he will be entitled to 100% of his annual base salary during such time that the company elects to enforce the NEO's covenant not to compete. For a fuller description of this and other restrictive covenants see "Employment Agreements" above. Each of the NEOs will also be entitled to certain severance compensation and benefits upon a change in control. The employment agreements will provide that if, within the twenty-four (24) month period occurring immediately after a change in control, an NEO is involuntarily terminated by us without cause or the NEO voluntarily terminates his employment for good reason, he is entitled to: (i) 200% of his annual base salary, (ii) an amount equal to 200% of his target bonus, (iii) the cost of twelve (12) months of COBRA premiums (on, in the case of Mr. Hemsley, reimbursement for insurance premiums) payable in a lump sum, (iv) his pro rata bonus as of the date of termination based on target performance, and (v) the accelerated vesting of all outstanding equity awards held by the NEO.

        If, among other reasons, an NEO resigns voluntarily without good reason, retires, dies or becomes disabled, or an NEO's employment is terminated for cause, the NEO typically will not receive any cash severance benefits. The NEOs may choose to continue medical and dental benefits through COBRA or their respective insurance at their own cost.

        Pursuant to the terms of the Milestone Bonus Plan, employees who terminate employment with us for any reason are entitled to receive payment for milestone points earned during their period of employment for which no payment had been made prior to termination.

        Under the 2009 Plan, all unvested stock options fully vest upon a Change of Control event. Under the 2012 Plan, restricted stock and stock options are not subject to accelerated vesting upon termination of employment absent any Change of Control event. Restricted stock and stock options granted under the 2012 Plan and held by the NEOs are subject to accelerated vesting upon the death or disability of the NEO or upon termination of the NEO's employment by the company without cause within twelve (12) months following a Change of Control event.

  Quantification of Payments

        The table below reflects the amount of compensation payable to our NEOs as of December 31, 2015 in the event of a termination of employment on the terms described in the footnotes. We have assumed that all expenses for which the NEO might be entitled to reimbursement have already been repaid as of December 31, 2015, and that no mitigating circumstances exist that would allow us to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2015 under the Milestone Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included.

Name	Base Salary	Annual Bonus	Annual Incentive(1)	Contractual Benefits	Total
Chris Concannon	—	—	—	—	—
Joe Ratterman	—	—	—	—	—
Brian N. Schell	—	—	—	—	—
Mark Hemsley(2)	$179,343	—	—	$4,583	$183,926
Chris Isaacson	—	—	—	—	—
Bryan Harkins	500,000	$500,000	$450,000	—	1,450,000

(1)
The Annual Incentive is defined as the average of the annual bonus for the past three years.

(2)
Amounts represent the value of base salary and contractual benefits payable to Mr. Hemsley during a 90 day Garden Leave Period. Mr. Hemsley receives his cash compensation in British pounds. The amount reported above was converted to U.S. dollars using a rate of £1.00 to $1.503, which was the exchange rate as of November 30, 2015.

(3)
Amounts represent the value of base salary, annual bonus and annual incentive payable upon a termination of Mr. Harkins' employment by us involuntarily without cause or by Mr. Harkins for good reason.

        The table below reflects the amount of compensation payable to our NEOs as of December 31, 2015 in the event of change of control. We have assumed that all expenses for which the NEO might be entitled to reimbursement have already been repaid as of December 31, 2015, and that no mitigating circumstances exist that would allow us to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2015 under the Milestone Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included.

Name	Base Salary	Unvested Equity Compensation(1)	Annual Bonus	Total
Chris Concannon	—	$6,093,193	—	$6,093,193
Joe Ratterman	—	299,969	—	299,969
Brian N. Schell	—	1,092,307	—	1,092,307
Mark Hemsley	—	2,216,123	—	2,216,123
Chris Isaacson	—	717,702	—	717,702
Bryan Harkins	—	1,179,804	—	1,179,804

(1)
These amounts are composed of the value associated with the acceleration of unvested stock options and restricted stock. Amounts represent the fair market value of the underlying common stock on December 31, 2015 less the strike price times the number of shares accelerated.

        The table below reflects the amount of compensation payable to our NEOs as of December 31, 2015 in the event of a termination in connection with change of control. We have assumed that all expenses for which the NEO might be entitled to reimbursement have already been repaid as of December 31, 2015, and that no mitigating circumstances exist that would allow us to decrease the payments. Amounts that have been paid or are payable in all events, such as the amounts earned with respect to fiscal year 2015 under the Milestone Bonus Plan and disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above, are not included.

Name	Base Salary		Unvested Equity Compensation(1)	Annual Bonus	Total
Chris Concannon	—		$6,093,193	—	$6,093,193
Joe Ratterman	—		299,969	—	299,969
Brian N. Schell	—		1,092,307	—	1,092,307
Mark Hemsley	—		2,216,123	—	2,216,123
Chris Isaacson	—		717,702	—	717,702
Bryan Harkins	$750,000	(2)	1,179,804	$500,000	2,429,804

(1)
These amounts are composed of the value associated with the acceleration of unvested stock options and restricted stock. Amounts represent the fair market value of the underlying common stock on December 31, 2015 less the strike price times the number of shares accelerated.

(2)
Amount is defined in the employment agreement as one and a half times current base salary.

BATS Global Markets, Inc. Employee Stock Purchase Plan

        We have adopted the BATS Global Markets, Inc. Employee Stock Purchase Plan, which we refer to as the ESPP, the purpose of which is to provide our employees with an opportunity to purchase our stock at a discount and thus encourage broad-based employee ownership of our stock. The ESPP incorporates a tax-advantage element for eligible UK employees, known as the BATS UK Share Incentive Plan, which we refer to as the SIP.

  Shares Available Under the ESPP

        The aggregate number of shares authorized for sale under the ESPP may not exceed 100,000 shares.

  Administration

        The Committee administers the ESPP and has the authority to interpret, construe, apply and make final determinations regarding the ESPP, including authority to determine eligibility under the ESPP and the terms and conditions of any purchase right under the ESPP.

  Offering Period

        The ESPP permits consecutive bi-annual offering periods, with a new offering period commencing approximately every six months, as determined by the Committee.

  Eligibility

        Any of our active employees who have completed at least six (6) months of employment as a full-time employee of the company is eligible to participate in the ESPP.

  Purchase Right

        On the first day of each offering period, each eligible employee will be granted a right to purchase on the purchase date a number of shares that shall not exceed in one year a maximum of $25,000 of Discounted Shares (as defined in the ESPP as shares sold by the company at a discount of up to 10% of fair market value) and $25,000 of Non-Discounted Shares (as defined in the ESPP). Eligible U.K. employees may purchase up to £1,800 (or, if lower, 10% of salary) of non-discounted Shares under the SIP element and up to £30,000 of non-discounted Shares outside of the SIP element.

  Termination of Employment

        Unless otherwise determined by us, upon a participant's employment termination for any reason, he or she will be deemed to have elected to withdraw from the ESPP and the payroll deductions credited to his or her account but not yet used to purchase shares under the ESPP will be returned to him or her.

        After the effective date of the registration statement, we anticipate adopting a new employee stock purchase plan, which will be intended to qualify as an "employee stock purchase plan" for purposes of Section 423 of the Code and will include a similar SIP element to the current ESPP and which will replace the current ESPP. A description of this plan, including the SIP element, will be provided once it has been adopted.

BATS Global Markets, Inc. Share Repurchase Plan

        We have adopted the BATS Global Markets, Inc. Employee Share Repurchase Plan, providing for the repurchase of shares by the company during 2015. We do not anticipate adopting a similar share repurchase program in 2016. The plan is open to all employees and covers all shares owned by such employees (including vested restricted stock, but excluding unvested restricted stock and vested or unvested stock options). During the first open window of the year, the company offered to repurchase shares of all former employees, which was the only opportunity for former employees to participate in the plan, unless the Board determines otherwise. During the year, an employee may request the repurchase of up to the lesser of 5,000 shares or 25% of the eligible shares owned by such employee as of January 1, 2015, unless the aggregate value of stock submitted for repurchase exceeds the annual limits established by the Board. If the aggregate value of shares submitted for repurchase exceeds the threshold established for the applicable repurchase window, the company will repurchase shares on a pro rata basis. All share repurchases must be approved by the CEO and the Executive Vice President, General Counsel and Secretary. The company is under no obligation to repurchase shares at any time and no repurchase window will be available during any period in which the company's management team is in possession of material non-public information regarding the company.

Director Compensation

        None of our employee directors receive compensation for their board service. Following this offering, our non-employee directors are expected to receive compensation that is commensurate with arrangements offered to directors of newly public companies. We have not nor do we expect to compensate our employee directors for their service on our board of directors. We also expect to reimburse all directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies. Our independent directors may also be eligible to receive stock options and other equity-based awards when, as and if determined by the Compensation Committee, subject to applicable director-specific limits.

Risk Analysis of Compensation Program

        We do not believe that our compensation programs encourage excessive or unnecessary risk taking. Our base salaries are fixed in amount; therefore we do not view them as encouraging risk taking. All employees are eligible to participate in the Milestone Bonus Plan. Quarterly cash bonuses are awarded under the Milestone Bonus Plan and represent a small portion of each employee's total compensation. These awards are tied to both company and department performance. We believe our Milestone Bonus Plan is designed to focus on achieving meaningful milestones that help us grow and appropriately balance risk with goals that promote the overall success of our company. Each NEO is also eligible for an annual discretionary bonus that is tied to his or her short-term and long-term performance and achievements. Because the bonuses are designed to focus eligible employees on our corporate success, we believe the bonus programs do not encourage excessive or unnecessary risk taking.

        We also at times provide stock option awards, subject to multi-year vesting schedules, that help further align the interests of our employees with the interests of our stockholders.

        Our Compensation Committee, which will be composed entirely of independent directors, reviews our compensation plans and policies periodically to ensure proper alignment with overall company goals and objectives. The Compensation Committee also reviews the risks arising from our compensation policies and practices and assesses whether any such risks are reasonably likely to have a material adverse effect on us. Our Compensation Committee has concluded that our compensation programs do not encourage excessive or unnecessary risk taking.

BATS Global Markets, Inc. Cash Incentive Plan

        We may adopt the BATS Global Markets, Inc. Cash Incentive Plan, which we refer to as the Incentive Plan, providing for the payment of cash incentive awards to our employees, including the NEOs. If adopted, our Compensation Committee will establish the terms and provisions of any awards under the Incentive Plan, including employees eligible to participate, the period to which the incentive awards relate and other features as it may determine in its discretion. Incentive awards may be discretionary or earned based on factors, criteria or objectives determined by the Compensation Committee which may include our performance or the performance of our affiliates or divisions, the personal goals of the individual participant or any other criteria established by the Compensation Committee. Incentive awards under this plan are paid in cash following the completion of each bonus period. The Incentive Plan will be unfunded and may be modified or terminated at any time in the discretion of our board of directors.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Certain of our principal investors were, immediately prior to this offering, the beneficial owners of more than 5% of our common stock, and certain affiliates of these principal investors are also our customers. Our principal investors include ISE, BGM Holding, L.P. and affiliates of Bank of America Merrill Lynch, Citadel, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Instinet, J.P. Morgan, Knight Capital, Lime, Morgan Stanley, Tradebot Ventures and WEDBUSH. For ownership interests of certain of these related parties in our company immediately prior to the initial public offering, see "Principal and Selling Stockholders."

Trading Activity

        As a result of equity trading activity by these parties, we receive transaction fees related to trades that removed liquidity from BZX and EDGX or added liquidity to BYX and EDGA and for routing fees. Since November 2008, these fees have been assessed by BZX and BYX, and since March 2009, these fees have been assessed by EDGA and EDGX, pursuant to standardized fee schedules that are published and effective upon filing with the SEC under Section 19 of the Exchange Act and Rule 19b-4 thereunder. In addition, we pass along Section 31 fees, which are calculated based on a rate set by the SEC, to BZX, BYX, EDGA and EDGX customers, and recognize an equivalent amount as regulatory transaction fee revenue. Finally, we receive other fees from our BZX, BYX, EDGA and EDGX customers, including port fees for access to our platform and market data products revenues.

        We also pay, as a result of such equity trading activity, liquidity payments for trades that added liquidity to BZX and EDGX or removed liquidity from BYX and EDGA and routing and clearing payments for routing to other markets and clearing services. Since November 2008, these payments have been made by BZX and BYX, and since March 2009, these fees have been made by EDGA and EDGX, pursuant to standardized fee schedules that are published and effective upon filing with the SEC under Section 19 of the Exchange Act and Rule 19b-4 thereunder.

        We receive transaction fees and pay liquidity payments related to trading in Europe. BTL charges transaction fees and pays liquidity payments based on a published fee schedule. We also receive other fees in Europe from our customers, including port fees and market data products.

        As a result of currency trading activities by these related parties, we receive transaction fees related to trades that execute on our Hotspot foreign currency market.

        The transaction fees and regulatory transaction fees that we received from related parties and the liquidity payments and routing and clearing payments that we made to related parties are summarized in the charts below. These numbers include fees from and payments to entities that have merged with or were acquired by affiliates of our principal investors. These numbers also include Direct Edge and Hotspot activity from the date of their respective acquisitions, January 31, 2014 and March 13, 2015, respectively. Such fees and payments have at all times been on terms no more favorable than those given to customers who are not related parties.

	Nine Months Ended September 30, 2015	Year Ended December 31,
Fees Received from Related Parties		2014	2013	2012
	(in millions)
Transaction fees	$453.0	$494.6	$293.9	$303.9
As a percentage of total transaction fees	46.7%	49.0%	48.0%	47.1%
Regulatory transaction fees	$90.6	$191.5	$81.4	$94.3
As a percentage of total regulatory transaction fees	43.8%	70.4%	63.4%	63.7%

	Nine Months Ended September 30, 2015	Year Ended December 31,
Payments to Related Parties		2014	2013	2012
	(in millions)
Liquidity payments	$422.6	$456.0	$252.8	$268.4
As a percentage of total liquidity payments	52.4%	54.8%	53.3%	52.8%
Routing and clearing	$28.8	$26.1	$42.5	$26.8
As a percentage of total routing and clearing	79.2%	55.4%	75.3%	52.2%

        We also maintain brokerage accounts with affiliates of certain of our principal investors, including Bank of America Merrill Lynch, J.P. Morgan, Morgan Stanley and WEDBUSH. As of September 30, 2015 and December 31, 2014, approximately $6.4 million and $101.5 million, respectively, in cash and cash equivalents and financial instruments were held in such accounts.

Investor Rights Agreement

        The Investor Rights Agreement dated as of January 31, 2014, among us and our stockholders, among other things:

  •
  limits our stockholders' ability to transfer their stock, except for certain permitted transfers;

  •
  provides for rights of first refusal for us and certain of our stockholders, including our principal investors, with respect to transfers by stockholders other than to permitted transferees;

  •
  provides for take-along rights with respect to transfers by stockholders other than to us, any other stockholder or permitted transferees;

  •
  provides our stockholders with preemptive rights if we propose to issue any new securities, with certain customary exceptions; and

  •
  requires an affirmative vote of our stockholders representing at least 70% of the outstanding shares of our common stock before we can take certain actions, including adopting or effecting any plan of merger, consolidation, dissolution, reorganization or recapitalization; disposing of all or substantially all of our assets; issuing, selling, delivering or granting any right to purchase any derivative securities or any shares of capital stock not contemplated in the Investor Rights Agreement; and amending or restating our certificate of incorporation or bylaws.

        Under the terms of the Investor Rights Agreement, certain founding stockholders, together with their respective affiliates, owning at least 3% of our common stock (on a fully diluted basis) and certain stockholders, together with their respective affiliates, owning at least 10%, for so long as such stockholder together with its affiliates continues to own at least 7% of our common stock (on a fully diluted basis), are entitled to designate one individual to serve on our board of directors and to have one representative present during all meetings of our board of directors and any committee of the board of directors.

        The Investor Rights Agreement also provides for certain registration rights, including demand registration rights. Effective upon the completion of this offering, pursuant to the terms of the Investor Rights Agreement, all of the rights and obligations described above, except for the registration rights, will automatically terminate. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Procedures for Related Person Transactions

        In conjunction with this offering, our board of directors intends to adopt a written related person transaction policy for our company. The policy was not in effect when we entered into the transactions discussed above. Under the policy, an independent committee of our board of directors, which initially will be the Nominating and Corporate Governance Committee, must approve or ratify any transaction involving us in which any of our executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities or the immediate family members of such persons has a direct or indirect material interest. We refer to such persons as related persons and to such transactions as related person transactions. In addition, each director, director nominee and executive officer must promptly report any transactions involving us and a related person to our secretary, as provided in the policy.

        The secretary will present any new related person transactions and proposed transactions involving related persons to the Nominating and Corporate Governance Committee, which shall determine whether the related person involved has a direct or indirect material interest in the transaction. If the Nominating and Corporate Governance Committee determines that a transaction is a related person transaction, it will review the transaction, considering all of the relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person's direct or indirect interest and the actual or apparent conflict of interest of the related person. In addition, the Nominating and Corporate Governance Committee will periodically review previously approved related person transactions. The Nominating and Corporate Governance Committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interest of our company and our stockholders.

        There are certain types of transactions, set forth below, that will not be deemed to create or involve a material interest on the part of the related person and will not be reviewed or require approval or ratification under the policy:

  •
  transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;

  •
  transactions in which the related person's interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;

  •
  transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;

  •
  transactions in which the related person's interest derives solely from his or her ownership of a class of our equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

  •
  compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person, if such arrangements have been approved by the Compensation Committee; or

  •
  director compensation arrangements, if such arrangements have been approved by our board of directors.

Underwriters (Conflicts of Interest)

        Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (i.e., to maximize the value of their investment) and their respective interests as underwriters (i.e., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that are seeking to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions.

        Certain of our directors are employees of                , underwriters of this offering, or their affiliates. In addition, certain underwriters and their affiliates are our customers. The underwriters have also performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock immediately prior to the initial public offering, for:

  •
  each person whom we know to own beneficially more than 5% of our common stock;

  •
  each of our directors immediately following the initial public offering and NEOs individually;

  •
  all our directors immediately following the initial public offering and executive officers as a group; and

  •
  each selling stockholder.

        In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 1, 2015. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes shares of common stock being offered for sale by the selling stockholders. The percentage of beneficial ownership for the following table is based on shares of common stock immediately prior to the initial public offering. Unless otherwise indicated, the address for each listed stockholder is: c/o BATS Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering
Shares of Common Stock Being Offered
Name and Address of Beneficial Owner	Number of Shares	%	Total Voting Power		Number of Shares	%	Total Voting Power
Named executive officers and directors:
Chris Concannon
Chris Isaacson
Bryan Harkins
Mark Hemsley
Joe Ratterman
Tami Schademann
Brian N. Schell
Eric Swanson
Frank Reardon
Alan H. Freudenstein
Jamil Nazarali
John McCarthy
Robert Jones
Chris Mitchell
Michael Richter
All executive officers and directors as a group ( people)
5% stockholders:
Other Selling Stockholders:

 DESCRIPTION OF CAPITAL STOCK

General

        The following is a description of the rights of our common stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, and is qualified by reference to the forms of our amended and restated certificate of incorporation and the form of our amended and restated bylaws, each of which we expect to be in effect immediately prior to the closing of this offering, and the Investor Rights Agreement, all of which are filed as exhibits to the registration statement of which this prospectus is a part.

        Immediately prior to the offering, we will have outstanding            shares of common stock, held of record by            stockholders.

        In addition, as of September 30, 2015, 668,754 shares of our common stock were subject to outstanding options. Of such shares, 219,538 shares were subject to unvested outstanding options held by our employees.

Common Stock

  Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. Under Delaware law, we can only pay dividends either out of "surplus" or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. See "Dividend Policy" for more information.

  Voting Rights

        The holders of our common stock are entitled to one vote per share. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

        The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits cumulative voting.

  No Preemptive or Similar Rights

        Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

  Right to Receive Liquidation Distributions

        Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Ownership and Voting Limits on Our Common Stock

        Our amended and restated certificate of incorporation will place certain ownership and voting limits on the holders of our common stock. As long as we control, directly or indirectly, BZX or BYX:

  •
  no person (either alone or together with its related persons) may own, directly or indirectly, of record or beneficially, shares of our common stock representing more than 40% of any class of our capital stock;

  •
  no person that is a registered broker or dealer that is a member of BZX or BYX, which we refer to as an exchange member (either alone or together with its related persons) may own, directly or indirectly, of record or beneficially, shares of our common stock representing more than 20% of any class of our capital stock; and

  •
  no person (either alone or together with its related persons) shall be entitled to vote or cause the voting of shares of our stock beneficially owned, directly or indirectly, by that person or those related persons to the extent that those shares would represent in the aggregate more than 20% of the voting power of our then issued and outstanding capital stock, and no person (either alone or together with its related persons) shall be entitled to vote more than 20% of the voting power of our then issued and outstanding capital stock by virtue of agreements entered into by that person or those related persons with other persons not to vote shares of our outstanding capital stock.

        The term "related persons" means, with respect to any person:

  •
  any "affiliate" of such person (as such term is defined in Rule 12b-2 under the Exchange Act);

  •
  any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our capital stock;

  •
  in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

  •
  in the case of a person that is an exchange member, any person that is associated with such exchange member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

  •
  in the case of a person that is a natural person and also an exchange member, any broker or dealer that is also an exchange member with which such natural person is associated;

  •
  in the case of a person that is a natural person, any relative or spouse of such natural person or any relative of such spouse who has the same home as such natural person or who is a director or officer of us or any of our subsidiaries;

  •
  in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; or

  •
  in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

        If any stockholder attempts to sell, pledge or otherwise transfer to any person, other than us, any shares of our capital stock that would violate the ownership limitations described above, we will record on our books the transfer of only the number of shares of our capital stock that would not violate the above limitations and will treat the remaining shares as owned for all purposes by the stockholder attempting to effect such transfer. If any stockholder attempts to vote any shares of our capital stock, or grant a proxy or enter into a voting agreement or any other arrangement with respect to such shares that would violate the voting limitations described above, we will not honor such vote, proxy, agreement or arrangement to the extent that the voting limitations described above would be violated.

        If any stockholder attempts to sell, pledge or otherwise transfer to any person any shares of our capital stock that would violate the ownership limitations described above, we have the right to, and will promptly do so if we exercise such right, to the extent funds are legally available, redeem the shares sold, pledged or otherwise transferred in violation of these limitations at a price equal to the fair market value of such shares. We will send notice to the holder of record of such redeemable shares specifying the date of redemption, which shall be not less than 10 days and no more than 30 days from the date of the notice. Any shares of our capital stock that have been called for redemption will not be deemed outstanding for purposes of voting or determining the total number of shares entitled to vote if we have set aside a sum sufficient to satisfy the redemption price of such redeemable shares. We will also notify our stockholders of any such redemption of shares within 10 days of any such redemption.

        Our board of directors may waive the provisions regarding ownership and voting limits (except with respect to exchange members or their related persons) by a resolution expressly permitting such waiver (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of the board that:

  •
  the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair our ability or the ability of our exchanges to discharge their responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in our best interests and the best interests of our stockholders and our exchanges;

  •
  the acquisition of beneficial ownership in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the SEC's ability to enforce the Exchange Act; and

  •
  neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the applicable ownership or voting percentage level.

        Notwithstanding any of the above, (i) any exchange member (either alone or together with its related persons) that proposes to own, directly or indirectly, of record or beneficially, shares constituting more than 20% of the outstanding shares of any class of our capital stock and (ii) any person (either alone or together with its related persons) that proposes to own, directly or indirectly, of record or beneficially, shares constituting more than 40% of the outstanding shares of any class of our capital stock or to exercise voting rights or grants any proxy or consent with respect to shares constituting 20% of the voting power of our then issued and outstanding capital stock shall send written notice of its intention to do so to our board of directors at least 45 days before the proposed ownership of such shares or proposed exercise of such voting rights.

        In making these determinations, our board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of our company.

        Our amended and restated certificate of incorporation will also provide that our board of directors has the right to require any person and its related persons that our board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above to provide to us complete information as to all shares of our capital stock that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above as may reasonably be requested. Further, any stockholder (either alone or together with its related persons) that owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, 5% or more of our then outstanding shares of capital stock (excluding shares of any class of stock that does not have the right by its terms to vote) shall, immediately upon acquiring knowledge of its 5% ownership, give written notice to our board of directors indicating such person's legal name, title or status, approximate ownership interest in us and whether such person has the power to direct the management or policies of us whether through its ownership of securities, by contract or otherwise. Our stockholders who provide such notice must also provide updates with respect to changes in ownership as further described in our amended and restated certificate of incorporation.

Preferred Stock

        Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of undesignated preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any of the preferred stock.

Registration Rights

        After this offering, holders of approximately            shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, pursuant to the terms of the Investor Rights Agreement between us and the holders of these securities. Subject to limitations specified in such agreement, these registration rights include:

        Demand registration rights.    At any time following six months after completion of this offering, certain holders of our common stock who are a party to the Investor Rights Agreement can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that it holds, as long as the anticipated gross proceeds of such offering and registration will be at least $10 million. We are only obligated to register the registrable securities on two occasions and not more than once in any 12-month period. Furthermore, at any time, the holders of at least 20% of the registrable securities held by parties to the Investor Rights Agreement can require us to file with the SEC and cause to be declared effective (if we are eligible) a short-form registration statement on Form S-3 covering the resale of all or any portion of shares of registrable securities held by such persons. The anticipated aggregate price of any shares covered by the demand must exceed $5 million.

        Piggyback registration rights.    If we register any of our securities under the Securities Act for sale to the public (other than with respect to our initial public offering), either for our own account or for the account of other security holders or both, the holders of shares of registrable securities party to the Investor Rights Agreement are entitled to notice of the intended registration and to include any or all of their registrable securities in the registration.

        Limitations and expenses.    With specified exceptions, a stockholder's right to include shares in an underwritten registered offering is subject to the right of the underwriters to limit the number of shares included in such offering. We are generally required to pay all expenses of registration, including the fees and expenses of legal counsel for us and for the selling stockholders, but excluding underwriters' discounts and commissions.

        All registration rights under the Investor Rights Agreement terminate on the earlier of the fourth anniversary of this offering, or the date when all registrable securities can be resold pursuant to Rule 144 of the Securities Act by a person that is not an "affiliate" (as that term is defined in Rule 144 under the Securities Act) of the company where no conditions of Rule 144 are then applicable. Furthermore, as a result of the transfer restrictions described under "Shares Eligible for Future Sale—Transfer Restrictions," the earliest that holders may exercise these rights is 181 days after the date of this prospectus. See "Shares Eligible for Future Sale—Transfer Restrictions."

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the closing of this offering contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. We believe, however, that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

  Voting and Ownership Limitations

        Our amended and restated certificate of incorporation prohibits any person from owning greater than 40% of any class of our capital stock, prohibits exchange members from owning greater than 20% of any class of our capital stock and prohibits all persons from exercising a greater than 20% voting power of our issued and outstanding capital stock, in each case subject to certain conditions and exceptions.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our amended and restated bylaws that will be in effect upon the closing of this offering will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The amended and restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the stockholders. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  Limits on Special Meetings

        Special meetings of the stockholders may be called only by our board of directors acting pursuant to a resolution adopted by a majority of the board of directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of preferred stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the board of directors pursuant to our amended and restated certificate of incorporation, special meetings of holders of such preferred stock.

  Classified Board

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors, each of whom will hold office for a three-year term. In addition, directors may only be removed from our board of directors for cause and only by the approval of holders controlling a majority of our then outstanding shares of common stock. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

  Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock without stockholder approval makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Limits on Ability of Stockholders to Act by Written Consent

        Our amended and restated bylaws that will be in effect upon the closing of this offering will provide that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders.

Section 203 of the Delaware General Corporation Law

        Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination. A business combination includes a merger or sale of at least 10% of the corporation's assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation's outstanding voting stock, unless:

  •
  the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder; or

  •
  subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders' amendment approved by a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

        Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

        We intend to apply to list our common stock on BZX under the symbol "BATS."

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the common stock is Computershare Trust Company, N.A.

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a "Non-U.S. Holder" that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

        If you are a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) that owns our common stock, the U.S. federal income tax treatment of a partner or beneficial owner will generally depend on the status of the partner or beneficial owner and your activities. Partnerships, partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their tax advisers as to the particular U.S. federal income tax consequences of the ownership and disposition of our common stock.

        This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

        Distributions of cash or other property (other than certain distributions of stock) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under "—Gain on Disposition of Our Common Stock."

        Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide us or our paying agent with a properly executed applicable IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying your entitlement to benefits under a treaty. A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty who fails to timely provide a W-8BEN or W-8BEN-E may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

        If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

        Subject to the discussions below under "—Information Reporting and Backup Withholding" and "—FATCA," you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

  •
  we are or have been a "United States real property holding corporation," as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

        If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

        Information returns will be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Compliance with the certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

        Provisions of the Code commonly referred to as "FATCA" require withholding of 30% on payments of dividends on our common stock, as well as payments of gross proceeds of dispositions occurring after December 31, 2018 of our common stock, to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have            shares of common stock. Of these shares, the            shares of common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining            shares of common stock will be available for sale in the public market as follows:

Number of Shares of Common Stock	Date
180 days or one year from completion of this offering

Rule 144

        In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering; and

  •
  the average weekly reported volume of trading of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        However, the six-month holding period increases to one year in the event that we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

        The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year in the event that we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

        We are unable to estimate the number of shares of our common stock that will be sold under Rule 144 since this will depend on the market price for our common stock, the circumstances of the stockholders and other factors.

Rule 701

        In general, any of our employees, directors, officers, consultants or advisors who purchases shares of common stock from us under Rule 701 pursuant to a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

        After this offering, holders of approximately            shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of the Investor Rights Agreement between us and the holders of these securities. These registration rights are described in "Description of Capital Stock—Registration Rights."

Stock Options

        As of September 30, 2015, we had an aggregate of 668,754 shares of common stock issuable upon the exercise of outstanding stock options and an aggregate of 811,655 shares of common stock reserved for future issuance under our stock option plans.

        Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of            common stock subject to outstanding options or issuable pursuant to our stock option plans. Shares registered under such registration statement will be available for sale in the open market, subject to vesting restrictions and/or exercise and the restrictions described below.

Lock Up

        We, our executive officers and directors, the selling stockholders and all of our principal investors who hold shares of our common stock (other than common stock sold in this offering) have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities convertible into or exercisable or exchangeable for shares of common stock; file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. After the offering, certain employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration fo the lock-up agreements relating to the offering described above. See "Underwriters (Conflicts of Interests)."

 UNDERWRITERS (CONFLICTS OF INTEREST)

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Jefferies LLC
Barclays Capital Inc.
Nomura Securities International, Inc.
Sandler O'Neill & Partners, L.P.

Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Certain of the underwriters may sell shares of common stock to the public through one or more of their affiliates as selling agents.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. These amounts are

shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid	$	$	$
By us
By selling stockholders
Proceeds, before expenses	$	$	$
To us
To selling stockholders

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for up to $        of expenses relating to clearance of this offering with FINRA.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We intend to apply to have our common stock listed on BZX under the symbol "BATS."

        We, our executive officers and directors, the selling stockholders and all of our principal investors have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;

  •
  transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our common stock or our securities acquired in such open market transactions;

  •
  the issuance of shares of common stock, the grant of options to purchase shares of common stock or the grant of other equity awards under our employee stock purchase plan and our equity incentive plans in existence prior to the date of this prospectus and described herein, provided such awards shall not become exercisable during the restricted period;

  •
  the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the closing date specified in the underwriting agreement of which the underwriters have been advised in writing or which is otherwise described in this prospectus;

  •
  the issuance by us of shares of our common stock, or securities convertible into our common stock, not to exceed 10% of the aggregate number of shares of our common stock outstanding upon completion of this offering in connection with mergers or acquisition transactions, joint ventures or other strategic corporate transactions, provided that the recipient of such shares or securities agrees to be bound by such restrictions;

  •
  transfers of shares of our common stock, or securities convertible into our common stock, by any person other than us as a bona fide gift or by will or intestacy, including to charitable organizations, provided that the donee agrees to be bound by such restrictions and that no public filing or announcement is required or made in connection with such transaction;

  •
  transfers of shares of our common stock, or securities convertible into our common stock, by any person other than us to any trust for the direct or indirect benefit of such person or the immediate family of such person, provided that the trustee of such trust agrees to be bound by such restrictions and that no public filing or announcement is required or made in connection with such transaction;

  •
  distributions by any person other than us of shares of our common stock, or securities convertible into our common stock, to limited partners, stockholders, members or beneficiaries of such person, provided that each distributee agrees to be bound by such restrictions and that no public filing or announcement is required or made in connection with such transaction;

  •
  the exercise of a stock option by any person other than us to purchase shares of our common stock, or any securities convertible into or exercisable or exchangeable for our common Stock, or other similar awards granted on or prior to the date of this prospectus or granted pursuant to our equity incentive plans described in this prospectus;

  •
  transfers by any person other than us or our directors and officers of shares of our common stock, or securities convertible into our common stock, to us, or pursuant to sales upon the exercise of options to purchase our common stock, or the vesting, delivery or settlement of restricted shares of our common stock, RSUs or other awards to provide for any withholding taxes on the exercise, vesting, delivery or settlement thereof or to pay the exercise price thereof;

  •
  transfers by our directors and officers of shares of our common stock to us upon the exercise of options to purchase an aggregate of         our common stock to provide for any withholding taxes on the exercise thereof or to pay the exercise price therefor, provided that such transfer occurs on (i) the date of this prospectus and (ii) at the initial public offering price per share of common stock in this offering; or

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided (i) such plan does not provide for the transfer of common stock during the restricted period described herein and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Conflicts of Interest

                    , underwriters of this offering, or their affiliates, will each receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. As such, any underwriter that has a conflict of interest pursuant to FINRA Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to FINRA Rule 5121, a "qualified independent underwriter" (as defined in FINRA Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the prospectus. Sandler O'Neill & Partners, L.P. has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the prospectus.

        Certain affiliates of the underwriters of this offering are participating as selling stockholders in this offering. There may be a conflict of interest between their interests as selling stockholders (i.e., to maximize the value of their investment) and their respective interests as underwriters (i.e., in negotiating the initial public offering price) as well as your interest as a purchaser. As affiliates of participants in this offering that are seeking to realize the value of their investment in us, these underwriters could have interests beyond customary underwriting discounts and commissions.

        Certain of our directors are employees of            , underwriters of this offering, or their affiliates. In addition, certain underwriters and their affiliates are our customers. The underwriters have also performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

European Economic Area

        In relation to each member state of the EEA, no offer of our common stock which is the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock referred to in (a) to (c) above shall result in a requirement for the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person located in a Member State to whom any offer of our common stock is made or who receives any communication in respect of an offer of our common stock, or who initially acquires any common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the company that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the common stock acquired by it in the offer has not been acquired on behalf of, nor has it been acquired with a view to its offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where our common stock has been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

        The company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

        This prospectus has been prepared on the basis that any offer of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of our common stock. Accordingly any person making or intending to make an offer in that Member State of our common stock which is the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the representatives to publish a prospectus pursuant to Article 3 of the

Prospectus Directive in relation to such offer. Neither the company nor the representatives have authorized, nor do they authorize, the making of any offer of our common stock in circumstances in which an obligation arises for the company or the representatives to publish a prospectus for such offer.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

        The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art.1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the company, the common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the common stock may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

        The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the common stock must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

        The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

        The common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

          (a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

          (a)   to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

          (b)   where no consideration is or will be given for the transfer;

          (c)   where the transfer is by operation of law;

          (d)   as specified in Section 276(7) of the SFA; or

          (e)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

        The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 VALIDITY OF COMMON STOCK

        The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Various legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

        The consolidated financial statements of BATS Global Markets, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Direct Edge Holdings LLC and subsidiaries as of December 31, 2013 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of KCG Hotspot FX as of December 31, 2014 and 2013, and for each of the years in the two-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect to the December 31, 2014 combined financial statements contains an explanatory paragraph that refers to the basis of presentation of those combined financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of BATS Global Markets, Inc., 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

        As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain a website at www.bats.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

APPENDIX

GLOSSARY

        In this prospectus, unless otherwise specified or if the context so requires:

        "ADNV" refers to average daily notional value.

        "ADV" refers to average daily volume.

        "ATS" refers to alternative trading system. ATSs are SEC-approved trading venues that are exempted from registering as a national securities exchange.

        "BATS Chi-X Europe" refers to our RIE in Europe operated by BATS Trading Limited, which is regulated by the FCA.

        "BATS Hotspot" refers, collectively, to BATS Hotspot Holdings LLC, BATS Hotspot LLC, BATS Hotspot Services LLC, BATS Hotspot SEF LLC, BATS Hotspot Europe Limited and BATS Hotspot Asia Pte. Ltd., an operator of our institutional spot FX business.

        "BATS Trading" refers to BATS Trading, Inc., our U.S. registered broker-dealer subsidiary.

        "BYX" refers to BATS Y-Exchange, Inc., a national securities exchange.

        "BZX" refers to BATS Exchange, Inc., a national securities exchange.

        "Chi-X Europe" refers to our broker-dealer in Europe, which is authorized by the FCA.

        "co-location services" refers to the practice of allowing customers to place their computer servers in close physical proximity to a trading venue's servers to minimize latency.

        "CQS" refers to the Consolidated Quotation System, an electronic service, regulated by the SEC, which provides quotation information for securities listed on various national and regional securities exchanges.

        "CTA" refers to the Consolidated Tape Association, which oversees the dissemination of real-time trade and quotation information pursuant to two plans, the CQS Plan and the Consolidated Tape Plan.

        "customers" refer to the members of our national securities exchanges, the sponsored access users of our national securities exchanges, our market data vendors and the participants in our European markets, collectively.

        "dark pools" refer to ATSs and MTFs that do not publicly display quotations.

        "DE Route" refers to Direct Edge ECN LLC, our subsidiary that was previously registered as a broker-dealer but which is no longer in operation.

        "derivatives" refer to financial contracts whose value is derived from some other underlying asset or reference value, which may include individual stocks, stock indices, debt instruments, interest rates, currencies, commodities and various benchmarks related to trading and investment strategies.

        "Direct Edge" refers to Direct Edge Holdings LLC.

        "Direct Edge Integration" refers to the migration of the EDGX and EDGA exchange operations onto the BATS technology platform as of January 12, 2015.

        "ECN" or "electronic communication network" refers to any electronic system that widely disseminates to third parties orders entered into it by a national securities exchange market maker or OTC market maker and permits such orders to be executed in whole or in part.

        "EDGA" refers to EDGA Exchange, Inc., a national securities exchange.

        "EDGX" refers to EDGX Exchange, Inc., a national securities exchange.

        "EuroCCP" refers to one of the clearing houses used by BATS Chi-X Europe and which is 25% owned by BATS Trading Limited.

        "FINRA Trade Reporting Facilities" refers to the automated trade reporting and reconciliation services which provide all FINRA members a way to report price and volume of off-exchange trades in U.S. listed equity securities.

        "FCA" refers to the Financial Conduct Authority. Financial services businesses in the United Kingdom are regulated by the FCA, which is an independent non-governmental body, given statutory powers by the Financial Services Act of 2012.

        "high frequency trading" refers generally to trading by professional traders acting in a proprietary capacity that engage in strategies that generate a large number of trades on a daily basis. These traders could be organized in a variety of ways, including as a proprietary trading firm (which may or may not be a registered broker-dealer and member of FINRA), as the proprietary trading desk of a multi-service broker-dealer or as a hedge fund. Other characteristics often attributed to such firms engaged in high frequency trading are: (i) the use of extraordinarily high-speed and sophisticated computer programs for generating, routing, and executing orders; (ii) use of co-location services and individual data feeds offered by exchanges and others to minimize network and other types of latencies; (iii) very short time-frames for establishing and liquidating positions; (iv) the submission of numerous orders that are cancelled shortly after submission; and (v) ending the trading day in as close to a flat position as possible (that is, not carrying significant, unhedged positions over-night).

        "last sale data feed" refers to a real-time intraday feed that disseminates matched trade price, volume and execution time on our book, but excludes quotations.

        "latency" refers to the time it takes to accept, process and acknowledge or deliver an order.

        "liquidity maker" refers to a customer posting an order on an order book.

        "liquidity taker" refers to a customer executing against an order resting on an order book.

        "lit" trading refers to trading on a securities exchange, ATS or MTF that publicly displays quotations.

        "maker-taker" pricing refers to a pricing model whereby a liquidity maker is paid a rebate in connection with an execution on our book, and a liquidity taker is charged a fee in connection with an execution against an order on our book.

        "market share," "share of the market" or "share of trading" with respect to:

            (i)  the U.S. equity market or specific securities in such market, such as NASDAQ- or NYSE-listed securities, during any period, means the number of shares of such U.S. listed cash equity securities and ETPs that were matched on BZX, BYX, EDGX and EDGA during such period divided by the total number of shares of such U.S. listed cash equity securities and ETPs that all national securities exchanges and the FINRA Trade Reporting Facilities reported as having been matched during such period;

           (ii)  the U.S. equity options market during any period, means the number of U.S. listed equity option contracts that were matched on BZX during such period divided by the total number of U.S. listed equity option contracts that all national securities exchanges reported as having been matched during such period; or

          (iii)  European trading in the securities traded on BATS Chi-X Europe for any period, means the total notional value of shares of European listed cash equity securities and ETPs that were matched on BATS Chi-X Europe, respectively, during such period divided by the total notional value of all trades in the securities and ETPs available for trading on BATS Chi-X Europe, respectively, during both continuous trading or an auction phase that the major European national securities exchanges and major MTFs reported as having been matched during such period. The total notional value of all such trades does not include the notional value of OTC trades. The total notional value of all trades in the securities and ETPs available for trading on BATS Chi-X Europe in the denominator of the calculation above will be affected to the extent that additional securities and ETPs are made available for trading on BATS Chi-X Europe, respectively, during such period or by our inclusion of market data from additional European national securities exchanges or MTFs. Due to the lack of a consolidated European reporting tape, our share of European trading is based on public data provided by third-party sources and represents our best estimate of our market share.

        "member" refers to a member of BZX, BYX, EDGX or EDGA.

        "MiFID" refers to the Market in Financial Instruments Directive.

        "MiFID II" refers to the Market in Financial Instruments Directive II.

        "MTF" refers to multilateral trading facility, an electronic venue authorized by the FCA to offer trading in cash equity securities throughout Europe.

        "NBBO" refers to the national best bid or best offer.

        "NBBO setter pricing" refers to a pricing model by which customers set the NBBO for listed equity options, listed cash equity securities and ETPs, such as ETFs. NBBO setter pricing provides customers who execute a specified minimum volume with higher liquidity rebates for orders posted on our market that improve the then current NBBO. This in turn provides better execution prices for other customers.

        "net capture" refers to transaction fees less liquidity payments and routing and clearing costs.

        "net capture per matched notional value" refers to transaction fees less liquidity payments on shares matched on BATS Chi-X Europe as a percentage of the value of shares matched on BATS Chi-X Europe.

        "net capture per one hundred touched shares" refers to transaction fees less liquidity payments and routing and clearing costs divided by every one hundred touched shares on BZX, BYX, EDGX and EDGA.

        "net capture per one million dollars traded" refers to transaction fees less liquidity payments, if any, divided by every one million dollars notional value traded on the BATS Hotspot FX market.

        "net capture per touched contract" refers to transaction fees less liquidity payments and routing and clearing costs divided by touched contracts.

        "NSCC" refers to the National Securities Clearing Corporation. The NSCC provides centralized clearing, information and settlement services to the financial industry.

        "OCC" refers to The Options Clearing Corporation. The OCC is an equity derivatives clearing organization, providing centralized clearing, information and settlements services to the financial industry.

        "OPRA" refers to the Options Price Reporting Authority, LLC. OPRA is the designated securities information processor for market information that is generated through the trading of exchange-listed securities options in the United States. OPRA disseminates certain core trading information, such as last sale reports and quotations.

        "options" refer to contracts giving the buyer the right, but not the obligation, to buy or sell a specified quantity of an underlying security or index at a specific price for a specific period of time.

        "order messages" refer to order, acceptance, execution, modification and cancellation messages.

        "OTF" refers to an organized trading facility.

        "participant" refers to a participant of BATS Chi-X Europe.

        "price/time priority" refers to the sequence in which orders resting on an order book are executed and, in general, means that the best priced orders are executed first in the temporal order in which they arrived on the book.

        "principal investors" refer to thirteen affiliates of our customers, Bank of America Merrill Lynch, Citadel, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Instinet, J.P. Morgan, Knight Capital, Lime, Morgan Stanley, Tradebot Ventures and WEDBUSH, as well as ISE and BGM Holding, L.P.

        "RIE" refers to Recognised Investment Exchange.

        "RSA" refers to regulatory services agreement.

        "smart-order routing" refers to a product offered by us and others that enables the onward routing of unfilled orders to other market centers using a variety of pre-designed algorithmic strategies that are designed to obtain the best prices available on an order-by-order basis.

        "sponsored access" refers to the practice of allowing customers who are not members or participants of a market to send orders directly to the market by using the name and connectivity of a sponsoring member or participant. The sponsoring member or participant is responsible for all orders entered on or through the market by a sponsored access client.

        "taker-maker" pricing refers to a pricing model whereby a liquidity maker is charged a fee in connection with an execution on an order book, and a liquidity taker is paid a rebate in connection with an execution against an order on an order book.

        "touched contracts" refers to the sum of all option contracts matched or routed on BZX or EDGX.

        "touched shares" refers to the sum of all shares matched or routed on BZX, BYX, EDGX or EDGA.

        "UTP" refers to unlisted trading privileges, which are governed by the UTP Act of 1994.

        "VIX volatility index" represents the CBOE Volatility Index®, a measure of market expectations of near-term volatility conveyed by S&P 500 stock index options prices.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
BATS Global Markets, Inc.:

        We have audited the accompanying consolidated statements of financial condition of BATS Global Markets, Inc. and its subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Kansas City, Missouri
February 26, 2015

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

(In millions, except share data)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$122.2	$87.2
Restricted cash	14.0	—
Financial investments:
Trading investments, at fair value	7.0	7.0
Available-for-sale investments, at fair value	61.4	18.2
Accounts receivable, net, including $54.5 and $18.6 from related parties at December 31, 2014 and 2013, respectively	130.2	53.8
Income taxes receivable	12.3	0.7
Other receivables	3.6	1.7
Prepaid expenses	8.2	3.6

Total current assets	358.9	172.2
Property and equipment, net	29.0	11.6
Goodwill	441.7	198.0
Intangible assets, net	156.5	49.0
Debt issuance costs, net	4.5	4.6
Deferred income taxes, net	3.3	9.2
Investment in EuroCCP	10.8	10.3
Other assets	1.9	2.0

Total assets	$1,006.6	$456.9

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $19.0 and $4.1 to related parties at December 31, 2014 and 2013, respectively	$101.1	$25.0
Section 31 fees payable	107.7	36.8
Current portion of long-term debt	44.2	17.4
Deferred income taxes	0.6	0.3

Total current liabilities	253.6	79.5
Long-term debt, less current portion	430.2	228.6
Unrecognized tax benefits	8.6	6.7
Deferred income taxes	5.9	—
Other liabilities	4.1	2.1
Commitments and contingencies
Stockholders' equity:
Common stock, $0.01 par value. 55,000,000 voting and 20,000,000 non-voting shares authorized at December 31, 2014; 24,500,000 voting and 500,000 non-voting shares authorized at December 31, 2013; 25,551,796 voting and 7,266,714 non-voting shares issued at December 31, 2014; 23,685,026 voting and 189,500 non-voting shares issued at December 31, 2013	0.3	0.2
Common stock in treasury, at cost 56,948 and 1,075,176 voting shares at December 31, 2014 and 2013, respectively	(1.9)	(42.7)
Additional paid-in capital	262.7	128.6
Retained earnings	42.8	44.3
Accumulated other comprehensive income, net	0.3	9.6

Total stockholders' equity	304.2	140.0

Total liabilities and stockholders' equity	$1,006.6	$456.9

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2014, 2013 and 2012

(In millions, except share and per share data)

	2014	2013	2012
Revenues:
Transaction fees, including $494.6, $293.9 and $303.9 from related parties for the years ended December 31, 2014, 2013 and 2012, respectively	$1,009.9	$612.8	$645.3
Regulatory transaction fees, including $191.5, $81.4 and $94.3 from related parties for the years ended December 31, 2014, 2013 and 2012, respectively	272.0	127.4	148.1
Market data fees	110.3	59.4	60.3
Port fees and other	66.0	41.9	31.0

Total revenues	1,458.2	841.5	884.7
Cost of revenues:
Liquidity payments, including $456.0, $252.8 and $268.4 to related parties for the years ended December 31, 2014, 2013 and 2012, respectively	831.4	474.7	508.2
Section 31 fees	272.0	127.4	148.1
Routing and clearing, including $26.1, $3.4 and $26.8 to related parties for the years ended December 31, 2014, 2013 and 2012, respectively	47.1	42.5	51.3
Other	0.2	0.1	0.2

Total cost of revenues	1,150.7	644.7	707.8

Revenues less cost of revenues	307.5	196.8	176.9
Operating expenses:
Compensation and benefits	87.0	41.5	48.4
Depreciation and amortization	28.4	15.2	17.0
Systems and data communication	23.5	9.6	11.9
Occupancy	4.2	1.9	2.3
Professional and contract services	6.5	8.1	9.2
Regulatory costs	12.1	5.4	5.7
Changes in fair value of contingent consideration liability	—	—	12.4
Impairment of assets	—	3.5	0.2
General and administrative	26.2	10.0	10.5

Total operating expenses	187.9	95.2	117.6

Operating income	119.6	101.6	59.3
Non-operating (expenses) income:
Interest and investment (expense) income	(27.3)	(25.8)	(0.6)
Loss on extinguishment of debt	(13.6)	—	—
Equity in earnings in EuroCCP	1.1	—	—
Other income (expense)	0.5	(0.2)	(0.6)

Income before income tax provision	80.3	75.6	58.1
Income tax provision	31.1	28.8	26.5

Net income	$49.2	$46.8	$31.6

Basic earnings per share	$1.56	$2.07	$1.40
Diluted earnings per share	$1.55	$2.06	$1.39
Cash distributions declared per common stock	$7.82	$—	$17.62
Basic weighted average shares outstanding	31,618,707	22,641,629	22,508,811
Diluted weighted average shares outstanding	31,793,160	22,738,747	22,746,146

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012
Net income	$49.2	$46.8	$31.6
Other comprehensive (loss) income, before tax:
Foreign currency translation adjustments	(15.0)	6.6	12.9
Unrealized holding gains (losses) on available-for-sale investments	—	0.1	(0.5)
Less: Reclassification adjustments for gains (losses) included in interest and investment income	—	(0.1)	0.7

Other comprehensive (loss) income, before tax	(15.0)	6.6	13.1
Income tax benefit (provision) related to components of other comprehensive (loss) income	5.7	(1.7)	(4.8)

Other comprehensive (loss) income, net of tax	(9.3)	4.9	8.3

Comprehensive income	$39.9	$51.7	$39.9

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2014, 2013 and 2012
(In millions, except share data)

	Common stock
									Accumulated other comprehensive (loss) income, net
	Voting shares outstanding	Non-voting shares outstanding	Class A non-voting shares outstanding	Class B non-voting shares outstanding	Par value	Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)		Total stockholders' equity
Balance at December 31, 2011	22,190,242	189,500	—	—	$0.2	$(11.5)	$409.6	$52.0	$(3.6)	$446.7
Common stock issued under employee stock plans	364,705	—	—	—	—	(28.8)	21.2	—	—	(7.6)
Stock-based compensation	—	—	—	—	—	—	5.6	—	—	5.6
Excess tax benefits from stock-based compensation	—	—	—	—	—	—	3.3	—	—	3.3
Distribution	—	—	—	—	—	—	(314.1)	(86.1)	—	(400.2)
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	8.3	8.3
Net income	—	—	—	—	—	—	—	31.6	—	31.6

Balance at December 31, 2012	22,554,947	189,500	—	—	0.2	(40.3)	125.6	(2.5)	4.7	87.7
Common stock issued under employee stock plans	98,128	—	—	—	—	(1.0)	0.7	—	—	(0.3)
Share repurchases	(43,225)	—	—	—	—	(1.4)	—	—	—	(1.4)
Stock-based compensation	—	—	—	—	—	—	2.2	—	—	2.2
Excess tax expense from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Other comprehensive income, net of tax	—	—	—	—	—	—	—	—	4.9	4.9
Net income	—	—	—	—	—	—	—	46.8	—	46.8

Balance at December 31, 2013	22,609,850	189,500	—	—	$0.2	$(42.7)	$128.6	$44.3	$9.6	$140.0
Acquisition of Direct Edge Holdings LLC and recapitalization	2,726,534	(189,500)	3,090,714	4,176,000	0.1	42.7	301.7	—	—	344.5
Common stock issued under employee stock plans	184,721	—	—	—	—	(1.0)	0.9	—	—	(0.1)
Share repurchases	(26,257)	—	—	—	—	(0.9)	—	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	1.9	—	—	1.9
Excess tax expense from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Distribution	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(9.3)	(9.3)
Net income	—	—	—	—	—	—	—	49.2	—	49.2

Balance at December 31, 2014	25,494,848	—	3,090,714	4,176,000	$0.3	$(1.9)	$262.7	$42.8	$0.3	$304.2

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In millions)

	2014	2013	2012
Cash flows from operating activities:
Net income	$49.2	$46.8	$31.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28.4	15.2	17.0
Amortization of debt issuance cost and debt discount	2.8	5.9	0.2
Change in fair value of contingent consideration	—	—	12.4
Provision for uncollectable accounts receivable	0.3	0.1	0.2
Deferred income taxes	1.5	4.0	(1.0)
Stock-based compensation	1.9	2.2	5.6
Loss on extinguishment of debt	13.6	—	—
Loss on disposal of property and equipment	—	0.2	0.4
Equity in earnings in EuroCCP	(1.1)	—	—
Changes in assets and liabilities:
Receivables, including $35.9, $4.1 and $1.9 from related parties for the years ended December, 31, 2014, 2013 and 2012, respectively	(33.1)	7.1	(5.2)
Trading financial investments, net	—	0.5	23.5
Prepaid and other assets	0.1	1.3	(3.2)
Accounts payable and accrued expenses, including $14.9, $0.9 and $4.5 to related parties for the years ended December 31, 2014, 2013 and 2012, respectively	7.8	(1.7)	(13.7)
Section 31 fees payable	26.1	(14.5)	(3.8)
Payment of contingent consideration related to Chi-X Europe acquisition	—	(3.8)	(8.9)
Other liabilities	1.8	(0.2)	10.0

Net cash provided by operating activities	99.3	63.1	65.1
Cash flows from investing activities:
Acquisition, net of cash acquired	23.8	—	—
Purchases of available-for-sale financial investments	(169.4)	(88.5)	(162.8)
Proceeds from maturities of available-for-sale financial investments	126.2	92.6	260.9
Proceeds from short term investments	—	—	3.1
Purchase of intangible asset	—	—	0.2
Investment in EuroCCP	—	(10.3)	—
Changes in restricted cash	(14.0)	—	—
Purchases of property and equipment	(25.2)	(3.6)	(6.9)

Net cash (used in) provided by investing activities	(58.6)	(9.8)	94.5
Cash flows from financing activities:
Distributions paid	(215.0)	(0.1)	(398.9)
Payment of long term debt	(277.6)	(45.0)	—
Proceeds from long-term debt	499.9	—	300.0
Payment of contingent liability related to Chi-X Europe acquisition	—	—	(52.3)
Debt issuance costs and debt discount	(8.3)	—	(19.5)
Proceeds from the exercise of stock-based compensation	—	—	0.4
Excess tax (expense) benefits from stock-based compensation	(0.1)	—	3.3
Purchases of treasury stock	(1.1)	(1.6)	(8.0)

Net cash used in financing activities	(2.2)	(46.7)	(175.0)
Effect of foreign currency exchange rate changes on cash	(3.5)	(1.9)	(1.4)

Increase (decrease) in cash and cash equivalents	35.0	4.7	(16.8)
Cash and cash equivalents:
Beginning of year	87.2	82.5	99.3

End of year	$122.2	$87.2	$82.5

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$42.7	$28.9	$20.5
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	$0.8	$0.8	$20.8
Distribution payable on unvested restricted stock	1.4	—	1.3
Distribution declared	4.8	—	—
Supplemental disclosure of noncash investing activities:
Property and equipment acquired	$10.4	$—	$—
Goodwill acquired	253.5	—	—
Intangible assets acquired	120.4	—	—
Other assets acquired	66.1	—	—
Liabilities assumed	(129.7)	—	—
Issuance of common stock related to acquisition	(344.5)	—	—

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014, 2013, and 2012

(1) Nature of Operations

        BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is a global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe and listed equity options in the U.S. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, New York, Jersey City, New Jersey, Chicago, Illinois and London, United Kingdom (U.K.).

        In the United States, the Company operates four national securities exchanges, BATS Exchange, Inc. (BZX), BATS Y-Exchange, Inc. (BYX), EDGX Exchange, Inc. (EDGX) and EDGA Exchange, Inc. (EDGA). All trade listed cash equity securities and exchange-traded products, such as exchange-traded funds (ETFs), but each target different market segments by offering different pricing alternatives. BZX also operates a market for trading listed equity options and the Company also lists ETFs on BZX. The Company also operates two broker-dealers, BATS Trading, Inc. (Trading), that provides routed transaction services for listed cash equity securities and equity options on BZX and BYX and Direct Edge ECN, LLC (DE Route), that provides routed transaction services for listed cash equity securities on EDGX and EDGA.

        In Europe, the Company's Recognised Investment Exchange (RIE), BATS Trading Limited (BTL), offers trading in listed cash equity securities across 25 European indices and 15 major European markets. In addition, BTL also lists ETFs. Chi-X Europe Limited (Chi-X Europe) provides routed transaction services for listed cash equities within the European market. BTL and Chi-X Europe combined are referred to as BATS Chi-X Europe.

(2) Summary of Significant Accounting Policies

(a)   Principles of Accounting

        The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b)   Basis of Presentation

        The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of BATS Global Markets, Inc. and its wholly owned subsidiaries and all significant intercompany accounts and transactions have been eliminated.

(c)   Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the receivable for market data fees, the valuation of goodwill and unrecognized tax benefits.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(2) Summary of Significant Accounting Policies (Continued)

(d)   Cash and Cash Equivalents

        The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e)   Restricted Cash

        The Company classifies cash not available for immediate use due to regulatory and other requirements as restricted cash, and presents it separately on the consolidated statements of financial condition.

(f)    Financial Investments

        Financial investments are classified as trading or available-for-sale.

        Trading financial investments represent financial investments held by the broker-dealer subsidiaries that retain the industry-specific accounting classification required for broker-dealers. These investments are recorded at fair value with unrealized gains and losses reflected within interest and investment (expense) income in the consolidated statements of income.

        Available-for-sale financial investments are comprised of the financial investments not held by the broker-dealer subsidiaries. Unrealized gains and losses, net of income taxes, are included as a component of accumulated other comprehensive income in the accompanying consolidated statements of financial condition.

        Interest on financial investments, including amortization of premiums and accretion of discounts, is recognized as income when earned. Realized gains and losses on financial investments are calculated using the specific identification method and are included in interest and investment (expense) income in the accompanying consolidated statements of income.

        A decline in the market value of any available-for-sale investment below carrying amount that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to realizable value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the investment, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

(g)   Accounts Receivable, Net

        Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(2) Summary of Significant Accounting Policies (Continued)

anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 6 for allowance for doubtful accounts activity.

(h)   Property and Equipment, Net

        Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

        The Company accounts for software development costs under ASC Topic 350, Intangibles—Goodwill and Other. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(i)    Goodwill and Intangible Assets, Net

        Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed during the fourth quarter using December 1st carrying values, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test in the fourth quarter of 2014 and determined that no impairment existed.

        Intangible assets, net, primarily include acquired trademarks and trade names, customer relationships, strategic alliance agreements, licenses and registrations and non-compete agreements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(2) Summary of Significant Accounting Policies (Continued)

Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

        Intangible assets deemed to have indefinite useful lives are not amortized, but instead are tested for impairment at least annually, usually concurrently with goodwill. Impairment exists if the fair value of the asset is less than the carrying amount, and in that case, an impairment loss is recorded. The Company has performed the required intangible assets impairment tests and the determined that the strategic alliance intangible asset is impaired as of December 31, 2013. The value of the asset was written off to impairment of assets in the consolidated statements of income.

(j)    Foreign Currency

        The financial statements of foreign subsidiaries where the functional currency is not the U.S. dollar are translated into U.S. dollars using the exchange rate in effect as of each statement of financial condition date. Statements of income and cash flow amounts are translated using the average exchange rate during the period. The cumulative effects of translating the statement of financial condition accounts from the functional currency into the U.S. dollar at the applicable exchange rates are included in accumulated other comprehensive income, net in the statements of financial condition. Foreign currency gains and losses are recorded as other income (expense) in the consolidated statements of income.

(k)   Income Taxes

        Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statements of income.

(l)    Revenue Recognition

Transaction Fees and Liquidity Payments

        Under the Company's "maker-taker" pricing model on BZX, EDGX and the Company's RIE, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(2) Summary of Significant Accounting Policies (Continued)

Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues charged on securities that are routed to another market center. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

        Under the Company's "taker-maker" pricing model on BYX and EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order. Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

Market Data Fees

        Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP), the Consolidated Tape Association Plan (CTA), and the Options Price Reporting Authority, LLC (OPRA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members. Fees from OPRA are estimated and recognized on a monthly basis and received approximately 30 days after quarter end. The Company also charges data subscribers directly for proprietary market data in its U.S. Equities and European Equities segments. The proprietary market data fees are recognized on a monthly basis.

Regulatory Transaction and Section 31 Fees

        BZX, BYX, EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the four exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statements of income. BZX, BYX, EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents and financial investments in the consolidated statements of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statements of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(2) Summary of Significant Accounting Policies (Continued)

Port Fees

        Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

        For the years ended December 31, 2014 and 2013 one member accounted for 12% and 10%, respectively, of the Company's transaction fees. For the year ended December 31, 2012, no members accounted for more than 10% of the Company's transaction fees. For the years ended December 31, 2014, 2013 and 2012, approximately 9%, 12% and 10%, respectively, of total liquidity payments each year were paid to one member, substantially all of which is recorded in the U.S. Equities segment. No other members accounted for more than 10% of the Company's liquidity payments during the years ended December 31, 2014, 2013 and 2012.

        No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

(m)  Earnings Per Share

        The Company presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares and dilutive common share equivalents outstanding.

(n)   Stock-Based Compensation

        The Company grants stock-based compensation to its employees through awards of stock options and restricted stock. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

        The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of BATS Global Markets, Inc. common stock at the date of grant.

        The amount of future stock-based compensation expense related to awards of stock options is based on the Black-Scholes valuation model. Assumptions used to estimate the grant-date fair value of stock options are determined as follows:

  •
  Expected term is determined using the simplified method, using the average between the contractual term and vesting period of the award. The simplified method was used due to the lack of historical information;

  •
  Expected volatility of award grants made under the Company's plan is measured using the weighted average of historical daily changes in the market price of the common stock of comparable public companies over the period equal to the expected term of the award or a

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(2) Summary of Significant Accounting Policies (Continued)

    minimum of two years if comparable public company historical market prices are not available for the entire expected term;

  •
  Expected dividend rate is determined based on expected dividends to be declared;

  •
  Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a maturity equal to the expected term of the awards; and

  •
  Forfeitures are based on the history of cancellations of awards granted and management's analysis of potential forfeitures.

(o)   Business Combinations

        The Company accounts for business combinations in accordance with ASC Topic 805, Business Combinations, which requires identifiable assets, liabilities and goodwill acquired in a business combination to be recorded at fair value at the acquisition date. Additionally, ASC Topic 805 requires transaction-related costs to be expensed in the period incurred.

(p)   Debt Issuance Costs

        The Company accounts for debt issuance cost in accordance with ASC Topic 470, Debt, which requires that all costs incurred to issue debt be capitalized and amortized over the life of the loan using the interest method.

(q)   Equity Method Investment

        In general, the equity method of accounting is used when the Company owns 20% to 50% of the outstanding voting stock of a company and when it is able to exercise significant influence over the operating and financial policies of a company. The Company has an investment where it has significant influence and as such accounts for the investments under the equity method of accounting. The Company records the pro-rata share of earnings or losses each period and records any dividends received as a reduction in the investment balance. The equity method investment is evaluated for other-than-temporary declines in value by considering a variety of factors such as the earnings capacity of the investment and the fair value of the investment compared to its carrying amount. If the estimated fair value of the investment is less than the carrying amount and the decline in value is considered to be other than temporary, the excess of the carrying amount over the estimated fair value is recognized in the financial statements as an impairment.

(3) Direct Edge Acquisition and Recapitalization

        On January 31, 2014 (the Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Transaction). On January 31, 2014 (the Acquisition Date), the Company acquired Direct Edge Holdings LLC (Direct Edge) (the Transaction). The Transaction is intended to combine operations to increase market share for the U.S. Equities segment. In conjunction with the Transaction, the Company recapitalized its voting and non-voting common stock into a newly formed parent entity, and one legacy Direct Edge member was issued solely Class A non-voting shares of the new parent entity and, at their request, certain other

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(3) Direct Edge Acquisition and Recapitalization (Continued)

legacy BATS stockholders and Direct Edge members were issued voting shares and Class B non-voting shares of the new parent entity. All other legacy BATS stockholders and Direct Edge members were issued voting shares in the new parent entity.

        The results of Direct Edge's operations have been included in the consolidated financial statements since the Acquisition Date.

        The acquisition-date fair value of the consideration transferred totaled $386.2 million, which consisted of the following (in millions):

Fair value of consideration transferred:
Cash	$12.5
Fair value of share outlay	344.5
Change in control payments	29.2

Total purchase price	$386.2

        The Company issued 9.8 million shares of common stock valued at $35.14 per share. The fair value was based on a third-party valuation that used a discounted cash flow model and valuation multiples observed of publicly traded companies in a similar industry.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in millions):

Cash and cash equivalents	$65.5
Other current assets	66.1
Property and equipment	10.4
Identifiable intangible assets	120.4
Goodwill	253.5
Liabilities	(129.7)

$386.2

        Of the identifiable intangible assets recognized, $71.9 million was assigned to licenses and registrations and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	16 years	$43.0
Non-compete agreements	2 years	3.9
Trademarks/trade names	1 year	1.6

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(3) Direct Edge Acquisition and Recapitalization (Continued)

        The goodwill acquired was assigned to the U.S Equities segment, as further described in note 8. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BATS and Direct Edge. No goodwill was deductible for tax purposes.

        The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $18.4 million and $4.4 million of acquisition-related costs expensed during the years ended December 31, 2014 and 2013, respectively. These costs are included in compensation and benefits, and professional and contract services in the consolidated statements of income.

        The amounts of revenue and operating income of Direct Edge are included in the Company's consolidated statements of income from the Acquisition Date to the period ending December 31, 2014 are as follows (in millions):

Revenue	$529.4
Operating income	10.4
Net income	16.8

        The following unaudited pro forma financial information presents the combined results of the Company and Direct Edge had the acquisition date been January 1, 2013 (in millions):

	Fiscal Year ended December 31,
	2014	2013
Revenue	$1,509.1	$1,415.4
Operating income	132.6	132.3
Net income	67.4	62.0
Earnings per share:
Basic	$2.13	$1.96
Diluted	2.12	1.95

        The supplemental 2014 and 2013 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2013. The supplemental 2014 and 2013 pro forma financial information includes pro forma adjustments of $44.3 million and $4.4 million, respectively, for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(4) Severance

        Subsequent to the Acquisition Date, the Company determined that certain Direct Edge employees' positions were redundant. As such, the Company communicated employee termination benefits to these Direct Edge employees. Certain employees were terminated in 2014, while others have a termination date in the first quarter of 2015.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(4) Severance (Continued)

        The following is a summary of the employee termination benefits recognized within compensation and benefits in the consolidated statements of income (in millions):

U.S. Equities
Balance at December 31, 2013	$—
Termination benefits accrued	16.7
Termination payments made	(4.2)

Balance at December 31, 2014	$12.5

(5) Investments

Financial Investments

        The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	December 31, 2014
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$61.4	$—	$—	$61.4

Total financial investments	$61.4	$—	$—	$61.4

	December 31, 2013
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$18.2	$—	$—	$18.2

Total financial investments	$18.2	$—	$—	$18.2

Equity Method Investment

        In 2013, the Company acquired a 25% ownership interest in the European Multilateral Clearing Facility, N.V. (EMCF) for $10.3 million. In January 2014, EMCF changed its name to European Central Counterparty N.V. (EuroCCP). This investment is recorded as an equity method investment, as the Company shares in the proportionate results of the entity and has significant influence over the entity, but does not control the entity. This investment is recorded at $10.8 million and $10.3 million at December 31, 2014 and 2013, respectively.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(6) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following for the years ended December 31, 2014, 2013 and 2012 (in millions):

	2014	2013	2012
Balance at beginning of period	$0.3	$0.4	$0.3
Additions:
Charges to income, included in general and administrative expenses	0.3	0.0	0.2
Deductions:
Charges for which reserves were provided	(0.3)	(0.1)	(0.1)

Balance at end of period	$0.3	$0.3	$0.4

(7) Property and Equipment, Net

        Property and equipment consisted of the following as of December 31, 2014 and 2013 (in millions):

	2014	2013
Computer equipment and software	$66.2	$37.6
Office furniture and fixtures	1.9	1.2
Leasehold improvements	9.9	5.0

Total property and equipment	78.0	43.8
Less accumulated depreciation	(49.0)	(32.2)

Property and equipment, net	$29.0	$11.6

        Depreciation expense was $18.1 million, $9.3 million and $10.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

(8) Goodwill and Intangible Assets, Net

        The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities
Balance as of December 31, 2012	$—	$194.0
Changes in foreign currency exchange rates	—	4.0

Balance as of December 31, 2013	—	198.0
Acquisition of goodwill	253.5	—
Changes in foreign currency exchange rates	—	(9.8)

Balance as of December 31, 2014	$253.5	$188.2

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(8) Goodwill and Intangible Assets, Net (Continued)

        The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Corporate and Other
Balance as of December 31, 2012	$—	$57.4	$0.2
Impairment of intangible asset	—	(3.5)	—
Amortization	—	(5.9)	—
Changes in foreign currency exchange rates	—	0.8	—

Balance as of December 31, 2013	—	48.8	0.2
Acquisition of intangible assets	120.4	—	—
Amortization	(5.3)	(5.0)	—
Changes in foreign currency exchange rates	—	(2.6)	—

Balance as of December 31, 2014	$115.1	$41.2	$0.2

        For the years ended December 31, 2014, 2013 and 2012, amortization expense was $10.3 million, $5.9 million and $6.7 million, respectively. The estimated future amortization expense is $15.5 million for 2015, $13.4 million for 2016, $10.8 million for 2017, $8.3 million for 2018 and $6.3 million for 2019.

        The following table presents the categories of intangible assets at December 31, 2014 and 2013 (in millions):

	December 31, 2014			December 31, 2013
	U.S. Equities	European Equities	Corporate and Other	U.S. Equities	European Equities	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$—	$—	$0.6	$—
Customer relationships	43.0	45.0	—	—	47.8	—
Noncompete agreements	3.9	—	—	—	—	—
Trading registrations and licenses	71.9	10.8	—	—	11.5	—
Domain names	—	—	0.2	—	—	0.2
Accumulated amortization	(5.3)	(15.2)	—	—	(11.1)	—

	$115.1	$41.2	$0.2	$—	$48.8	$0.2

        In the fourth quarter 2013, the Company recorded an intangible asset impairment charge totaling $3.5 million related to the strategic alliance agreements acquired through the 2011 acquisition of Chi-X Europe. The Company has determined the carrying amount of the intangible is not recoverable and exceeded its fair value. The fair value of the strategic alliance was determined using the estimated cash flows from the strategic alliance. This charge was recorded in impairment of assets in the consolidated statements of income and attributed to the European Equities segment.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(9) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of December 31, 2014 and 2013 (in millions):

	2014	2013
Accounts payable	$38.9	$12.7
Deferred income	1.8	0.2
Dividends payable	5.5	0.3
Accrued expenses	20.6	11.8
Accrued termination benefits	12.5	—
Other liabilities	21.8	—

Accounts payable and accrued liabilities	$101.1	$25.0

(10) Debt

        On December 19, 2012, the Company entered into (i) a term loan agreement in the amount of $300 million and (ii) revolving loans not to exceed $50 million (the '2012 Loan'). The proceeds received from the term loan were used by the Company to pay a $298.9 million dividend, or $13.20 per share, to all shareholders of BATS Global Markets, Inc. common stock during the fourth quarter 2012. The term of the loan was six years ending on December 19, 2018 with a variable interest rate based on 1-month London Interbank Offered Rate (LIBOR) (with a floor of 125 basis points) plus a spread of 575 basis points. The original issue discount was $12.5 million, or approximately 4.2%. The revolving loans had similar interest rates and a three-year term, ending on December 19, 2015. The Company incurred $7.1 million of debt issuance costs, which was capitalized and was being amortized over the term of the loans.

        Upon consummation of the acquisition of Direct Edge on January 31, 2014, the Company entered into (i) a term loan agreement in the amount of $470 million and (ii) revolving loans not to exceed $100 million (the 2014 Loan). The proceeds received from the 2014 Loan were used by the Company to extinguish the 2012 Loan, pay a dividend to the shareholders and for other corporate purposes. The 2012 Loan, related debt issuance costs and debt discount were extinguished resulting in a loss of $13.6 million that was recorded in non-operating expense on the statement of income. The term of the 2014 Loan is six years ending on January 31, 2020 with variable interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 400 basis points (375 if leverage ratio falls below 2.25). The original issue discount was $1.2 million, or approximately 0.25%. The revolving loans have an interest rate of LIBOR plus 350 basis points and a three-year term, ending on January 31, 2017. The fee on the undrawn portion of the revolver is 0.5%. Principal payments on outstanding balances are made on a quarterly basis. The Company incurred $8.3 million of debt issuance costs, which was capitalized and is being amortized over the term of the loans.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(10) Debt (Continued)

        As of December 31, 2014 and 2013, the Company's long-term debt consisted of the following (in millions):

	December 31,
	2014	2013
Term loan	$447.3	$255.0
Less: debt discount	(0.9)	(9.0)
Revolving loan	28.0	—

Total debt	474.4	246.0
Less: current portion	(44.2)	(17.4)

Total long-term debt	$430.2	$228.6

        The unamortized debt discount will be amortized as part of interest and investment expense through January 31, 2020, the maturity date of the term loan. The effective interest rate on the 2014 term loan was 5.0% for the year ended December 31, 2014. The effective interest rate on the 2012 term loan was 7.3% for the year ended December 31, 2013.

        The credit agreements for the 2014 Loan and the 2012 Loan contain customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the respective credit agreements. As of December 31, 2014 and 2013, the Company was in compliance with all covenants of the respective credit arrangements.

        The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets of the Company and certain subsidiaries as collateral.

        As of December 31, 2014, aggregate minimum annual maturities of long-term debt are $44.5 million in 2015, $58.5 million in 2016, $51.7 million in 2017, $51.5 million in 2018, and $53.5 million in 2019.

        Interest expense recognized on the term loans and revolving loans is included in interest and investment (expense) income on the consolidated statements of income, and for the year ended December 31, 2014 and 2013 it is as follows (in millions):

	Year Ended December 31, 2014	Year Ended December 31, 2013
Components of interest expense:
Contractual interest	$24.6	$20.0
Amortization of debt discount	0.5	3.4
Amortization of debt issuance cost	2.3	2.6

Interest expense	$27.4	$26.0

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(11) Accumulated Other Comprehensive Income

        The following represents the changes in accumulated other comprehensive income by component, before tax (in millions):

Foreign currency translation adjustment
Balance at December 31, 2012	$4.7
Other comprehensive income for the twelve months ending December 31, 2013	6.6
Tax effect on other comprehensive income	(1.7)

Balance at December 31, 2013	9.6
Other comprehensive loss for the twelve months ending December 31, 2014	(15.0)

Tax effect on other comprehensive income	5.7

Balance at December 31, 2014	$0.3

(12) Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

          Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

          Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

          Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(12) Fair Value Measurements (Continued)

Instruments Measured at Fair Value on a Recurring Basis

        The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014 and 2013 (in millions):

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$61.4	$61.4	$—	$—
Trading securities:
U.S. Treasury securities	7.0	7.0	—	—

Total assets	$68.4	$68.4	$—	$—

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$18.2	$18.2	$—	$—
Trading securities:
U.S. Treasury securities	7.0	7.0	—	—

Total assets	$25.2	$25.2	$—	$—

        The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available for sale and Trading securities

        Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Instruments Measured at Fair Value on a Nonrecurring Basis

Long-lived intangible asset

        The carrying amount of the strategic alliance intangible at December 31, 2013 is measured on a non-recurring basis and based on the estimated cash flows from the strategic alliance which is a significant unobservable input, and is considered a Level 3 measurement valued at zero dollars.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(12) Fair Value Measurements (Continued)

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2014 and 2013 (in millions):

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$122.2	$122.2	$—	$—
Restricted cash	14.0	14.0	—	—
Accounts receivable	130.2	—	130.2	—
Other receivables	3.6	—	3.6	—
Equity method investment in EuroCCP	10.9	—	—	10.9

Total assets	$280.9	$136.2	$133.8	$10.9

Liabilities:
Accounts payable	$38.9	$—	$38.9	$—
Section 31 fees payable	107.7	—	107.7	—
Current portion of long-term debt	44.2	—	44.2	—
Long-term debt, less current portion	430.2	—	430.2	—

Total liabilities	$621.0	$—	$621.0	$—

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$87.2	$87.2	$—	$—
Accounts receivable	53.8	—	53.8	—
Other receivables	1.7	—	1.7	—
Equity method investment in EuroCCP	10.3	—	—	10.3

Total assets	$153.0	$87.2	$55.5	$10.3

Liabilities:
Accounts payable	12.7	$—	$12.7	$—
Section 31 fees payable	36.8	—	36.8	—
Current portion of long-term debt	17.4	—	17.4	—
Long-term debt, less current portion	228.6	—	228.6	—

Total liabilities	$295.5	$—	$295.5	$—

        The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(12) Fair Value Measurements (Continued)

Equity method investment

        The fair value of the EuroCCP investment at December 31, 2014 is $10.9 million. That value is based on estimates of discounted cash flows from the EuroCCP entity, a significant unobservable input, and is also considered a Level 3 measurement. At December 31, 2013, the carrying amount approximated fair value of $10.3 million.

Long-term debt

        The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at both December 31, 2014 and 2013 and is considered a Level 2 measurement.

(13) Segment Reporting

        The Company operates under three reportable segments: U.S. Equities, European Equities and U.S. Options. The Company evaluates segment performance primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

  •
  The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on BZX, BYX, EDGX and EDGA. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Trading and DE Route. It also includes the listings business where ETFs are listed on BZX. The Company acquired Direct Edge on January 31, 2014.

  •
  The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the RIE, BTL. It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETFs can be listed on BTL.

  •
  The U.S. Options segment includes the listed equity options transaction services that occur on BZX. It also includes the listed equity options routed transaction services that occur on Trading.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(13) Segment Reporting (Continued)

        Summarized financial data of the Company's reportable segments was as follows (in millions):

	U.S. Equities	European Equities	U.S. Options	Corporate items and eliminations	Total
2014:
Revenues	$1,234.5	$99.1	$124.6	$—	$1,458.2
Revenues less cost of revenues	224.3	66.4	16.8	—	307.5
Depreciation and amortization	19.9	7.6	0.9	—	28.4
Operating income (loss)	83.0	30.4	8.3	(2.1)	119.6
Total assets	704.9	283.0	6.2	12.5	1,006.6
Goodwill	253.5	188.2	—	—	441.7
Intangible assets, net	115.1	41.2	—	0.2	156.5
Debt	—	—	—	474.4	474.4
Purchases of property and equipment	24.4	0.8	—	—	25.2
2013:
Revenues	$662.8	$86.4	$92.3	$—	$841.5
Revenues less cost of revenues	123.9	57.6	15.3	—	196.8
Depreciation and amortization	4.4	9.9	0.9	—	15.2
Operating income (loss)	77.3	17.4	8.4	(1.5)	101.6
Total assets	215.8	297.2	6.8	(62.9)	456.9
Goodwill	—	198.0	—	—	198.0
Intangible assets, net	—	48.8	—	0.2	49.0
Debt	—	—	—	246.0	246.0
Purchases of property and equipment	3.3	0.2	0.1	—	3.6
2012:
Revenues	$723.2	$82.8	$78.7	$—	$884.7
Revenues less cost of revenues	127.1	35.7	14.1	—	176.9
Depreciation and amortization	4.4	11.5	1.1	—	17.0
Operating income (loss)	83.1	(25.2)	7.7	(6.3)	59.3
Total assets	170.6	292.9	9.0	(2.9)	469.6
Goodwill	—	194.3	—	—	194.3
Intangible assets, net	—	57.4	—	0.2	57.6
Contingent consideration liability	—	3.8	—	—	3.8
Debt	—	—	—	287.6	287.6
Purchases of property and equipment	4.5	0.3	1.7	0.4	6.9

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(13) Segment Reporting (Continued)

Geographic Data

        The following table presents revenues and long-lived assets, net by geographic area for 2014, 2013 and 2012 (in millions). Revenues are classified based upon the location of the trading venue. Long-lived assets information is based on the physical location of the assets.

	Total revenues	Long-lived assets
2014:
United States	$1,359.1	$396.0
United Kingdom	99.1	231.2

Total	$1,458.2	$627.2

2013:
United States	$755.1	$8.1
United Kingdom	86.4	250.4

Total	$841.5	$258.5

2012:
United States	$801.9	$9.9
United Kingdom	82.8	259.0

Total	$884.7	$268.9

(14) Employee Benefit Plan

        In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $1.7 million for the year ended December 31, 2014. This expense is included in compensation and benefits in the consolidated statements of income.

        Prior to 2014, the Company offered a SIMPLE Individual Retirement Account for the benefit of all U.S. employees. The Company matched participating employee contributions of up to three percent of salary. All U.S. employees were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2013 and $0.4 million for the year ended December 31, 2012. This expense is included in compensation and benefits in the consolidated statements of income.

        BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.5 million for the year ended December 31, 2014 and $0.3 million for the years ended December 31, 2013 and 2012. This expense is included in compensation and benefits in the consolidated statements of income.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(14) Employee Benefit Plan (Continued)

        Through December 31, 2012, Chi-X Europe operated a defined contribution plan known as the Personal Pension Plan (the Plan). All employees of Chi-X Europe were eligible to participate in 2012. The cost of contributions payable by the Company with regards to the Plan for the year are expensed as incurred. For the year ended December 31, 2012 the Company contributed $0.3 million. This expense is included in compensation and benefits in the consolidated statements of income.

(15) Related Party Transactions

        Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

        The Company maintains brokerage accounts with a stockholder. As of December 31, 2014 and 2013, $101.5 million and $59.2 million, respectively, in cash and cash equivalents and financial investments were held in such accounts.

(16) Regulatory Capital

        As broker-dealers registered with the SEC, Trading and DE Route are subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of December 31, 2014 and 2013, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014 and 2013, Trading had net capital of $7.9 million and $6.4 million, respectively, which was $7.7 million and $6.1 million, respectively, in excess of its required net capital of $0.2 million and $0.3 million, respectively.

        As of December 31, 2014, DE Route is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014, DE Route had net capital of $4.8 million, which was $4.6 million in excess of its required net capital of $0.2 million for the year.

        As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $16.7 million at December 31, 2014 and $16.6 million at December 31, 2013. At December 31, 2014 and 2013, BTL had capital in excess of its required CRR of $19.8 million and $12.9 million, respectively.

        As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at December 31, 2014 and December 31, 2013, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At December 31, 2014 and 2013, Chi-X Europe had capital in excess of its required CRR of $0.5 million and $1.4 million, respectively.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(17) Stock-Based Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $1.9 million, $2.2 million and $5.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. This expense is included in compensation and benefits in the consolidated statements of income.

        The Company has three equity incentive plans pursuant to which stock options and restricted stock have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan), the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan) and the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan). Options and restricted stock granted under these plans generally vest over four years. Options granted under the 2008 Plan have five-year contractual terms, while options and restricted stock granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to its full-time employees to purchase up to 2,195,417 shares of the Company's stock. Such shares must be previously unissued or reacquired shares. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock or stock options up to 525,000 shares.

Stock Options

        In connection with the Company's failed attempt of an initial public offering (IPO) during 2012, the Company's registration statement on Form S-1 was declared effective by the SEC. As a result of the registration statement being declared effective and pursuant to the 2008 Plan and 2009 Plan, all remaining outstanding unvested stock options became fully vested one year after the effectiveness of the Company's registration statement. The Company recorded $0.4 million and $1.5 million in stock-based compensation expense for the years ended December 31, 2013 and December 31, 2012, respectively, as a result of the vesting acceleration of outstanding unvested stock options.

        During 2012, the Company modified the exercise prices of outstanding stock options as a result of the extraordinary dividends paid during 2012 pursuant to the anti-dilutive provisions of the 2008 Plan and 2009 Plan. The exercise prices were decreased by $3.31 and $9.96 for the dividends paid in August 2012 and December 2012, respectively.

        During 2014, in connection with the acquisition of Direct Edge, the Company modified the quantity and the exercise prices of outstanding stock options pursuant to the anti-dilutive provisions of the 2009 Plan. The quantity was increased by approximately 8% and the exercise prices were reduced by 15-20% depending on the exercise prices.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(17) Stock-Based Compensation (Continued)

        Summary stock option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2011	1,604,500	$28.20	3.1	$37,030,383
Exercised	(1,030,655)	20.59		17,949,059
Forfeited	(37,220)	44.40

Outstanding, December 31, 2012	536,625	27.62	6.7	$1,652,529
Exercised	(39,750)	28.51		517,628
Forfeited	(7,500)	31.93

Outstanding, December 31, 2013	489,375	$28.30	5.8	$2,825,771
Modification	40,935
Granted	219,538	36.44
Exercised	(41,477)	33.71		517,683

Outstanding, December 31, 2014	708,371	$27.71	6.4	$6,183,786

Exercisable at December 31, 2014	488,833	$23.79	4.8	$6,183,786

        The Company estimated the grant date fair value of options awarded during 2014 using the Black-Scholes valuation model with the following assumptions:

2014
Expected term (in years)	6.25
Expected volatility	34%
Expected dividends	None
Risk-free rate	1.93%
Weighted-average fair value at grant date	$13.50

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(17) Stock-Based Compensation (Continued)

        Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2011—Nonvested	494,062	$21.16
Vested	(236,030)	18.28
Forfeited	(37,220)	40.23

December 31, 2012—Nonvested	220,812	24.25
Vested	(213,312)	23.29
Forfeited	(7,500)	25.65

December 31, 2013—Nonvested	—	$—
Granted	219,538	13.50

December 31, 2014—Nonvested	219,538	$13.50

        Cash proceeds received from 1,250 and 20,850 options exercised for the years ended December 31, 2014 and 2012, respectively, was $0.1 million and $0.4 million, respectively. During 2014, 2013 and 2012, the Company purchased 30,691, 30,228 and 756,779 treasury shares for $1.0 million, $1.0 million and $28.8 million, respectively, as the result of 41,477, 39,750 and 1,009,805 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax benefits from stock option exercises recognized during the years ended December 31, 2014, 2013 and 2012 was $0.1 million, $35 thousand and $3.3 million, respectively.

Restricted Stock

        Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2012	90,829	$37.53
Granted	88,606	33.94
Vested	(25,061)	37.58

Nonvested stock at December 31, 2013	154,374	$35.46
Granted	212,060	36.08
Vested	(46,586)	35.46
Forfeited	(38,125)	35.16

Nonvested stock at December 31, 2014	281,723	$35.97

        The total unrecognized compensation expense related to nonvested restricted stock is approximately $9.6 million, which will be recognized over a weighted average remaining period of 3.3 years.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(17) Stock-Based Compensation (Continued)

        During 2014 and 2013, the Company purchased 9,827 and 6,689 treasury shares respectively for $0.3 million and $0.2 million, respectively, as the result of 46,586 shares and 25,061 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon exercise.

        During 2014, the Company also paid $0.7 million for dividends previously declared upon vesting of restricted stock.

Share Repurchase Program

        During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on December 31, 2014 and 2013. During 2014 and 2013, the Company repurchased 16,430 and 36,536 shares respectively into treasury for $0.6 million and $1.2 million, respectively.

(18) Income Taxes

        Net deferred tax assets consist of the following components as of December 31, 2014 and 2013 (in millions):

	2014	2013
Deferred tax assets:
Stock-based compensation	$4.5	$5.4
Goodwill and other intangibles	—	5.4
Bad debts	0.1	0.1
Other assets	2.9	1.0
Property and equipment	0.5	3.9
Intangible start-up costs	0.2	0.2
Unrecognized tax benefits	3.0	2.3
Net operating losses and credit carryforwards	1.9	5.6
Transaction costs	—	0.5
Foreign currency translation loss	1.0	—

Total deferred tax assets	14.1	24.4

Deferred tax liabilities:
Goodwill and other intangibles	15.7	—
Prepaid expenses	1.2	0.9
Foreign branch losses	0.1	9.6
Foreign equity earnings	0.3	—
Foreign currency translation gain	—	5.0

Total deferred tax liabilities	17.3	15.5

Net deferred tax (liabilities) assets	$(3.2)	$8.9

        The deferred tax asset associated with net operating losses is $1.9 million and $5.6 million for the years ended December 31, 2014 and 2013, respectively. The net operating losses have no expiration.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(18) Income Taxes (Continued)

        The provision for income taxes for the years ended December 31, 2014, 2013 and 2012 consists of the following (in millions):

	2014	2013	2012
Current tax expense:
Federal	$21.1	$23.5	$18.8
State	5.4	2.5	13.5

Total current tax expense	26.5	26.0	32.3
Deferred income tax expense (benefit):
Federal, state and foreign	4.6	2.8	(5.8)

Total deferred income tax expense (benefit)	4.6	2.8	(5.8)

Income tax provision	$31.1	$28.8	$26.5

        For the years ended December 31, 2014, 2013 and 2012, income (loss) from continuing operations before taxes consists of the following:

	2014	2013	2012
U.S. operations	$48.8	$58.5	$83.6
Foreign operations	31.5	17.1	(25.5)

	$80.3	$75.6	$58.1

        Income tax expense (benefit) attributable to income from continuing operations consists of:

	Current	Deferred	Total
Year ended December 31, 2014
U.S. federal	$21.1	$(0.9)	$20.2
State and local	5.4	0.6	6.0
Foreign jurisdictions	—	4.9	4.9

	$26.5	$4.6	$31.1

Year ended December 31, 2013
U.S. federal	$23.5	$12.1	$35.6
State and local	2.5	0.3	2.8
Foreign jurisdictions	—	(9.6)	(9.6)

	$26.0	$2.8	$28.8

Year ended December 31, 2012
U.S. federal	$18.8	$(5.3)	$13.5
State and local	13.5	(0.5)	13.0
Foreign jurisdictions	—	—	—

	$32.3	$(5.8)	$26.5

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(18) Income Taxes (Continued)

        The following table shows the tax effects to additional paid-in capital and other comprehensive income (in millions):

	Year ended December 31
	2014	2013	2012
Excess tax (shortfall) benefit related to stock-based compensation	$(0.1)	$—	$3.3
Income tax (benefit) expense to other comprehensive income	(5.7)	1.7	4.8

        The Company has elected to treat BTL and Chi-X Europe as flow-through entities for U.S. federal income tax purposes. As a result, the activities for BTL and Chi-X Europe are treated as branches of the Company, and taxable income or loss reported by BTL and Chi-X Europe are included in the U.S. federal income tax return of the Company. The Company assessed the realizability of its U.K. deferred tax assets and released its valuation allowance in 2013. The Company recorded a corresponding U.S. deferred tax liability for the U.K. deferred tax assets. It is anticipated that a portion of the U.K. tax liability will be offset by U.S. foreign tax credits subject to the limitations of Internal Revenue Code Section 901(m). Pursuant to U.K. tax law, net operating losses do not expire as long as the trade or business that generated the losses remains in existence.

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2014, 2013 and 2012 due to the following (in millions):

	2014		2013		2012
Computed "expected" tax provision	$28.1	35.0%	$26.5	35.0%	$20.3	35.0%
Increase (decrease) in income tax resulting from:
Nondeductible expenses	0.2	0.2	1.4	1.9	(1.0)	(1.7)
Section 199 benefits	(1.3)	(1.6)	(1.5)	(2.0)	(1.4)	(2.5)
State income taxes	5.0	6.2	4.4	5.8	9.1	15.7
Recognition of unrecognized tax benefits	—	—	(3.8)	(5.0)	—	—
Other	(0.9)	(1.1)	1.8	2.4	(0.5)	(0.8)

Income tax provision	$31.1	38.7%	$28.8	38.1%	$26.5	45.7%

        Nondeductible expenses in 2012 include a deduction of $1.0 million for previously capitalized stock issuance costs which became deductible upon the abandonment of the Company's initial public offering.

        The effective tax rate for 2014 was 38.7% compared to 38.1% in 2013 and 45.7% in 2012. The effective tax rate decreased from 2012 to 2013 primarily due to the current year recognition of previously unrecognized state tax benefits. The effective tax rate increased from 2013 to 2014 due a reduction in Section 199 benefits and an increase of unrecognized tax benefits.

        The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(18) Income Taxes (Continued)

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

        In 2013, the Company released its valuation allowance associated with its U.K. net deferred tax assets. A reconciliation of the U.K. valuation allowance for the years ended December 31, 2013 and 2012 is as follows (in millions):

	Balance beginning of period	Credited to income	Changes to accumulated other comprehensive income	Releases	Balance end of period
December 31, 2013	16.9	(7.0)	(0.4)	(9.5)	—
December 31, 2012	16.5	(0.5)	0.9	—	16.9

        A reconciliation of the unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012 is as follows (in millions):

	Year ended December 31
	2014	2013	2012
Balance at beginning of year	$6.0	$9.1	$1.9
Additions for acquired entities	0.5	—	—
Additions for current year tax positions	2.1	1.9	3.0
Additions for prior year tax positions	1.0	—	5.2
Reductions for prior year tax positions	(0.3)	(5.0)	(1.0)
Reductions related to expirations of statute of limitations	(0.3)	—	—
Settlements	(1.1)	—	—

Balance at end of year	$7.9	$6.0	$9.1

        It is reasonably possible that the total amount of unrecognized tax benefits may decrease by approximately $1.0 million within the next twelve months due to expiring statutes of limitation.

        At December 31, 2014 and 2013, the Company had $4.9 million and $4.0 million, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $0.7 million and $0.6 million related to uncertain tax positions at December 31, 2014 and 2013. Total interest and penalties increased by $0.1 million in 2014 and decreased by $0.8 million in 2013.

        The Company files a U.S. federal income tax return and tax returns in various jurisdictions, including a U.K. income tax return for its U.K. operations. The Company's open tax years are 2011 through 2014. The Company is currently under a U.S. federal income tax examination for tax year 2011, 2012 and 2013 and in certain states for certain subsidiaries. The Company believes the aggregate amount of any additional liabilities that may result from this examination, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(19) Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	2014	2013	2012
Numerator:
Net income	$49.2	$46.8	$31.6
Denominator:
Weighted average common shares outstanding for basic earnings per share	31,618,707	22,641,629	22,508,811
Weighted average effect of dilutive securities:
Stock options and restricted stock	174,453	97,118	237,335

Denominator for diluted earnings per share	31,793,160	22,738,747	22,746,146

Basic and diluted earnings per share:
Basic earnings per share	$1.56	$2.07	$1.40
Diluted earnings per share	$1.55	$2.06	$1.39
        Stock options and restricted stock to purchase 66,731, 46,188 and 102,862 shares at December 31, 2014, 2013 and 2012, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(20) Commitments, Contingencies and Guarantees

Operating Leases

        The Company leases office and data center space under non-cancelable operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs.

        In November 2012, the Company entered into a lease agreement with a data center provider for the primary data center in Slough, U.K. This lease is for 41 months. In December 2011, the Company also entered into new lease agreements with the data center provider for the primary data center in Weehawken, New Jersey and the back-up data center site in Chicago, Illinois. These leases are for 30 months and 34 months respectively.

        In October 2012 and amended in November 2013, the Company entered into a ten year lease agreement for office space in New York, with the one-time option to cancel the lease after five years.

        In November 2013, the Company extended its lease at the U.S. disaster recovery space for an additional five years.

        In December 2013, the Company entered into new five-year lease agreements with a new data center provider in Secaucus, New Jersey.

        In February 2014, the Company extended its lease at its U.S. headquarters for ten years.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(20) Commitments, Contingencies and Guarantees (Continued)

        Future annual minimum lease commitments under these operating leases as of December 31, 2014, are as follows (in millions):

2015	$9.3
2016	6.0
2017	4.4
2018	3.0
2019	2.0
Thereafter	7.9

Total	$32.6

        Rent expense was $4.2 million, $1.9 million and $2.3 million, for the years ended December 31, 2014, 2013 and 2012, respectively, which is recorded in occupancy expense in the accompanying consolidated statements of income. Other operating lease expense included $2.5 million recorded in systems and data communications and $5.6 million recorded in general and administrative for the year ended December 31, 2014, and $1.3 million and $1.2 million for the years ended December 31, 2013 and 2012, respectively, recorded in systems and data communications on the consolidated statements of income.

Legal Proceedings

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        In complaints filed on July 22, 2009, May 11, 2010 and August 17, 2010 in the U.S. District Court for the Eastern District of Texas, Realtime Data, LLC d/b/a/ IXO (Realtime) claimed that the Company, along with certain other financial instrument exchanges, investment and commercial banking companies and financial data providers, infringed six Realtime patents by using, selling or offering for sale financial data compression products or services. On September 21, 2011, the case was transferred to the U.S. District Court for the Southern District of New York (the "Southern District"). The Court issued a final order dismissing the case on November 9, 2012. On January 27, 2014, the U.S. Court of Appeals for the Federal Circuit affirmed the entirety of the decision issued by the Court, and in March denied Realtime's request for a panel rehearing. On May 12, 2014, the Company entered into a settlement and license agreement with Realtime.

        In a complaint filed on June 14, 2013 in the U.S. District Court for the District of Delaware, Relay IP, Inc. (Relay IP) claimed that the Company infringed a Relay IP patent through the Company's distribution of data using a multicast routing method known as the Protocol Independent Multicast-Sparse Mode standard, also known as the PIM-SM standard. On July 21, 2014, an Order of Dismissal with Prejudice was filed for both BATS and Direct Edge with the Court.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(20) Commitments, Contingencies and Guarantees (Continued)

        In a complaint originally filed on January 23, 2014 and amended on February 17, 2014 in the U.S. District Court for the District of Kansas, Leveraged Innovations LLC (LI) claimed that the Company infringed several LI patents by allowing the exchange of shares of leveraged exchange traded funds (Leveraged ETFs) through BZX, BYX, EDGA and EDGX. On December 11, 2014, the Company entered into a Settlement and License Agreement with LI and a Stipulation of Dismissal with Prejudice was filed with the Court on December 12, 2014.

        In April 2014, the first of four purported class action lawsuits was filed in the U.S. District Court for the Southern District by the City of Providence, Rhode Island, against more than 40 defendants, including "Exchange Defendants", "Brokerage Defendants" and "HFT (High Frequency Trading) Defendants" (the "City of Providence lawsuit"). BATS Global Markets, Inc. and Direct Edge ECN LLC were among the named Exchange Defendants. The lead plaintiffs are suing on behalf of a class of "all public investors" who bought or sold stock from April 18, 2009 to the present on the U.S.-based equity exchanges operated by the remaining Exchange Defendants or on Barclays LX. The amended complaint asserts violations by all remaining Exchange Defendants of Sections 10(b) and 6(b) of the Exchange Act, and seeks unspecified compensatory damages against all defendants, jointly and severally, as well as various forms of equitable relief. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

        In May 2014, three purported class action lawsuits were filed in the Southern District by Harold Lanier against the securities exchanges that are participants in each of the three national market system data distribution plans—the Consolidated Tape Association/Consolidated Quotation Plan, the Nasdaq UTP Plan, and the Options Price Reporting Authority (the "Plans")—which are established under the Exchange Act and regulated by the SEC. Lanier's allegations include that the exchange participants in the Plans breached agreements with subscribers by disseminating market data in a discriminatory manner in that other "preferred" customers allegedly received their data faster than the proposed class. The complaints seek, among other relief, unspecified compensatory damages, restitution of the putative class's subscription fees paid to the defendants, disgorgement of the fees paid by the so-called preferred customers, and injunctive and declaratory relief. While it is too early in the litigation to estimate any range of possible losses or predict the outcome of the case, the Company believes that these allegations are without merit and intends to vigorously defend this litigation.

        As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and Trading and DE Route are subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA).

        In February 2012, the Company and Direct Edge each received a written requests from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the SEC's Division of Enforcement announced an Order Instituting Administrative Cease-and-Desist Proceedings and Imposing Remedial Sanctions against Direct Edge in which Direct Edge entered into a settlement agreement with the Commission, without admitting or denying the allegations, agreeing to pay a fine in the amount of $14.0 million and

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(20) Commitments, Contingencies and Guarantees (Continued)

comply with certain undertakings. This fine was accounted for in the acquisition of Direct Edge, see note 3 and included in other liabilities in the consolidated statement of financial condition along with a related $7.0 million indemnification liability related to this matter pursuant to the Transaction agreement.

Guarantees

        The Company uses Wedbush Securities, Morgan Stanley and Merrill Lynch (collectively, affiliates of stockholders of the Company) to clear its routed cash equities transactions. Wedbush Securities, Morgan Stanley and Merrill Lynch guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(21) Quarterly Data (Unaudited) (in Millions, except per share data)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2014
Total revenue	$320.7	$356.2	$347.5	$433.8	$1,458.2
Cost of revenue	251.4	278.9	270.3	350.1	1,150.7
Operating expenses	40.7	50.0	48.8	48.4	187.9
Operating income	28.7	27.3	28.3	35.3	119.6

Net income	$4.5	$13.7	$12.7	$18.3	$49.2

Basic and diluted earnings per share:
Basic earnings per share	$0.16	$0.43	$0.41	$0.56	$1.56
Diluted earnings per share	$0.16	$0.43	$0.40	$0.56	$1.55

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2013
Total revenue	$218.9	$230.5	$195.0	$197.1	$841.5
Cost of revenue	169.0	180.6	144.3	150.8	644.7
Operating expenses	22.2	21.8	25.0	26.2	95.2
Operating income	27.7	28.1	25.7	20.1	101.6

Net income	$16.0	$12.3	$9.9	$8.6	$46.8

Basic and diluted earnings per share:
Basic earnings per share	$0.71	$0.54	$0.44	$0.38	$2.07
Diluted earnings per share	$0.70	$0.54	$0.44	$0.38	$2.06

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(21) Quarterly Data (Unaudited) (in Millions, except per share data) (Continued)

	First quarter	Second quarter	Third quarter	Fourth quarter	Year ended December 31, 2012
Total revenue	$214.4	$230.7	$217.0	$222.6	$884.7
Cost of revenue	170.7	187.6	173.1	176.4	707.8
Operating expenses	32.8	27.7	25.0	32.1	117.6
Operating income	10.9	15.5	18.9	14.0	59.3

Net income	$7.5	$10.2	$11.5	$2.4	$31.6

Basic and diluted earnings per share:
Basic earnings per share	$0.34	$0.45	$0.51	$0.10	$1.40
Diluted earnings per share	$0.33	$0.45	$0.51	$0.10	$1.39

(22) Subsequent Events

        The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through February 26, 2015 the date the consolidated financial statements were issued.

        As of January 12, 2015, EDGX and EDGA began routing all trades through the BATS Trading broker-dealer. DE Route will no longer be used as a routing facility for EDGX and EDGA.

        On January 28, 2015, the Company entered into a definitive agreement to acquire Hotspot FX, an institutional spot foreign exchange market, in a cash transaction valued at $365 million (the Hotspot Transaction).

        During January 2015, the Company returned certain leased computer equipment used with the EDGX and EDGA platforms, which was transitioned to the BATS platform effective January 12, 2015. In connection with this return of the leased equipment a liability for the remaining fair value of the lease obligation of $6.0 million was recorded in January 2015, as the Company no longer received economic benefit from the leased assets subsequent to the integration of the EDGX and EDGA platforms. Lease payments will continue to be made in accordance with the original lease arrangement.

        Beginning in 2015, the legacy Direct Edge 401(k) plan was closed and all U.S. employees were eligible for the BATS 401(k) retirement plan.

        On February 24, 2015, the Company amended its 2014 Loan in anticipation of the closing of the Hotspot Transaction (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2) and, both of which will be funded upon consummation of the Hotspot Transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014, 2013, and 2012

(22) Subsequent Events (Continued)

based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points and replaces the revolving credit facility under the 2014 Loan.

        There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the consolidated financial statements as of and for the year ended December 31, 2014.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited, in millions, except share data)

	As of
	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$77.9	$122.2
Restricted cash	—	14.0
Financial investments:
Trading investments, at fair value	0.5	7.0
Available-for-sale investments, at fair value	—	61.4
Accounts receivable, net, including $41.1 and $54.5 from related parties at September 30, 2015 and December 31, 2014, respectively	145.6	130.2
Income taxes receivable	1.9	12.3
Other receivables	3.1	3.6
Prepaid expenses	11.0	8.2

Total current assets	240.0	358.9
Property and equipment, net	31.7	29.0
Goodwill	745.4	441.7
Intangible assets, net	248.3	156.5
Debt issuance costs, net	7.5	4.5
Deferred income taxes, net	2.6	3.3
Investment in EuroCCP	11.5	10.8
Other assets	1.8	1.9

Total assets	$1,288.8	$1,006.6

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $18.9 and $19.0 to related parties at September 30, 2015 and December 31, 2014, respectively	$82.7	$101.1
Section 31 fees payable	24.2	107.7
Current portion of long-term debt	98.0	44.2
Current portion of tax sharing liability to a related party	6.6	—
Deferred income taxes	—	0.6

Total current liabilities	211.5	253.6
Long-term debt, less current portion	639.2	430.2
Tax sharing liability, less current portion, to a related party	57.7	—
Unrecognized tax benefits	12.6	8.6
Deferred income taxes	—	5.9
Other liabilities	3.8	4.1
Commitments and contingencies
Stockholders' equity:
Common stock, $0.01 par value. 55,000,000 voting and 20,000,000 non-voting shares authorized at September 30, 2015 and December 31, 2014; 25,613,507 voting and 7,266,714 non-voting shares issued at September 30, 2015; 25,551,796 voting and 7,266,714 non-voting shares issued at December 31, 2014	0.3	0.3
Common stock in treasury, at cost, 111,151 and 56,948 voting shares at September 30, 2015 and December 31, 2014, respectively	(4.4)	(1.9)
Additional paid-in capital	268.8	262.7
Retained earnings	103.2	42.8
Accumulated other comprehensive (loss) income, net	(3.9)	0.3

Total stockholders' equity	364.0	304.2

Total liabilities and stockholders' equity	$1,288.8	$1,006.6

See accompanying notes to condensed consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

(Unaudited, in millions, except per share data)

	Nine Months Ended,
	September 30, 2015	September 30, 2014
Revenues:
Transaction fees, including $453.0 and $353.3 from related parties at September 30, 2015 and 2014, respectively	$970.1	$707.7
Regulatory transaction fees, including $90.6 and $135.5 from related parties at September 30, 2015 and 2014, respectively	207.0	186.5
Market data fees, including $1.8 and $1.1 from related parties at September 30, 2015 and 2014, respectively	99.4	81.2
Port fees and other, including $11.8 and $18.1 from related parties at September 30, 2015 and 2014, respectively	58.7	49.0

Total revenues	1,335.2	1,024.4
Cost of revenues:
Liquidity payments, including $422.6 and $311.2 to related parties at September 30, 2015 and 2014, respectively	805.7	578.5
Section 31 fees	207.0	186.5
Routing and clearing, including $28.8 and $23.9 to related parties at September 30, 2015 and 2014	36.3	35.4
Other	0.4	0.2

Total cost of revenues	1,049.4	800.6

Revenues less cost of revenues	285.8	223.8
Operating expenses:
Compensation and benefits	58.4	66.2
Depreciation and amortization	28.5	20.9
Systems and data communication	21.4	16.9
Occupancy	2.4	2.6
Professional and contract services	8.9	5.0
Regulatory costs	8.6	8.7
Changes in fair value of tax sharing liability	1.7	—
General and administrative	20.9	19.2

Total operating expenses	150.8	139.5

Operating income	135.0	84.3
Non-operating (expenses) income:
Interest and investment expense	(34.2)	(20.3)
Equity in earnings in EuroCCP	1.0	0.8
Loss on extinguishment of debt	—	(13.6)
Other income	1.6	0.4

Income before income tax provision	103.4	51.6
Income tax provision	42.9	20.7

Net income	$60.5	$30.9

Basic earnings per share	$1.86	$0.98
Diluted earnings per share	$1.85	$0.98
Cash distributions declared per common stock	$0.31	$7.67
Basic weighted average shares outstanding	32.5	31.4
Diluted weighted average shares outstanding	32.7	31.5

See accompanying notes to condensed consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, in millions)

	Nine Months Ended,
	September 30, 2015	September 30, 2014
Net income	$60.5	$30.9
Other comprehensive loss, before tax:
Foreign currency translation adjustments	(6.7)	(3.5)

Other comprehensive loss, before tax	(6.7)	(3.5)
Income tax benefit (provision) related to components of other comprehensive loss	2.5	(0.8)

Other comprehensive loss, net of tax	(4.2)	(4.3)

Comprehensive income	$56.3	$26.6

See accompanying notes to condensed consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders' Equity

(Unaudited, in millions, except share data)

	Common stock
									Accumulated other comprehensive (loss) income, net
	Voting shares outstanding	Non-voting shares outstanding	Class A non-voting shares outstanding	Class B non-voting shares outstanding	Par value	Common stock in treasury	Additional paid-in capital	Retained earnings (deficit)		Total stockholders' equity
Balance at December 31, 2013	22,609,850	189,500	—	—	$0.2	$(42.7)	$128.6	$44.2	$9.6	$139.9
Acquisition of Direct Edge Holdings LLC and recapitalization	2,726,534	(189,500)	3,090,714	4,176,000	0.1	42.7	301.7	—	—	344.5
Common stock issued under employee stock plans	184,721	—	—	—	—	(1.0)	0.9	—	—	(0.1)
Share repurchases	(26,257)	—	—	—	—	(0.9)	—	—	—	(0.9)
Stock-based compensation	—	—	—	—	—	—	1.9	—	—	1.9
Excess tax expense from stock-based compensation	—	—	—	—	—	—	0.1	—	—	0.1
Distribution	—	—	—	—	—	—	(170.5)	(50.7)	—	(221.2)
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(9.3)	(9.3)
Net income	—	—	—	—	—	—	—	49.2	—	49.2

Balance at December 31, 2014	25,494,848	—	3,090,714	4,176,000	$0.3	$(1.9)	$262.7	$42.7	$0.3	$304.1

Common stock issued under employee stock plans	34,258	—	—	—	—	—	1.7	—	—	1.7
Share repurchases	(26,750)	—	—	—	—	(2.5)	—	—	—	(2.5)
Stock-based compensation	—	—	—	—	—	—	4.2	—	—	4.2
Distribution	—	—	—	—	—	—	0.2	—	—	0.2
Other comprehensive loss, net of tax	—	—	—	—	—	—	—	—	(4.2)	(4.2)
Net income	—	—	—	—	—	—	—	60.5	—	60.5

Balance at September 30, 2015	25,502,356	—	3,090,714	4,176,000	$0.3	$(4.4)	$268.8	$103.2	$(3.9)	$364.0

See accompanying notes to consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited, in millions)

	Nine months ended,
	September 30, 2015	September 30, 2014
Cash flows from operating activities:
Net income	$60.5	$30.9
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	28.5	20.9
Amortization of debt issuance cost and discount	4.6	2.0
Realized gain on revolver	(1.1)	—
Loss on extinguishment of debt	—	13.6
Provision for uncollectable accounts receivable	0.2	0.1
Deferred income tax	5.6	6.6
Stock-based compensation expense	4.2	1.3
Change in tax sharing liability	1.7	—
Equity in earnings in EuroCCP	(1.0)	(0.8)
Changes in assets and liabilities:
Receivables, including $13.4 and $8.6 from related parties for the periods ended September 30, 2015 and 2014, respectively	0.4	(22.8)
Trading financial investments, net	6.5	(2.0)
Prepaid and other assets	(2.8)	(4.9)
Accounts payable and accrued expenses, including $0.2 and $3.2 to related parties for the periods ended September 30, 2015 and 2014, respectively	(19.5)	(5.5)
Section 31 fees payable	(83.5)	(57.9)
Unrecognized tax benefit	4.0	1.9
Other liabilities	(0.2)	2.6

Net cash provided by (used in) operating activities	8.1	(14.0)
Cash flows from investing activities:
Acquisition, net of cash acquired	(360.9)	23.8
Purchases of available-for-sale financial investments	(110.6)	(108.0)
Proceeds from maturities of available-for-sale financial investments	172.0	126.2
Purchases of property and equipment	(12.3)	(17.6)
Changes in restricted cash	14.0	—

Net cash (used in) provided by investing activities	(297.8)	24.4
Cash flows from financing activities:
Proceeds from long-term debt	373.8	500.0
Payment of long term debt	(102.4)	(266.8)
Debt issuance costs	(19.3)	(8.3)
Distributions paid	(11.9)	(208.7)
Excess tax benefit (shortfall) from stock option exercises	0.1	(0.1)
Proceeds from exercise of stock options	0.1	0.1
Proceeds from employee stock purchase program	0.7	—
Purchases of treasury stock	(1.5)	(0.8)

Net cash provided by financing activities	239.6	15.4
Effect of foreign currency exchange rate changes on cash and cash equivalents	5.8	(6.1)

(Decrease) increase in cash and cash equivalents	(44.3)	19.7
Cash and cash equivalents:
Beginning of year	122.2	87.2

End of year	$77.9	$106.9

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$31.6	$20.9
Supplemental disclosure of noncash transactions:
Forfeiture of common stock for payment of exercise of stock options	$0.9	$0.8
Distribution payable on unvested restricted stock	—	1.4
Supplemental disclosure of noncash investing activities:
Property and equipment acquired	$0.3	$10.4
Goodwill acquired	308.2	253.5
Intangible assets acquired	111.0	120.4
Other assets acquired	5.2	66.1
Fair value of tax sharing liability at acquisition date	(62.6)	—
Liabilities assumed	(1.2)	(129.7)
Issuance of common stock related to acquisition	—	(344.5)

See accompanying notes to condensed consolidated financial statements.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited)

(1) Organization and Basis of Presentation

        BATS Global Markets, Inc. and its consolidated subsidiaries (the Company or BATS) is an innovative global financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) and Europe, and listed equity options in the United States and a foreign exchange market globally. The Company is headquartered in the Kansas City, Missouri, area with additional offices in New York, Chicago, London and Singapore.

        The accompanying unaudited condensed consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. These adjustments are of a normal recurring nature. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2014.

        The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

        In April 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-03 Interest- Imputation of Interest that simplifies the presentation of debt issuance cost (ASU 2015-03). Currently debt issuance cost is presented as an asset on the condensed consolidated statement of financial condition and amortized over the life of the note. This ASU will change the classification of debt issuance cost to a contra-liability to be directly deducted from the face amount of the note to which it relates. The amortization of debt issuance cost, and its resulting income statement impact, will not change. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015. The adoption is not expected to have a material impact on the Company's condensed consolidated financial statements.

        In August 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers, Deferral of the Effective Date, or ASU 2015-14. This standard defers the guidance in ASU 2014-09, Revenue From Contracts with Customers, by one year. ASU 2015-14 requires these new revenue recognition rules to become effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. The core principle of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently in the process of evaluating the impact of adoption of this amendment but does not expect the adoption to have a material effect on the condensed consolidated financial statements.

        In September 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2015-16, "Simplifying the Accounting for Measurement-Period Adjustments," which eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. This guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. In addition, the amendments in this guidance require an entity to present separately on the face of the income statement or disclose in the notes the

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(1) Organization and Basis of Presentation (Continued)

portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This new standard is effective prospectively for the Company on January 1, 2016. Early adoption is permitted. The Company does not expect the adoption of this guidance to have a significant impact on the condensed consolidated financial statements.

(2) Acquisitions

Direct Edge

        On January 31, 2014 (the Direct Edge Acquisition Date), the Company acquired 100% of the outstanding common stock of Direct Edge Holdings LLC (Direct Edge) (the Direct Edge Transaction) for a total purchase price of $386.2 million. The results of Direct Edge's operations have been included in the condensed consolidated financial statements since the Direct Edge Acquisition Date.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Direct Edge Acquisition Date (in millions):

Cash and cash equivalents	$65.5
Other current assets	66.1
Property and equipment	10.4
Identifiable intangible assets	120.4
Goodwill	253.5
Liabilities	(129.7)

$386.2

        Of the identifiable intangible assets recognized, $71.9 million was assigned to trading registrations and licenses and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its potential impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	16 years	$43.0
Non-compete agreements	2 years	3.9
Trademarks/trade names	1 year	1.6

        The goodwill acquired was assigned to the U.S Equities segment, as further described in note 7. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BATS and Direct Edge. No goodwill was deductible for tax purposes.

        The fair value of accounts receivable acquired was $27.5 million. The gross amount of accounts receivable was $27.6 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $14.6 million of acquisition-related costs expensed during the nine months ended September 30, 2014. These costs are included in compensation and benefits, and professional and contract services in the condensed consolidated statements of income.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(2) Acquisitions (Continued)

        The amounts of revenue and operating income of Direct Edge are included in the Company's condensed consolidated statements of income from the Acquisition Date to the period ending September 30, 2014 are as follows (in millions):

Revenue	$380.1
Operating income	4.1
Net income	12.4

        The following unaudited pro forma financial information presents the combined results including Direct Edge had the Direct Edge Acquisition Date been January 1, 2014 (in millions, except earnings per share):

Nine Months Ended September 30, 2014
Revenue	$1,074.8
Operating income	85.4
Net income	31.6
Earnings per share:
Basic	$1.01
Diluted	$1.00

        The supplemental 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2014 pro forma financial information includes pro forma adjustments of $32.7 million for acquisition related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

Hotspot

        On March 13, 2015 (the Hotspot Acquisition Date), the Company completed the acquisition of Hotspot FX Holdings LLC (the Hotspot Transaction) for $365 million in cash and a tax sharing arrangement with a Hotspot Acquisition Date fair value of $62.6 million.

        The results of Hotspot's operations have been included in the condensed consolidated financial statements since the Hotspot Acquisition Date.

        The acquisition-date fair value of the consideration transferred totaled $430.1 million, which consisted of the following (in millions):

Cash	$365.0
Tax sharing liability	62.6
Working capital payment	2.5

Total purchase price	$430.1

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(2) Acquisitions (Continued)

        The fair value of the tax sharing liability at the Hotspot Acquisition Date was estimated using a probability-weighted discounted cash flow method, represents a Level 3 measurement as defined in ASC Topic 820, and changes in fair value are recorded in operating expenses in the condensed consolidated statements of income.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Hotspot Acquisition Date (in millions):

Cash and cash equivalents	$6.6
Other current assets	5.2
Property and equipment	0.3
Identifiable intangible assets	111.0
Goodwill	308.2
Liabilities	(1.2)

$430.1

        Of the identifiable intangible assets recognized, $15.3 million was assigned to the tradename and has an indefinite useful life. Therefore, this intangible asset will not be amortized, but its impairment will be evaluated at least annually. The remaining intangible assets will be amortized over the following useful lives:

Assets	Useful life	Balance at acquisition date (in millions)
Customer relationships	18 years	$81.2
Technology	6 years	12.6
Non-compete agreements	1 year	1.9

        The goodwill acquired was assigned to the Global FX segment, as further described in note 7. The goodwill recognized is attributable primarily to expected synergies of the combined workforce and technologies of BATS and Hotspot. Goodwill deductible for tax purposes is $247.9 million.

        The fair value of accounts receivable acquired was $5.2 million. The gross amount of accounts receivable was $5.3 million, of which $0.1 million was deemed to be uncollectable.

        The Company recognized $6.4 million of acquisition-related costs expensed during the nine months ended September 30, 2015. These costs are included in compensation and benefits and professional and contract services in the condensed consolidated statements of income.

        The amounts of revenue and operating income of Hotspot are included in the Company's condensed consolidated statements of income from the Hotspot Acquisition Date to the nine months ending September 30, 2015 are as follows (in millions):

Revenue	$23.2
Operating income	0.5
Net income	0.5

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(2) Acquisitions (Continued)

        The following unaudited pro forma financial information presents the combined results including Hotspot had the Hotspot Acquisition Date been January 1, 2014 (in millions, except earnings per share):

	Nine Months Ended September 30,
	2015	2014
Revenue	$1,344.3	$1,058.7
Operating income	131.8	85.3
Net income	57.0	22.3
Earnings per share:
Basic	$1.75	$0.71
Diluted	$1.74	$0.71

        The supplemental 2015 and 2014 pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results to reflect the additional depreciation and amortization that would have been charged assuming the adjusted fair values of property and equipment and acquired intangible assets had been applied on January 1, 2014. The supplemental 2015 pro forma financial information includes pro forma adjustments of $0.2 million for acquisition-related costs, such as fees to investment bankers, attorneys, accountants and other professional advisors and severance to employees.

(3) Severance

        Subsequent to the Direct Edge Transaction, the Company determined that certain Direct Edge employees' positions were redundant. As such, it communicated employee termination benefits to these employees. Certain employees were terminated in 2014, and certain other were terminated in first quarter of 2015.

        The following is a summary of the employee termination benefits recognized within compensation and benefits in the condensed consolidated statements of income (in millions):

U.S. Equities
Balance at December 31, 2013	$—
Termination benefits accrued	16.7
Termination payments made	(4.2)

Balance at December 31, 2014	$12.5
Termination benefits accrued	0.7
Termination payments made	(12.6)

Balance at September 30, 2015	$0.6

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(4) Investments

Financial Investments

        The Company's financial investments with original or acquired maturities longer than three months, but that mature in less than one year from the statement of financial condition date are classified as current assets and are summarized as follows (in millions):

	September 30, 2015
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Trading securities:
U.S. Treasury securities	$0.5	$—	$—	$0.5

Total financial investments	$0.5	$—	$—	$0.5

	December 31, 2014
	Cost basis	Unrealized gains	Unrealized losses	Fair value
Available-for-sale:
U.S. Treasury securities	$61.4	$—	$—	$61.4
Trading securities:
U.S. Treasury securities	$7.0	$—	$—	$7.0

Total financial investments	$68.4	$—	$—	$68.4

(5) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following for the nine months ended September 30, 2015 (in millions):

Balance at December 31, 2014	$0.3
Additions:
Charges to income, included in general and administrative expenses	0.2
Deductions:
Charges for which reserves were provided	—

Balance at September 30, 2015	$0.5

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(6) Property and Equipment, Net

        Property and equipment consisted of the following as of September 30, 2015 and December 31, 2014 (in millions):

	September 30, 2015	December 31, 2014
Computer equipment and software	$75.9	$66.2
Office furniture and fixtures	2.2	1.9
Leasehold improvements	9.5	9.9

Total property and equipment	87.6	78.0
Less accumulated depreciation	(55.9)	(49.0)

Property and equipment, net	$31.7	$29.0

        Depreciation expense was $10.2 and $13.3 million for the nine months ended September 30, 2015 and 2014 respectively.

(7) Goodwill and Intangible Assets, Net

        The following table presents the details of goodwill by segment (in millions):

	U.S. Equities	European Equities	Global FX
Balance as of December 31, 2014	$253.5	$188.2	$—
Hotspot Transaction	—	—	308.2
Changes in foreign currency exchange rates	—	(4.5)	—

Balance as of September 30, 2015	$253.5	$183.7	$308.2

        The following table presents the details of the intangible assets (in millions):

	U.S. Equities	European Equities	Global FX	Corporate and Other
Balance as of December 31, 2014	$115.1	$41.2	$—	$0.2
Hotspot Transaction	—	—	111.0	—
Amortization	(6.3)	(5.2)	(6.8)	—
Changes in foreign currency exchange rates	—	(0.9)	—	—

Balance as of September 30, 2015	$108.8	$35.1	$104.2	$0.2

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(7) Goodwill and Intangible Assets, Net (Continued)

        The following table presents the categories of intangible assets at September 30, 2015 and December 31, 2014 (in millions):

	September 30, 2015
	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$15.3	$—
Customer relationships	43.0	44.0	81.2	—
Noncompete agreements	3.9	—	1.9	—
Trading registrations and licenses	71.9	10.5	—	—
Domain names	—	—	—	0.2
Technology	—	—	12.6	—
Accumulated amortization	(11.6)	(20.0)	(6.8)	—

	$108.8	$35.1	$104.2	$0.2

	December 31, 2014
	U.S. Equities	European Equities	Global FX	Corporate and Other
Trademarks and trade names	$1.6	$0.6	$—	$—
Customer relationships	43.0	45.0	—	—
Noncompete agreements	3.9	—	—	—
Trading registrations and licenses	71.9	10.8	—	—
Domain names	—	—	—	0.2
Technology	—	—	—	—
Accumulated amortization	(5.3)	(15.2)	—	—

	$115.1	$41.2	$—	$0.2

(8) Debt

        Upon consummation of the Hotspot Transaction, the Company amended its 2014 loan (the Amended 2014 Loan). The Amended 2014 Loan increased the spread on the variable interest rate from 400 basis points to 475 basis points and required a 25 basis point amendment fee. The required annual amortization also increased from 5.0% per annum to 7.5% per annum. In addition, the Company entered into a new $150 million 3-year term loan (the 2015 Term Loan B-1) and a new $228 million 5-year term loan (the 2015 Term Loan B-2), both of which were funded immediately prior to the Hotspot Transaction. The 2015 Term Loan B-1 has an interest rate based on 1-month LIBOR plus a spread of 375 basis points and a 100 basis point original issue discount. The 2015 Term Loan B-2 has an interest rate based on 1-month LIBOR (with floor of 100 basis points) plus a spread of 475 basis points and a 100 basis point original issue discount. In addition, the Company entered into a new $100 million revolving credit facility with an interest rate based on 1-month LIBOR plus a spread of 350 basis points and an undrawn fee of 50 basis points, replacing the revolving credit facility under the 2014 Loan. Debt issuance costs of $6.6 million related to the new and restructured debt was capitalized and is being amortized over the term of the loans.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(8) Debt (Continued)

        As of September 30, 2015 and December 31, 2014, the long-term debt consisted of the following (in millions):

	September 30, 2015	December 31, 2014
Term loan	$749.4	$447.3
Less: debt discount	(12.2)	(0.9)
Revolving loan	—	28.0

Total debt	737.2	474.4
Less: current portion	(98.0)	(44.2)

Total long-term debt	$639.2	$430.2

        The unamortized debt discount will be amortized as part of interest and investment expense through January 31, 2020, the maturity date of the term loan.

        The credit agreements for the 2014 Loan, 2014 Amended Loan, and 2015 Term Loan B-1 and B-2 contain customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured each quarter through the term of the loan, all as defined in the respective credit agreements. As of September 30, 2015 and December 31, 2014, the Company was in compliance with all covenants of the respective credit arrangements.

        The Company has guaranteed the repayment of obligations under the credit agreement and have granted pledges of the shares of certain subsidiaries along with a security interest in certain other assets as collateral.

        Interest expense recognized on the term loans and revolving loans is included in interest and investment expense in the condensed consolidated statements of income, and for the nine months ended September 30, 2015 and 2014 it is as follows (in millions):

	Nine Months Ended September 30,
	2015	2014
Components of interest expense:
Contractual interest	$29.4	$18.3
Amortization of debt discount	2.3	0.4
Amortization of debt issuance cost	2.5	1.6

Interest expense	$34.2	$20.3

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(9) Accumulated Other Comprehensive Income (Loss), Net

        The following represents the changes in accumulated other comprehensive loss by component, before tax (in millions):

Foreign currency translation adjustment
Balance at December 31, 2014	$0.3
Other comprehensive loss for the nine months ending September 30, 2015	(6.7)
Tax effect on other comprehensive loss	2.5

Balance at September 30, 2015	$(3.9)

(10) Fair Value Measurements

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

          Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

          Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

          Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(10) Fair Value Measurements (Continued)

  Instruments Measured at Fair Value on a Recurring Basis

        The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2015 and December 31, 2014 (in millions):

	September 30, 2015
	Total	Level 1	Level 2	Level 3
Assets:
U.S. Treasury securities	$0.5	$0.5	$—	$—

Total assets	$0.5	$0.5	$—	$—

Liabilities:
Current portion of tax sharing liability	$6.6	—	—	6.6
Tax sharing liability	57.7	—	—	57.7

	$64.3	$—	$—	$64.3

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities:
U.S. Treasury securities	$61.4	$61.4	$—	$—
Trading securities:
U.S. Treasury securities	7.0	7.0	—	—

Total assets	$68.4	$68.4	$—	$—

        The following is a description of the Company's valuation methodologies used for instruments measured at fair value on a recurring basis:

Available for sale and trading securities

        Financial investments classified as trading and available-for-sale consist of highly liquid U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers and therefore categorized as Level 1.

Tax Sharing Liability

        The Company entered into a tax sharing arrangement with the purchase of Hotspot on March 13, 2015. The fair value of this liability at September 30, 2015 is $64.3 million. That value is based on estimates of discounted future cash payments, a significant unobservable input, and is considered a Level 3 measurement.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(10) Fair Value Measurements (Continued)

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of September 30, 2015 and December 31, 2014 (in millions):

	September 30, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$77.9	$77.9	$—	$—
Accounts receivable	145.6	—	145.6	—
Other receivables	3.1	—	3.1	—
Investment in EuroCCP	11.6	—	—	11.6

Total assets	$238.2	$77.9	$148.7	$11.6

Liabilities:
Accounts payable	$54.5	$—	$54.5	$—
Section 31 fees payable	24.2	—	24.2	—
Current portion of long-term debt	98.9	—	98.9	—
Long-term debt, less current portion	645.0	—	645.0	—

Total liabilities	$822.6	$—	$822.6	$—

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$122.2	$122.2	$—	$—
Restricted cash	14.0	14.0	—	—
Accounts receivable	130.2	—	130.2	—
Other receivables	3.6	—	3.6	—
Investment in EuroCCP	10.9	—	—	10.9

Total assets	$280.9	$136.2	$133.8	$10.9

Liabilities:
Accounts payable	$38.9	$—	$38.9	$—
Section 31 fees payable	107.7	—	107.7	—
Current portion of long-term debt	44.2	—	44.2	—
Long-term debt, less current portion	430.2	—	430.2	—

Total liabilities	$621.0	$—	$621.0	$—

        The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable and Section 31 fees payable approximate fair value due to their liquid or short-term nature.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(10) Fair Value Measurements (Continued)

Equity method investment

        The fair value of the EuroCCP investment at September 30, 2015 is $11.6 million. That value is based on estimates of discounted cash flows from the EuroCCP entity, a significant unobservable input, and is considered a Level 3 measurement. At December 31, 2014, the carrying amount approximated fair value of $10.9 million.

Long-term debt

        The carrying amount of long-term debt approximates its fair value based on quoted LIBOR at both September 30, 2015 and December 31, 2014 and is considered a Level 2 measurement.

Information on Level 3 Financial Assets

        The Company's financial assets at fair value classified in level 3 of the fair value hierarchy as of September 30, 2015 and December 31, 2014 are summarized below:

	September 30, 2015	December 31, 2014
Total level 3 assets	$11.6	$10.9
Level 3 assets for which the Company bears economic exposure	11.6	10.9
Total assets	1,288.8	1,006.6
Total financial assets at fair value	1,288.9	1,006.7
Total level 3 assets as a percentage of total assets	0.9%	1.1%
Level 3 assets for which the Company bears economic exposure as a percentage of total assets	0.9%	1.1%
Total level 3 assets as a percentage of total financial assets at fair value	0.9%	1.1%

        The following table sets forth a summary of changes in the fair value of the Company's level 3 financial assets and liabilities during the nine months ended September 30, 2015 and 2014, including a summary of unrealized gains (losses) during the respective periods on the Company's level 3 financial assets and liabilities still held as of September 30, 2015.

	Level 3 Financial Assets and Financial Liabilities for the Nine Months Ended September 30, 2015
	Balance at Beginning of Period	Realized gains (losses) during period	Unrealized gains (losses) during period	Purchases/ issuances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Assets:
Investment in EuroCCP	$10.9	$1.0	$(0.3)	$—	$—	$—	$11.6
Liabilities
Current portion of tax sharing liability	—	—	1.7	4.9	—	—	6.6
Tax sharing liability	—	—	—	57.7	—	—	57.7

Total Liabilities	$—	$—	$1.7	$62.6	$—	$—	$64.3

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(10) Fair Value Measurements (Continued)

	Level 3 Financial Assets and Financial Liabilities for the Nine Months Ended September 30, 2014
	Balance at Beginning of Period	Realized gains (losses) during period	Unrealized gains (losses) during period	Purchases/ issuances	Settlements	Transfers in or (out) of Level 3	Balances at end of period
Assets:
Investment in EuroCCP	$10.3	$0.8	$—	$—	$—	$—	$11.1

(11) Segment Reporting

        The Company operates under four reportable segments: U.S. Equities, European Equities, U.S. Options and Global FX. Segment performance is primarily based on operating income (loss). The Company has aggregated all of its corporate costs, as well as other business ventures, within Corporate Items and Eliminations; however, professional and contract services that relate to activities of a specific segment have been allocated to that segment.

  •
  The U.S. Equities segment includes listed cash equities and exchange-traded products transaction services that occur on the Company's four registered cash equities exchanges, BATS Exchange (BZX), BATS-Y Exchange (BYX), EDGX Exchange (EDGX) and EDGA Exchange (EDGA). It also includes the listed cash equities and exchange-traded products routed transaction services that occur on the Company's routing broker dealers, BATS Trading (Trading) and Direct Edge ECN (DE Route). It also includes the listings business where exchange traded funds (ETFs) are listed on BZX. The Company acquired Direct Edge on January 31, 2014 and ceased routing transactions through DE Route in January 2015.

  •
  The European Equities segment includes the pan-European listed cash equities transaction services, ETFs, exchange-traded commodities and international depository receipts that occur on the Recongised Investment Exchange (RIE), BATS Trading Limited (BTL). It also includes the listed cash equities and exchange-traded products routed transaction services that occur on Chi-X Europe, as well as the listings business where ETFs can be listed on BTL.

  •
  The U.S. Options segment includes the listed equity options transaction services that occur on BZX. It also includes the listed equity options routed transaction services that occur on Trading.

  •
  The Global FX segment includes spot FX services that occur on the Hotspot platform. The Company acquired Hotspot on March 13, 2015.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(11) Segment Reporting (Continued)

        Summarized financial data of reportable segments was as follows (in millions):

Nine months ended September 30,	U.S. Equities	European Equities	U.S. Options	Global FX	Corporate items and eliminations	Total
2015:
Revenues	$1,034.6	$90.1	$187.3	$23.2	$—	$1,335.2
Operating income (loss)	106.9	25.8	7.2	(4.0)	(0.9)	135.0
2014:
Revenues	$870.2	$72.5	$81.7	$—	$—	$1,024.4
Operating income	58.4	21.9	5.7	—	(1.7)	84.3
Total Assets:
September 30, 2015	$440.1	$278.0	$20.4	$443.6	$106.7	$1,288.8
December 31, 2014	704.9	283.0	6.2	—	12.5	1,006.6

(12) Employee Benefit Plan

        In 2014, the Company began offering a 401(k) retirement plan eligible to all U.S. employees not eligible for the Direct Edge 401(k) plan. The Company matches participating employee contributions dollar for dollar of up to five percent of salary. In 2014, the Company also administered the legacy Direct Edge 401(k) retirement plan eligible to all Direct Edge employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. As of January 1, 2015, all employees participating in the legacy Direct Edge 401(k) plan were transitioned to the 401(k) retirement plan. The Company's contribution amounted to $1.3 million for both the nine months ended September 30, 2015 and 2014, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

        BTL operates a stakeholder contribution plan and contributes to employee-selected stakeholder contribution plans. The Company matched participating employee contributions of up to five percent of salary. All employees of BTL were eligible to participate. The Company's contribution amounted to $0.4 million for both the nine months ended September 30, 2015 and 2014, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

(13) Related Party Transactions

        Certain affiliates of stockholders of BATS conduct trading activity through the Company. The extent of such activity is presented in the accompanying condensed consolidated statements of financial condition, income and cash flows.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(13) Related Party Transactions (Continued)

        In March 2015, the Company entered into a Transaction Services Agreement (TSA) with a certain stockholder, the seller of Hotspot. In connection with this TSA, the following expenses were recorded in the condensed consolidated statements of income:

	Nine Months Ended,
	September 30, 2015	September 30, 2014
Systems and data communication	$0.4	$—
Occupancy	0.1	—
General and administrative	0.4	—

Total	$0.9	$—

(14) Regulatory Capital

        As broker-dealers registered with the Securities and Exchange Commission (SEC), Trading and DE Route are subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. Trading and DE Route compute the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of September 30, 2015 and December 31, 2014, Trading is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At September 30, 2015 and December 31, 2014, Trading had net capital of $3.2 million and $7.9 million, respectively, which was $2.5 million and $7.7 million, respectively, in excess of its required net capital of $0.7 million and $0.2 million, respectively.

        As of December 31, 2014, DE Route was also required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $0.1 million. At December 31, 2014, DE Route had net capital of $4.8 million, which was $4.6 million in excess of its required net capital of $0.2 million for the year. DE Route terminated its status as a registered broker as of May 5, 2015.

        As entities regulated by the Financial Conduct Authority (FCA), BTL and Chi-X Europe are both subject to the Capital Resources Requirement (CRR). As a RIE, BTL computes its CRR in accordance with its Financial Risk Assessment, as agreed by the FCA. This CRR was $17.6 million at September 30, 2015 and $16.7 million at December 31, 2014. At September 30, 2015 and December 31, 2014, BTL had capital in excess of its required CRR of $18.2 million and $19.8 million, respectively.

        As a Banks, Investment firms, PRUdential (BIPRU) 50k firm as defined by the Markets in Financial Instruments Directive of the FCA, Chi-X Europe computes its CRR as the greater of the base requirement of $0.1 million at September 30, 2015 and December 31, 2014, or the summation of the credit risk, market risk and fixed overheads requirements, as defined. At September 30, 2015 and December 31, 2014, Chi-X Europe had capital in excess of its required CRR of $0.5 million.

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(15) Stock-Based Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of nonstatutory stock options and restricted stock. In conjunction with these programs, the Company recognized stock-based compensation expense of $4.2 million and $1.3 million for the nine months ended September 30, 2015 and 2014, respectively. This expense is included in compensation and benefits in the condensed consolidated statements of income.

        There are three equity incentive plans pursuant to which stock options and restricted stock have been granted: the Amended and Restated BATS Global Markets, Inc. 2008 Stock Option Plan (2008 Plan), the BATS Global Markets, Inc. 2009 Stock Option Plan (2009 Plan) and the Amended and Restated BATS Global Markets, Inc. 2012 Equity Incentive Plan (2012 Plan). Options and restricted stock granted under these plans generally vest over four years. Options granted under the 2008 Plan have five-year contractual terms, while options and restricted stock granted under the 2009 Plan and 2012 Plan have ten-year contractual terms. Pursuant to the 2009 Stock Option Plan and the 2008 Stock Option Plan, the Company authorized grants of options to full-time employees to purchase up to 2,195,417 shares of stock. Such shares must be previously unissued or reacquired shares. Pursuant to the 2012 Plan, the Company is authorized to grant restricted stock or stock options up to 1,275,000 shares.

Stock Options

        Summary stock option activity is presented below:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2013	489,375	$28.30	5.8	$2,825,771
Modification	40,935
Exercised	(41,477)	33.71		517,683

Outstanding, September 30, 2014	488,833	$23.79	5.1	$4,849,272

Exercisable at September 30, 2014	488,833	$23.79	5.1	$4,849,272

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2014	708,371	$27.71	6.4	$6,183,786
Exercised	(39,617)	25.53		788,756

Outstanding, September 30, 2015	668,754	$27.84	6.0	$11,770,395

Exercisable at September 30, 2015	449,216	23.64	4.1	9,794,553

        Cash proceeds received from 2,501 and 1,250 options exercised for the both nine months ended September 30, 2015 and 2014 was $0.1 million. During the nine months ended September 30, 2015 and 2014, the Company purchased 27,453 and 30,691 treasury shares for $0.3 million, and $0.2 million,

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(15) Stock-Based Compensation (Continued)

respectively, as the result of 37,116 and 40,227 options exercised, respectively, upon cashless exercise to satisfy the exercise price and employee income tax withholdings upon exercise. Excess tax expense from stock option exercises recognized during both the nine months ended September 30, 2015 and 2014 was $0.1 million.

        Summary of the status of nonvested options is presented below:

Nonvested options	Options	Weighted average grant-date fair value
December 31, 2014—Nonvested	219,538	$13.50
Vested	—	—
Forfeited	—	—

September 30, 2015—Nonvested	219,538	$13.50

Restricted Stock

        Summary restricted stock activity is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2013	154,374	$35.46
Granted	54,781	35.05
Vested	(9,123)	35.21
Forfeited	(38,125)	35.16

Nonvested stock at September 30, 2014	161,907	$35.40

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2014	281,723	$35.97
Granted	8,582	45.44
Vested	(12,439)	35.87
Forfeited	(2,280)	36.16

Nonvested stock at September 30, 2015	275,586	$36.26

        The total unrecognized compensation expense related to nonvested restricted stock is approximately $6.3 million, which will be recognized over a weighted average remaining period of 2.6 years.

        During the nine months ended September 30, 2015 and 2014 the Company purchased 4,062 and 2,528 treasury shares respectively for $0.2 million and $0.1 million, respectively, as the result of 12,439

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(15) Stock-Based Compensation (Continued)

shares and 9,123 shares of restricted stock vesting, respectively, to satisfy the employee income tax withholdings upon exercise.

        During the nine months ended September 30, 2015 and 2014, the Company also paid $0.1 million and $0.2 million, respectively, for dividends previously declared upon vesting of restricted stock.

Share Repurchase Program

        During 2012, the Company approved a Share Repurchase Program (the SRP) as a way for employees to liquidate shares acquired through exercise of stock options or vesting of restricted stock. The SRP was effective for the periods ending on September 30, 2015 and December 31, 2014. During 2015 and 2014, the Company repurchased 22,688 and 16,430 shares respectively into treasury for $1.0 million and $0.6 million, respectively.

(16) Income Taxes

        The Company records income tax expense during interim periods based on the best estimate of the full year's tax rate as adjusted for discrete items, if any, that are taken into account in the relevant interim period. Each quarter, the Company updates its estimate of the annual effective tax rate and any change in the estimated rate is recorded on a cumulative basis. The effective tax rate from continuing operations was 41.5% and 40.1% for the nine months ended September 30, 2015 and 2014, respectively. The effective tax rate for the nine months ended September 30, 2015 is higher than the effective tax rate for the comparable period in 2014 primarily due to a higher state tax rate.

(17) Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

	Nine Months ended September 30,
	2015	2014
Numerator:
Net income	$60.5	$30.9
Denominator:
Weighted average common shares outstanding for basic earnings per share	32.5	31.4
Weighted average effect of dilutive securities:
Stock options and restricted stock	0.2	0.1

Denominator for diluted earnings per share	32.7	31.5

Basic and diluted earnings per share:
Basic earnings per share	$1.86	$0.98
Diluted earnings per share	$1.85	$0.98

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(17) Earnings Per Share (Continued)

        Stock options and restricted stock to purchase 1,723 and 3,416 shares at September 30, 2015 and 2014, respectively, were outstanding but were not included in the computation of diluted earnings per share as they were anti-dilutive under the treasury stock method.

(18) Commitments, Contingencies and Guarantees

Operating Leases and Contractual Obligations

        The Company has entered into five non-cancellable operating lease agreements: office space for the corporate headquarters and office space for the New York, Chicago, London and U.S. disaster recovery offices. In addition to the lease obligations, the Company has contractual obligations related to certain data and communications agreements, which contain annual minimum fee requirements.

Legal Proceedings

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On April 18, 2014, the City of Providence, Rhode Island filed a securities class action lawsuit in the Southern District of New York against BATS and Direct Edge, as well as 14 other securities exchanges. The action purports to be brought on behalf of all public investors who purchased and/or sold shares of stock in the United States between April 18, 2009 and the present on a registered public stock exchange (Exchange Defendants) or a United States-based alternate trading venue and were injured as a result of the misconduct detailed in the complaint, which includes allegations that the defendants committed fraud through a variety of business practices associated with, among other things, what is commonly referred to as high frequency trading. On May 2, 2014 and May 20, 2014, American European Insurance Company and Harel Insurance Co., Ltd. each filed substantially similar class action lawsuits against the Exchange Defendants which were ultimately consolidated with the City of Providence, Rhode Island securities class action lawsuit. On June 18, 2015, Judge Jesse Furman of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on August 26, 2015, the Court issued an Opinion and Order granting Defendant's Motion to Dismiss, dismissing the Complaint in full. Plaintiff filed a Notice of Appeal of the dismissal on September 24, 2015.

        On May 23, 2014 and May 30, 2014, Harold R. Lanier filed three class action lawsuits in the Southern District of New York against BATS and other securities exchanges. The complaints were identical in all substantive respects, but each related to the dissemination of market data under a different market system—(i) the NASDAQ UTP Plan Market System; (ii) the OPRA Market System; and (iii) the Consolidated Quotation System and the Consolidated Tape System. Each of the actions purported to be brought on behalf of all subscribers who entered into contracts with the exchanges for the receipt of market data and were injured as a result of the misconduct detailed in the complaints, which includes allegations that the defendants did not provide market data services in a non-discriminatory manner or provide subscribers with "valid" data (i.e., data that is accurate and not stale). On January 16, 2015, Judge Katherine Forrest of the Southern District of New York held oral argument on the pending Motion to Dismiss and thereafter, on April 28, 2015, the Court filed an

BATS GLOBAL MARKETS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

(18) Commitments, Contingencies and Guarantees (Continued)

Opinion and Order granting the exchange defendants' Motion to Dismiss, terminating all three class action lawsuits with prejudice. On May 20, 2015, Plaintiff filed a Notice of Appeal of the dismissal and on September 1, 2015, Appellant filed its appeal brief. Respondent's brief was filed on November 24, 2015 and Appellant's reply brief was filed on December 8, 2015.

        Securities Industry and Financial Markets Association ("SIFMA") has filed a number of denial of access applications with the SEC to set aside proposed rule changes to establish or modify fees for BATS market data products and related services. Each application is being held in abeyance pending a decision on a separate SIFMA denial of access application currently before the SEC's Chief Administrative Law Judge, or ALJ, regarding fees proposed by Nasdaq and the NYSE for their respective market data products. An adverse ruling in that matter could cause the SEC to more closely examine exchange market data fees, which in turn could result in the Company having to reduce the fees it charges for market data.

        In addition, as a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC, and BATS Trading is subject to reviews and inspections by the Financial Industry Regulatory Authority ("FINRA"). The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with the federal securities laws as well as its members' compliance with the federal securities laws.

Independent Auditors' Report

To the Managing Members of
Direct Edge Holdings LLC:

        We have audited the accompanying consolidated financial statements of Direct Edge Holdings LLC and its subsidiaries (the Company), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

September 28, 2015

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2013

(In thousands)

Assets
Current assets:
Cash and cash equivalents	$77,700
Accounts receivable, net, including $5,565 from related parties	48,485
Prepaid expenses	3,356

Total current assets	129,541
Property and equipment, net	14,264
Goodwill	34,783
Intangible assets, net	1,139
Deferred income taxes, net	36,546
Other assets	299

Total assets	$216,572

Liabilities and Members' Equity
Current liabilities:
Accounts payable and accrued liabilities, including $1,337 to related parties	$29,853
Section 31 fees payable	35,151
Enforcement action	14,000
Income tax payable	3,478
Revolving credit facility	6,000

Total current liabilities	88,482
Members' equity	128,090

Total liabilities and members' equity	$216,572

See accompanying notes to consolidated financial statements.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Income

Year ended December 31, 2013

(In thousands)

Revenues:
Transaction fees, including $135,422 from related parties	$430,223
Regulatory transaction fees, including $72,630 from related parties	116,944
Market data fees	51,877
Port fees and other	25,991

Total revenues	625,035
Cost of revenues:
Liquidity payments, including $104,460 to related parties	366,108
Section 31 fees	116,944
Routing and clearing, including $995 to related parties	30,503

Total cost of revenues	513,555

Revenues less cost of revenues	111,480
Operating expenses:
Compensation and benefits	31,799
Depreciation and amortization	6,861
Systems and data communication	26,334
Occupancy	1,334
Professional and contract services	15,067
Enforcement action	14,000
General and administrative	3,210

Total operating expenses	98,605

Operating income	12,875
Interest expense, net	343

Income before income tax provision	12,532
Income tax provision	11,712

Net income	$820

See accompanying notes to consolidated financial statements.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Changes in Members' Equity

Year ended December 31, 2013

(In thousands)

Balance at December 31, 2012	$125,762
Equity compensation	1,508
Net income	820

Balance at December 31, 2013	$128,090

See accompanying notes to consolidated financial statements.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2013

(In thousands)

Cash flows from operating activities:
Net income	$820
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,861
Provision for uncollectable accounts receivable	1,287
Deferred income taxes	3,297
Equity compensation	1,508
Changes in operating assets and liabilities:
Accounts receivable, including $1,204 from related parties	(3,042)
Enforcement action	14,000
Accounts payable and accrued liabilities, including $105 to related parties	9,540
Section 31 fees payable	(724)
Prepaid and other assets	366

Net cash provided by operating activities	33,913
Cash flows from investing activities:
Purchases of property and equipment	(9,231)

Net cash used in investing activities	(9,231)
Cash flows from financing activities:
Paydown of revolving credit facility	(19,000)

Net cash used in financing activities	(19,000)

Increase in cash and cash equivalents	5,682
Cash and cash equivalents:
Beginning of year	72,018

End of year	$77,700

Supplemental disclosure of cash paid:
Cash paid for income taxes, net of refunds	$2,285
Interest paid	355

See accompanying notes to consolidated financial statements.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013

(1) Nature of Operations

        Direct Edge Holdings LLC and subsidiaries (the Company) is a financial technology company that develops and operates electronic markets for the trading of listed cash equity securities in the United States (U.S.) The Company is headquartered in Jersey City, New Jersey and only has operations in the U.S.

        The Company operates two national securities exchanges, EDGX Exchange, Inc. (EDGX) and EDGA Exchange, Inc. (EDGA). The Company also operates a routing broker-dealer, Direct Edge ECN LLC (DE Route) that provides routed transaction services for listed cash equity securities on EDGX and EDGA.

        The Company has one member class with no limitation on any members' liability.

(2) Summary of Significant Accounting Policies

(a)   Principles of Accounting

        The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b)   Basis of Presentation

        The accompanying financial statements are presented on a consolidated basis to include the accounts and transactions of the Company. All significant intercompany accounts and transactions have been eliminated.

(c)   Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(d)   Cash and Cash Equivalents

        The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e)   Accounts Receivable, Net

        Accounts receivable are concentrated with the Company's member firms and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(2) Summary of Significant Accounting Policies (Continued)

anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Once the Company determines an allowance for an uncollectible account is necessary, interest on the receivable ceases to be accrued. See note 3 for allowance for doubtful accounts activity.

(f)    Property and Equipment, Net

        Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

        The Company accounts for software development costs under ASC Topic 350, Intangibles—Goodwill and Other. The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(g)   Goodwill and Intangible Assets, Net

        Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the Company's reporting units based on the assignment of the fair values of each reporting unit of the acquired company. The Company tests goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. The impairment test is performed using carrying values as of August 31 of each respective fiscal year, and if the fair value of the reporting unit is found to be less than the carrying value, an impairment loss is recorded. The Company completed its annual goodwill impairment test and determined that no impairment existed.

        Intangible assets, net, primarily include memberships to the U.S. tape plans. Intangible assets with finite lives are amortized based on the discounted cash flow method applied over the estimated useful lives of the intangible assets.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(2) Summary of Significant Accounting Policies (Continued)

(h)   Income Taxes

        The Company is a limited liability company, and as such, does not file consolidated federal income tax returns. The Company pays state income taxes in select states where business activities require such payments.

        Wholly owned subsidiaries of the Company are established as corporations and file consolidated federal income tax returns. For state and local income tax returns, the subsidiaries follow state guidelines, filing either consolidated returns, or filing separate returns for each of its subsidiaries.

        Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the consolidated financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of unrecognized benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the consolidated statement of income.

(i)    Revenue Recognition

Transaction Fees and Liquidity Payments

        Under the Company's "maker-taker" pricing model on EDGX, a member posting an order (the liquidity maker) is paid a rebate (recorded in liquidity payments) for an execution occurring against that order, and a member executing against an order resting on the Company's book (the liquidity taker) is charged a fee (recorded in transaction fees). As a result, transaction fees consist of "taker" fees and routing fee revenues earned for orders that are routed to another market center.

        Under the Company's "taker-maker" pricing model on EDGA, a liquidity taker is paid a rebate (recorded in liquidity payments) for an execution occurring against that order and a liquidity maker is charged a fee (recorded in transaction fees) for posting such an order.

        Transaction fees and liquidity payments are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues and cost of revenues.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(2) Summary of Significant Accounting Policies (Continued)

Market Data Fees

        Market data fees are earned from U.S. tape plans, including the Unlisted Trading Privileges Plan (UTP) and the Consolidated Tape Association Plan (CTA), and also proprietary market data products. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by Securities and Exchange Commission (SEC) Regulation NMS that takes into account both trading and quoting activity. Fees from the CTA and UTP are estimated and recognized on a monthly basis and received approximately 45 days after quarter end. The Company also charges data subscribers directly for proprietary market data. The proprietary market data fees are earned on a monthly basis.

Regulatory Transaction and Section 31 Fees

        EDGX and EDGA, as U.S. exchanges, are assessed Section 31 fees pursuant to the Securities Exchange Act of 1934 (Exchange Act). Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. These fees are paid directly to the SEC by the exchanges. The exchanges, in turn, collect regulatory transaction fees that are designed to equal to the Section 31 fees from their members. The Company acts as the principal versus an agent on these transactions, and therefore these transactions are reported gross in the consolidated statement of income. EDGX and EDGA collect the regulatory transaction fees as a pass-through charge from members executing eligible trades and recognize these amounts in revenues, and the related Section 31 fees in cost of revenues as incurred on a settlement-date basis. Regulatory transaction fees received are included in cash and cash equivalents in the consolidated statement of financial condition at the time of receipt. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the consolidated statement of financial condition until paid. Because the Company holds the funds received until payment is remitted to the SEC, the Company earns interest on the related balances.

Port Fees

        Port fees are generated primarily from connectivity services related to each of the electronic markets. Port fees are recognized on a monthly basis.

Concentrations of Revenue and Liquidity Payments

        For the year ended December 31, 2013 one customer accounted for 12%, of the Company's transaction fees. Approximately 11% of liquidity payments related to one customer. No other customer accounted for more than 10% of the Company's transaction fees or liquidity payments during the year ended December 31, 2013.

        No member is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these members may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(2) Summary of Significant Accounting Policies (Continued)

(j)    Equity Compensation

        The Company grants equity compensation to its employees through awards of equity options, phantom equity units and restricted cash awards. The terms of the phantom equity units and restricted cash awards are such that payment for units granted occurs upon a change of control, as defined by the phantom share unit plan and restricted cash award agreement, respectively. As such, expense for the phantom shares and restricted cash awards will only be recorded upon a change in control, and has not been recorded for the year ended December 31, 2013.

        The Company records equity compensation expense related to equity options based on the grant-date fair value. The Company recognizes compensation expense related to equity options with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

        The amount of equity compensation expense related to awards of equity options is based on the Black-Scholes valuation model results at the grant date. No equity options were granted during the twelve months ended December 31, 2013.

(k)   Accounting for Legal Costs

        The Company accounts for legal costs as incurred and records them in professional and contract services in the accompanying statement of income.

(l)    Recently Issued Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for the Company on January 1, 2018. Early adoption is not permitted. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(3) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following for the year ended December 31, 2013 (in thousands):

Balance at beginning of period	$341
Additions:
Charges to income, netted against transaction fees	1,287
Deductions:
Charges for which reserves were provided	(1,490)

Balance at end of period	$138

(4) Property and Equipment, Net

        Property and equipment consisted of the following as of December 31, 2013 (in thousands):

Computer equipment and software	$37,819
Office furniture and fixtures	1,444
Leasehold improvements	6,255

Total property and equipment	45,518
Less accumulated depreciation	(31,254)

Property and equipment, net	$14,264

        Depreciation expense was $6,763,000 for the year ended December 31, 2013.

(5) Goodwill and Intangible Assets, Net

        Intangible assets resulted from the purchase of memberships to the CTA and the UTP plan (in thousands):

Balance as of December 31, 2012	$1,237
Amortization	(98)

Balance as of December 31, 2013	$1,139

        The following table presents the balance of intangible assets as of December 31, 2013 (in thousands):

U.S. tape plans membership fees	$1,475
Accumulated amortization	(336)

$1,139

        The estimated future amortization expense is $98,000 for 2014, 2015, 2016, 2017 and 2018.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(6) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of December 31, 2013 (in thousands):

Accounts payable	$2,892
Rebates payable	12,954
Accrued compensation	10,472
Accrued liabilities	3,535

Accounts payable and accrued liabilities	$29,853

(7) Debt

        In December 2012, the Company entered into a credit agreement with the Bank of Montreal to pay a distribution to its members and for other corporate purposes. The agreement provides a revolving credit line of up to $50 million until December 7, 2015, the date of termination. Terms include the ability for the Company to choose amongst interest rate options, which each have a varying repayment and other terms. In addition to the interest assessed on the borrowed amount, a quarterly additional fee will be assessed on the unused portion of the $50 million revolving credit line. Mandatory payments must be made in the event the Company issues additional debt or, if no additional debt is issued, payment must be made at the termination date. As of December 31, 2013, the Company had $6 million outstanding under the credit agreement.

        The credit agreement contains customary affirmative and negative covenants, events of default and a financial covenant to not exceed a maximum leverage ratio measured annually through the date if termination. As of December 31, 2013, the Company was in compliance with all covenants of the credit agreement.

        The Company and certain subsidiaries have guaranteed the repayment of obligations under the credit agreement.

        Interest expense recognized revolving loans is included in interest expense, net on the consolidated statement of income, and for the year ended December 31, 2013 was $355,000.

(8) Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

          Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(8) Fair Value Measurement (Continued)

          Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

          Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Nonrecurring Fair Value Measurements

Goodwill

        Valuation of goodwill to determine impairment is performed annually, or more frequently if there is an event or circumstance that would indicate impairment may have occurred. The process involves calculations to determine the fair value of each reporting unit on a stand-alone basis. Acquisition multiples for similar entities are used to estimate the fair value of the reporting unit. That fair value is compared to the carrying amount of the reporting unit, including its recorded goodwill. Impairment is considered to have occurred if the fair value of the reporting unit is lower than the carrying amount of the reporting unit. These measurements are classified as Level 3.

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2013 (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$77,700	$77,700	$—	$—
Accounts receivable	48,485	—	48,485	—

Total assets	$126,185	$77,700	$48,485	$—

Liabilities:
Accounts payable	$15,846	$—	$15,846	$—
Section 31 fees payable	35,151	—	35,151	—
Revolving credit facility	6,000	—	6,000	—

Total liabilities	$56,997	$—	$56,997	$—

        The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, Section 31 fees payable and the revolving credit facility approximate fair value due to their liquid or short-term nature.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(9) Employee Benefit Plan

        In 2013, the Company also administered the Direct Edge 401(k) retirement plan eligible to all employees. The Company matched employee contributions to this plan dollar for dollar of up to six percent, capped at $9,000. The Company's contribution amounted to $752,000 for the year ended December 31, 2013. This expense is included in compensation and benefits in the consolidated statement of income.

(10) Related Party Transactions

        Certain affiliates of members of the Company conduct trading activity through the EDGX and EDGA. The extent of such activity is presented in the accompanying consolidated statements of financial condition, income and cash flows.

        The Company has a Mutual Services Agreement (MSA) with a related party under which the Company and the related party charge each other for mutually provided technological services. During 2013, expense related to the MSA was $1,667,000. The Company charged the related party $650,000 in relation to the MSA. These were recorded net in systems and data communication in the consolidated statement of income. Similar results may not be achievable on an arm's length basis.

        The Company also has a Transition Services Agreement (TSA) with a related party. Under the terms of this TSA the related party would provide certain technological and administrative services in addition to facility overhead. For the year ended December 31, 2013, the amount expensed related to the TSA was $204,000 and recorded in systems and data communication in the accompanying consolidated statement of income. In addition to the TSA, the Company holds an office space lease with the same related party. The rent expenses related to this lease was $1,334,000 for the year ended December 31, 2013 and recorded in occupancy expense in the accompanying consolidated statement of income.

(11) Regulatory Capital

        As an SEC registered broker-dealer, DE Route is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The SEC's requirement also provides that equity capital may not be withdrawn or a cash dividend paid if certain minimum net capital requirements are not met. DE Route computes the net capital requirements under the basic method provided for in Rule 15c3-1.

        As of December 31, 2013, DE Route is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2013, DE Route had net capital of $2,741,000 which was $2,531,000 in excess of its required net capital of $210,000.

(12) Equity Compensation

        The Company utilizes equity award programs for offering long-term incentives to its employees. The equity incentives have been granted in the form of equity options under the Direct Edge Holdings LLC 2010 Equity Incentive Plan (the Equity Plan), phantom share units under the Amended and Restated 2007 Phantom Share Unit Plan (the PSUP) and restricted cash awards under a Restricted Cash Award Agreement. In conjunction with the Equity Plan, the Company recognized equity compensation expense of $1,508,000 for the year ended December 31, 2013. This expense is included in compensation and benefits in the consolidated statement of income.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(12) Equity Compensation (Continued)

Equity Options

        Equity options granted under Equity Plan generally vest over three years or upon a change in control, are exercisable after five years and have a ten year contractual term. As of December 31, 2013, no equity options are exercisable. Summary equity option activity is presented below:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2012	485,365	$35.11	7.8	$3,911,371
Forfeited	(9,941)	35.26

Outstanding, December 31, 2013	475,424	$35.11	6.8	$4,943,558

        Summary of the status of nonvested options is presented below:

	Number of shares	Weighted average grant date fair value
Nonvested stock at December 31, 2012	206,380	$16.24
Vested	(157,776)	16.57
Forfeited	(9,941)	17.14

Nonvested stock at December 31, 2013	38,663	$14.63

Phantom Shares

        Phantom shares were granted under the PSUP to certain employees. The program was created to provide long-term incentives to employees who started with the Company in its early stages. There are 443,770 units outstanding as of December 31, 2013. No units have been granted or forfeited in the year ended December 31, 2013. Terms of the PSUP dictate that payment for units granted will occur only upon a change in control, and as such, no expense has been recorded for these units for the year ended December 31, 2013.

Restricted Cash Awards

        In 2011, the Company established restricted cash awards under the terms of the Restricted Cash Award Agreement. These awards entitle certain employees to a cash payment upon a change in control. Similar to the PSUP, no expense has been recorded for these awards for the year ended December 31, 2013.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(13) Income Taxes

        Net deferred tax assets consist of the following components as of December 31, 2013 (in thousands):

Deferred tax assets:
Equity compensation	$2,224
Goodwill and other intangibles	34,817
Other assets	1,377

Total deferred tax assets	38,418

Deferred tax liabilities:
Property and equipment	1,872

Net deferred tax assets	$36,546

        The Company provides a valuation allowance against net deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

        The provision for income taxes for the year ended December 31, 2013 consists of the following (in thousands):

Current tax expense:
Federal	$5,947
State	2,468

Total current tax expense	8,415
Deferred income tax expense:
Federal	2,670
State	627

Total deferred income tax expense	3,297

Income tax provision	$11,712

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the year ending December 31, 2013 due to the following (in thousands):

Computed "expected" tax provision	$4,386	35.0%
Increase (decrease) in income tax resulting from:
Non-deductible expenses	6,209	49.5
State income tax	2,279	18.2
Pass-through income	(887)	(7.1)
Other	(275)	(2.2)

Income tax provision	$11,712	93.4%

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(13) Income Taxes (Continued)

        At December 31, 2013, the Company had no unrecognized tax benefits. The Company files a U.S. federal income tax return and tax returns in various state jurisdictions. The Company's open tax years are 2010 through 2013. The Company believes the aggregate amount of any additional liabilities that may result from their examination, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(14) Commitments, Contingencies and Guarantees

Operating Leases

        The Company leases office and data center space under operating leases with third parties. Some leases contain renewal options and escalation clauses based on increases in property taxes and building operating costs. The Company also leases certain hardware used in its exchange operations.

        Future annual minimum lease commitments under these operating leases as of December 31, 2013, are as follows (in thousands):

2014	$6,357
2015	4,701
2016	3,353
2017	1,992
2018	1,191
Thereafter	2,581

Total	$20,175

        Rent expense was $1,334,000 for the year ended December 31, 2013, and recorded as occupancy expense in the accompanying consolidated statement of income. Other operating lease expense of $6,463,000 is recorded in systems and data communication for the year ended December 31, 2013.

Legal Proceedings

        From time to time the Company is involved in various reviews, inspections or other legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the reviews, inspections or other legal proceedings will have a material impact on the consolidated financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        In a complaint filed on June 14, 2013 in the U.S. District Court for the District of Delaware, Relay IP, Inc. (Relay IP) claimed that the Company infringed a Relay IP patent through the Company's distribution of data using a multicast routing method known as the Protocol Independent Multicast-Sparse Mode standard, also known as the PIM-SM standard. On July 21, 2014, an Order of Dismissal with Prejudice was filed for the Company with the Court. As such, there was no impact to the consolidated financial statements as of December 31, 2013.

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(14) Commitments, Contingencies and Guarantees (Continued)

        The Company's exchanges are self-regulatory organizations under the jurisdiction of the SEC and are subject to routine reviews and inspections by the SEC, and DE Route is subject to reviews and inspections by the Financial Industry Regulatory Authority (FINRA).

        In February 2012, the Company received a written request from the SEC's Division of Enforcement seeking documents and information related to the development, modification and use of order types, and the Company's communications with certain market participants (including certain exchange members affiliated with certain of the Company's stockholders and directors) regarding the development, modification and use of order types; the Company's information technology systems; and trading strategies. On January 12, 2015, the SEC's Division of Enforcement announced an Order Instituting Administrative Cease-and-Desist Proceedings and Imposing Remedial Sanctions against the Company in which the Company entered into a settlement agreement with the SEC, without admitting or denying the allegations. An accrual of $14,000,000 was recorded in the Enforcement action line items of both the consolidated statement of financial condition and the consolidated statement of income.

Guarantees

        The Company uses Merrill Lynch, a related party, to clear its routed listed cash equity securities. Merrill Lynch guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the consolidated financial statements for these guarantees.

(15) Subsequent Events

        The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013 through September 28, 2015 the date the consolidated financial statements were issued.

        On January 31, 2014, the Company completed a merger with BATS Global Markets, Inc. (BATS). BATS acquired 100% of the outstanding common stock of the Company for a consideration valued at $386.2 million (BATS Acquisition). As a result of the acquisition, all outstanding options under the Equity Plan and all units granted under the PSUP were fully vested and exercised and the restricted cash payments were made. The credit agreement with Bank of Montreal was terminated upon the BATS Acquisition.

        Also, because of the BATS Acquisition, in January 2014 BATS indemnified the Company against the full amount of the SEC enforcement action.

        Subsequent to the BATS Acquisition, certain employees were terminated in 2014 and the first quarter of 2015.

        As of January 12, 2015, the EDGX and EDGA exchange operations were migrated to a new technology platform. In conjunction with this migration, the Company began routing all trades through

DIRECT EDGE HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

(15) Subsequent Events (Continued)

the BATS affiliated broker-dealer, BATS Trading. The Company will no longer route trades through DE Route.

        Beginning in 2015, the legacy Direct Edge 401(k) plan was closed and all U.S. employees were eligible for the BATS 401(k) retirement plan.

        In June 2015, the Company negotiated an early termination of the lease for the data center space for $4.1 million.

        There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the consolidated financial statements as of and for the year ended December 31, 2013.

Independent Auditors' Report

The Board of Directors
BATS Hotspot FX LLC:

        We have audited the accompanying combined financial statements of KCG Hotspot FX, which comprise the combined statements of financial condition as of December 31, 2014 and 2013, and the related combined statements of income, changes in net investment, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of KCG Hotspot FX as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

        As more fully described in note 1, the accompanying combined financial statements have been presented on a combined basis as the entities described in note 2 are all under common ownership and management.

/s/ KPMG LLP

December 3, 2015

KCG HOTSPOT FX

Combined Statements of Financial Condition

December 31, 2014 and 2013

(In thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$5,256	$7,992
Accounts receivable, net	4,900	4,743
Affiliate receivables	3,156	2,096
Other receivables	84	152

Total current assets	13,396	14,983
Property and equipment, net	3,765	3,392
Deferred income taxes, net	659	294
Other assets	67	66

Total assets	$17,887	$18,735

Liabilities and Net Investment
Current liabilities:
Accounts payable and accrued liabilities	$2,356	$3,528

Total current liabilities	2,356	3,528
Net investment by Parent	15,531	15,207

Total liabilities and net investment by Parent	$17,887	$18,735

See accompanying notes to combined financial statements.

KCG HOTSPOT FX

Combined Statements of Income

Years ended December 31, 2014 and 2013

(In thousands)

	2014	2013
Revenues:
Transaction fees, including $550 and $60 from related parties for the years ended December 31, 2014 and 2013, respectively	$47,069	$45,907
Other income	430	273

Total revenues	47,499	46,180
Operating expenses:
Compensation and benefits	19,706	21,166
Depreciation	2,359	2,009
Systems and data communication	1,119	1,379
Occupancy	1,221	953
Business development	807	1,173
Professional and contract services	333	173
General and administrative	1,838	1,886

Total operating expenses	27,383	28,739

Operating income	20,116	17,441
Non-operating income:
Interest income	11	99

Income before income tax provision	20,127	17,540
Income tax provision	7,800	6,749

Net income	$12,327	$10,791

See accompanying notes to combined financial statements.

KCG HOTSPOT FX

Combined Statements of Changes in Net Investment

Years ended December 31, 2014 and 2013

(In thousands)

Balance at December 31, 2012	$13,304
Dividend to Parent	(8,491)
Tax shortfall from stock-based compensation	(397)
Net income	10,791

Balance at December 31, 2013	$15,207
Dividend to Parent	(12,002)
Tax shortfall from stock-based compensation	(1)
Net income	12,327

Balance at December 31, 2014	$15,531

See accompanying notes to combined financial statements.

KCG HOTSPOT FX

Combined Statements of Cash Flows

Years ended December 31, 2014 and 2013

(In thousands)

	2014	2013
Cash flows from operating activities:
Net income	$12,327	$10,791
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,359	2,009
Provision for uncollectable accounts receivable	1	7
Deferred income taxes	(365)	795
Tax shortfall from stock-based compensation	(1)	(397)
Changes in assets and liabilities:
Accounts receivable, net	(157)	(491)
Affiliate receivables	(1,060)	(3,595)
Other receivables	68	(2)
Other assets	(1)	(24)
Accounts payable and accrued liabilities	(1,172)	(1,953)

Net cash provided by operating activities	11,999	7,140
Cash flows from investing activities:
Purchase of property, plant and equipment	(2,733)	(2,396)

Net cash used in investing activities	(2,733)	(2,396)

Cash flows from financing activities:
Dividend to Parent	(12,002)	(5,000)

Net cash used in financing activities	(12,002)	(5,000)

(Decrease) increase in cash and cash equivalents	(2,736)	(256)
Cash and cash equivalents:
Beginning of year	7,992	8,248

End of year	$5,256	$7,992

Supplemental disclosure of non-cash financing activities:
Dividend related to settlement of receivable from Parent	$—	$(3,491)

See accompanying notes to combined financial statements.

KCG HOTSPOT FX

Notes to Combined Financial Statements

December 31, 2014 and 2013

(1) Nature of Operations

        On March 13, 2015, BATS Global Markets, Inc. acquired the foreign exchange electronic communications network (ECN) from Knight Capital Group, Inc. (Knight) a wholly owned subsidiary of KCG Holdings, Inc. (KCG or Parent). This ECN business includes the operations of Hotspot FX Holdings, Inc. and subsidiaries along with direct and allocated costs included in other subsidiaries of KCG (collectively the Company). These allocated costs represent support functions of KCG such as technology, legal, accounting and human resources. These costs are based on methodologies determined by KCG, such as headcount, estimates of actual time spent and square footage, and do not necessarily represent the cost of running the business on a stand-alone basis. The Company also includes revenues and costs directly attributable to the business, transacted out of its London sales office and included within the operating results of another KCG subsidiary. The Company provides electronic foreign exchange trading solutions to buy-side firms through its foreign exchange ECN that provides clients with access to live, executable prices for over 60 currency pairs as well as spot gold and silver streamed by market maker banks and other clients. The Company offers clients several access options including direct high-speed connectivity and a traditional front-end application. The Company was based in Jersey City, New Jersey with offices in London and Singapore.

(2) Summary of Significant Accounting Policies

(a)   Principles of Accounting

        The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the U.S. (GAAP) in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b)   Basis of Presentation

        The accompanying combined financial statements are presented on a combined basis to include the accounts and transactions of portions of KCG Asia Pte. Ltd., Global Colocation Services LLC, KCG Holdings, Inc., KCG Americas LLC, KCG Europe Limited, KCG Hotspot FX LLC, Hotspot FXr, LLC, and GHC Allocations and all significant intercompany accounts and transactions have been eliminated.

(c)   Use of Estimates

        The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(d)   Cash and Cash Equivalents

        The Company's cash and cash equivalents are exposed to concentrations of credit risk. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors these

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

institutions and believes that the potential for future loss is remote. The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents.

(e)   Accounts Receivable, Net

        Accounts receivable are concentrated with the Company's clients and market data distributors and are carried at cost. On a periodic basis, management evaluates the Company's receivables and determines an appropriate allowance for uncollectible accounts receivable based on anticipated collections. In circumstances where a specific customer's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. See note 3 for allowance for doubtful accounts activity.

(f)    Property and Equipment, Net

        Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life of the assets.

        Long-lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

        The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities.

(g)   Income Taxes

        Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the combined financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for uncertain tax positions and recorded as a component of income tax expense on the combined statements of income.

(h)   Revenue Recognition

Transaction Fees

        Under the Company's fee schedule, a customer is charged a fee for posting an order and executing against an existing order. Transaction fees are considered earned and incurred upon execution of a trade and are recognized on a trade-date basis and recorded on a gross basis in revenues. All customer transactions are executed in the U.S., and the Company maintains sales offices in London and Singapore.

(i)    Accounting for legal costs

        The Company accounts for legal costs as incurred and records them in professional and contract services in the accompanying combined statements of income.

(j)    Stock-Based Compensation

        The Company grants stock-based compensation to its employees through awards of restricted stock units. The Company records stock-based compensation expense for all stock-based compensation granted based on the grant-date fair value. The Company recognizes compensation expense related to stock-based compensation awards with graded vesting that have a service condition on a straight-line basis over the requisite service period of the entire award.

        The amount of stock-based compensation expense related to awards of restricted stock is based on the fair value of the Parent's common stock at the date of grant.

(k)   Recently Issued Accounting Pronouncements

        In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, "Revenue from Contracts with Customers (Topic 606)," which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(2) Summary of Significant Accounting Policies (Continued)

alternative methods of initial adoption and is effective for the Company on January 1, 2019. The Company is currently assessing the impact that this standard will have on the combined financial statements.

(3) Allowance for Doubtful Accounts

        Allowance for doubtful accounts consisted of the following for the years ended December 31, 2014 and 2013 (in thousands):

	2014	2013
Balance at beginning of period	$22	$34
Additions:
Charges to income, included in general and administrative expenses	1	7
Deductions:
Charges for which reserves were provided	(2)	(19)

Balance at end of period	$21	$22

(4) Property and Equipment, Net

        Property and equipment consisted of the following as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Computer equipment and software	$16,993	$14,961
Office furniture and fixtures	42	42
Leasehold improvements	35	35

Total property and equipment	17,070	15,038
Less accumulated depreciation	(13,305)	(11,646)

Property and equipment, net	$3,765	$3,392

        Depreciation expense was $2,359,000 and $2,009,000 for the years ended December 31, 2014 and 2013, respectively.

(5) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities consisted of the following as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Accrued compensation	$2,298	$3,345
Accrued liabilities	58	183

Accounts payable and accrued liabilities	$2,356	$3,528

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(6) Fair Value Measurement

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

          Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include cash and cash equivalents.

          Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

          Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the circumstances and the best information available at the time and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Fair Value of Financial Instruments

        The following table presents the Company's fair value hierarchy for those financial instruments held by the Company as of December 31, 2014 and 2013 (in thousands):

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$5,256	$5,256	$—	$—
Accounts receivable, net	4,900	—	4,900	—
Affilate receivable	3,156	—	3,156	—
Other receivables	84	—	84	—

Total assets	$13,396	$5,256	$8,140	$—

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(6) Fair Value Measurement (Continued)

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$7,992	$7,992	$—	$—
Accounts receivable, net	4,743	—	4,743	—
Affilate receivable	2,096	—	2,096	—
Other receivables	152	—	152	—

Total assets	$14,983	$7,992	$6,991	$—

        The carrying amounts of cash and cash equivalents, accounts receivable, affiliate receivables, and other receivables approximate fair value due to their liquid or short-term nature.

(7) Stock Based Compensation

        Certain employees of the Company participated in KCG's stock plans. The purpose of the stock plans is to provide incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

        Eligible employees may receive KCGs restricted stock units (RSUs) as a portion of their total compensation. The majority of RSUs vest ratably over three years and are subject to accelerated vesting, or continued vesting, under certain termination circumstances in accordance with the applicable award documents and employment agreements between the Company or KCG and the participant. KCG has the right to fully vest employees in their RSUs upon retirement and in certain other circumstances.

        The Company measures compensation cost related to RSUs based on the market value of KCG's common stock at the date of grant. The Company recorded compensation expense relating to RSUs of the Company's direct employees of $348,000 and $2.6 million for the years ended December 31, 2014 and 2013, respectively. These amounts are included within Compensation and benefits on the Combined Statements of Income.

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(7) Stock Based Compensation (Continued)

        The following tables summarize the RSU activity for the Company's direct employees during 2013 and 2014 (in thousands, except per unit information):

	Number of shares	Weighted average fair value
Knight units outstanding, December 31, 2012	91	$13.35
Granted	499	3.70
Vested	(91)	13.35
Forfeited	—	—

Knight units outstanding, June 30, 2013	499	$3.70

Conversion of remaining Knight units to KCG units outstanding July 1, 2013(1)	(333)	3.70

KCG units outstanding , July 1, 2013	166	11.10
Granted	70	11.65

KCG units outstanding , December 31, 2013	236	$11.26

Granted	162	11.08
Vested	(79)	11.26
Forfeited	(113)	11.19

KCG units outstanding, December 31, 2014	206	$11.16

(1)
Knight was acquired by KCG on July 1, 2013. Pursuant to the Merger Agreement, each outstanding share of Knight Class A common stock, including outstanding RSUs, was converted into one third of a share of KCG Class A common stock.

(8) Related Parties

        The Company records expenses allocated from KCG for various operating expenses. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from KCG for the years ended December 31, 2014 and 2013:

	2014	2013
Compensation and benefits	$3,656	$2,991
Management fee	732	1,214
Systems and data communication	299	516
Occupancy	1,221	953
Business development	30	28
Professional and contract services	196	104
General and administrative	388	213

	$6,522	$6,019

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(8) Related Parties (Continued)

        The affiliate receivables balances presented on the combined statements of financial condition consist of receivables from other KCG entities.

(9) Income Taxes

        Net deferred tax assets consist of the following components as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Deferred tax assets:
Equity awards	$901	$1,011
Property and equipment	1,028	387
Other	10	133

Total deferred tax assets	1,939	1,531

Deferred tax liabilities:
Property and equipment	1,280	1,237

Total deferred tax liabilities	1,280	1,237

Net deferred tax assets	$659	$294

        The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income; therefore no valuation allowance related to deferred tax assets was established as of or during the years ended December 31, 2014 or 2013.

        The provision for income taxes for the years ended December 31, 2014 and 2013 consists of the following (in thousands):

	2014	2013
Current tax expense:
Federal	$6,255	$4,482
State	979	761
Foreign	931	711

Total current tax expense	8,165	5,954
Deferred income tax (benefit) expense:
Federal	(307)	700
State	(58)	95

Total deferred income tax (benefit) expense	(365)	795

Income tax provision	$7,800	$6,749

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(9) Income Taxes (Continued)

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to income before income tax provision for the years ended December 31, 2014 and 2013 due to the following (in thousands):

	2014		2013
Computed "expected" tax provision	$7,044	35.0%	$6,139	35.0%
Increase in income tax resulting from:
State income taxes	599	3.0	556	3.2
Non-deductible charges	24	0.1	54	0.3
Other	133	0.7	—	—

Income tax provision	$7,800	38.8%	$6,749	38.5%

        The effective tax rate for 2014 was 38.8% compared to 38.5% in 2013. The effective tax rate increased from 2013 to 2014 due to higher non-deductible expenses.

        At December 31, 2014 and 2013, the Company had no unrecognized tax benefits associated with uncertain tax positions. As of December 31, 2014, the Company is subject to U.S. Federal income tax examinations for the tax years 2009 through 2013. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2011 through 2014. The final outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to its results of operations or financial condition.

(10) Contingencies, Commitments and Guarantees

        From time to time the Company is involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of the legal proceedings will have a material impact on the combined financial position, results of operations or cash flows; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

        On July 1, 2013, KCG, as borrower, entered into a first lien senior secured credit agreement (the "Credit Agreement") with Jefferies Finance LLC and Goldman Sachs Bank USA. The Credit Agreement was in the amount of $535 million (the "First Lien Credit Facility"). The First Lien Credit Facility had a carrying amount of $0 and $235 million for the years ended December 31, 2014 and 2013, respectively. The Lenders under the credit agreement have a security interest in all property of KCG, the Company, and other subsidiary guarantors including a guarantee and collateral agreement.

        On July 1, 2013, the Company, as a wholly-owned subsidiary guarantor of KCG, under the First Lien Credit Facility, as defined above, also entered into a Second Supplemental Indenture, whereby Senior Secured Notes of KCG, with a carrying amount of $305 million, and the obligations under the Senior Secured Notes Indenture will be fully and unconditionally guaranteed on a joint and several basis by KCG, the Company, and the other subsidiary guarantors and are secured by second-priority pledges and second-priority security interests in, and mortgages on, the collateral securing the First Lien Credit Facility, subject to certain exceptions.

KCG HOTSPOT FX

Notes to Combined Financial Statements (Continued)

December 31, 2014 and 2013

(11) Subsequent Events

        The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014 through December 3, 2015 the date the combined financial statements were issued.

        On January 28, 2015, the Company entered into a definitive agreement to be acquired by BATS Global Markets, Inc., in a cash transaction valued at $365 million. The deal closed on March 13, 2015. As a result of the acquisition, all outstanding RSU's granted were fully vested and exercised. Also as a result of the acquisition, the Company was absolved of its subsidiary guarantor status under KCG's Credit Agreement.

        There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the combined financial statements as of and for the year ended December 31, 2014.

                Shares

BATS Global Markets, Inc.

COMMON STOCK

PROSPECTUS

Morgan Stanley

Citigroup

BofA Merrill Lynch

Credit Suisse

Goldman, Sachs & Co.

J.P. Morgan

Jefferies

Barclays

Nomura

Sandler O'Neill + Partners, L.P.

Dealer Prospectus Delivery Obligation

        Through and including                    , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2016

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Amount To Be Paid
SEC registration fee		$10,070
FINRA filing fee		15,500
BZX listing fee			*
Transfer agent's fees			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*

Total	$		*

*
To be provided by amendment

        Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. On completion of this offering, the Registrant's amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of the Registrant's directors for monetary damages for breach of their fiduciary duties as directors. The Registrant's amended and restated certificate of incorporation will provide that the Registrant must indemnify its directors and officers as well as directors or officers of another corporation, partnership, joint venture, trust or other enterprise serving at the request of the Registrant, and may indemnify its employees and other agents, in each case to the fullest extent permitted by the DGCL.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's amended and restated certificate of incorporation will provide for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        Since three years before the date of the initial filing of this Registration Statement, the Registrant has sold the following securities without registration under the Securities Act of 1933, as amended, or the Securities Act:

          1.     Since January 1, 2012, the Registrant has issued to directors, officers and employees options to purchase an aggregate of 125,151 shares of common stock with a weighted average exercise price of $36.44 per share, pursuant to the BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan, and 94,387 shares of common stock with a weighted average exercise price of $36.44 per share, pursuant to the BATS Global Markets, Inc. 2009 Stock Option Plan.

          2.     Since January 1, 2012, the Registrant has issued to directors, officers and employees 557,792 restricted shares of common stock pursuant to the BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan.

          3.     During the period three years from the date of the initial filing of this Registration Statement, upon the exercise of stock options, the Registrant has issued 120,844 shares of common stock to certain officers, directors and employees in exchange for $3.2 million.

          4.     On January 31, 2014, the Registrant issued 9,803,748 shares of common stock to certain members of Direct Edge for an aggregate value of $344.5 million as part consideration for the acquisition of 100% of the outstanding stock of Direct Edge.

          5.     During the period three years from the date of the initial filing of this Registration Statement, the Registrant has issued 15,792 shares of common stock to certain employees in exchange for $0.7 million pursuant to the ESPP.

        None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering. The securities referenced above in items (1) and (2) were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder. These securities were issued pursuant to written compensatory benefit plans (or written contracts or arrangements relating to compensation) established for our employees and officers. The securities referenced above in item (3) were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1		Amended and Restated Certificate of Incorporation, as currently in effect

3.2	*	Form of Second Amended and Restated Certificate of Incorporation, to be in effect upon completion of the offering

Exhibit Number		Description
3.3		Amended and Restated Bylaws, as currently in effect

3.4	*	Form of Second Amended and Restated Bylaws, to be in effect upon completion of the offering

4.1	*	Form of Common Stock Certificate

4.2		Investor Rights Agreement, dated as of January 31, 2014

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1		BATS Global Markets, Inc. 2009 Stock Option Plan

10.2		BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan

10.3		Form of Stock Option Award Agreement pursuant to the BATS Global Markets, Inc. 2009 Stock Option Plan

10.4		Form of Stock Option Award Agreement pursuant to the BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan

10.5		Form of Restricted Stock Award Agreement pursuant to the BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan

10.6	*	Form of BATS Global Markets, Inc. Cash Incentive Plan

10.7		Form of BATS Global Markets, Inc. Employee Stock Purchase Plan

10.8		Form of BATS Global Markets, Inc. Employee Share Repurchase Plan

21.1	*	Subsidiaries of the Registrant

23.1		Consent of KPMG LLP, independent registered public accountants for BATS Global Markets, Inc.

23.2		Consent of KPMG LLP, independent auditors for Direct Edge Holdings LLC

23.3		Consent of KPMG LLP, independent auditors for KCG Hotspot FX

23.4	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included in signature pages of this Registration Statement).

*
To be filed by amendment.

        (b)   The following financial statement schedule is filed as part of this Registration Statement:

        None.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of December, 2015.

BATS GLOBAL MARKETS, INC.
By:	/s/ CHRIS CONCANNON
	Name:	Chris Concannon
	Title:	President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Chris Concannon, Brian N. Schell and Eric Swanson, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments) and any registration statement related thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRIS CONCANNON Chris Concannon	President, Chief Executive Officer and Director (Principal Executive Officer)	December 15, 2015
/s/ BRIAN N. SCHELL Brian N. Schell	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 15, 2015
/s/ DERICK SHUPE Derick Shupe	Controller	December 15, 2015
/s/ FRANK REARDON Frank Reardon	Director	December 15, 2015
/s/ ALAN H. FREUDENSTEIN Alan H. Freudenstein	Director	December 15, 2015

Signature	Title	Date

/s/ JAMIL NAZARALI Jamil Nazarali	Director	December 15, 2015
/s/ JOHN MCCARTHY John McCarthy	Director	December 15, 2015
/s/ JOE RATTERMAN Joe Ratterman	Director	December 15, 2015
/s/ ROBERT JONES Robert Jones	Director	December 15, 2015
/s/ CHRIS MITCHELL Chris Mitchell	Director	December 15, 2015
/s/ MICHAEL RICHTER Michael Richter	Director	December 15, 2015

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1		Amended and Restated Certificate of Incorporation, as currently in effect

3.2	*	Form of Second Amended and Restated Certificate of Incorporation, to be in effect upon completion of the offering

3.3		Amended and Restated Bylaws, as currently in effect

3.4	*	Form of Second Amended and Restated Bylaws, to be in effect upon completion of the offering

4.1	*	Form of Common Stock Certificate

4.2		Investor Rights Agreement, dated as of January 31, 2014

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1		BATS Global Markets, Inc. 2009 Stock Option Plan

10.2		BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan

10.3		Form of Stock Option Award Agreement pursuant to the BATS Global Markets, Inc. 2009 Stock Option Plan

10.4		Form of Stock Option Award Agreement pursuant to the BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan

10.5		Form of Restricted Stock Award Agreement pursuant to the BATS Global Markets, Inc. Third Amended and Restated 2012 Equity Incentive Plan

10.6	*	Form of BATS Global Markets, Inc. Cash Incentive Plan

10.7		Form of BATS Global Markets, Inc. Employee Stock Purchase Plan

10.8		Form of BATS Global Markets, Inc. Employee Share Repurchase Plan

21.1	*	Subsidiaries of the Registrant

23.1		Consent of KPMG LLP, independent registered public accountants for BATS Global Markets, Inc.

23.2		Consent of KPMG LLP, independent auditors for Direct Edge Holdings LLC

23.3		Consent of KPMG LLP, independent auditors for KCG Hotspot FX

23.4	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included in signature pages of this Registration Statement).

*
To be filed by amendment.